Filed pursuant to Rule 424(b)(3)
Registration No. 333-111535

PROSPECTUS

59,049,769 Common Shares

Quanta Capital Holdings Ltd.

This prospectus covers the resale of up to 59,049,769 of our common shares, including 2,542,813 common shares to be issued upon the exercise of warrants. These shares may be offered and sold from time to time by the selling shareholders named in this prospectus, following the effective date of the registration statement of which this prospectus is part. We will not receive any of the proceeds from their sale of our shares, but if the selling shareholders pay the exercise price for the warrants in cash, we will use those proceeds for working capital.

No public market currently exists for our common shares, and our common shares are not currently listed on any national exchange or market system. However, our common shares have been sold from time to time in private transactions, and some of those sales have been reported on The Portal Market. Shares sold pursuant to this prospectus will not continue to trade on The Portal Market. Our common shares have been approved for listing on the Nasdaq National Market System under the symbol "QNTA."

Investing in our shares involves risks. See "Risk Factors" beginning on page 13 of this prospectus to read about the risks you should consider before buying our shares.

The selling shareholders may sell all or a portion of these shares from time to time in market transactions through any stock exchange or market on which our common shares are then listed, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale.

None of the Securities and Exchange Commission, any state securities regulators, the Registrar of Companies in Bermuda or the Bermuda Monetary Authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 13, 2004

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INFORMATION CONCERNING DEFINITIONS AND FINANCIAL INFORMATION

In this prospectus, references to the "Company," "we," "us" or "our" refer to Quanta Capital Holdings Ltd. and its subsidiaries and branch, which include or will include, Quanta Reinsurance Ltd., Quanta U.S. Holdings Inc., Quanta Reinsurance U.S. Ltd., Quanta Indemnity Company, Quanta Specialty Lines Insurance Company, Quanta Insurance Ireland Ltd., Environmental Strategies Consulting LLC, or ESC, Quanta Technical Services LLC and our branch in the United Kingdom, unless the context suggests otherwise. We refer to Quanta Reinsurance Ltd., Quanta Reinsurance U.S. Ltd., Quanta Insurance Ireland Ltd. and our branch in the United Kingdom as Quanta Bermuda, Quanta U.S. Re, Quanta Ireland and Quanta U.K., respectively. References to Quanta Holdings refer solely to Quanta Capital Holdings Ltd.

We purchased National Farmers Union Standard Insurance Company, or NFU Standard, which we renamed Quanta Indemnity Company, from National Farmers Union Property and Casualty Company, or NFU, on December 19, 2003, to underwrite specialty insurance and reinsurance in the United States on an admitted basis. We refer to this acquisition as the NFU Standard acquisition.

For your convenience, we have provided a Glossary, beginning on page G-1, of selected insurance, reinsurance and investment terms. In this prospectus, amounts are expressed in U.S. dollars and the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, except as otherwise indicated.

We have filed for registration in the U.S. Patent and Trademark Office for the mark "Quanta." All other brand names or trade names appearing in this prospectus are the property of their respective holders.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. While we have highlighted what we believe is important information about us and this offering in this summary, it does not contain all of the information that you should consider before investing in us. You should read the entire prospectus carefully, including the sections entitled "Risk Factors," "Information Regarding Forward-Looking Statements" and the financial statements and the related notes contained in this prospectus before making an investment decision.

Our Company

Overview

We are a new Bermuda holding company formed to provide specialty insurance, reinsurance and consulting products and services on a global basis through our subsidiaries. We were incorporated in May 2003 and began conducting our business in September 2003. We focus on writing coverage for specialized classes of risk through a team of experienced, technically qualified underwriters. These specialty lines insurance and reinsurance products differ significantly from products written in the standard market. In the standard market insurance rates and forms are highly regulated, products and coverages are largely uniform and have relatively predictable exposures and companies tend to compete for customers on the basis of price and service. In contrast, the specialty insurance and reinsurance market provide coverage for risks that are often unusual or difficult to place and do not fit the underwriting criteria of standard commercial products carriers. As a result, our insurance and reinsurance products require extensive technical underwriting skills and risk assessment resources and, in many cases, engineering expertise, in order to be profitably underwritten. We also provide risk assessment and consulting services to our clients.

Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events (such as earthquakes, hurricanes, floods, fires and other natural or man-made disasters), levels of underwriting capacity, as defined by availability of capital, and other factors. While we expect our returns to be impacted by the cyclical nature of the insurance and reinsurance industry, we believe that disciplined pricing and technical risk assessment through prudent risk selection in these specialty lines will result in superior returns on equity for our shareholders during different business cycles compared to insurers and reinsurers in other lines of business. We also believe that products and policies within specialty insurance and reinsurance lines that require technical underwriting and risk assessment expertise experience less competitive pricing pressure and volatility because of barriers to entering these markets, which exist principally due to the difficulty of acquiring experienced and specialized personnel with these skills.

We proactively manage our allocation of capital and resources among our insurance and reinsurance business units and among product lines within those business units. In our insurance business unit, we write or plan to write professional liability, marine, technical risk and aviation, environmental liability, structured insurance, fidelity and crime, surety and technical risk property. In our reinsurance business unit, we write or plan to write casualty, property, marine, technical risk and aviation and structured reinsurance. Within these business units, we intend to target the insurance and reinsurance product lines in areas where we believe we can derive a competitive advantage from our technical underwriting skills and that meet our risk and long-term profitability criteria. Our consulting services include investigation, remediation and engineering services, assessment services, other technical services initially focusing on environmental liabilities and information management services. We plan to expand the scope of our consulting services to provide risk assessment and evaluation services in other specialty insurance and claims areas.

Our senior management team includes Tobey J. Russ, our chairman and chief executive officer, and Michael J. Murphy, our deputy chairman and chief operating officer, each of whom has more than

20 years of experience and extensive contacts in the insurance, reinsurance or risk consulting industries. Messrs. Russ and Murphy have assembled a core group of underwriting officers, underwriters and other professionals to write insurance and reinsurance policies. While we have already hired a number of managers and employees, to achieve our financial and operational goals, we intend, among other things, to hire additional underwriting officers, underwriters, actuaries and other professionals with experience and expertise in identification of exposures, risk assessment and underwriting specialized or technically demanding types of risks or industries.

We are using our Bermuda operations primarily to write U.S. insurance and reinsurance business from Bermuda on a non-admitted basis. We have begun to write insurance and reinsurance in the United States on an admitted basis through Quanta Indemnity, which is a U.S. licensed insurer with licenses in approximately 41 states and was acquired by us on December 19, 2003. Further, we are writing insurance from the United States on an excess and surplus lines basis and U.S. reinsurance on a non-admitted or an unregulated basis through Quanta Specialty Lines, which was acquired by us on October 28, 2003. As an excess and surplus lines insurer, we may provide insurance on an unregulated basis for risks for which there is no market available through licensed insurers in the state. Because we have not yet received authorization for Quanta Ireland to conduct insurance business, we have also begun to write European insurance and reinsurance business from the United States, and we will write European insurance and reinsurance business from Bermuda. Once Quanta Ireland is authorized to conduct insurance business, we intend to use Quanta Ireland to write our European insurance and reinsurance business from Ireland.

Market Opportunities and Industry Trends

In the late 1990s, the insurance and reinsurance industry suffered from excess underwriting capacity, which generally is a surplus of capital available for underwriting. The industry was also negatively affected by the underpricing of its policies and the overly favorable policy terms and conditions it provided to its customers. During the period from 2000 through the end of 2003, an accumulation of losses from emerging risks relating to previously written business, such as liability under pre-existing policies for claims related to asbestos, environmental remediation, mold and professional liability, as well as poor investment performance as a result of a rapidly declining interest rate environment and increasingly negative returns on equity investments, caused a substantial contraction in the capital base of the insurance and reinsurance industry. The terrorist attacks of September 11, 2001 and severe losses in the general and professional liability insurance and reinsurance business added to the loss and reserve deficiencies of many insurers and reinsurers around the world. These capital reductions and ratings downgrades of many insurers and reinsurers in 2001 and 2002, caused many significant insurers and reinsurers to either withdraw from particular business lines or significantly reduce the amount of capital dedicated to writing insurance and reinsurance in these businesses.

We believe that from the beginning of 2001 through the end of 2003, the amount of capital available to write property insurance and casualty insurance and reinsurance (which is primarily concerned with liabilities for losses by or injuries to persons other than the policyholder) was reduced by an estimated $275 billion to $295 billion in potential and realized underwriting and investment losses. This amount is equal to 39.2% to 42.1% of the approximately $700 billion in available capital at the end of 2000 according to Sigma, a publication of Swiss Reinsurance Company. At the same time that capacity has decreased, we believe the demand for commercial insurance and reinsurance has risen as insureds have become increasingly aware of their risk exposures. We believe that this reduction in underwriting capacity, coupled with increased demand for insurance, has resulted in considerable increases in pricing and in policy terms and conditions that are significantly more favorable for insurers and reinsurers. While newly formed and existing insurance and reinsurance companies have recently raised capital and prices in some market segments have started to decrease, we believe that opportunities remain for us to provide needed underwriting capacity at attractive rates and upon terms and conditions more favorable to insurers than in the past.

Strategy and Competitive Strengths

We believe we can capitalize on the opportunities created by the continuing dislocation in the insurance marketplace, as described above. Our strategy is to operate a new insurance company, unburdened by liabilities resulting from historical operation, with a solid capital base, strong management and experienced team of specialty line underwriting officers. We are developing advanced risk assessment and loss control capabilities, applying those capabilities in the more technically demanding lines of insurance and deploying capital to what we believe are the most attractive business lines at the most opportune times. We are committed to building a diversified product portfolio and a cost-effective underwriting platform that will allow us to react quickly to changing market dynamics. Our competitive strengths and the key elements of this strategy are:

•	Experienced Management and Extensive Specialized Underwriting Capabilities. We have assembled a core group of underwriting officers, underwriters and other professionals to write insurance and reinsurance policies. While we must still employ additional professionals in order to successfully operate and grow our businesses, we believe that the extensive depth and knowledge of our senior management team and underwriting officers provide us with the ability to successfully select, price and manage complex risks. We have formed teams of experienced underwriting officers, underwriters, actuaries and other professionals with specialized knowledge of their respective market segments to manage each of our product lines where we currently write business.

•	Portfolio of Profitable Specialty Products with Strong Margins through Different Business Cycles. We offer products and policies within specialty insurance and reinsurance lines that require technical proficiency to underwrite, such as professional liability, marine, technical risk and aviation, environmental liability, fidelity and crime and surety. We believe these lines have some of the highest barriers to entry in the insurance industry. While we expect our returns to be impacted by the cyclical nature of the industry, we believe that specialty lines have the potential to offer high risk-adjusted returns on capital through different business cycles compared to insurers and reinsurers in other lines of business.

•	Technical Risk Assessment and Loss Control Capabilities. We use our technical underwriting capabilities to help us assess risk, attempt to control potential losses and to price the risks we intend to insure and reinsure. We use ESC to provide risk evaluation services to our underwriters in the environmental liability segment, and we plan to use Quanta Technical Services to serve as the platform for developing those capabilities in our other product lines. We believe that this will increase our ability to price risks in a manner that will produce superior underwriting results.

•	Innovative and Customer-Focused Underwriting and Structured Insurance Products. We have established structured insurance and reinsurance teams that work closely with each of the teams of our other product lines to develop alternative risk products that meet our clients' needs. Our existing management team has extensive experience in developing customized structured products.

•	Disciplined Capital Management and Allocation. We intend to flexibly increase and decrease the amount of capital we allocate among product lines within our insurance and reinsurance business units in response to our changing business needs and with the objective of maximizing our risk-adjusted return on capital. We purchase reinsurance, retrocessional protection and other forms of protection to more efficiently manage the allocation of our capital. Retrocessional protection is a transaction in which a reinsurer cedes to another reinsurer, the retrocessionaire, all or part of the reinsurance that it assumes.

•	Bermuda-Based Operations. Our Bermuda-based insurance operations allow us to access clients seeking Bermuda-based capacity, as well as provide us access to Bermuda's well developed network of insurance and reinsurance brokers and agents. We believe that we also benefit from our access to Bermuda's pool of experienced professionals and its responsive regulatory environment that allows for the development and sale of innovative insurance and reinsurance products.

•	Strong Market Relationships. Our senior management team and underwriting officers have industry relationships with a number of brokers and agents. While many of the brokers that we use or intend to use have had longer-term relationships with our competitors than with us, we believe our industry relationships are allowing us to establish our presence in the global insurance and reinsurance markets.

•	New Insurance Company without Historical Underwriting Liabilities. Because we only recently started writing insurance policies, we are unencumbered by historical liabilities currently affecting competitors, including claims relating to asbestos, environmental remediation, mold and the terrorist attacks of September 11, 2001.

Insurance and Reinsurance Product Lines

Our commitment to specialized underwriting requires experienced underwriters, market knowledge, risk assessment and loss control resources, analytic capabilities, a flexible underwriting platform, geographic reach and financial markets experience. We have organized our company by business units under the direction of experienced underwriting officers in their fields. We intend to support these managers with advanced analytic tools, advanced risk assessment capabilities, structured insurance resources and disciplined capital management.

While we currently intend to write our insurance and reinsurance products within the limits and terms described in this prospectus, we are a new company with a limited operating history. As we continue to ramp-up operations, our experience and changes in market conditions and other factors outside our control may require us to alter our methods of conducting our business, such as the nature, amount and types of risks we assume and the terms and limits of the products we write or intend to write.

Insurance Product Lines

We offer specialty insurance lines that provide tailored solutions to our clients in order to respond to distinctive risk characteristics. Our insurance operations focus or we expect they will focus on specialty products and policies within the following lines:

•	Professional Liability — Directors' and officers' liability insurance, errors and omissions liability insurance (covering errors or omissions in the performance of professional duties), employment practices liability (covering claims from wrongful termination, discrimination, sexual harassment and other wrongful employment practices) and fiduciary liability insurance.

•	Marine, Technical Risk and Aviation — Ocean marine, inland marine, technical risk and general aviation insurance.

•	Environmental Liability — Insurance for environmental site protection, remediation cost cap and contractors environmental protection. Environmental site protection insurance helps protect an owner or operator against liability for pollution incidents at fixed sites. Remediation cost cap insurance helps limit or "cap" the costs an insured would have to pay for remediation with respect to a scheduled remediation project. Contractors environmental protection insurance helps protect contractors and their clients against liability for pollution incidents that arise from the contractors' operations.

•	Structured Insurance — Coverage tailored to meet an individual client's strategic and financial objectives that are not efficiently met by traditional insurance products, such as structured property and casualty insurance, structured directors' and officers' liability insurance, deferred executive compensation insurance and finite risk insurance.

•	Fidelity and Crime — Financial institution blanket bonds, commercial crime, kidnap and ransom and computer crime insurance.

•	Surety — Bonding for self-insured workers' compensation, land reclamation, closure of landfills and their maintenance after closure, court appeals and various forms of performance and compliance guarantees.

•	Technical Risk Property — Excess of loss property insurance, which indemnifies the insured against all or a specified portion of loss above a specified amount, natural catastrophe excess of loss insurance and business interruption insurance.

Reinsurance Product Lines

We write reinsurance products on a treaty basis using quota share (in which the insurer cedes an agreed-upon fixed percentage of liabilities, premiums and losses for each policy covered on a pro rata basis), risk excess, clash (which is exposure to loss under two or more coverages or policies from the same event) and aggregate excess of loss structures, as appropriate. In treaty reinsurance, a reinsurer accepts a specified portion of a category of risks insured by an insurer or reinsurer. Our reinsurance operations focus on specialty products within the following lines:

•	Casualty — Directors' and officers' liability, professional liability, commercial umbrella and excess liability, and workers' compensation catastrophe.

•	Property — Property and business interruption.

•	Marine, Technical Risk and Aviation — Ocean marine, inland marine, technical risk and aviation.

•	Structured Reinsurance — Solutions tailored to meet an individual cedent's strategic and financial objectives, such as products for customers whose risk management needs may not be met effectively through traditional reinsurance products.

Consulting Services

We provide risk assessment and consulting services to our clients. We offer full-service environmental engineering, remediation, risk management and consulting services through ESC, which we acquired in September 2003. We believe that the ESC acquisition presents opportunities for synergies between our insurance and reinsurance operations and our consulting operations.

We have formed Quanta Technical Services which together with ESC, serves as the platform for establishing our technical talent in our specialty lines of insurance. ESC provides risk assessment and consulting support to our environmental underwriters. We plan to use Quanta Technical Services to provide risk assessment and evaluation consulting services in our other specialty lines of insurance and to third parties on a fee basis. Through Quanta Technical Services and its subsidiaries, we also provide liability assumption programs under which these subsidiaries assume specified liabilities (which may, at times, include taking title to property) associated with environmental conditions in properties and agree to provide consulting and to perform the required remediation services.

We are continuing ESC's historical business, which focuses on environmental services. ESC provides diversified environmental risk management services to assist customers in environmental remediation, regulatory analyses, technical support for environmental claims, merger and acquisition due diligence, environmental audits, risk assessments, engineering and information management services. Its customers are primarily private sector businesses in the United States. ESC's consulting services include the following:

•	Investigation, Remediation and Engineering Services — Investigation, remediation and engineering activities relating to cleanups, regulatory actions, engineering design, remediation, underground tank and asbestos/lead paint management, operation and maintenance of remedial systems and facility decommissioning and demolition.

•	Assessment Services — Risk management, merger and acquisition support, environment, health and safety audits, regulatory analyses and health and ecological risk assessments.

•	Other Technical Services — Litigation support, technical support for insurance claims, regulatory compliance plans, regulatory permits, training, technical reviews and property redevelopment services.

•	Information Management Services — Technology-based solutions for the control and management of environmental and facility information.

Private Offering and Founder Agreements

On September 3, 2003, we sold an aggregate of 55,000,000 common shares in a private placement exempt from registration under the Securities Act, which we call the Private Offering. We raised approximately $505.6 million in net proceeds from the Private Offering that we used to, among other things, acquire ESC, Quanta Specialty Lines and NFU Standard, repay indebtedness and capitalize our subsidiaries.

In connection with our formation and capitalization, we issued an aggregate of 1,506,956 shares to W. Russell Ramsey, one of our directors, Messrs. Russ and Murphy and BEM Investments, LLC, or BEMI, which is beneficially owned by Mr. Ramsey. We refer to these shares as Founder Shares. We also granted warrants, or Founder Warrants, to purchase shares equal to, in the aggregate, 2,542,813 shares at an exercise price of $10.00 per share to Messrs. Ramsey, Russ and Murphy. In connection with the Private Offering, we also entered into a registration rights agreement for the benefit of the holders of the shares sold in the Private Offering, the Founder Shares and the common shares underlying the Founder Warrants. See "Description of Share Capital — Registration Rights." For more information concerning the arrangements with BEMI, Messrs. Ramsey, Russ and Murphy, see "Certain Relationships and Related Transactions."

Recent Developments

For the first quarter ended March 31, 2004, our net loss was $4.8 million, or $0.08 per share. The net loss includes net realized gains on investments of $1.2 million, or $0.02 per share. Our gross premiums written, net premiums written and net premiums earned for the first quarter of 2004 were $118.7 million, $112.5 million and $27.2 million, respectively. During this same period, reinsurance represented $80.7 million of net premiums written and insurance represented $31.8 million of net premiums written.

Organization and Principal Executive Offices

Quanta Holdings was organized on May 23, 2003 as an exempted company under Bermuda law. Quanta Holdings' principal executive offices are located at Cumberland House, 1 Victoria Street, Hamilton HM 11, Bermuda, and its telephone number is (441) 294-6350. The following chart summarizes our corporate organization showing only Quanta Holdings and our principal subsidiaries after giving effect to the establishment of Quanta U.K. as a branch. We may change our corporate organization from time to time as we expand our business.

For additional information about these entities and the business each of these entities conducts or the business we expect each of these entities to conduct, see "Business — Organization."

Risks Relating to Our Company

As part of your evaluation of our company, you should take into account the risks we will face. See "Risk Factors" beginning on page 13. You should carefully consider these risk factors together with all the other information included in this prospectus. Some of the risks include:

•	We have a limited operating history. If we are unable to implement our business strategy or operate our business as we currently expect, our results may be adversely affected.

•	A downgrade in our rating would materially and adversely affect our competitive position resulting in a substantial loss of business and business opportunities as insureds and ceding companies purchase insurance or reinsurance from companies with higher claims-paying and financial strength ratings instead of from us.

•	We are dependent on our key executives and may not be able to hire and retain key employees or successfully integrate our management. While we have assembled a core group of underwriting officers, underwriters and other professionals to write insurance and reinsurance policies, we must attract and retain additional experienced underwriters, claims personnel, actuarial staff and risk analysis and modeling personnel in order to successfully operate and grow our businesses.

•	We will need to raise additional funds through financings in order to fully implement our business plan. We may also require additional funds to acquire other businesses or groups of underwriters or other personnel. If we cannot obtain adequate capital, our business, financial condition and results of operations will be adversely affected.

•	As a newly formed company, we have no operating history on which you can base an estimate of our future earnings prospects. The historical financial information and unaudited pro forma financial information of ESC, our predecessor for accounting purposes, and of NFU Standard presented in this prospectus are not comparable with or representative of the results that we expect to achieve in future periods and will not be helpful in deciding whether to invest in our shares.

•	We compete with a large number of companies in the insurance and reinsurance industry for underwriting revenues. Many of them also have more (in some cases substantially more) capital and greater marketing and management resources than we have and may offer a broader range of products and more competitive pricing than we expect to, or will be able to, offer.

•	We may misevaluate the risks we seek to insure in the underwriting and pricing of our products. If we misevaluate these risks, our business, reputation, financial condition and results of operations could be materially and adversely affected.

•	We may not be able to manage our growth effectively, and this could have a material adverse effect on our business, financial condition and results of operations.

•	We may pursue additional opportunities to acquire complementary businesses or groups of underwriters or other individuals, and, if we fail to successfully integrate any acquired business or group, this could adversely affect our financial condition.

•	The insurance and reinsurance business is historically cyclical, and we expect to experience periods with excess underwriting capacity and unfavorable premium rates.

This Offering

Shares offered by the selling shareholders	A total of up to 59,049,769 common shares including the following: 55,000,000 common shares sold in the Private Offering, 1,506,956 Founder Shares, and 2,542,813 common shares issuable upon exercise of the Founder Warrants, in each case, held by the selling shareholders.

Shares outstanding	56,798,218 shares. Our outstanding shares exclude:

•	2,542,813 shares issuable upon exercise of the Founder Warrants;

•	2,883,400 shares issuable upon exercise of outstanding options; and

•	2,966,600 additional shares available for issuance under our 2003 long term incentive plan.

Use of proceeds	We will not receive any of the proceeds from the sale of our shares, but if the selling shareholders pay the exercise price for the Founder Warrants in cash, we will use such proceeds for working capital.

Trading	Our common shares are not currently listed on any national securities exchange or on Nasdaq Stock Market, Inc. However, following the Private Offering, our common shares have been sold from time to time in private transactions and some of those sales have been reported on The Portal Market. Shares sold pursuant to this prospectus will not continue to trade on The Portal Market. Our common shares have been approved for listings on the Nasdaq National Market System under the symbol "QNTA."

Voting limitation	Our bye-laws contain a provision limiting the voting rights of any U.S. person, as defined in the Internal Revenue Code, who owns (directly, indirectly or constructively under the Code) shares with more than 9.9% of the total voting power of all shares entitled to vote generally at an election of directors to 9.9% of such voting power.

Summary Financial Information

The following tables set forth our summary financial information for the periods ended and as of the dates indicated. Quanta Holdings was incorporated on May 23, 2003 and we acquired ESC on September 3, 2003. The acquisition was accounted for under the purchase method. ESC is considered our predecessor for accounting purposes.

The summary income statement data presented below for the years ended December 31, 1998 and 1999 and the summary balance sheet data as of December 31, 1998, 1999 and 2000 have been derived from ESC's audited financial statements. The summary income statement data for the periods ended September 30, 2002 and September 3, 2003 and the summary balance sheet data as of September 3, 2003 have been derived from ESC's audited financial statements included elsewhere in this prospectus. The summary income statement data for the years ended December 31, 2000, 2001 and 2002 and the summary balance sheet data as of December 31, 2001 and 2002 have been derived from ESC's audited financial statements included elsewhere in this prospectus. The summary income statement data for the period from May 23, 2003 (date of incorporation) to December 31, 2003 and the summary balance sheet data as of December 31, 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

We caution you that the financial information and results presented in this prospectus are neither comparable to nor representative of the actual results that we expect to achieve in future periods. Many factors will cause our actual results to differ materially from the financial information and results presented for our predecessor and for the short period since we were incorporated including, but not limited to, the following:

•	For the period to December 31, 2003, we focused on completing the acquisition and integration of ESC, Quanta Specialty Lines and NFU Standard and implementing our business strategy through the development and implementation of our operating procedures, underwriting platforms and guidelines, other systems, infrastructure and facilities and assembling our group of underwriting and other professionals required to write insurance and reinsurance business. We began to write insurance and reinsurance business during the fourth quarter of 2003.

•	The business of our predecessor principally relates to environmental engineering and remediation risk management consulting and is intended to be only a small portion of our business in the future. It is not representative of or comparable with the principal businesses of insurance and reinsurance in which we have started to engage.

•	Until its date of acquisition, ESC was an S corporation for income taxes purposes, and as consequence, it had not incurred any income taxes. The results of operations of the predecessor presented below include an estimate, on a pro forma basis, for taxes that may have been incurred if it had been a C corporation for all predecessor periods presented.

•	Our summary income statement data for the period from May 23, 2003 to December 31, 2003 includes a 100% valuation allowance against our net deferred tax assets. In accordance with the accounting standards under U.S. GAAP, as a start-up with limited operating history, the recovery of deferred tax assets from future taxable income is currently neither assured nor accurately determinable. Some or all of the amount of these net deferred tax assets would be realized if and when our operations become profitable.

•	Those factors discussed in "Risk Factors."

You should read the summary financial information set forth below in conjunction with the financial statements and related notes and other information contained in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Summary Consolidated Financial and Operating Data

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Predecessor							Quanta Capital Holdings Ltd.(3)
	For the year ended December 31,					For the nine months ended September 30, 2002	For the period ended September 3, 2003	Period from May 23, 2003 to December 31, 2003
	1998	1999	2000	2001	2002
Summary Income Statement Data
Revenues:
Net premiums earned	$—	$—	$—	$—	$—	$—	$—	$1,940
Consulting revenues	30,599	32,452	29,218	28,448	28,628	20,857	20,350	11,680
Net investment income	76	62	53	33	23	15	14	2,290
Net realized gains	—	—	—	—	—	—	—	109
Other income	—	—	—	—	—	—	—	126
Total revenues	30,675	32,514	29,271	28,481	28,651	20,872	20,364	16,145
Expenses:
Net losses and loss expenses	—	—	—	—	—	—	—	1,191
Acquisition expenses	—	—	—	—	—	—	—	164
Direct consulting costs	20,085	20,588	17,615	17,576	17,193	12,424	12,992	8,637
General and administrative expenses and depreciation	6,705	7,971	9,784	8,793	8,765	6,482	5,971	44,630
Total expenses	26,790	28,559	27,399	26,369	25,958	18,905	18,963	54,622
Net income	$3,885	$3,955	$1,872	$2,112	$2,693	$1,967	$1,401
Net loss before taxes								(38,477)
Provision for income taxes								—
Net loss after taxes								$(38,477)
Weighted average common shares and common share equivalents outstanding – basic and diluted	1,000,000	1,093,250	1,093,250	1,093,250	1,093,250	1,093,250	1,093,250	31,369,001
Net income (loss) per share – basic and diluted (2)	$3.89	$3.62	$1.71	$1.93	$2.46	$1.80	$1.28	$(1.23)
Predecessor Pro Forma Data (unaudited):
Net income as shown above	$3,885	$3,955	$1,872	$2,112	$2,693	$1,967	$1,401
Pro forma provision for income taxes (1)	1,511	1,538	728	822	1,048	765	545
Net income adjusted for pro forma income taxes	2,347	2,417	1,144	1,290	1,645	1,202	856
Pro forma net income per share – basic and diluted (2)	$2.37	$2.21	$1.05	$1.18	$1.51	$1.10	$0.78

	Predecessor						Quanta Capital Holdings Ltd.(3)
	As of December 31,					As of September 3, 2003	As of December 31, 2003
	1998	1999	2000	2001	2002
Summary Balance Sheet Data
Cash and cash equivalents	$61	$54	$78	$74	$73	$413	$47,251
Investments at fair value	—	—	—	—	—	—	467,036
Premiums receivable	—	—	—	—	--	—	10,961
Goodwill and other intangible assets	—	—	—	—	—	—	21,351
Total assets	11,399	11,602	10,176	10,160	10,131	11,249	573,761
Reserve for losses and loss expenses	—	—	—	—	—	—	4,454
Reserve for unearned premiums	—	—	—	—	—	—	20,044
Environmental liabilities assumed	—	—	—	—	—	—	7,018
Total liabilities	4,742	4,033	3,731	4,003	3,681	5,199	86,278
Total shareholders' equity	6,657	7,569	6,445	6,157	6,450	6,051	487,483

(1)	As an S corporation, ESC, our predecessor, was not subject to U.S. federal income taxes. At the time of its acquisition, ESC became subject to U.S. income tax. Accordingly, the predecessor historical operating earnings have been adjusted, on a pro forma basis, to reflect taxes at a 38.9% rate including a 35% statutory rate for U.S. federal income taxes and a 3.9% rate, based on a 6% statutory rate for Virginia state income taxes less the related federal tax benefit.
(2)	Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. All potentially dilutive securities including stock options and warrants are excluded from the basic earnings per share computation. In calculating diluted earnings per share, the weighted average number of shares outstanding for the period is increased to include all potentially dilutive securities using the treasury stock method. Any common stock equivalent shares are excluded from the computation if their effect is antidilutive. Basic and diluted earnings per share are calculated by dividing income available to ordinary shareholders by the applicable weighted average number of shares outstanding during the year.
(3)	Includes the operations of ESC from September 3, 2003, the date of acquisition. We accounted for the acquisition of ESC as a purchase. See Note 3 to our consolidated financial statements.

RISK FACTORS

An investment in our shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the price of our shares could decline significantly and you may lose all or a part of your investment.

Risks Related to our Business

We have a limited operating history. If we are unable to implement our business strategy or operate our business as we currently expect, our results may be adversely affected.

We were organized on May 23, 2003 and began our business operations after the closing of the Private Offering on September 3, 2003. Because we only recently commenced operations, we are just beginning to develop name recognition and a reputation in the insurance and reinsurance industry. Businesses, such as ours, that are starting up or in their initial stages of development, present substantial business and financial risks and may suffer significant losses. We must hire and retain additional key employees and other staff, develop and maintain business relations, continue to establish operating procedures, obtain additional facilities, implement new systems, obtain approvals from insurance regulatory agencies or organizations and complete other tasks necessary for the conduct of our intended business activities. If we are unable to implement these actions in a timely manner, our results may be adversely affected. As a result of industry factors or factors specific to us, we have altered and may continue to alter our methods of conducting our business, such as the nature, amount and types of risks we assume and the terms and limits of the products we write or intend to write.

A future downgrade in our rating from A.M. Best would materially and adversely affect our competitive position.

Competition in the types of insurance and reinsurance business that we intend to underwrite and reinsure are based on many factors, including the perceived financial strength of the insurer and ratings assigned by independent rating agencies. A.M. Best Company, Inc., or A.M. Best, is generally considered to be a significant rating agency with respect to the evaluation of insurance and reinsurance companies. Its ratings are based on a quantitative evaluation of a company's performance with respect to profitability, leverage and liquidity and a qualitative evaluation of spread of risk, investments, reinsurance programs, reserves and management. In addition, its rating of us took into consideration the fact that we have recently commenced our operations. Insurance ratings are used by customers, brokers, reinsurers and reinsurance intermediaries as an important means of assessing the financial strength and quality of insurers. In addition, the rating of a company seeking reinsurance, also known as a ceding company, may be adversely affected by the lack of a rating of its reinsurer. Therefore, the lack of a rating or a poor rating will dissuade a ceding company from reinsuring with us and will influence a ceding company to reinsure with a competitor of ours.

Numerous insurers and reinsurers have been downgraded since September 11, 2001, and numerous ratings agencies have kept the reinsurance industry on negative outlook after many reinsurers posted disappointing 2002 and semi-annual 2003 results. We have received a rating of "A–" (excellent) from A.M. Best, which is the fourth highest of fifteen rating levels and indicates A.M. Best's opinion of our financial strength and ability to meet ongoing obligations to our future policyholders. We cannot assure you that we will be able to maintain this rating. A significant ratings downgrade would result in a substantial loss of business and business opportunities as insureds and ceding companies purchase insurance or reinsurance from companies with higher claims-paying and financial strength ratings instead of from us. For further discussion, see "Industry Background — Recent Industry Developments — Ratings Decline."

We are dependent on our key executives and may not be able to hire and retain key employees or successfully integrate our management team.

Our success will depend largely on our senior management, which includes, among others, Tobey J. Russ, our chairman and chief executive officer, and Michael J. Murphy, our deputy chairman and chief operating officer. We have employment agreements with Messrs. Russ and Murphy for employment through September 2008, which include non-competition obligations. Further, we have an arrangement with David R. Whiting, who manages our Bermuda-based reinsurance operations, for employment through September 2005. While we also have employment arrangements with John S. Brittain, Jr., our chief financial officer, and Gary G. Wang, our chief risk officer, and other key employees, many of them presently do not have non-competition or non-solicitation agreements with us. Therefore, these other executive officers and key employees may voluntarily terminate their employment with us at any time and are not restricted from seeking employment with our competitors or others who may seek their expertise. We do not currently maintain key man life insurance policies with respect to any of our employees other than a $10 million policy on the life of Mr. Murphy that we acquired in the ESC acquisition.

While we have assembled a core group of underwriting officers, underwriters and other professionals to write insurance and reinsurance policies, we must attract and retain additional experienced underwriters, claims personnel, actuarial staff and risk analysis and modeling personnel in order to successfully operate and grow our businesses. We will continue to pursue hiring additional executives or other personnel, individually or in groups, from other companies in the insurance and reinsurance industry. For example, we are presently conducting a search for a permanent President of U.S. Insurance to replace Kevin J. McHugh, who served as Interim President of U.S. Insurance from September 2003 until his resignation on March 31, 2004. The number of available, qualified personnel in the insurance and reinsurance industry to fill these positions may be limited. Companies with qualified candidates may have agreements that restrict those persons and our existing employees from soliciting or hiring their employees and working for competitors and may seek to retain, or prevent us from hiring, their executives and other personnel. We cannot assure you that we will be successful in hiring executives or other personnel. In particular, we cannot assure you that we will be able to successfully employ any qualified candidate who is subject to these restrictions or whose employer seeks to prevent us from hiring them or that we will not incur any liability in connection with our hiring, or attempting to hire, such executives or other personnel. For an example, see the description of our settlement of claims made by CNA against some of our employees and against Thomas F. Taylor, one of our former executive officers, in "Business — Legal Proceedings." Our ability to implement our business strategy will depend on the retention and successful integration of our management team and other personnel. Our inability to attract, integrate and retain members of our management team, key employees and other personnel could delay or prevent us from fully implementing our business strategy and could significantly and negatively affect our business. Further, although we are not aware of any planned departures or retirements, if we were to lose the services of our senior executives or key employees, our business could be materially and adversely affected. We cannot assure you that we will successfully attract, retain and integrate our executives, key employees and other personnel.

We will require additional capital in the future, which may not be available on favorable terms or at all.

We will need to raise additional funds through financings in order to fully implement our business plan. We will require additional capital because some of the markets in which we intend to sell specialty insurance require higher capital levels than the capital we have currently available. We may also require additional funds to acquire other businesses or groups of underwriters or other personnel. The amount and timing of these capital requirements will depend on many factors, including our ability to write new business successfully in accordance with our expectations and to establish premium rates and reserves at levels sufficient to cover our losses. At this time, we are not able to quantify the amount of additional capital we will require in the future or predict the timing of our future capital needs. We intend for us or one or more of our subsidiaries to enter into a secured bank letter of credit and revolving credit facility with a syndicate of lenders. However, we currently have no commitment from any lender with respect to a credit facility. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. If we are able to raise capital through equity financings, your interest in our company would be diluted, and the securities we issue may have rights, preferences and privileges that are senior to the shares offered under this prospectus. If we cannot obtain adequate capital, our business, financial condition and results of operations will be adversely affected.

Our future performance cannot be predicted based on the financial information included in this prospectus.

As a newly formed company, we have a limited operating history to base an estimate of our future earnings prospects. We are presenting in this prospectus our unaudited pro forma financial statements after giving effect to the acquisition of ESC and the NFU Standard acquisition as if they had occurred as of January 1, 2003. Additionally, this prospectus includes the consolidated historical financial statements of Quanta Holdings, ESC and NFU Standard. The present operating results of ESC, our predecessor, are intended to be only a small portion of our consolidated business in the future, and the business of ESC is not representative of or comparable with our primary business strategy. Additionally, the historical activity of NFU Standard is not indicative of future results since NFU is retaining NFU Standard's historical business other than statutory deposits. Further, because we have only recently commenced our operations, the historical financial results of Quanta Holdings will not provide a meaningful indication of our future performance. As a result, the historical financial information and unaudited pro forma financial information of ESC and NFU Standard presented in this prospectus are not comparable with or representative of the results that we expect to achieve in future periods and will not be helpful in deciding whether to invest in our shares. When purchasing our shares you cannot rely on the pro forma and historical financial information of Quanta Holdings, ESC and NFU Standard in this prospectus to form a meaningful basis on which to assess the value of an investment in Quanta Holdings.

We compete with a large number of companies in the insurance and reinsurance industry for underwriting revenues.

We compete with a large number of other companies in our selected lines of business. We compete with major insurers and reinsurers, such as ACE Limited ("ACE"), American International Group, Inc. ("AIG"), CNA Financial Corporation ("CNA"), The Chubb Corporation ("Chubb"), XL Capital Ltd., Arch Capital Group Ltd., Swiss Reinsurance Company, Berkshire Hathaway Inc., Munich Re Group, Travelers Property Casualty Corp. ("Travelers") and The St. Paul Companies ("St. Paul") and other new Bermuda insurers and reinsurers, such as Endurance Specialty Holdings Ltd., Axis Capital Holdings Limited, Allied World Assurance Company, Ltd., Platinum Underwriters Holdings, Ltd. and Montpelier Re Holdings Ltd. These insurers and reinsurers have more capital than we have, offer the lines of insurance and reinsurance that we offer or will offer, target the same markets as we do and utilize similar business strategies. We face competition both from specialty insurance companies, underwriting agencies and intermediaries, as well as diversified financial services companies. In addition, newly formed and existing insurance industry companies have recently raised capital to meet perceived demand in the current environment and address underwriting capacity issues. Other newly formed and existing insurance companies may also be preparing to enter the same market segments in which we compete or raise new capital. Since we have a limited operating history, many of our competitors have greater name and brand recognition than we have. Many of them also have more (in some cases substantially more) capital and greater marketing and management resources than we have and may offer a broader range of products and more competitive pricing than we expect to, or will be able to, offer. While we believe our unencumbered capital base, our experienced management team, our technical expertise and other elements of our business strategy will allow us to be competitive, we cannot assure you that we will be able to timely or effectively implement these strategies in a manner that will generate returns on capital superior to those of our competitors.

Our competitive position is based on many factors, including our perceived financial strength, ratings assigned by independent rating agencies, geographic scope of business, client relationships, premiums charged, contract terms and conditions, products and services offered (including the ability to design customized programs), speed of claims payment, reputation, experience and qualifications of employees and local presence. Since we have recently commenced operations, we may not be able to compete successfully on many of these bases. If competition limits our ability to write new business at adequate rates, our return on capital may be adversely affected.

A number of new, proposed or potential industry developments could further increase competition in our industry. These developments include:

•	an increase in capital-raising activities by companies in our lines of business, which could result in additional new entrants to our markets and an excess of capital in the industry;

•	programs in which state-sponsored entities provide property insurance in catastrophe-prone areas or other "alternative markets" types of coverage; and

•	changing practices caused by the Internet, which may lead to greater competition in the insurance business.

New competition from these developments could cause the supply and/or demand for insurance or reinsurance to change, which could affect our ability to price our products at attractive rates and adversely affect our underwriting results.

We may misevaluate the risks we seek to insure in the underwriting and pricing of our products. If we misevaluate these risks, our actual insured losses may be greater than our loss reserves, which would negatively impact our business, reputation, financial condition and results of operations.

We are a Bermuda company formed to provide specialty lines insurance and reinsurance products on a global basis through our operating subsidiaries. The market for specialty lines insurance and reinsurance products differs significantly from the standard market. In the standard market, insurance rates and forms are highly regulated, products and coverages are largely uniform and have relatively predictable exposures and companies tend to compete for customers on the basis of price and service. In contrast, the specialty market, especially the structured products market, provides coverage for risks that do not fit the underwriting criteria of the standard carriers. We have formed teams of experienced underwriting officers and underwriters with specialized knowledge of their respective market segments to manage each of our product lines where we currently write business. Our success will depend on the ability of these underwriters to accurately assess the risks associated with the businesses that we insure. Underwriting for specialty lines and structured products requires us to make assumptions about matters that are inherently unpredictable and beyond our control and for which historical experience and probability analysis may not provide sufficient guidance. Further, underwriting for specialty lines presents particular difficulties because there is usually limited information available on the client's loss history for the perils being insured and structured insurance products frequently involve coverages for multiple years and multiple business segments. If we fail to adequately evaluate the risks to be insured, our business, financial condition and results of operations could be materially and adversely affected.

Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to an insurer and payment by the insurer of that loss. As we recognize liabilities for unpaid losses, we will continue to establish reserves. These reserves represent estimates of amounts needed to pay reported losses and unreported losses and the related loss adjustment expense. Loss reserves are only an estimate of what an insurer anticipates the ultimate costs of claims to be and do not represent an exact calculation of liability. Estimating loss reserves is a difficult and complex process involving many variables and subjective judgments, particularly for new companies, such as ours, that have no loss development experience. As part of our reserving process, we review historical data as well as actuarial and statistical projections and consider the impact of various factors such as:

•	trends in claim frequency and severity;

•	changes in operations;

•	emerging economic and social trends;

•	inflation; and

•	changes in the regulatory and litigation environments.

This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves, and actual results are likely to differ from original estimates. In addition, unforeseen losses, the type or magnitude of which we cannot predict, may emerge in the future. To the extent our loss reserves are insufficient to cover actual losses or loss adjustment expenses, we will have to add to these loss reserves and incur a charge to our earnings, which could have a material adverse effect on our financial condition, results of underwriting and cash flows.

In addition, because we, like other insurers and reinsurers, do not separately evaluate each of the individual risks assumed under reinsurance treaties, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that our ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded to us may not adequately compensate us for the risks we assume.

We may not be able to manage our growth effectively.

We only began our business operations after the closing of the Private Offering on September 3, 2003, and we need to continue to rapidly and significantly expand our operations to realize our growth strategy. Our anticipated growth will place significant demands on our management and other resources. As we grow our business in the future, we will need to raise additional capital, continue to obtain, develop and implement systems and acquire human resources. These processes are time consuming and expensive, will increase management responsibilities and will absorb management attention. We cannot assure you that we will be able to meet our capital needs, expand our systems effectively, allocate our human resources optimally, identify and hire qualified employees or incorporate effectively the components of any businesses we may acquire in our effort to achieve growth. The failure to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We may pursue additional opportunities to acquire complementary businesses or groups of underwriters or other individuals, which could adversely affect our financial situation if we fail to successfully integrate the acquired business or group.

Since our organization on May 23, 2003, we have acquired ESC, a provider of risk assessment and consulting services, Quanta Specialty Lines, an excess and surplus lines insurer, and Quanta Indemnity, a U.S. licensed insurer with licenses in approximately 41 states. We intend to continue to pursue selective acquisitions of complementary businesses or groups of underwriters or other individuals in the future. Inherent in any future acquisition are certain risks, such as the difficulty of assimilating operations, services, cultures, products and facilities of the acquired business or group, which could have a material adverse effect on our operating results, particularly during the period immediately following such acquisition. Additional debt or equity capital may be required to complete, integrate and fund future acquisitions of these businesses or groups, and there can be no assurance that we will be able to raise the required capital. Furthermore, acquisitions involve a number of risks and challenges, including:

•	diversion of management's attention;

•	the need to integrate acquired businesses, groups of underwriters or other individuals;

•	potential loss of key employees and customers of the acquired business or group;

•	lack of experience in operating in the geographical market of the acquired business or group;

•	an increase in our expenses and working capital requirements;

•	misjudgment of the value of the acquired businesses or groups of underwriters in determining the price paid for the acquisition; and

•	inaccurate assessment of the amount or nature of the liabilities or obligations of the businesses being acquired or assuming liabilities unknown to us at the time of the acquisition.

Any of these and other factors could adversely affect our ability to achieve anticipated cash flows at acquired operations or realize other anticipated benefits of acquisitions.

Our business is dependent upon insurance and reinsurance brokers, and the failure to develop or maintain important broker relationships could materially adversely affect our ability to market our products and services.

We market our insurance and reinsurance products primarily through brokers, and we derive a significant portion of our business from a limited number of brokers. Many of our competitors have had longer term relationships with the brokers that we use or intend to use than we have. Affiliates of at least two of the brokers through whom we market our products, Marsh & McLennan Companies, or Marsh, and Aon Corporation, have also co-sponsored the formation of Bermuda reinsurers that compete with us, and those brokers may decide to favor the companies they sponsored over other companies. While our senior management team and underwriting officers have industry relationships with major industry brokers that we believe are allowing us to establish our presence in the insurance and reinsurance markets, we cannot assure you that we will successfully cultivate and maintain these relationships. The failure to develop or maintain relationships with brokers from whom we expect to receive our business could have a material adverse effect on us.

Our reliance on brokers subjects us to their credit risk.

In accordance with industry practice, we anticipate that we will frequently pay amounts owed on claims under our insurance or reinsurance contracts to brokers, and these brokers, in turn, will pay these amounts over to the clients that have purchased insurance or reinsurance from us. If a broker fails to make such a payment, in a significant majority of business that we will write, it is highly likely that we will be liable to the client for the deficiency under local laws or contractual obligations. Likewise, when the client pays premiums for these policies to brokers for payment over to us, these premiums are considered to have been paid and, in most cases, the client will no longer be liable to us for those amounts, whether or not we actually receive the premiums from the brokers. Consequently, we will assume a degree of credit risk associated with brokers around the world with respect to most of our insurance and reinsurance business.

The occurrence of severe catastrophic events may have a material adverse effect on us.

We intend to underwrite property and casualty insurance and reinsurance and will have large aggregate exposures to natural and man-made disasters such as hurricane, typhoon, windstorm, flood, earthquake, acts of war, acts of terrorism and political instability. We expect that our loss experience generally will include infrequent events of great severity. The risks associated with natural and man-made disasters are inherently unpredictable, and it is difficult to predict the timing of such events with statistical certainty or estimate the amount of loss any given occurrence will generate. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. The occurrence of losses from catastrophic events may have a material adverse effect on our ability to write new business, results of operations and financial condition. These losses could eliminate our shareholders' equity and statutory surplus (which is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets, as determined under statutory accounting principles, or SAP). Increases in the values and geographic concentrations of insured property and the effects of inflation have resulted in increased severity of industry losses in recent years and we expect that those factors will increase the severity of catastrophe losses in the future.

The availability of reinsurance and retrocessional coverage that we intend to use to limit our exposure to risks may be limited, and counterparty credit and other risks associated with our reinsurance arrangements may result in losses which could adversely affect our financial condition and results of operations.

To limit our risk of loss, we use reinsurance and also may use retrocessional coverage, which is reinsurance of a reinsurer's business. The availability and cost of reinsurance and retrocessional protection is subject to market conditions, which are beyond our control. Currently, there is a high level of demand for these arrangements. Because we only recently commenced operations, we may experience difficulties in obtaining or renewing reinsurance and retrocessional protection. We cannot assure you that we will be able to obtain or renew adequate levels of reinsurance or retrocessional protection at cost-effective rates in the future.

As a result of market conditions and other factors, we may not be able to successfully alleviate risk through reinsurance and retrocessional arrangements. Further, we will be subject to credit risk with respect to our reinsurance and retrocessional arrangements because the ceding of risk to reinsurers and retrocessionaires will not relieve us of our liability to the clients or companies we insure or reinsure. Our failure to establish adequate reinsurance or retrocessional arrangements or the failure of our reinsurance or retrocessional arrangements to protect us from overly concentrated risk exposure could adversely affect our business, financial condition and results of operations.

We must develop, implement and integrate new software and systems.

While we have acquired new software and systems responsible for accounting, claims management, modeling and other tasks relating to our insurance and reinsurance operations, we still must implement and integrate these software and systems with each other and with those that we are developing ourselves. In addition, we must acquire or obtain the right to use additional software and systems and continue to develop those systems that we are creating internally. Our failure to acquire, implement or integrate these systems in a timely and effective manner could impede our ability to achieve our business strategy and could significantly and adversely affect our business, financial condition and results of operations.

Our business could be adversely affected by Bermuda employment restrictions.

We intend to hire primarily non-Bermudians to work for us in Bermuda. Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government upon showing that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standard requirements for the advertised position. The Bermuda government recently announced a new policy limiting the duration of work permits to six years, with certain exemptions for key employees. While we have been able to obtain work permits that we have needed for our employees to date, we can not assure you that we will not encounter difficulties in the future. We may not be able to use the services of one or more of our key employees if we are not able to obtain work permits for them, which could have a material adverse effect on our business.

A significant amount of our invested assets will be subject to market volatility.

We invest the premiums we receive from customers. Our investment portfolio currently contains highly rated and liquid fixed income securities. Because we classify substantially all of our invested assets as available for sale, we expect changes in the market value of our securities will be reflected in our consolidated balance sheet. Our funds are invested by several professional investment advisory management firms under the direction of our management team in accordance with our investment guidelines and are subject to market-wide risks and fluctuations, as well as to risks inherent in particular securities. The volatility of our claims may force us to liquidate securities, which may cause us to incur capital losses. Our investment results and, therefore, our financial condition may also be impacted by changes in the business, financial condition or results of operations of the entities in which we invest, as well as changes in interest rates, government monetary policies, general economic conditions and overall market conditions. For example, between 2000 and 2002 insurers and reinsurers experienced adverse investment returns as a result of, among other things, high profile bankruptcies and a low interest rate environment. For a further discussion, see "Industry — Recent Industry Developments — Adverse Investment Returns." Further, if we do not structure our investment portfolio so that it is appropriately matched with our insurance and reinsurance liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Investment losses could significantly decrease our asset base, which will affect our ability to conduct business.

We may be adversely affected by interest rate changes.

Our investment portfolio contains interest rate-sensitive instruments, such as bonds, which may be adversely affected by changes in interest rates. Because of the unpredictable nature of losses that may arise under insurance and reinsurance policies, we expect our liquidity needs will be substantial and may arise at any time. Increases in interest rates during periods when we sell investments to satisfy liquidity needs may result in losses. Changes in interest rates could also have an adverse effect on our investment income and results of operations. For example, if interest rates decline, reinvested funds will earn less than expected.

In addition, we expect that our investment portfolio will include highly-rated mortgage-backed securities. As with other fixed income investments, the fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose us to prepayment risks on these investments. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities are prepaid more quickly, requiring us to reinvest the proceeds at the then current market rates.

Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Although we attempt to take measures to manage the risks of investing in a changing interest rate environment, we may not be able to mitigate interest rate sensitivity effectively. Our mitigation efforts include maintaining a high quality portfolio with a relatively short duration to reduce the effect of interest rate changes on book value. Despite our mitigation efforts, a significant increase in interest rates could have a material adverse effect on our book value.

Fluctuations in currency exchange rates may cause us to experience losses.

Our functional currency is the U.S. dollar. Our operating currency generally will also be the U.S. dollar. However, we expect the premiums receivable and losses payable in respect of a portion of our business will be denominated in currencies of other countries. We will attempt to manage our foreign currency risk by seeking to match our liabilities under insurance and reinsurance policies that are payable in foreign currencies either with forward purchase contracts or with investments that are denominated in these currencies.

To the extent we believe that it may be practical, we may hedge our foreign currency exposure with respect to potential losses by maintaining assets denominated in the same currency or entering into forward purchase contracts for specific currencies. We intend to consider using forward purchase contracts when we are advised of known or probable significant losses that will be paid in non-U.S. currencies in order to manage currency fluctuation exposure. We may also consider using forward purchase contracts to hedge our non-U.S. dollar currency exposure with respect to premiums receivable, which will be generally collected over the relevant contract term to the extent practical and to the extent we do not expect we will need these receipts to fund potential losses in such currencies. We may make foreign currency-denominated investments, generally for the purpose of improving overall portfolio yield. However, we may not be successful in reducing foreign currency exchange risks. As a result, we may from time to time experience losses resulting from fluctuations in values of foreign currencies, which could have a material adverse effect on our results of operations.

Our profitability may be adversely impacted by inflation.

The effects of inflation could cause the severity of claims to rise in the future. Our reserve for losses and loss expenses will include assumptions about future payments for settlement of claims and claims handling expenses, such as medical treatments and litigation costs. To the extent inflation causes these costs to increase above reserves established for these costs, we would be required to increase our loss reserves with a corresponding reduction in our net income in the period in which the deficiency is identified.

We have made certain decisions concerning the allocation of our capital base among our subsidiaries. Those decisions could have a major impact on our ability to meet our growth and return objectives.

We have established operating subsidiaries in Bermuda, Ireland and the United States and we intend to establish a branch in the United Kingdom. We have attempted to allocate capital among our subsidiaries in such a way as to maximize the composite return to shareholders stemming from our overall capital base. These capital allocation decisions require us to make various operating, regulatory and tax assumptions. If our assumptions were not correct, we may not have allocated our capital in the most optimal manner. This could adversely affect our ability to meet our growth and return objectives.

We may incur liability in connection with NFU Standard's past operations if NFU or the reinsurer with which NFU reinsures NFU Standard's liabilities fails to pay the liabilities assumed or reinsured.

On December 19, 2003, we purchased all of the outstanding capital stock of NFU Standard, a U.S. licensed insurer with licenses in approximately 41 states, from NFU. NFU assumed from NFU Standard all of its underwriting contracts and associated liabilities except those for which regulatory approvals have not yet been received. NFU has reinsured NFU Standard for 100% of the underwriting contracts and their associated liabilities that are still subject to regulatory approval and will assume these contracts when it obtains regulatory approval. NFU's obligations are guaranteed by OneBeacon Insurance Company, the parent of NFU and a wholly-owned subsidiary of White Mountains Insurance Group, Ltd. In the event that NFU, OneBeacon Insurance Company or any reinsurer fails to pay or is unable to pay the liabilities assumed or reinsured in connection with the acquisition, we would be liable for such claims, which could have a material adverse effect on us.

ESC's and Quanta Technical Services' work may expose us to liability.

The assessment, analysis and assumption of environmental liabilities, and the management, remediation, and engineering of environmental conditions constitute a significant portion of our consulting business. From time to time, we may also offer a liability assumption program under which a special-purpose entity assumes specified liabilities (at times including taking title to property) associated with environmental conditions for which we provide consulting services, which may be insured or guaranteed by us. These businesses involve significant risks, including the possibility that we may be liable to clients, third parties and governmental authorities for property damage, personal injuries, breach of contract or breach of warranty claims, fines and penalties and regulatory action. As a result, we could be subject to substantial liabilities or fines in the future that could adversely affect our business. In addition, although ESC's former shareholders have indemnified us for certain losses we incur due to breaches of their representations and warranties in the purchase agreement for the acquisition of ESC, this protection is limited and we will be exposed to ESC's liabilities for actions taken prior to our acquisition of ESC to the extent they exceed the indemnification coverage or to the extent that we are not indemnified against these liabilities.

ESC's and Quanta Technical Services' services may expose us to professional liability in excess of their current insurance coverage.

ESC and Quanta Technical Services may have liability to clients for errors or omissions in the services they perform. These liabilities could exceed ESC's and Quanta Technical Services' insurance coverage and the fees they derive from those services. Prior to our acquisition of ESC, ESC maintained general liability insurance and professional liability insurance. The cost of obtaining these insurance policies is rising. We cannot assure you that this insurance will be sufficient to cover any liabilities ESC incurs or that we will be able to maintain ESC's insurance at reasonable rates or at all. If we terminate ESC's policies and do not obtain retroactive coverage, we will be uninsured for claims against ESC made after termination even if these claims are based on events or acts that occurred during the term of the policy. In addition, we cannot assure you that we will be able to obtain insurance coverage for the new services or areas into which we expand ESC's and Quanta Technical Services' services on favorable terms or at all.

We do not yet have in place a bank letter of credit facility, and failure to arrange for such a facility could adversely affect our ability to compete for certain business.

While we intend for us or one or more of our operating subsidiaries to enter into a secured bank facility with a syndicate of lenders providing for the issuance of letters of credit and loans on a revolving basis, we do not yet have such a facility or any commitment from a lender to provide that facility. Many U.S. jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their U.S. statutory financial statements without appropriate security, which can include a letter of credit. Quanta Bermuda, Quanta U.S. Re and Quanta Ireland are not, and will not be, licensed in any U.S. jurisdiction. We cannot assure you that we will be able to obtain a credit facility on terms that would be acceptable to us. If we fail to obtain an adequate letter of credit facility, and are unable to otherwise provide the necessary security, insurance companies may be unwilling to purchase our reinsurance products. If this is the case, there may be a material adverse effect on our results of operations.

Our holding company structure and certain regulatory and other constraints affect our ability to pay dividends and make other payments.

Quanta Holdings is a holding company. As a result, we do not, and will not, have any significant operations or assets other than our ownership of the shares of our subsidiaries.

We expect that dividends and other permitted distributions from our operating subsidiaries will be our sole source of funds to pay dividends, if any, to shareholders and to meet ongoing cash requirements, including debt service payments and other expenses. Bermuda law and regulations, including, but not limited to Bermuda insurance regulation, will restrict the declaration and payment of dividends and the making of distributions by Quanta Bermuda and Quanta U.S. Re unless specific regulatory requirements are met. In addition, each of Quanta Ireland, Quanta Specialty Lines and Quanta Indemnity will be subject to significant regulatory restrictions limiting its ability to declare and pay dividends. In addition, any dividends paid by Quanta U.S. Holdings will be subject to a 30% withholding tax. Therefore, we do not expect to receive dividends from any of those subsidiaries, or any other subsidiaries we may form, for the foreseeable future. The inability of our operating subsidiaries to pay dividends in an amount sufficient to enable us to meet our cash requirements at the holding company level could have a material adverse effect on our operations. For a discussion of the legal limitations on our existing and future U.S. subsidiaries' ability to pay dividends and the taxation of these dividends, see "Regulation — U.S. Regulation — Regulation of Dividends and other Payments from Insurance Subsidiaries" and "Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Taxation of Quanta Holdings, Quanta Bermuda, Quanta Ireland, Quanta U.S. Holdings, Quanta Specialty Lines, Quanta U.S. Re and Quanta Indemnity."

We are subject to Bermuda regulatory constraints that affect our ability to pay dividends on our shares and make other payments. Under the Bermuda Companies Act 1981, as amended (the "Companies Act"), we may declare or pay a dividend out of distributable reserves only if we have reasonable grounds for believing that we are, or would after the payment be, able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than the aggregate of our liabilities and issued share capital and share premium accounts. For a discussion of the legal limitations on our existing and future Bermuda subsidiaries' ability to pay dividends to Quanta Holdings and of Quanta Holdings to pay dividends to its shareholders, see "Regulation — Bermuda Regulation — Minimum Solvency Margin and Restrictions on Dividends and Distributions."

We are subject to extensive regulation in Bermuda and the United States, and, once authorized, will be subject to extensive regulation in Ireland and the United Kingdom, which may adversely affect our ability to achieve our business objectives. If we do not comply with these regulations, we may be subject to penalties, including fines, suspensions and withdrawals of licenses, which may adversely affect our financial condition and results of operations.

We are subject to extensive governmental regulation and supervision. Most insurance regulations are designed to protect the interests of policyholders rather than shareholders and other investors.

These regulations, generally administered by a department of insurance in each jurisdiction in which we will do business, relate to, among other things:

•	approval of policy forms and premium rates;

•	standards of solvency, including risk-based capital measurements;

•	licensing of insurers and their agents;

•	limits on the size and nature of risks assumed;

•	restrictions on the nature, quality and concentration of investments;

•	restrictions on the ability of our insurance company subsidiaries to pay dividends to us;

•	restrictions on transactions between insurance company subsidiaries and their affiliates;

•	restrictions on the size of risks insurable under a single policy;

•	requiring deposits for the benefit of policyholders;

•	requiring certain methods of accounting;

•	periodic examinations of our operations and finances;

•	prescribing the form and content of records of financial condition required to be filed; and

•	requiring reserves for unearned premium, losses and other purposes.

Insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives.

In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. We intend to base some of our practices on our interpretations of regulations or practices that we believe are generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance or reinsurance industry or changes in the laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business.

Regulation in the United States.    In recent years, the state insurance regulatory framework in the United States has come under increased federal scrutiny, and some state legislators have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. Moreover, the National Association of Insurance Commissioners ("NAIC"), which is an association of the senior insurance regulatory officials of all 50 states and the District of Columbia, and state insurance regulators regularly reexamine existing laws and regulations, interpretations of existing laws and the development of new laws, which may be more restrictive or may result in higher costs to us than current statutory requirements. Federal legislation is also being discussed that would require all states to adopt uniform standards relating to the regulation of products, licensing, rates and market conduct. We are unable to predict whether any of these or other proposed laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.

The offshore insurance and reinsurance regulatory framework recently has also become subject to increased scrutiny in many jurisdictions, including in the United States and in various states within the United States. In the past, there have been congressional and other proposals in the United States regarding increased supervision and regulation of the insurance industry, including proposals to supervise and regulate reinsurers domiciled outside the United States. If Quanta Bermuda or Quanta U.S. Re were to become subject to any insurance laws and regulations of the United States or any U.S. state, which are generally more restrictive than those applicable to it in Bermuda, at any time in the future, they might be required to post deposits or maintain minimum surplus levels and might be prohibited from engaging in lines of business or from writing specified types of policies or contracts. Complying with those laws could have a material adverse effect on our ability to conduct business or on our results of operations

Regulation in Bermuda.    Quanta Bermuda and Quanta U.S. Re are registered Bermuda insurance companies and subject to regulation and supervision in Bermuda. The applicable Bermuda statutes and regulations generally are designed to protect insureds and ceding insurance companies, not our shareholders. Quanta Bermuda and Quanta U.S. Re are not registered or licensed as insurance companies in any jurisdiction outside Bermuda, conduct business through offices in Bermuda and do not maintain an office, and their personnel do not conduct any insurance activities in the United States or elsewhere. Inquiries or challenges to the insurance activities of Quanta Bermuda or Quanta U.S. Re. may be raised in the future.

Regulation in Ireland.    We expect that, once authorized, Quanta Ireland will be a non-life insurance company incorporated under the laws of Ireland and will be subject to the regulation and supervision of the Irish Financial Services Regulatory Authority, or IFSRA, under the Irish Insurance Acts, 1909 to 2000 and the regulations relating to insurance business and directions made under those regulations (together, the "Insurance Acts and Regulations"). In addition, Quanta Ireland, once authorized, will be subject to certain additional supervisory requirements of IFSRA for authorized non-life insurers that fall outside the strict legislative framework, such as guidelines issued by IFSRA in 2001 requiring actuarial certification of certain reserves. Among other things, without consent of IFSRA, Quanta Ireland may not be permitted to reduce the level of its initial capital, or make any dividend payments or loans. Quanta Ireland will be required to maintain a minimum solvency margin and reserves against underwriting liabilities. Assets constituting these reserves must comply with asset diversification, localization and currency matching rules. If Quanta Ireland writes credit insurance, it will be required to maintain a further equalization reserve. Additionally, Quanta Ireland, once authorized, will be required to agree, in connection with receiving its authorization to engage in the insurance business, to adhere to IFSRA's policy restricting the reinsurance business written by a direct insurer. Under this policy, a direct insurer is prohibited from engaging in reinsurance except to an extent that is not significant (to maximum 10% to 20% of overall business) and subject to certain conditions. In practice IFSRA generally expects a direct insurer to write reinsurance in very limited circumstances. An insurance company supervised by IFSRA may have its authorization revoked or suspended by IFSRA under various circumstances, including, among others, if IFSRA determines that it has not used its authorization for the last 12 months, it has expressly renounced its authorization, has ceased to carry on business covered by the authorization for more than six months; no longer fulfills the conditions required for granting authorization or fails seriously in its obligations under the Insurance Acts and Regulations. The appointment of the directors and senior managers of Quanta Ireland, once authorized, will be subject to prior approval from IFSRA. Changes to any of the Insurance Acts and Regulations, or to the interpretation of these or to the additional supervisory requirements of IFSRA referred to above could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to U.S. tax that may have a material adverse effect on our results of operations and your investment.

Quanta Holdings and Quanta Bermuda are Bermuda companies and Quanta Ireland is an Irish company. We intend to manage our business so that each of these companies will not be treated as engaged in a trade or business within the United States and, as a result, will not be subject to U.S. tax (other than U.S. excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks and U.S. withholding tax on certain U.S. source investment income). However, because there is considerable uncertainty as to what activities constitute being engaged in a trade or business within the United States, we cannot be certain that the U.S. Internal Revenue Service

("IRS") will not be able to successfully contend that any of Quanta Holdings or its foreign subsidiaries are engaged in a trade or business in the United States. If Quanta Holdings or any of its foreign subsidiaries were considered to be engaged in a business in the United States, we could be subject to U.S. corporate income and branch profits taxes on the portion of our earnings effectively connected to such U.S. business, in which case our results of operations and your investment could be materially adversely affected. See "Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Taxation of Quanta Holdings, Quanta Bermuda, Quanta Ireland, Quanta U.S. Holdings, Quanta Specialty Lines, Quanta U.S. Re and Quanta Indemnity."

Quanta Holdings or one of its subsidiaries might be subject to U.S. tax on a portion of its income (which in the case of a foreign subsidiary would only include income from U.S. sources) if Quanta Holdings or a subsidiary is considered a personal holding company ("PHC") for U.S. federal income tax purposes. This status will depend on whether more than 50% of our shares by value could be deemed to be owned (under some constructive ownership rules) by five or fewer individuals and whether 60% or more of Quanta Holdings' adjusted ordinary income, or the income of any of its subsidiaries, as determined for U.S. federal income tax purposes, consists of "personal holding company income," which is, in general, certain forms of passive and investment income. We believe based upon information made available to us regarding our shareholder base that neither Quanta Holdings nor any of its subsidiaries should be considered a PHC. Additionally, we intend to manage our business to minimize the possibility that we will meet the 60% income threshold. However, because of the lack of complete information regarding our ultimate share ownership (i.e., as determined by the constructive ownership rules for PHCs), we cannot assure you that Quanta Holdings and/or any of its subsidiaries will not be considered PHC or that the amount of U.S. tax that would be imposed if it were not the case would be immaterial. See "Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Taxation of Quanta Holdings, Quanta Bermuda, Quanta Ireland, Quanta U.S. Holdings, Quanta Specialty Lines, Quanta U.S. Re and Quanta Indemnity — Personal Holding Companies."

We may be subject to additional Irish tax or to U.K. tax.

If any of our non-Irish companies were considered to be resident in Ireland, or to be doing business in Ireland, or, in the case of our U.S. subsidiaries which qualify for the benefits of an existing tax treaty with Ireland, to be doing business through a permanent establishment in Ireland, those companies would be subject to Irish tax. If we or any of our subsidiaries were considered to be resident in the United Kingdom, or to be carrying on a trade in the United Kingdom through a permanent establishment in the United Kingdom, those companies would be subject to United Kingdom tax. If any of our U.S. subsidiaries were subject to Irish tax or U.K. tax, that tax would generally be creditable against their U.S. tax liability, subject to limitations. If we or any of our Bermuda subsidiaries were subject to Irish tax or U.K. tax, that could have a material adverse impact on our results of operation and on the value of our shares.

The impact of Bermuda's letter of commitment to the Organization for Economic Cooperation and Development to eliminate harmful tax practices is uncertain and could adversely affect our tax status in Bermuda.

The Organization for Economic Cooperation and Development, which is commonly referred to as the OECD, has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD's report dated June 26, 2000, Bermuda was not listed as a tax haven jurisdiction because it had previously signed a letter committing itself to eliminate harmful tax practices by the end of 2005 and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. We are not able to predict what changes will arise from the commitment or whether these changes will subject us to additional taxes.

We may become subject to taxes in Bermuda after March 28, 2016, which may have a material adverse effect on our results of operations and your investment.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda, has given each of Quanta Holdings, Quanta Bermuda and Quanta U.S. Re, an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to Quanta Holdings, Quanta Bermuda and Quanta U.S. Re any of their operations, shares, debentures or other obligations until March 28, 2016. See "Material Tax Considerations — Certain Bermuda Tax Considerations." Given the limited duration of the Minister of Finance's assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016.

Risks Related to the Industry

The insurance and reinsurance business is historically cyclical, and we expect to experience periods with excess underwriting capacity and unfavorable premium rates.

Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic and other loss events, levels of capacity, general economic and social conditions and other factors. The supply of insurance and reinsurance is related to prevailing prices, the level of insured losses and the level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. Although premium levels for many products, including specialty line products, have increased in recent years, the supply of insurance and reinsurance may increase, either due to capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers, which may cause prices to decrease. Any of these factors could lead to a significant reduction in premium rates, less favorable policy terms and fewer submissions for our underwriting services. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance and reinsurance business significantly. While we believe that our specialty insurance and reinsurance lines may experience less volatility through different business cycles than more standard lines, we expect that our returns will be impacted by the cyclical nature of the insurance and reinsurance industry. A return to negative market conditions may affect our ability to write insurance and reinsurance at rates that we consider appropriate relative to the risk assumed. If we cannot write our specialty lines of insurance and reinsurance at appropriate rates, our ability to transact our business would be significantly and adversely affected.

Consolidation in the insurance and reinsurance industry could lead to lower margins for us and less demand for our products and services.

The insurance and reinsurance industry is undergoing a process of consolidation as industry participants seek to enhance their product and geographic reach, client base, operating efficiency and general market power through merger and acquisition activities. For example, two of our competitors, Travelers and St. Paul announced on November 17, 2003 that they have signed a definitive merger agreement that will create the nation's second largest commercial insurer. The merger is expected to be completed in the second quarter of 2004. We believe that the larger entities resulting from these merger and acquisition activities may seek to use the benefits of consolidation, including improved efficiencies and economies of scale, to, among other things, implement price reductions for their products and services to increase their market share. If competitive pressures compel us to reduce our prices, our operating margins will decrease.

As the insurance industry consolidates, competition for customers may become more intense and the importance of acquiring and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, which could reduce our operating margins.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after we have issued insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance or reinsurance contracts may not be known for many years after a contract is issued.

Recent examples of emerging claims and coverage issues include:

•	larger settlements and jury awards against professionals and corporate directors and officers covered by professional liability and directors' and officers' liability insurance; and

•	a growing trend of plaintiffs targeting property and casualty insurers in purported class action litigation relating to claims-handling, insurance sales practices and other practices related to the conduct of business in our industry.

The effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict and could harm our business, financial condition and results of operations.

Recent federal legislation may negatively affect the business opportunities we perceive are available to us in the market.

The Terrorism Risk Insurance Act of 2002 ("TRIA") was enacted by the U.S. Congress and became effective in November 2002 in response to the tightening of supply in some insurance markets resulting from, among other things, the terrorist attacks of September 11, 2001. TRIA applies to the commercial property and casualty insurance written by our U.S. operating subsidiaries. The U.S. Treasury has the power to extend the application of TRIA to our non-U.S. insurance operating subsidiaries as well.

TRIA generally requires U.S. insurers, including Quanta Indemnity and Quanta Specialty Lines, to make insurance coverage for certified acts of terrorism available to their policyholders at the same limits and terms as are available for other coverages. Exclusions or sub-limited coverage for certified acts of terrorism may be established, but solely at the discretion of an insured. We are currently unable to predict the extent which TRIA may affect the demand for the products of our U.S. insurance operating subsidiaries, or the risks that may be available for them to consider underwriting. The extent to which coverage for acts of terrorism will be offered by the insurance and reinsurance markets in the future is uncertain.

Risks Related to our Shares

An active trading market for our shares may not develop.

Our shares have no established trading market and are not currently listed on any securities exchange. Although the shares that were sold to qualified institutional buyers in the Private Offering are currently eligible for trading among qualified institutional buyers in The Portal Market of the National Association of Securities Dealers, Inc., shares sold pursuant to this prospectus will not continue to trade on The Portal Market. Our common shares have been approved for listing on the Nasdaq National Market System under the symbol "QNTA." However, an active trading market for the shares may not develop. If an active trading market does not develop or is not maintained, holders of the shares may experience difficulty in reselling, or an inability to sell, the shares. Future trading prices for the shares may be adversely affected by many factors, including changes in our financial performance, changes in the overall market for similar shares and performance or prospects for companies in our industry.

We do not currently intend to pay dividends and any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on a number of factors such as whether we have the resources to pay dividends.

We currently intend to retain any profits to provide capacity to write insurance and reinsurance and to accumulate reserves and surplus for the payment of claims. As a result, our board of directors currently does not intend to declare dividends or make any other distributions. Our board of directors plans to periodically reevaluate our dividend policy. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition and other factors deemed relevant by our board of directors. Consequently, it is uncertain when, if ever, we will declare dividends to our shareholders. If you require dividend income, you should carefully consider these risks before investing in our company.

Our results of operations and revenues may fluctuate as a result of many factors, including cyclical changes in the insurance and reinsurance industry, which may cause the price of our shares to decline.

The results of operations of companies in the insurance and reinsurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

•	the differences between actual and expected losses that we cannot reasonably anticipate using historical loss data and other identifiable factors at the time we price our products;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks, or court grants of large awards for particular damages;

•	cyclicality relating to the demand and supply of insurance and reinsurance products;

•	changes in the level of reinsurance capacity;

•	changes in the amount of loss reserves resulting from new types of claims and new or changing judicial interpretations relating to the scope of insurers' liabilities; and

•	fluctuations in equity markets, interest rates, credit risk and foreign currency exposure, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may impact the ultimate payout of losses.

In addition, the demand for the types of insurance we will offer can vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases, causing our revenues to fluctuate. These fluctuations in results of operations and revenues may cause the price of our securities to be volatile.

Future sales of shares may adversely affect their price.

Future sales of common shares by our shareholders or us, or the perception that such sales may occur, could adversely affect the market price of our common shares. Currently, 56,798,218 common shares are outstanding. We have also issued options and Founder Warrants to purchase up to 5,426,213 of our common shares. All of our outstanding common shares, other than the 291,262 common shares sold to Nigel W. Morris as described below, are being registered for resale pursuant to the registration statement of which this prospectus is part. Additionally, all of the 2,542,813 common shares underlying the Founder Warrants are being registered pursuant to the registration statement of which this prospectus is a part, and when and if they are issued, will be freely tradable without restriction under the Securities Act, assuming they are not held by our affiliates. See "Shares Eligible for Future Sales." On December 22, 2003, we sold 291,262 common shares in a private placement to Nigel W. Morris, one of our directors. These shares are not being registered pursuant to the registration statement of which this prospectus is part, but we have entered into a registration rights agreement with Mr. Morris covering these shares. See "Certain Relationships and Related Transactions — Private Placement to Nigel Morris" and "Description of Share Capital — Registration Rights."

Provisions in our charter documents may reduce or increase the voting power associated with our shares.

Our bye-laws generally provide that shareholders have one vote for each share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, pursuant to a mechanism specified in our bye-laws, the voting rights exercisable by a shareholder may be limited so that certain persons or groups are not deemed to hold more than 9.5% of the voting power conferred by our shares. In addition, our board of directors retains certain discretion to make adjustments to the aggregate number of votes attaching to the shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person will hold more than 9.5% of the voting power represented by our then outstanding shares.

Under these provisions, some shareholders may have the right to exercise their voting rights limited to less than one vote per share. Moreover, these provisions could have the effect of reducing the voting power of certain shareholders who would not otherwise be subject to the limitation by virtue of their direct share ownership. See "Description of Share Capital — Limitation on Voting Rights."

As a result of any reduction in the votes of other shareholders, your voting power might increase above 5% of the aggregate voting power of the outstanding shares, which may result in your becoming a reporting person subject to Schedule 13D or 13G filing requirements under the Exchange Act of 1934, as amended (the "Exchange Act").

We also have the authority under our bye-laws to request information from any shareholder for the purpose of determining whether a shareholder's voting rights are to be reduced pursuant to the bye-laws. If a shareholder fails to respond to our request for information or submits incomplete or inaccurate information in response to our request, we may, in our sole discretion, determine that the votes of that shareholder shall be disregarded until the shareholder provides the requested information.

It may be difficult for a third party to acquire us.

Provisions of our organizational documents may discourage, delay or prevent a merger, tender offer or other change of control that holders of our shares may consider favorable. These provisions impose various procedural and other requirements that could make it more difficult for shareholders to effect various corporate actions. These provisions could:

•	have the effect of delaying, deferring or preventing a change in control of us;

•	discourage bids for our securities at a premium over the price;

•	adversely affect the price of, and the voting and other rights of the holders of, our securities; or

•	impede the ability of the holders of our securities to change our management.

See "Description of Share Capital" for a summary of these provisions.

U.S. persons who own our shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

The Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. As a result of these differences, U.S. persons who own our shares may have more difficulty protecting their interests than U.S. persons who own shares of a U.S. corporation. To further understand the risks associated with U.S. persons who own our shares, see "Description of Share Capital — Differences in Corporate Law" for more information on the differences between Bermuda and Delaware corporate laws.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are incorporated under the laws of Bermuda and our business is based in Bermuda. In addition, some of our directors and officers and some of the experts named in this prospectus reside outside the United States, and all or a substantial portion of our assets and the assets of these persons are, and will continue to be, located in jurisdictions outside the United States. As such, it may be difficult or impossible to effect service of process within the United States upon us or those persons or to recover against us or them on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named in this prospectus, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or these persons predicated solely upon U.S. federal securities laws. Further, we have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction's public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments.

If you acquire 10% or more of Quanta Holdings' shares, you may be subject to taxation under the "controlled foreign corporation" ("CFC") rules.

Each "10% U.S. Shareholder" of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC's taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart income is not distributed. A foreign corporation is considered a CFC if "10% U.S. Shareholders" own more than 50% of the total combined voting power of all classes of voting stock of the foreign corporation, or the total value of all stock of the corporation. A 10% U.S. Shareholder is a U.S. person, as defined in the Internal Revenue Code, that owns at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. A CFC also includes a foreign corporation in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by 10% U.S. Shareholders, on any day during the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts generating subpart F income exceeds specified limits. For purposes of determining whether a corporation is a CFC, and therefore whether the more-than-50% (or more-than-25%, in the case of insurance income) and 10% ownership tests have been satisfied, shares owned includes shares owned directly or indirectly through foreign entities or shares considered owned under constructive ownership rules. The attribution rules are complicated and depend on the particular facts relating to each investor. See "Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Taxation of Holders of Shares — Shareholders Who Are U.S. Persons."

Quanta Holdings' bye-laws contain provisions that impose limitations on the concentration of voting power of its shares and that authorize the board to purchase its shares under specified circumstances. Accordingly, based upon these provisions and information we have about our shareholder base, we do not believe that we have any 10% U.S. shareholders. It is possible, however that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge.

We may require you to sell your shares of Quanta Holdings to us.

Our bye-laws provide that we have the option, but not the obligation, to require a shareholder to sell its shares at a purchase price equal to their fair market value to us, to other shareholders or to third parties if our board of directors in its absolute discretion determines that the share ownership of that shareholder may result in adverse tax consequences to us, any of our subsidiaries or any other shareholder. To the extent possible under the circumstances, the board of directors will use its best efforts to exercise this option equally among similarly situated shareholders. Our right to require a shareholder to sell its shares to us will be limited to the purchase of a number of shares that we determine is necessary to avoid or cure those adverse tax consequences. See "Description of Share Capital — Bye-laws."

U.S. persons who hold shares could be subject to adverse tax consequences if we are considered a "passive foreign investment company" (a "PFIC") for U. S. federal income tax purposes.

We do not intend to conduct our activities in a manner that would cause us to become a PFIC. However, it is possible that we could be deemed a PFIC by the IRS for 2003 or any future year. If we were considered a PFIC it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation, including subjecting the investor to a greater tax liability than might otherwise apply or subjecting the investor to tax on amounts in advance of when tax would otherwise be imposed. There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be issued in the future. We cannot predict what impact, if any, this guidance would have on a shareholder that is subject to U.S. federal income taxation. We have not sought and do not intend to seek an opinion of legal counsel as to whether or not we were a PFIC for the year ended December 31, 2003. See "Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Taxation of Holders of Shares — Shareholders Who Are U.S. Persons."

U.S. persons who hold shares will be subject to adverse tax consequences if we or any of our subsidiaries are considered a "foreign personal holding company" ("FPHC") for U.S. federal income tax purposes.

Quanta Holdings and/or any of its future non-U.S. subsidiaries could be considered to be a FPHC for U.S. federal income tax purposes. This status will depend on whether more than 50% of our shares by vote or value could be deemed to be owned by five or fewer individuals who are citizens or residents of the United States, and the percentage of our income, or that of our subsidiaries, that consists of "foreign personal holding company income," as determined for U.S. federal income tax purposes. We believe, based upon information made available to us regarding our shareholder base, that neither we nor any of our subsidiaries are, and we currently do not expect any of them or us to become, a FPHC for U.S. federal income tax purposes. Due to the lack of complete information regarding our ultimate share ownership, however, we cannot be certain that we will not be considered a FPHC. If we were considered a FPHC it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation including subjecting the investor to a greater tax liability than might otherwise apply and subjecting the investor to tax on amounts in advance of when tax would otherwise be imposed. See "Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Taxation of Holders of Shares — Shareholders Who Are U.S. Persons."

U.S. persons who hold shares may be subject to U.S. income taxation on their pro rata share of our "related party insurance income" ("RPII").

If:

•	Quanta Ireland's or Quanta Bermuda's RPII equals or exceeds 20% of that company's gross insurance income in any taxable year,

•	direct or indirect insureds (and persons related to such insureds) own (or are treated as owning directly or indirectly) 20% or more of the voting power or value of the shares of Quanta Ireland or Quanta Bermuda, and

•	U.S. persons are considered to own in the aggregate 25% or more of the stock of either corporation by vote or value,

then a U.S. person who owns shares of Quanta Holdings directly or indirectly through foreign entities on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes the shareholder's pro rata share of Quanta Ireland's or Quanta Bermuda's RPII for the U.S. person's taxable year that includes the end of the corporation's taxable year determined as if such RPII were distributed proportionately to such U.S. shareholders at that date regardless of whether such income is distributed. In addition any RPII that is includible in the income of a U.S. tax-exempt organization will be treated as unrelated business taxable income. The amount of RPII earned by Quanta Ireland or Quanta Bermuda (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. shareholder of Quanta Ireland or Quanta Bermuda or any person related to such shareholder) will depend on a number of factors, including the geographic distribution of Quanta Ireland's or Quanta Bermuda's business and the identity of persons directly or indirectly insured or reinsured by Quanta Ireland or Quanta Bermuda. Although we do not expect our RPII to exceed 20% of our gross insurance income in the foreseeable future, some of the factors which determine the extent of RPII in any period may be beyond Quanta Ireland's or Quanta Bermuda's control. Consequently, Quanta Ireland's or Quanta Bermuda's RPII could equal or exceed 20% of its gross insurance income in any taxable year and ownership of its shares by direct or indirect insureds and related persons could equal or exceed the 20% threshold described above.

The RPII rules provide that if a shareholder that is a U.S. person disposes of shares in a foreign insurance corporation that has RPII (even if the amount of RPII is less than 20% of the corporation's gross insurance income or the ownership of its shares by direct or indirect insureds and related persons is less than the 20% threshold) and in which U.S. persons own 25% or more of the shares, any gain from the disposition will generally be treated as ordinary income to the extent of the shareholder's share of the corporation's undistributed earnings and profits that were accumulated during the period that the shareholder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such a shareholder will be required to comply with reporting requirements, regardless of the amount of shares owned by the shareholder. These rules should not apply to dispositions of our shares because Quanta Holdings will not itself be directly engaged in the insurance business and because proposed U.S. Treasury regulations appear to apply only in the case of shares of corporations that are directly engaged in the insurance business. However, the IRS might interpret the proposed regulations in a different manner and the applicable proposed regulations may be promulgated in final form in a manner that would cause these rules to apply to dispositions of our shares. See "Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Taxation of Holders of Shares — Shareholders Who Are U.S. Persons."

Changes in U.S. federal income tax law could materially adversely affect an investment in our shares.

Legislation has been introduced in the U.S. Congress that is intended to eliminate some perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have some U.S. connections, including legislation that would permit the IRS to reallocate or recharacterize items of income, deduction or some other items related to a reinsurance agreement between related parties to reflect the proper source, character and amount for each item (in contrast to current law, which only refers to source and character). While we do not believe that this proposal, or any other currently pending legislative proposal, if enacted, would have a material adverse effect on us, our subsidiaries or our shareholders, it is possible that broader based legislative proposals could emerge in the future that, if enacted, could have an adverse impact on us, our subsidiaries or our shareholders.

Additionally, the U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States, or is a PFIC or whether U.S. persons would be required to include in their gross income the subpart F income or the RPII of a CFC are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be issued in the future. We cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such regulations or guidance will have a retroactive effect.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in "Summary," "Risk Factors," "Use of Proceeds," "Unaudited Pro Forma Condensed Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry," "Business," "Regulation," "Management" and elsewhere in this prospectus, including those using words such as "believes," "expects," "intends," "estimates," "projects," "predicts," "assumes," "anticipates," "plans," and "seeks" and comparable terms, are forward-looking statements. Forward-looking statements are not statements of historical fact and reflect our views and assumptions as of the date of this prospectus regarding future events and operating performance. Because we have a limited operating history, many statements relating to us and our business, including statements relating to our competitive strengths and business strategies, are forward-looking statements. Since we are not presently subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act, Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and the Private Securities Litigation Reform Act of 1995 do not apply to forward-looking statements made in connection with this offering.

All forward-looking statements address matters that involve risks and uncertainties. There are important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under "Risk Factors," including the following:

•	our lack of operating history and our present inability to start engaging in certain insurance and reinsurance business because we have not established and obtained authorization of Quanta U.K.;

•	the risk that we may not be able to implement our business strategy;

•	the ineffectiveness or obsolescence of our planned business strategy due to changes in current or future market conditions;

•	changes in regulation or tax laws applicable to us, our brokers or our customers;

•	changes in the availability, cost or quality of reinsurance;

•	actual results, changes in market conditions, the occurrence of catastrophic losses and other factors outside our control that may require us to alter our methods of conducting our business, such as the nature, amount and types of risk we assume and the terms and limits of the products we write or intend to write;

•	our ability to hire, retain and integrate our management team and other personnel;

•	inability to consummate, or effectively integrate, any acquisition or realize the associated anticipated benefits from an acquisition;

•	changes in rating agency policies or practices;

•	changes in accounting policies or practices; and

•	changes in general economic conditions, including inflation, foreign currency exchange rates, interest rates and other factors.

This list of factors is not exhaustive and should be read with the other cautionary statements that are included in this prospectus.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from our projections. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to, among other things, our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus that could cause actual results to differ from those discussed in the forward-looking statements before making an investment decision. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future events or otherwise.

Market data and forecasts used in this prospectus have been obtained from independent industry sources as well as from research reports prepared for other purposes. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties applicable to the other forward-looking statements in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common shares by the selling shareholders. We may receive proceeds upon the exercise of the Founder Warrants. The holders of the Founder Warrants, however, may exercise the warrants without paying the exercise price in cash but rather with shares underlying the Founder Warrants. Any net proceeds that we receive from any exercise of the Founder Warrants will be used for general corporate purposes, including working capital for our business.

MARKET PRICE OF OUR COMMON SHARES

While we have applied to list our common shares on the Nasdaq National Market System under the symbol "QNTA," our common shares are not currently listed or quoted on any national exchange or market system and there is no established public trading market for our common shares. However, our common shares have been sold privately from time to time after the closing of the Private Offering, and some of these trades have been reported on The Portal Market. This information is not complete because broker-dealers are not obligated to report all trades to Portal. Shares sold pursuant to this prospectus will not continue to trade on The Portal Market. The following table sets forth, for the periods indicated, the high and low sale prices for our common shares as reported on The Portal Market of which we are aware since September 3, 2003, the date of the Private Offering:

	Common Shares
	High	Low
2003
Third Quarter (from September 3, 2003)	$10.10	$10.00
Fourth Quarter	$11.50	$10.00
2004
First Quarter	$12.50	$11.50
Second Quarter (through May 1, 2004)	$12.50	$12.25

As of May 1, 2004, we had 56,798,218 common shares issued and outstanding, which were held by 11 holders of record. The 11 holders of record include Cede & Co., which holds shares on behalf of The Depository Trust Company, which itself holds shares on behalf of in excess of 670 beneficial owners of our common shares.

DIVIDEND POLICY

Our board of directors currently does not intend to declare dividends or make any other distributions. Our board of directors plans to periodically reevaluate our dividend policy. Any determination to pay dividends in the future will be at the board's discretion and will depend upon our results of operations, financial condition and other factors deemed relevant by our board of directors. As a holding company, we depend on future dividends and other permitted payments from our subsidiaries to pay dividends to our shareholders. Our subsidiaries' ability to pay dividends, as well as our ability to pay dividends, is, and is expected to be, subject to regulatory, contractual, rating agency and other constraints. Risks relating to our holding company structure and its effect on our ability to receive and pay dividends are described under "Risk Factors — Risks Related to our Business — Our holding company structure and certain regulatory and other constraints affect our ability to pay dividends and make other payments" and "— Risks Related to our Shares — We do not currently intend to pay dividends and any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on a number of factors such as whether we have the resources to pay dividends."

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2003. This table should be read in conjunction with the sections captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations," the "Unaudited Pro Forma Condensed Financial Statements" and related notes and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

December 31, 2003(2)
(in thousands)
Shareholders' equity
Preferred shares, $0.01 par value; 25,000,000 shares authorized; none issued and outstanding	$—
Common shares, $0.01 par value; 200,000,000 shares authorized; 56,798,218 issued, outstanding and fully paid	568
Additional paid-in capital(1)	524,235
Accumulated deficit(1)	(38,477)
Accumulated other comprehensive income	1,157
Total capitalization	$487,483

(1)	Additional paid-in capital and accumulated deficit include $16.7 million of non-cash stock compensation expense relating to common shares issued to our founding shareholders and certain directors and officers at discounted prices from the estimated market value of the stock at the time of issuance.
(2)	The above capitalization table does not give effect to Founder Warrants exercisable for 2,542,813 common shares. As of December 31, 2003, we had granted options to purchase 2,892,900 common shares to employees, officers and directors. None of these options were vested or exercisable as of December 31, 2003.

INDUSTRY BACKGROUND

Overview

The property and casualty insurance and reinsurance industry has historically been cyclical. When excess underwriting capacity exists, increased competition generally results in lower pricing and less favorable policy terms and conditions for insurers and reinsurers. As underwriting capacity contracts, pricing and policy terms and conditions generally become more favorable. In the past, underwriting capacity has been impacted by several factors, including catastrophes, industry losses, recognition of reserve deficiencies, changes in the law and regulatory requirements, investment returns and the ratings and financial strength of competitors.

We believe the insurance and reinsurance industry is currently recovering from a prolonged period of excess underwriting capacity. A decline in underwriting margins in the late mid-1980s and incidences of large natural catastrophes led to increases in rates and a recovery in industry profitability in the mid-1990s. As a result of favorable loss levels and strong investment returns beginning in 1995, the insurance and reinsurance industry experienced increased competition and industry capacity, driving property and casualty premium rates down. However, judicial interpretation expanding coverage beyond that originally anticipated, significant catastrophic losses in 1999 and the subsequent contraction of capacity in the market resulted in improvement in rates, terms and conditions beginning in 2000. Since 2000, we believe several other developments described below have led to an improvement in rates and terms and conditions.

Recent Industry Developments

The unprecedented events of September 11, 2001, when combined with problems confronting an industry weakened by years of underpricing of policies and offering overly favorable policy terms and conditions to its customers, caused great disorder in the insurance and reinsurance industry. These events have caused a significant contraction of global underwriting capacity. At the same time that capacity has declined, we believe the demand for commercial insurance and reinsurance has risen as insureds have become increasingly aware of their risk exposures.

According to industry sources, from the beginning of 2001 through the end of 2003, capital available to write property and casualty insurance and reinsurance has been impaired by an estimated $275 billion to $295 billion in potential and realized underwriting and investment losses. This amount is equal to 39.2% to 42.1% of the approximately $700 billion in available capital at the end of 2000 reported by Sigma, a publication of Swiss Reinsurance Company. The following table illustrates the estimated components of the impairment of industry capital:

Estimated Components of Capital Impairment	Amount ($ in billions)
World Trade Center losses	$30-40	†
Estimated reserve deficiencies	110	†
Investment losses — Non-U.S.	100-110	††
Net investment losses — U.S.	35	†
Total potential losses	$275-295

†	Source: A.M. Best
††	Source: Sigma

Additionally, many established insurers, including reinsurance subsidiaries of primary carriers, have exited key markets or seriously curtailed their writings. While newly formed and existing insurance and reinsurance companies have recently raised capital, we believe that favorable opportunities remain for new companies such as ours to fill the need for additional underwriting capacity at rates and on terms and conditions more attractive to insurers and reinsurers than in the past. Importantly, new entrants in the market will not be subject to legacy liabilities prevalent in much of the industry. Some of the principal factors that we believe are driving the reduced capacity include:

Record Losses

The terrorist attacks of September 11, 2001 were the largest insured catastrophe in the history of the insurance industry, with losses estimated to be $30 billion to $40 billion, according to A.M. Best. In addition, the effect of these losses has been compounded by other catastrophe losses such as the 2002 European floods.

Exit of Key Players

In 2002 and 2003, several market participants, including The Gerling Group, SCOR S.A., AXA Reinsurance Company, Overseas Partners Ltd., Kemper Corporation, St. Paul, Royal & Sun Alliance Insurance Group plc, Trenwick Group Ltd. and the reinsurance units of The Hartford Financial Services Group, Scandinavian Reinsurance Company Limited and CNA either withdrew from particular business lines or significantly reduced their writings in these lines, further reducing the industry's available underwriting capacity.

Significant Reserve Shortfalls

Reserve shortfalls from asbestos and environment-related claims, referred to as A&E claims, professional liability claims, as well as losses due to poor underwriting in the late 1990s continue to require adjustments in the loss reserves of the property and casualty insurance industry. According to A.M. Best, the industry was under-reserved for A&E claims by approximately $37 billion as of year-end 2003, and A.M. Best expects the industry to ultimately incur more than $121 billion in net A&E losses. According to A.M. Best and Standard & Poor's Corporation ("S&P"), the industry had suffered significant A&E related adverse reserve developments, totaling $8.2 billion in 2002 and estimated to be $8.5 billion for 2003. Additionally, deficiencies are expected to be greater and more widespread in the commercial market, where A.M. Best estimates core loss reserve shortfalls to be approximately $24 billion at year-end 2003. We believe these issues have led to significant capital impairment and withdrawal of capacity among the existing property and casualty insurance companies.

Ratings Decline

According to S&P, in 2002, many property and casualty insurers and reinsurers were downgraded, including 47 out of the largest 150 rated reinsurers. Lloyd's of London ("Lloyd's"), traditionally a large provider of capacity for specialty lines, was downgraded by S&P on September 20, 2001 after sustaining large losses due to the terrorist attacks of September 11, 2001. A number of reinsurers have also been downgraded in 2003, including Munich Re Group, Employers Reinsurance Corp., SCOR S.A., Swiss Reinsurance Company, PartnerRe Ltd. and London Reinsurance Group Inc. Most of these downgrades have occurred since May 2003. Further, S&P, Moody's Investors Service, Inc., A.M. Best and Fitch Ratings have kept the reinsurance industry on negative outlook after many reinsurers posted disappointing 2002 and semi-annual 2003 results.

Adverse Investment Returns

A decline in global equity markets and significant credit losses, including losses caused by high profile bankruptcies such as Enron Corp., WorldCom, Inc., Adelphia Communications Corporation, US Airways Group, Inc. and UAL Corporation, have created an adverse investment environment for insurers and reinsurers. Sigma estimates a decline of $100 to $110 billion in non-U.S. capital from the end of 2000 until August 2002 due to the adverse investment environment, while the Insurance Services Office estimates U.S. realized and unrealized investment losses from the end of 2000 through the end of 2002 are $35 billion. In addition, the low interest rate environment has reduced the investment returns of insurers and reinsurers. Although we believe returns from investments in equity markets have recently improved, they are still below the returns achieved prior to the end of 2000.

Bermuda Insurance Industry

Bermuda has become one of the world's leading insurance and reinsurance markets. Bermuda's position in these markets solidified after the tragic events of September 11, 2001, as approximately $16 billion of new capital was invested in insurance and reinsurance companies in Bermuda through September 2003, representing approximately 53% of the $30 billion in new insurance and reinsurance capital raised globally, according to A.M. Best. A significant portion of this capital was used to fund Bermuda-based start up insurance and reinsurance companies.

There are a number of factors that make Bermuda an attractive location from which to conduct insurance and reinsurance business, including:

•	a favorable regulatory and tax environment, which minimizes governmental regulation of companies meeting certain solvency and liquidity requirements;

•	recognition as a highly reputable business center that provides excellent professional and other business services;

•	a well-developed insurance industry with a well-developed network of brokers;

•	political and economic stability; and

•	ready access to the global insurance and reinsurance markets.

BUSINESS

While we intend to operate our business as described in this prospectus, we are a new company with a limited operating history. Our experience and changes in market conditions, the occurrence of catastrophic losses and other factors outside our control may require us to alter our methods of conducting our business, such as the nature, amount, and types of risks we assume and the terms and limits of the products we write or intend to write.

Overview

We are a new Bermuda holding company formed to provide specialty insurance, reinsurance and consulting products and services on a global basis through our subsidiaires. We were incorporated in May 2003 and began conducting our business in September 2003. We focus on writing coverage for specialized classes of risk through a team of experienced, technically qualified underwriters. These specialty lines insurance and reinsurance products differ significantly from products written in the standard market. In the standard market insurance rates and forms are highly regulated, products and coverages are largely uniform and have relatively predictable exposures and companies tend to compete for customers on the basis of price and service. In contrast, the specialty insurance and reinsurance market provide coverage for risks that are often unusual or difficult to place and do not fit the underwriting criteria of standard commercial products carriers. As a result, our insurance and reinsurance products require extensive technical underwriting skills and risk assessment resources and, in many cases, engineering expertise, in order to be profitably underwritten. We also provide risk assessment and consulting services to our clients.

Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events (such as earthquakes, hurricanes, floods, fires and other natural or man-made disasters), levels of underwriting capacity, as defined by availability of capital, and other factors. While we expect our returns to be impacted by the cyclical nature of the insurance and reinsurance industry, we believe that disciplined pricing and technical risk assessment through prudent risk selection in these lines will result in superior returns on equity for our shareholders during different business cycles compared to insurers and reinsurers in other lines of business. We also believe that products and policies within specialty insurance and reinsurance lines that require technical underwriting and risk assessment expertise experience less competitive pricing pressure and volatility because of barriers to entering these markets, which exist principally due to the difficulty of acquiring experienced and specialized personnel with these skills. Our objective is to target insurance and reinsurance products and areas where we believe we can derive a competitive advantage from our technical underwriting skills and that meet our risk and long-term profitability criteria. We proactively manage our allocation of capital and resources among our insurance and reinsurance business units and among product lines within those business units. Our business units and product lines include or will include:

Insurance	Reinsurance	Consulting
• Professional Liability • Marine, Technical Risk and Aviation • Environmental Liability • Structured Insurance • Fidelity and Crime • Surety • Technical Risk Property	• Casualty • Property • Marine, Technical Risk and Aviation • Structured Reinsurance	• Investigation, Remediation and Engineering Services • Assessment Services • Other Technical Services • Information Management Services

Strategy and Competitive Strengths

We believe that the insurance industry has experienced a significant loss of capital to support insurance business due to underpricing of policies in prior years, recognition of reserve deficiencies resulting from historical liability exposures, an adverse investment environment, fewer viable competitors and credit downgrades of many of the remaining insurers. We believe we can capitalize on the opportunities created by this continuing dislocation in the insurance marketplace. Our strategy is to operate a new insurance company, unburdened by liabilities resulting from historical operation, with a solid capital base, strong management and an experienced team of specialty line underwriters. We are developing advanced risk assessment and loss control capabilities, applying those capabilities in the more technically demanding lines of insurance and deploying capital to what we believe will be the most attractive business lines at the most opportune times.

We are committed to building a diversified product portfolio and a cost-effective underwriting platform that will allow us to react quickly to changing market dynamics. Our competitive strengths and the key elements of this strategy are:

•	Experienced Management and Extensive Specialized Underwriting Capabilities. We have assembled a core group of underwriting officers, underwriters and other professionals to write insurance and reinsurance policies. Our senior management team includes Tobey J. Russ and Michael J. Murphy, each of whom has more than 20 years of experience in the insurance, reinsurance or risk consulting industries. Messrs. Russ and Murphy have assembled teams of experienced professionals with specialized knowledge of their respective market segments to manage each of our product lines where we currently write business. Each team is led by an experienced underwriting officer with demonstrated performance in his/her specialty line. We support these underwriting officers with experienced underwriters who are also specialists in their respective product lines. While we must still employ additional professionals in order to successfully operate and grow our businesses, we believe that the extensive depth and knowledge of our senior management team and underwriting officers will provide us with the ability to successfully select, price and manage complex risks.

•	Portfolio of Profitable Specialty Products with Strong Margins through Different Business Cycles. We offer products and policies within specialty insurance and reinsurance lines that require technical proficiency to underwrite, such as marine, technical risk and aviation, professional liability, environmental liability, fidelity and crime, and surety. We believe that specialty lines tend to have some of the highest barriers to entry in the insurance industry. While we expect our returns to be impacted by the cyclical nature of the industry, we believe that specialty lines have the potential to offer high risk-adjusted returns on capital through different business cycles compared to insurers and reinsurers in other lines of business. Because we participate in multiple lines of business, we expect to develop a diversified book of business and maintain our flexibility to timely allocate our capital and resources to product lines that we believe will offer high risk-adjusted returns on capital through different business cycles.

•	Technical Risk Assessment and Loss Control Capabilities. We use our technical underwriting capabilities to help us assess risk, attempt to control potential losses and to price the risks we intend to insure and reinsure. We use ESC to provide diversified risk management services to assist customers in environmental remediation, regulatory analyses, technical support for environmental claims, merger and acquisition due diligence, environmental audits and risk assessments and engineering and information management services. ESC provides risk evaluation services to our underwriters in the environmental liability segment. We intend to hire additional professionals and use Quanta Technical Services to provide similar services for our other specialty lines so that we may use them as the platform for developing those capabilities in our other product lines. We believe that this will increase our ability to price risks in a manner that will produce superior underwriting results.

•	Innovative and Customer-Focused Underwriting and Structured Insurance Products. We believe that the traditional insurance market does not take full advantage of opportunities to profit on individually tailored insurance transactions that combine capital markets and insurance techniques. The structured insurance market, which is often referred to as the alternative risk transfer or convergence market, focuses on clients whose risk transfer needs may not be efficiently met through traditional insurance products. We have established a structured insurance and reinsurance team that works closely with each of our product line teams to develop alternative risk products that meet our clients' needs. Our management team has extensive experience in developing customized structured products.

•	Disciplined Capital Management and Allocation. We intend to flexibly increase and decrease the amount of capital we allocate among product lines within our insurance, reinsurance and structured products business units in response to our changing business needs and with the objective of maximizing our risk-adjusted return on capital. We allocate capital to product lines based on the characteristics, nature of underlying risks and net retention for each line, as well as its prospects for premium growth and profitability, which will be reviewed at least annually. We have implemented a plan that ties our underwriting officers' compensation to the long-term returns on allocated capital of their respective product lines in order to incentivize them to achieve optimal returns on allocated capital and create accountability within each product line. We have also purchased reinsurance, retrocessional protection and other forms of protection to more efficiently manage the allocation of our capital and intend to continue to purchase these forms of protection when we deem it appropriate.

•	Bermuda-Based Operations. Our Bermuda-based insurance operations allow us to access clients who seek Bermuda-based capacity to meet their insurance and reinsurance needs, as well as provide us access to Bermuda's well-developed network of insurance and reinsurance brokers. We believe we benefit from our access to Bermuda's pool of experienced professionals with significant insurance expertise and its responsive regulatory environment that allows for the development and sale of innovative insurance and reinsurance products.

•	Strong Market Relationships. We market our products principally through independent brokers and agents. Our senior management team and underwriting officers have industry relationships with major industry brokers. While many of the brokers that we use or intend to use have had longer-term relationships with our competitors than with us, we believe our industry relationships are allowing us to establish our presence in the global insurance and reinsurance markets.

•	New Insurance Company without Historical Underwriting Liabilities. Because we only recently started writing insurance polices, we are unencumbered by historical liabilities currently affecting competitors, including claims relating to asbestos, environmental remediation, mold and the terrorist attacks of September 11, 2001. We believe that our lack of historical liabilities will distinguish us from many of our competitors and help us attract clients who are seeking long-term financial stability from their insurers and reinsurers.

Organization

Quanta Holdings is a Bermuda holding company formed on May 23, 2003. We conduct our operations principally through the following subsidiaries domiciled in Bermuda, Ireland and the United States and a branch in the United Kingdom:

•	Quanta Reinsurance Ltd., or Quanta Bermuda, is a newly formed Bermuda insurance company that underwrites Bermuda sourced insurance and reinsurance business in Bermuda;

•	Quanta Reinsurance U.S. Ltd., or Quanta U.S. Re, is a newly formed Bermuda insurance company and underwrites U.S. sourced insurance and reinsurance business from Bermuda;

•	Quanta Indemnity underwrites insurance and reinsurance from the United States on an admitted basis;

•	Quanta Specialty Lines underwrites U.S. sourced specialty insurance business on an excess and surplus lines basis and U.S. reinsurance on a non-admitted basis;

•	Quanta Insurance Ireland Ltd., or Quanta Ireland, once authorized, will underwrite E.U. sourced insurance and reinsurance business in Ireland;

•	Quanta U.K. will be Quanta Ireland's branch in the United Kingdom. We expect that Quanta U.K. will underwrite E.U. sourced insurance and reinsurance business in the United Kingdom and introduce E.U. sourced insurance and reinsurance business to Quanta Ireland;

•	Quanta Technical Services will provide risk assessment and evaluation services to clients on a fee basis and to our underwriters in specialty insurance areas (other than environmental liability); and

•	ESC provides full-service environmental engineering, remediation, risk management and consulting services on a fee basis, as well as risk evaluation services to our underwriters in our environmental liability product line.

The following chart summarizes our corporate organization showing only Quanta Holdings and our principal subsidiaries after giving effect to the establishment of Quanta U.K. as a branch. We may change our corporate organization from time to time as we expand our business.

Our senior management has assembled a core group of underwriting officers, underwriters and other professionals to write insurance and reinsurance. We use our Bermuda operations primarily to write U.S. and insurance and reinsurance business from Bermuda on a non-admitted basis. We also underwrite insurance and reinsurance in the United States on an admitted basis through Quanta Indemnity, which is a U.S. licensed insurer with licenses in approximately 41 states and was acquired by us on December 19, 2003. Further, we write insurance from the United States on an excess and surplus lines basis and U.S. reinsurance on a non-admitted basis through Quanta Specialty Lines, which we acquired on October 28, 2003. Quanta Specialty Lines is licensed in the State of Indiana and we intend to operate it as an excess and surplus lines and non-admitted insurer in all other states.

We have formed Quanta Ireland, and we have submitted an application to IFSRA to authorize Quanta Ireland to conduct non-life insurance business. We expect that the authorization process will be completed during the third quarter of 2004. Because Quanta Ireland is not currently authorized to conduct insurance business, we have begun writing European insurance and reinsurance business from the United States, and we will write European insurance and reinsurance business from Bermuda. We intend to use Quanta Ireland to underwrite E.U. sourced insurance and reinsurance business from Ireland. Once Quanta Ireland has been authorized, we intend to apply to IFRSA to establish Quanta U.K. as our branch in the United Kingdom. The application process will require the approval of the United Kingdom Regulatory Authority, which we expect to obtain within two months following the authorization of Quanta Ireland. We expect that Quanta U.K. will underwrite E.U. sourced insurance and reinsurance business in the United Kingdom and introduce E.U. sourced insurance and reinsurance business to Quanta Ireland. We cannot assure you we will be able to obtain the required authorizations for Quanta Ireland and Quanta U.K. Before Quanta Ireland is authorized and Quanta U.K. is established, Quanta Bermuda intends to insure or reinsure U.K.-sourced risks or risks for U.K. policyholders, but any such insurance or reinsurance will be effected directly between Quanta Bermuda and the insured or reinsured and will not involve any U.K. person acting on behalf of Quanta Bermuda in effecting or carrying out such insurance or reinsurance contracts.

Our Business Units

We operate three business units consisting of insurance, reinsurance and consulting services.

    Insurance

We offer specialty insurance lines that provide tailored solutions to our clients in order to respond to distinctive risk characteristics. We write business primarily in those lines where we believe we have specialized underwriting expertise. Our commitment to specialized underwriting requires experienced underwriters, market knowledge, risk assessment and loss control resources, analytic capabilities, a flexible underwriting platform, geographic reach and financial markets experience. We have hired underwriting officers with significant business experience in their respective segments to lead our product lines where we currently write business. We support our underwriting officers with advanced analytic tools, risk assessment capabilities, structured product resources and disciplined capital management and technology.

While we have already hired a number of managers and employees, to reach our financial and operational goals, we must hire additional underwriters and other professionals with experience and expertise in exposure identification, risk assessment and underwriting particular types of risks or industries. In product lines for which we will provide coverage of the insured's premises or physical site analysis (such as environmental and certain marine, technical risk and aviation coverages), many of our underwriters have engineering backgrounds or experience in disciplines such as hydrology, geology, and civil, mechanical and materials engineering. In product lines for which we provide coverage that involves the analysis of business practices and financial documents (such as surety, directors' and officers' liability, professional liability and certain structured insurance coverages), many of our professionals have accounting, actuarial, econometric or banking backgrounds. We are developing in-house legal and claims staff specifically dedicated to the underwriting process who will help create policy forms, endorsements, and terms and conditions that reflect each transaction's underwriting and pricing assumptions.

Kevin J. McHugh served as Interim President of U.S. Insurance from September 2003 until his resignation on March 31, 2004. We are presently conducting a search for a permanent President of U.S. Insurance to replace Mr. McHugh.

Our insurance business unit focuses on the following product lines:

Professional Liability.    Under our professional liability product line, we currently offer directors' and officers' liability insurance, errors and omissions insurance, employment practices liability and fiduciary liability insurance. We write both excess and primary insurance. Excess layers of coverage means that there is at least one layer of insurance coverage beneath our coverage that is provided by another insurer or insurers. We are targeting selected U.S. industries or U.S. domiciled multinational companies for our directors' and officers' liability, employment practices liability and fiduciary liability insurance. We focus on offering error and omissions insurance policies to technology firms, financial institutions, architects, engineers, insurance agents, lawyers, consultants and accountants and other miscellaneous professional errors and omissions insurance products. At a later date, we intend to target medical malpractice.

Our professional liability product line is managed by John Van Decker. Mr. Van Decker has over 19 years of experience in the insurance industry. Prior to joining our company, Mr. Van Decker held various management positions at CNA, most recently as Senior Vice President of CNA Pro, a business unit of CNA.

Marine, Technical Risk and Aviation.    Our marine, technical risk and aviation product line provides ocean marine, inland marine, technical risk and general aviation coverages that require highly specialized technical underwriting and claims expertise. This business is produced principally through agents and brokers who specialize in these lines of business. Our ocean marine policies consist of ocean cargo, hull, yacht, marine liabilities and offshore energy lines of business. We are also targeting what we believe are historically the more profitable sectors of the inland marine market including transit, storage and processing, property in care, custody and control, broadcast and entertainment and agriculture products. The coverages we include within the technical risk product line are contractors all risk, machinery breakdown, contractors equipment, structural defect and system warranties. We are also focusing on the general aviation insurance market because we believe that this market has been less susceptible to the pricing volatility experienced in the commercial aviation and space insurance lines.

Our marine, technical risk and aviation product line is managed by Deirdre H. Littlefield. Ms. Littlefield has over 30 years of underwriting experience in these lines of business. Prior to joining our company, Ms. Littlefield served at Swiss Reinsurance America Corporation, most recently as Senior Vice President and a member of the Swiss Re Division North America Management Board, where she was responsible for North American and Latin American special lines business, including ocean marine, inland marine, aviation, environmental, engineered risk and agriculture. Prior to that Ms. Littlefield managed the worldwide marine operations of the Chubb Group of Insurance Companies.

Environmental Liability.    Our environmental business line provides specialty insurance products that address exposures arising from pollution incidents. We currently offer the following three types of policies under this business line:

•	Our environmental site protection policy helps protect against remediation costs and third-party claims for bodily injury, property damage and remediation costs, resulting from pre-existing or new pollution incidents at property owned or operated by an insured. Through separate supplemental coverage sections, this policy may also help protect an insured against third-party claims arising from pollution incidents at non-owned disposal sites and during transportation, and can protect the insured against expenses it incurs as a result of the interruption of its business operations due to a pollution incident. We believe using these separate policy sections will provide our clients greater flexibility to tailor coverage to meet their specific needs.

•	Our remediation cost cap policy helps protect the insured against remediation costs with respect to a scheduled remediation project that exceed the insured's retention (which is the amount or portion of risk that an insurer retains for its own account), such as those due to unknown pollutants, known pollutants in quantities greater than expected or changes made by the regulatory authority to the cleanup standard or to the scope of work.

•	Our contractors environmental protection policy helps protect contractors and their clients against third-party claims for bodily injury, property damage and remediation costs due to pollution incidents arising from the contractor's covered operations.

We insure risks principally within the United States. We expect that our clients will include manufacturers and other fixed site operators, commercial contractors, real estate redevelopment firms, merger and acquisition participants and financial institutions. We target clients facing complex risks that will allow us to draw on our multidisciplinary expertise and to establish ourselves as the insurer of choice for clients requiring a sophisticated approach to their environmental liabilities. We also target short-term, renewable middle market business.

Our environmental liability product line is managed by John K. Welter. Mr. Welter has over 16 years of experience in the environmental insurance industry, most recently as the Chief Underwriting Officer of the Environmental Solutions division of Chubb Financial Solutions, Inc. ("CFS").

Structured Insurance.    Structured insurance involves coverage and policy forms tailored to meet an individual client's strategic and financial objectives that are not efficiently met by traditional insurance products, such as structured property and casualty insurance, structured directors' and officers' liability insurance, deferred executive compensation insurance and finite risk insurance, which are policies under which our aggregate risk and return are generally capped at a finite amount. These objectives include, among others, the desire to reduce volatility within the insurance pricing cycle, to adjust the exposure in specific geographic areas or lines of business, to finance increased self-insured retentions and to minimize existing and potential liabilities from events, such as a merger or acquisition. Structured insurance coverage also addresses capacity shortfalls in the traditional insurance market, such as environmental liability. We offer non-traditional or finite coverage for all of our product lines. Users of structured insurance coverage include corporations, insurers and other financial institutions and municipalities. Because of the constantly changing industry and regulatory framework, as well as the changing market demands facing insurance companies, the approaches utilized in structured insurance programs are constantly evolving. The contract forms that we use in our structured insurance business will primarily be insurance policies, financial contracts and derivative contracts.

Within our structured insurance product line, we also write casualty insurance. In most instances, our casualty coverages are in support of structured insurance or structured reinsurance programs, or blended with protection and coverage provided by other underwriting groups within our insurance and reinsurance operations. Our casualty product line includes coverage for general liability, and we expect to also write umbrella insurance including such specialty programs as clash coverage and excess of aggregate coverage. We focus on coverages requiring highly technical and statistical or actuarial underwriting of specific or individual risks.

Our structured insurance product line is managed by James M. Olivo. Mr. Olivo has 17 years of experience in the financial services industry. Prior to joining our company, Mr. Olivo served as a Senior Vice President of CFS, where he was responsible for Chubb's financial insurance and financial life insurance businesses. Before CFS, Mr. Olivo was a principal of Swiss Re New Markets and co-head of its Financial Solutions Division. Prior to Mr. Olivo's insurance career, he worked in the capital markets as head of North American derivatives trading for Fuji Capital Markets Corp., as a senior derivatives trader for Security Pacific National Bank and as a derivatives trader for Chemical Bank, where he began his career in 1986.

Douglas W. Oliver is a Managing Director of our structured insurance product line and will assist Mr. Olivo in the management of the product line. Prior to joining our company, Mr. Oliver served as vice president of CFS, where he was responsible for designing and underwriting structured insurance products for property, casualty and other specialty insurance lines of business. Prior to CFS, Mr. Oliver spent six years with the American International Group and held a number of senior positions with both the AIG Risk Management and AIG Risk Finance divisions, including vice president of underwriting and chief actuary. Prior to joining AIG, Mr. Oliver was the divisional chief actuary for the large account unit of the Continental Insurance Company responsible for all pricing and reserving functions.

Fidelity and Crime.    Our fidelity and crime line includes financial institution blanket bonds, commercial crime, kidnap and ransom, and computer crime insurance for financial and non-financial corporations. Our current financial clients include commercial banks, capital market and financial services firms, and we intend to offer insurance companies such coverage in the future. The remainder of our coverages are written for Fortune 1000 and middle-market companies. We write primarily U.S. domiciled risks.

Our fidelity and crime product line is managed by William C. Jennings. Mr. Jennings has 32 years of experience in the insurance industry. Before joining Quanta Holdings, Mr. Jennings managed the fidelity bond department of CNA for ten years, serving as an Executive Vice President, led the fidelity underwriting division of the Department of Financial Institutions of Chubb for seven years and held various other positions at Marsh and Chubb.

Surety.    Our surety product line focuses on providing surety bonds for specific contractual, compliance or financial obligations to meet regulatory, statutory or legal requirements. In particular, this product line provides bonding for self-insured workers' compensation, land reclamation, the closure of landfills and their maintenance after closure, court appeals and various forms of performance and compliance guarantee exposures. We seek clients with a strong financial condition, specialized exposure management practices and loss prevention procedures. We determine our maximum exposure based on the client's credit quality, the type of surety bonds provided and the amount of collateral provided by the client. The United States Treasury Department maintains a list of surety companies that it has authorized to write surety bonds required by the U.S. government. Each authorized surety is granted an underwriting limitation. In addition, many non-federal surety bonds are required to be issued by a surety with an adequate underwriting limitation. Until we file an application with the Treasury Department requesting an underwriting limitation, we plan to enter into an agreement with an insurer possessing an underwriting limitation that allows this insurer to write policies for us and to reinsure all or part of the risk to one of our subsidiaries. We cannot assure you that we will find an appropriate licensed insurer to enter into such an agreement or that we will be able to obtain approval for inclusion on the list of authorized surety companies maintained by the Treasury Department. Even if we are able to enter into an agreement with a Treasury listed surety insurer, brokers and purchasers of surety products may prefer to use companies included on the Treasury Department list. Therefore, we expect that our opportunities to write surety business will continue to be limited until we qualify for, and the Treasury Department assigns us, an adequate underwriting limitation.

Our surety product line is managed by Brian J. Steele. Prior to joining us, Mr. Steele spent 17 years at Travelers and Aetna Inc. in a variety of underwriting roles in the field and home office. Mr. Steele has extensive surety underwriting and credit risk management experience, most recently as Senior Vice President of Commercial Surety at Travelers where he was responsible for a significant portfolio of U.S. and international surety clients.

Technical Risk Property.    We intend to write technical risk property insurance, utilizing an experienced underwriting team with various engineering disciplines. We expect that these underwriters will come from engineering and insurance underwriting engineering backgrounds and have extensive training and expertise in insurance and reinsurance underwriting, contract wordings and product development. This expertise will also include market knowledge, client contacts and industry visibility. We believe this highly technical approach to property insurance will help to differentiate us from our competitors in this product line.

We plan to write various technical lines of property insurance business in the construction, power, chemical, industrial and commercial business sectors. We expect that participation will primarily be on an excess of loss basis. We will insure principally buildings, structures, equipment, contents and business interruption risks. Initially, we expect that our target customers will primarily include U.S. corporations with domestic and international exposures.

We intend to carefully monitor and control our aggregate exposure regarding conflagration, business interruption and natural catastrophe. With respect to natural catastrophe exposures, we will use licensed catastrophe modeling software and technical expertise to analyze and control our accumulations.

Our technical risk property product line has not yet begun to write insurance. This product line is managed by Deirdre H. Littlefield, who also manages our marine, technical risk and aviation insurance and reinsurance product lines. Francis P. Tricamo, Sr. will assist Ms. Littlefield in the management of the technical risk property product line. Mr. Tricamo has 26 years of experience in the insurance and reinsurance industry, most recently as Managing Director of Swiss Reinsurance America Corporation's Engineered Risk department.

    Reinsurance

Reinsurance can be written either through treaty or facultative reinsurance arrangements. Treaty reinsurance contracts are arrangements that provide for automatic reinsuring of a type or category of risk underwritten by the ceding company. In facultative reinsurance, the ceding company cedes, and the reinsurer assumes, all or part of a specific risk or risks. Facultative reinsurance provides protection to ceding companies for losses relating to individual insurance contracts issued to individual insureds. We write our reinsurance business on a treaty basis. However, we offer a limited amount of facultative reinsurance for property, casualty and marine, technical risk and aviation exposures.

Our treaty reinsurance contracts are written on either a quota share basis, also known as proportional or pro rata, or on an excess of loss basis. Under quota share reinsurance, we share the premiums as well as the losses and expenses in an agreed proportion with the cedent. Under excess of loss reinsurance, we generally receive a specified premium for the risk assumed and indemnify the cedent against all or a specified portion of losses and expenses in excess of a specified dollar or percentage amount. In both types of contracts, we may provide a ceding commission to the client.

When we write treaty reinsurance contracts, we do not separately evaluate each of the individual risks assumed under the contracts, and we are largely dependent on the individual underwriting decisions made by the reinsured. Accordingly, we intend to carefully review and analyze the cedent's risk management and underwriting pricing, reserving and claims handling practices as well as the financial condition of the cedent in deciding whether to provide treaty reinsurance and in appropriately pricing the treaty.

We write the majority of our facultative reinsurance business only on an excess of loss basis. The underwriting process for facultative reinsurance of property and casualty exposures is similar to that followed by the underwriters for those products of our insurance business unit.

Our Bermuda-based reinsurance operations are managed by David R. Whiting and J. Scott Bradley. Mr. Whiting has 25 years of experience in the insurance and reinsurance industry. Prior to joining our company, Mr. Whiting was most recently employed by the Bermuda office of the Swiss Reinsurance Company for the past 10 years where he held the positions of member of senior management and Managing Director in its Financial Services Business Group. Dr. Bradley has 23 years of experience in the insurance industry. Prior to joining our company, Dr. Bradley was a Managing Director of the Financial Services Business Group of Swiss Reinsurance Company and also served as Director and Senior Officer of a number of Swiss Re Group companies where he was responsible for all aspects of production, design, underwriting and pricing of alternative risk transfer products.

Our U.S.-based reinsurance operations are managed by Frederick J. Pagnani Jr. Mr. Pagnani is the President and Chief Executive Officer of our reinsurance business unit. Mr. Pagnani has been actively underwriting business for 18 years most recently as a Managing Director of Swiss Reinsurance Company. Mr. Pagnani began his career with General Reinsurance before moving to the newly formed Zurich Reinsurance Centre in 1994, where he rose to become the head of Professional Services Treaty Division North America.

Michael D. Beck and Christopher J. Grasso also assist in the management of our reinsurance business unit. Mr. Beck is the Senior Vice President and Chief Operating Officer for our reinsurance business unit. Mr. Beck has 16 years of experience in the reinsurance industry including professional liability treaty underwriting experience at PartnerRe US Ltd. and Zurich Reinsurance Centre. Mr. Grasso is the Senior Vice President and Chief Actuary for our reinsurance business unit. He has seven years of reinsurance actuarial experience, most recently serving as head pricing actuary for professional liability at Converium Holding AG.

We generally focus our reinsurance business on medium-sized insurance and reinsurance companies with capital and surplus of between $100 million and $1 billion. This targeted segment is subject to change due to market dynamics and our underwriters' assessment of the relative merits of the varying market segments. We also manage our portfolio and spread risk across different exposures and geographical territories in order to increase our diversification.

Our reinsurance operations focus on specialty products within the following lines:

Casualty.    We cover third party liability exposures from ceding clients on a treaty basis. We concentrate principally on directors' and officers' liability, professional liability, and commercial umbrella and excess liability. We write this business almost entirely on an excess of loss basis, although we will also consider pro rata structures. The casualty reinsurance treaties we write include per risk excess of loss, clash and workers' compensation catastrophe. Per risk excess of loss reinsurance provides coverage for losses suffered by ceding companies under their individual policies. A loss under clash reinsurance arises from a combination of claims resulting from more than one underlying insurance policy caused by a single event or occurrence. Under our workers' compensation catastrophe reinsurance line, we write reinsurance that responds to losses arising from multiple deaths or injuries from a single occurrence. These treaties specify the maximum amount of coverage for any one claim and have attachment points that are multiples of these per claim amounts. Events such as earthquakes and terrorist acts that result in property catastrophe claims can potentially lead to multiple injuries and deaths. Consequently, we plan to closely monitor the interaction between our workers' compensation catastrophe exposures and our various property exposures to ensure that we properly account for and control aggregate accumulations. We consider this aggregation risk when determining the pricing on any potential contract.

Our casualty reinsurance product line is managed by J.P. Kennedy, Jr. Mr. Kennedy has been actively underwriting business for eight years and has 13 years of experience in the insurance industry, most recently as Vice President in the Specialty Treaty Underwriting Department of Odyssey America Reinsurance Corporation.

Property.    Under our property reinsurance product line, we focus our underwriting activities primarily on risk excess, quota share and catastrophe contracts. Under property risk excess and quota share reinsurance contracts, we reinsure the property risks of ceding clients on a treaty basis primarily covering commercial exposures under a collection of insurance policies issued by ceding companies. These policies typically provide coverage for buildings, structures, equipment, contents and business interruption risk. Typical causes of loss in this segment include fire, explosion, collapse, riot and vandalism. We may also reinsure agribusiness from time to time. Property catastrophe reinsurance protects ceding companies from catastrophic events on a treaty basis. The principal exposures involve hurricane, typhoon, earthquake, flood, tornado, hail and fire. We provide coverage on an occurrence basis for a layer of losses above an agreed aggregate of individual losses suffered by the ceding company from a covered event. As with our technical risk property insurance product line, because losses arise from a combination of individual policies, we monitor and control our cumulative aggregate exposure at both the individual treaty level and across all contracts we issue. We use licensed catastrophe-modeling systems to analyze our exposure to natural perils and to track these and other perils on a policy by policy basis and monitor and control our aggregate exposure both for our insurance and reinsurance business on a cumulative basis. Additionally, under limited conditions, we offer coverage that assumes the net retained terrorism risk of select cedents. This portfolio is subject to stringent underwriting guidelines.

Kean D. Driscoll manages our property reinsurance product line. Mr. Driscoll has eight years of reinsurance experience, most recently serving as Vice President in the Property Treaty Department of Converium Holding AG.

Marine, Technical Risk and Aviation.    We provide treaty reinsurance for ocean marine, inland marine, technical risk and general and commercial aviation. We obtain this business principally through major industry reinsurance intermediaries with units specializing in these lines. Our client target list includes insurance and reinsurance companies of all sizes who have dedicated experienced underwriters and claims professionals in these lines. We write this business on both a proportional and excess of loss reinsurance basis.

Our marine, technical risk and aviation reinsurance unit is managed by Deirdre H. Littlefield.

Mr. Joseph Belardinelli assists Ms.Littlefield by managing our ocean marine, inland marine and aviation product lines. Mr. Belardinelli has over 15 years of experience in the marine insurance and reinsurance industry, most recently serving as Marine Treaty Manager for Swiss Reinsurance America Corporation.

The technical risk product line is managed by Francis P. Tricamo, Sr.

Structured Reinsurance.    Generally, structured reinsurance is tailored to meet an individual cedent's strategic and financial objectives where its risk management needs may not be met efficiently through traditional reinsurance products. In general, structured reinsurance products contractually limit the risks assumed by the reinsurer. These contracts often include a fixed premium for the transfer of a portion of the risk combined with a variable or adjustable premium for the financing by the client of the remaining risks, often covering multiple years and multiple business segments. Contracts are usually structured to encourage cedents to minimize losses by including significant profit sharing by the reinsurer with the cedent. Thus, the ultimate cost of a structured product often depends on the individual cedent's own performance. The risks underlying structured reinsurance transactions can include risks from any of our business lines, as well as credit risk, life insurance-related risks, accident and health, and others.

Structured reinsurance products are often written on a multi-year basis and are designed to reduce the volatility in the results of an individual company over a period of time greater than one year (typically three or more). Due to the importance of investment income from these products, both parties direct considerable attention to cash flow modeling and review the impact of the anticipated loss payment pattern on the parties. As a result of the lengthy underwriting process, the market is characterized by a relatively small number of large transactions. The contract forms which we use in our structured reinsurance business are primarily reinsurance policies, financial contracts and derivative contracts.

Our structured reinsurance product line is managed by James M. Olivo who is assisted by Douglas W. Oliver.

Consulting Services

We currently provide environmental consulting services through ESC. We also plan to use Quanta Technical Services to expand the scope of our consulting services to provide risk assessment and evaluation services in other specialty insurance and claims areas. ESC serves manufacturers and service providers primarily in the electronics, manufacturing, waste disposal and energy sectors. ESC also serves real estate firms, insurance companies, buy-out firms, law firms, and the clients of these firms and companies. Its customers are primarily private sector businesses in the United States. ESC provides the following consulting services:

Investigation, Remediation and Engineering Services.    ESC's engineering services include investigation, remediation and engineering activities in the following areas: Comprehensive Environmental Response Compensation and Liability Act (CERCLA), superfund sites, Resource Conservation and Recovery Act (RCRA) actions, voluntary cleanups, engineering design, field management of remediation, operation and maintenance of remedial systems, underground tank management, merger and acquisition follow-up, asbestos/lead paint management and facility decommissioning and demolition.

Assessment Services.    ESC's environmental assessment services include regulatory analyses, technical support for environmental claims, merger and acquisition due diligence, environmental audits and risk assessments and engineering and information management services, risk management, merger and acquisition support, environment, health and safety audits, liability identification, Phase I and Phase II site assessments, management systems and health and ecological risk assessments.

Other Technical Services.    ESC also provides other services to customers in the environmental area, including litigation support, technical support for insurance claims, regulatory compliance plans, regulatory permits, training, technical reviews, policy and procedure manuals, estimates of remediation costs for disclosure purposes and property redevelopment services.

Information Management Services.    ESC's information management services group develops technology-based solutions for the control and management of environmental and facility information. This group creates customized software applications that manage data using database and geographic information system software. The applications are web-based, providing clients with facility management capabilities over the Internet.

Most of our insurance and reinsurance business lines will require substantial specialized technical engineering, loss control and claims management skills. To support our engineering needs, our consulting line will perform construction, occupancy, protection and exposure reviews, including materials, mechanical and civil engineering inspections for property coverage and coverage of similar physical damage at the client's location that we intend to insure or reinsure. Our consulting line will also value and manage the potential economic losses associated with typical property risks by using operational, critical process, logistical and resource engineering studies. Further, it will provide loss control reviews and specific risk management recommendations for facilities in order to reduce claim frequency and severity, including developing reports that use catastrophe-modeling software. Quanta Technical Services and ESC serve as the platform for establishing our technical talent and providing risk evaluation services. ESC is initially providing these services to our underwriters for our environmental liability insurance line. Once we hire additional professionals, we plan to use Quanta Technical Services to expand the scope of our consulting services and to support our underwriting of professional liability, directors' and officers' liability, fidelity and crime, surety and specific casualty classes of business. We will also offer those services on a fee basis. We believe that ESC's and Quanta Technical Services' technical participation in our underwriting process will:

•	help ensure that risks are consistently identified and quantified;

•	enhance our ability to understand and evaluate the multiple risks of complex transactions; and

•	help our clients manage transactions and minimize their costs arising from insufficient technical oversight.

In addition to these consulting services, we provide liability assumption programs through Quanta Technical Services and its subsidiaries under which these subsidiaries assume specified liabilities (which may, at times, include taking title to property) associated with environmental conditions in properties and agree to provide consulting and to perform the required remediation services. We may insure or guaranty the liabilities assumed by our subsidiaries under these programs. For example, in December 2003, one of our subsidiaries agreed to provide risk assessment and environmental remediation services and assume an environmental liability for a closed rayon plant in Axis, Alabama. In connection with this transaction, we provided a remediation cost cap policy to the plant owner and specified financial structuring services.

ESC is managed by Jan Chizzonite who joined ESC in 1989 and served as President for the last 5 years. Quanta Technical Services is managed by Lynne M. Miller. Ms. Miller has over 25 years of experience in the environmental industry, including 14 years as President of ESC and the last 3 years as Chief Executive Officer of ESC.

Ceded Reinsurance

We cede a portion of our written premiums through quota share and excess of loss treaty and facultative reinsurance contracts, as well as other agreements, which provide substantially similar financial protections. We use ceded reinsurance to lower our net exposure to our planned net limit and risk of individual loss, to control our aggregate exposures to a particular risk or class of risks and to reduce our overall risk of loss.

We also purchase retrocessional protection, which is reinsurance of a reinsurer's business. Reinsurance companies cede risks under retrocessional agreements to other reinsurers, known as retrocessionaires, for reasons similar to those that cause primary insurers to purchase reinsurance. The amount of ceded reinsurance and retrocessional protection that we purchase varies based on business segment market conditions, pricing terms and credit risk, as well as other factors.

For business exposed to catastrophic losses, we seek to limit our aggregate exposure by insured or reinsured, by industry, by peril, by type of contract and by geographic zone. We intend to monitor and limit our exposure through a combination of aggregate limits, underwriting guidelines and reinsurance. We will also periodically reevaluate the probable maximum loss for these exposures by using third party software and modeling techniques and we seek to limit the probable maximum loss to a pre-determined percentage of our total shareholders' equity.

Ceded reinsurance and retrocessional protection do not relieve us of our obligations to our insureds or reinsurerds. We must pay these obligations without the benefit of reinsurance to the extent our reinsurers or retocessionaiares do not pay us. We will evaluate and monitor the financial condition of our reinsurers and monitor concentrations of credit risk. We seek to purchase reinsurance from entities rated "A–" or better by S&P or A.M. Best, and we intend to regularly monitor its collectibility, making balance sheet provisions for amounts we consider potentially uncollectible and requesting collateral where necessary. We intend to apply the same financial analysis and approval processes to the selection of reinsurance and other financial protection counterparties as we do to the underwriting of our surety, professional liability and similar lines of business. Because we only recently commenced operations, we may experience difficulties in obtaining or renewing reinsurance and retrocessional protection. Therefore, we may have difficulty obtaining or renewing adequate levels of reinsurance or retrocessional protection at cost-effective rates in the future.

Relationships with Brokers

We produce substantially all of our business through insurance and reinsurance brokers worldwide who receive a brokerage commission usually equal to a percentage of gross premiums. Brokerage commissions are generally negotiated on a policy by policy, a program (including many related policies) or on a treaty basis. From time to time we also enter into agreements with brokers, which may include provisions relating to the payment of production or marketing fees in addition to the brokerage commissions we pay to the brokers. Our management and underwriting officers have industry relationships with a large number of insurance and reinsurance brokers and with many ceding companies. While many of the brokers that we use or intend to use have had longer-term relationships with our competitors than with us, we believe our relationships are allowing us to establish our presence in the global insurance and reinsurance markets. In addition to our relationships with brokers, we may also use non-traditional sources for marketing our environmental liability and structured products business segments, such as law firms, consulting firms, investment banks, and merger and acquisition firms. Our failure to develop or maintain relationships with brokers from whom we expect to receive our business could have a material adverse effect on us.

Claims Management

We are establishing several dedicated insurance management claims teams in our business units and we also plan to outsource the review of highly technical or unusually complicated claims where warranted. Our claims teams include claims professionals, actuarial experts and attorneys. These teams will seek to investigate, evaluate and settle claims as efficiently as possible. We will implement claims handling guidelines and claims reporting and control procedures and will monitor our claims in accordance with these guidelines.

We intend to review all significant insurance claims during claims meetings. Generally, we will involve members of the claims staff in the underwriting process. We plan for a senior executive reporting to the chief operating officer to oversee the claims function. In addition, for all reported claims, we expect that an initial review of the validity of the claim will be conducted by the underwriter and underwriting officer responsible for the account in coordination with the claims team assigned to the business unit. Once we establish the validity of the given claim, we will transfer responsibility for management of the claim to our claims professionals. We will base the authority for payment and establishing reserves on the level and experience of our claims personnel.

We intend to establish procedures to record reported insurance claims, regardless of size, in our claims system upon receipt of notice of the claim. To assist with the reporting of significant claims, we also intend to develop an information database for large claims. We intend to use this database primarily to quickly report significant events and potential losses, regardless of whether we have exposure. Where it is likely that we have exposure, we expect to use this system to provide direct notification of our exposure to all our underwriters and senior management. We also expect to use the database as an electronic workflow management tool for larger cases that may involve adjustment and coverage issues or litigation.

As any potential insurance claim develops, the claims teams will draw on internal and external resources to settle the claim. We are also establishing networks of external legal and claims experts to augment our own in-house teams. From time to time, we may also enter into agreements with third party claims management and settlement firms to outsource certain claims administration functions relating to specific claims or business segments.

With respect to reinsurance contracts, most claims are managed by the claims department of the ceding company or primary insurer. As individual claims become larger and more complex, we may seek, at our discretion and expense, to take over or participate in the administration of specific claims. In addition to managing reported claims and conferring with underlying carriers and ceding companies, our claims professionals will conduct periodic audits of specific claims and the overall claims procedures of our clients. Through these audits, we will seek to evaluate their claims-handling practices, including the organization of their claims departments, their fact-finding and investigation techniques, their loss notification procedures, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines. In addition, prior to accepting certain reinsurance risks, our underwriters may request that our claims professionals conduct pre-underwriting claims audits of prospective ceding or primary writing companies.

The claims professionals in our business units will also work with ESC and Quanta Technical Services to offer our administration, management and settlement advice and services on a fee for service basis to their clients.

Reserves

We are required to establish reserves for losses and loss expenses under applicable insurance laws and regulations and U.S. GAAP. These reserves are balance sheet liabilities representing estimates of future amounts required to pay losses and loss expenses for insured and/or reinsured claims that have occurred at or before the balance sheet date, whether already known to us or not yet reported. Our policy is to establish these losses and loss reserves prudently after considering all information known to us as of the date they are recorded.

Loss reserves fall into two categories: case reserves for reported losses and loss expenses associated with a specific reported insured claim and reserves for incurred but not reported, or IBNR, losses and loss expenses. We have established these two categories of loss reserves as follows:

•	Case reserves — Following our analysis of a notice of claim received from an insured, broker or ceding company, we establish a case reserve for the estimated amount of its ultimate settlement and its estimated loss expenses. We establish case reserves based upon the amount of claims reported and may subsequently supplement or reduce the reserves as our claims department deems necessary.

•	IBNR reserves — We also estimate and establish reserves for loss amounts incurred but not yet reported, including expected development of reported claims. These IBNR reserves include estimated loss expenses. We calculate IBNR reserves by using generally accepted actuarial techniques. We rely on the most recent information available, including pricing information, industry information and our historical losses and expenses. We will revise these reserves for losses and loss expenses as additional information becomes available and as claims are reported and paid.

Loss reserves represent our best estimate, at a given point in time, of the ultimate settlement and administration cost associated with incurred claims. Our ultimate liability may exceed or be less than these estimates. The process of estimating loss reserves requires significant judgment due to a number of variables. Internal and external events, such as fluctuations in inflation, judicial trends, legislative changes and changes in claims handling procedures, will affect these variables. We will not be able to directly quantify many of these items, particularly on a prospective basis. There may also be significant lags between the occurrence of the insured event and the time it is actually reported to us.

Several aspects of our insurance and reinsurance operations will further complicate the actuarial reserving techniques for loss reserves as compared to other insurance and reinsurance operations. Among these aspects are the expected differences in our policy forms from more traditional forms, the lack of complete historical data for losses and our expectation that losses in excess of our attachment levels will be characterized by low frequency and high severity claims. All of these factors tend to limit the amount of relevant loss experience that we can use to gauge the emergence, severity and payout characteristics of our loss reserves.

We use statistical and actuarial methods to estimate our ultimate expected losses and loss expenses. Several years may pass between the time an insured or reinsured reports a loss to us and the time we settle our liability. During this period, we will learn additional facts and trends related to the loss. As we learn these additional facts and trends, we will adjust case reserves and incurred but not reported reserves as necessary. These adjustments will sometimes require us to increase our overall reserves and at other times will require us to reallocate incurred but not reported reserves to specific case reserves.

We base reserves for losses and loss expenses in part upon our estimates of losses. Initially, it may be difficult for us to estimate losses based upon our own historical claim experiences because of our lack of operating history. Therefore, we utilize commercially available models to evaluate future trends and estimate our ultimate claims costs.

U.S. GAAP does not permit us to establish loss reserves until the occurrence of an actual loss event. Once such an event occurs, we establish reserves based upon estimates of total losses as a result of the event and our estimate of the portion of the loss we have insured or reinsured. As a result, we set aside only loss reserves applicable to losses incurred up to the reporting date, with no allowance for the provision of a contingency reserve to account for expected future losses. We will estimate and recognize losses arising from future events at the time the loss is incurred.

To assist us in establishing appropriate reserves for losses and loss expense, we analyze a significant amount of insurance industry information with respect to the pricing environment and loss settlement patterns. In combination with our individual pricing analyses, we use this industry information to guide our loss and loss expense estimates. We will regularly review these estimates, and we will reflect adjustments, if any, in earnings in the periods in which they are determined. From time to time we engage independent external actuarial specialists to review specific reserving methods and results.

While we believe that we will be able to make a reasonable estimate of our ultimate losses, we may not be able to predict our ultimate claims experience as reliably as other companies that have had insurance and reinsurance operations for a substantial period of time, and we cannot assure you that our losses and loss expenses will not exceed our total reserves.

Risk Management

We delegated underwriting authority to the leaders of our business units, each of whom is highly experienced in his or her particular line of business. We have issued detailed letters of underwriting authority to each of our underwriters and will review these letters annually. These letters contain underwriting eligibility criteria and quantifiable limits depending on the product line. They also address acceptable terms and conditions. We attached our profitability guidelines to each letter as an exhibit and stated these profitability guidelines in terms of return on allocated capital by product line. We have implemented a plan to compensate our underwriting officers based on the long-term returns on allocated capital of their respective business lines and intend to regularly review and revise our profitability guidelines to reflect changes in market conditions, interest rates, capital structure and market-expected returns.

We believe we employ a disciplined approach to underwriting and risk management that relies heavily upon the collective underwriting expertise of our management and staff. We believe this expertise is guided by the following underwriting principles:

•	Our own independent pricing or risk review of insurance and facultative risks;

•	Acceptance of only those risks that we believe will earn a level of profit commensurate with the risk they present; and

•	Limitation of the business we accept to only that business that is consistent with our corporate risk objectives.

Before we review any treaty proposal, we consider the appropriateness of reinsuring the client, by evaluating the quality of its management and its risk management strategy. In addition, we require each treaty to include significant information on the nature of the perils to be included and detailed aggregate information as to the location or locations of the risks covered. We request information on the client's loss history for the perils being insured or reinsured, together with relevant underwriting considerations. If a treaty meets the preceding underwriting criteria, we evaluate the proposal in terms of its risk/reward profile to assess the adequacy of the proposed pricing and its potential impact on our overall return on capital as well as our corporate risk objectives.

We are developing enterprise risk management processes to analyze market, event, credit and operational risks. We utilize a risk-adjusted return on capital approach to manage and allocate capital to different lines of business. We base this approach on risk management methodologies for catastrophe, market, credit, operational risk and asset/liability management from actuarial science and capital markets. This approach not only guides our risk-based pricing by setting target combined ratios for each line or product to achieve our targeted return of capital, but also helps build a diversified book of specialized insurance products, taking into account the effect of correlation, which is the degree to which events or financial results tend to correspond to each other.

We have integrated our in-house actuarial staff into our underwriting and decision making process. We use outside consultants as necessary to develop the appropriate analysis for pricing. We perform actuarial and risk analysis using commercial data and models licensed from the Insurance Services Offices, the Reinsurance Association of America, A.M. Best, Bloomberg and various professional service firms.

To monitor the catastrophe and correlation risk of our business, we subscribe to and utilize natural catastrophe-modeling tools. We are taking an active role in the evaluation of these commercial catastrophe pricing models and will look to supplement these models if necessary. We use modeling not just to underwrite individual risks, but also to optimize the total return and risk of our underwriting portfolio.

In addition to technical and analytical practices, our underwriters use a variety of means, including specific contract terms, to manage our exposure to loss. We include aggregate policy limits in the contracts of most of the business we write. Additionally, our underwriters use contract exclusions and terms and conditions, as appropriate, to further eliminate particular risk exposures that our underwriting team deems to be significant.

We are also in the process of establishing an internal audit function to review our underwriting processes. The head of the internal audit function will report to the audit committee.

Investments

Our board of directors established our investment policies and created guidelines for hiring external investment managers. Management will implement our investment strategy with the assistance of the external managers. Our investment guidelines specify minimum criteria on the overall credit quality, liquidity and risk-return characteristics of our investment portfolio and include limitations on the size of particular holdings, as well as restrictions on investments in different asset classes. The board of directors will monitor our overall investment returns and review compliance with our investment guidelines.

Our investment strategy seeks to preserve principal and maintain liquidity while trying to maximize total return through a high quality, diversified portfolio. Investment decision making is guided mainly by the nature and timing of our expected liability payouts, management's forecast of our cash flows and the possibility that we will have unexpected cash demands, for example, to satisfy claims due to catastrophic losses. Our investment portfolio currently consists mainly of highly rated and liquid fixed income securities. However, to the extent our insurance liabilities are correlated with an asset class outside our minimum criteria, our investment guidelines will allow a deviation from those minimum criteria provided such deviations reduce overall risk.

Our investment guidelines require compliance with applicable local regulations and laws. Without board approval, we will not purchase financial futures, forwards, options, swaps and other derivatives, except for instruments that are purchased as part of our business, for purposes of hedging capital market risks (including those within our structured product transactions), or as replication transactions, which are defined as a set of derivative, insurance and/or securities transactions that when combined produce the equivalent economic results of an investment meeting our investment guidelines. While we expect that the majority of our investment holdings will be denominated in U.S. dollars, we may make investments in other currency denominations depending upon the currencies in which loss reserves are maintained, or as may be required by regulation or law.

Competition

    Insurance and Reinsurance

The insurance and reinsurance industry is highly competitive. We compete on an international and regional basis with major U.S., Bermuda, European and other international insurers and reinsurers and certain underwriting syndicates. Many of these competitors have more, and in some cases substantially more, capital and greater marketing and management resources than we expect to have, and may offer a broader range of products and more competitive pricing than we expect to, or will be able to, offer. Because we have a limited operating history, many of our competitors also have greater name and brand recognition than we have. In particular, we compete with insurers and reinsurers that provide property and casualty-based lines of insurance and reinsurance, such as ACE, AIG, CNA, Chubb, XL Capital Ltd., Arch Capital Group Ltd., Swiss Reinsurance Company, Berkshire Hathaway Inc., Munich Re Group, Travelers and St. Paul. In addition, there are other new Bermuda insurers and reinsurers with whom we compete, such as Endurance Specialty Holdings Ltd., Axis Capital Holdings Limited, Allied World Assurance Company, Ltd., Platinum Underwriters Holdings, Ltd. and Montpelier Re Holdings Ltd. Furthermore, newly formed and existing insurance industry companies have recently raised capital to meet perceived demand in the current environment and address underwriting limit issues. We may not be aware of other companies that may be planning to enter into the same market segments in which we expect to compete or raise new capital. Competition varies depending on the type of business being insured or reinsured. In the specialty market, competition tends to focus more on availability, service and other value-based considerations than on price.

Competition in the types of business that we underwrite is based on many factors, including:

•	management's experience in the line of insurance or reinsurance to be written;

•	strength of client or broker relationships;

•	premiums charged and other terms and conditions offered;

•	services provided, products offered and scope of business, both by size and geographic location;

•	financial ratings assigned by independent rating agencies; and

•	reputation and quality of claims service.

Increased competition could result in fewer applications for coverage, lower premium rates and less favorable policy terms, which could adversely impact our growth and profitability. In addition, capital markets participants have recently created alternative products that are intended to compete with reinsurance products. We are unable to predict the extent to which new, proposed or potential initiatives may affect the demand for our products or the risks that may be available for us to consider underwriting.

    Consulting Services

The environmental consulting industry is also highly competitive. There are numerous professional engineering and consulting firms and other organizations that provide many of the services offered by us. These competitors range from small local firms to large national firms. The larger, well-established companies have substantially greater financial, management and marketing resources than we do. The smaller competitors tend to be highly specialized technical companies. We believe that the most important competitive factors in this industry include reputation, performance, price, geographic location and availability of technically skilled personnel.

Ratings

Ratings by independent agencies are an important factor in establishing the competitive position of insurance and reinsurance companies and are important to our ability to market and sell our products. Rating organizations continually review the financial positions of insurers. S&P maintains a letter scale rating system ranging from "AAA" (Extremely Strong) to "R" (under regulatory supervision). A.M. Best maintains a letter scale rating system ranging from "A++" (Superior) to "F" (in liquidation). The objective of S&P and A.M. Best's ratings systems is to provide an opinion of an insurer's or reinsurer's financial strength and ability to meet ongoing obligations to its policyholders. These ratings reflect our ability to pay policyholder claims and are not applicable to the securities offered in this prospectus, nor are they a recommendation to buy, sell or hold our shares. These ratings are subject to periodic review by, and may be revised or revoked at the sole discretion of, S&P and A.M. Best.

Numerous insurers and reinsurers have been downgraded since September 11, 2001, and numerous ratings agencies have kept the reinsurance industry on negative outlook after many reinsurers posted disappointing 2002 and semi-annual 2003 results. We have received a rating of "A–" (excellent) from A.M. Best, which is the fourth highest of fifteen rating levels and indicates A.M. Best's opinion of our financial strength and ability to meet ongoing obligations to our future policyholders. We cannot assure you that we will be able to maintain this rating. A significant ratings downgrade would result in a substantial loss of business and business opportunities as insureds and ceding companies purchase insurance from companies with higher claims-paying and financial strength ratings instead of from us. For further discussion, see "Industry Background — Recent Industry Developments — Ratings Decline."

Employees

We currently employ approximately 244 full-time employees. Approximately 129 employees work in our insurance and reinsurance business segment and primarily include underwriting officers, underwriters, actuaries, attorneys and administrative personnel. Approximately 115 work in our consulting business segment. Of these employees, approximately 90 are professional staff with degrees in engineering, geological sciences, toxicology, chemistry, public health, biology, environmental science, and/or environmental management. Their backgrounds are in industry, consulting, and federal and state regulatory agencies. We expect that we will continue to hire additional employees as we expand our business.

We have entered into employment agreements with Messrs. Russ and Murphy through September 2008. The term of Mr. Russ' employment agreement continues until September 3, 2008 and will be automatically renewed for additional one-year terms unless notice of termination of Mr. Russ' employment is provided by us or Mr. Russ at least 90 days prior to the end of the term. The term of Mr. Murphy's employment agreement continues until September 3, 2008 and will be automatically renewed for additional one-year terms unless notice of termination of Mr. Murphy's employment is provided by us or Mr. Murphy at least 90 days prior to the end of the term. Further, we have an arrangement with David R. Whiting, who manages our Bermuda-based reinsurance operations, for employment through September 2005. While we also have arrangements with Mr. Brittain and Mr. Wang and other key employees for payment of salaries, bonuses and other compensation, none of these employees presently have non-competition agreements with us or agreements requiring us to employ them over a fixed term. Therefore, these other executive officers and key employees may voluntarily terminate their employment with us at any time and are not restricted from seeking employment with our competitors or others who may seek their expertise. We do not currently maintain key man life insurance policies with respect to any of our employees other than a $10 million policy on the life of Mr. Murphy, that we acquired in the ESC acquisition. For a discussion of the terms of Messrs. Russ', Murphy's, Brittain's and Wang's employment agreements, see "Management — Employment Agreements."

We believe that our relations with our employees are good. None of our employees are subject to collective bargaining agreements. As part of our compensation to our employees, we have adopted an Annual Variable Cash Compensation Plan that is available to our employees generally, including our executive officers, that provides participating employees with rewards in the form of additional compensation for contributions to the operating profits and earning power of our business. For further discussion of the Annual Variable Cash Compensation Plan, see "Management — Annual Variable Cash Compensation Plan."

Properties

We have executed a lease for office space in Bermuda that contains approximately 4,000 square feet. The initial term of the lease expires on August 31, 2004 with an option to extend the term of the lease for an additional four years. The annual lease payments for this office is approximately $140,000. We believe that these facilities are sufficient for our current purposes. If we expand our operations in the future, we may require additional office space, which we believe will be available on commercially reasonable terms.

The headquarters of Quanta U.S. Holdings and our other U.S. subsidiaries is located in New York, New York and contains approximately 57,000 square feet. The initial term of the lease for these premises expires in October 2013 with an option to extend the lease term by an additional 15 years. The annual lease payments for this office is approximately $2,441,000. We believe that these offices are sufficient for our foreseeable needs.

We are temporarily using furnished office space in Dublin and London. The annual lease payments for our Dublin and London office spaces total approximately $133,000 for both offices. We intend to replace our Dublin and London facilities with other alternatives during 2004, which we believe will be available on commercially reasonable terms.

Our other offices are located in Reston, Virginia; Chicago, Illinois; Pittsburgh, Pennsylvania; Denver, Colorado; San Jose, California; San Francisco, California; Hartford, Connecticut; Dallas, Texas; Minneapolis, Minnesota; Alpharetta, Georgia; Cazenovia, New York; Boxborough, Massachusetts; Somerset, New Jersey and Cary, North Carolina. These offices are leased for a total of approximately $1,576,000 per year for all these offices. We believe that these facilities are sufficient for our foreseeable needs.

Legal Proceedings

In September 2003, CNA filed actions against one of our executive officers, who has since resigned, and an action against certain other of our employees, all of whom had previously worked for CNA. CNA's claims were based on alleged breaches by these employees of certain restrictive agreements with CNA, including breach of confidentiality agreements, trade secret misappropriation and breach of fiduciary duty. CNA also indicated that it believed it had grounds to bring an action against us. To avoid the cost and distraction of litigation with CNA, in December 2003 we agreed to settle CNA's asserted and threatened claims. As part of the settlement, we paid CNA approximately $1.14 million in cash and we paid approximately $698,000 in costs and expenses relating to the actual and threatened litigation and the settlement thereof. Subject to certain exceptions, we have also agreed until the third quarter of 2005 not to replace CNA upon the renewal of the errors and omission, directors and officer, and fidelity and crime business being insured by CNA in September 2003. Additionally, we agreed to some restrictions on our ability to hire or solicit certain CNA employees until the third quarter of 2005. We believe that these restrictions have not and will not have a material impact on our business.

We are not a party to any pending or threatened material litigation and are not currently aware of any pending or threatened material litigation other than routine legal proceedings that we believe are, in the aggregate, not material to our financial condition and results of operations. In the normal course of business, we may become involved in various claims and legal proceedings.

NFU Standard Acquisition

On December 19, 2003, we purchased all of the outstanding capital stock of NFU Standard from NFU for $22.6 million, which is equal to the aggregate of $8.6 million plus an amount equal to its statutory capital and surplus on the day before closing plus the difference between the fair market value and book value of specified securities held by NFU Standard on the closing date as determined under SAP. We have renamed NFU Standard as Quanta Indemnity.

In connection with the NFU Standard acquisition, NFU assumed from NFU Standard all of its underwriting contracts and associated liabilities. NFU has agreed to indemnify us for any breach by it of any representation, warranty or agreement contained in the stock purchase agreement, any failure of NFU to perform its obligations for the purchase or any claim or liability arising out of the conduct or operation of NFU Standard incurred or related to any period prior to the closing of the NFU Standard acquisition. NFU's obligations are guaranteed by OneBeacon Insurance Company, the parent of NFU and a wholly-owned subsidiary of White Mountains Insurance Group, Ltd.

The Private Offering

On September 3, 2003, we sold an aggregate of 55,000,000 common shares in the Private Offering, including shares sold by us directly to accredited investors and shares sold by us to FBR, as initial purchaser. We were advised by FBR that the shares it purchased were resold to qualified institutional buyers, as defined in Rule 144A under the Securities Act and/or to non-U.S. Persons, as defined in Regulation S under the Securities Act, initially at a price of $10.00 per share. In connection with the Private Offering, we also entered into a registration rights agreement for the benefit of the holders of the shares sold in the Private Offering, the Founder Shares and the common shares underlying the Founder Warrants. See "Description of Share Capital — Registration Rights."

Our net proceeds of the Private Offering were approximately $505.6 million. We used some of the net proceeds as follows: (1) approximately $18.9 million to purchase ESC including $0.4 million of acquisition expenses, (2) approximately $0.25 million to purchase Quanta Specialty Lines in addition to paying approximately $25.8 million for Quanta Specialty Lines' statutory capital and surplus, (3) approximately $2.0 million to repay the principal and interest due under a loan agreement with BEMI, (4) approximately $5.9 million to pay the remaining expenses related to the Private Offering and (5) approximately $22.6 million to purchase NFU Standard. Quanta Holdings allocated substantially all of the remaining $436.0 million among its other subsidiaries based on our assessment of the level of capital that is prudent to support our expected levels of business, applicable regulatory requirements and discussions with insurance regulatory authorities and rating agencies. Quanta Holdings retained only that amount that was necessary to pay for its corporate expenses. Our subsidiaries are using and we expect that they will continue to use the remaining net proceeds for general corporate purposes, including working capital, and for potential strategic investments or acquisitions. Currently, we do not have any acquisitions or investments pending. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and "Certain Relationships and Related Transactions."

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma condensed statement of operations presented in this prospectus gives effect to the acquisitions of ESC and NFU Standard as if they had occurred as of January 1, 2003. Pro forma adjustments to reflect these acquisitions have been applied to our historical consolidated statement of operations, including our predecessor, ESC, for the year ended December 31, 2003. These adjustments are described in the accompanying notes to the unaudited pro forma condensed statement of operations. There are no pro forma adjustments to our historical consolidated balance sheet because ESC and NFU Standard are included and fully consolidated in our historical consolidated balance sheet as of December 31, 2003.

The pro forma financial information does not give effect to our acquisition of Quanta Specialty Lines. On October 28, 2003, we acquired all of the outstanding common shares of Quanta Specialty Lines, an Indiana excess and surplus lines insurance company. We paid a purchase price of $26.1 million in cash that represented the fair value of its Indiana insurance license of $0.25 million and its only identifiable asset, representing cash, of $25.8 million at the acquisition date. The fair value of its Indiana insurance license was allocated to indefinite lived intangible assets not subject to amortization. Quanta Specialty Lines had not engaged in business prior to the acquisition date. During the period from January 1, 2003 to October 28, 2003 (the date of acquisition), Quanta Specialty Lines' revenue was substantially comprised of net investment income. Our purchase of Quanta Specialty Lines has been excluded from the pro forma financial information because there is no expected continuity of its operations and it is not considered a business for purposes of presenting pro forma financial information. Its historical investment activity is neither comparable with nor representative of future results given the liquidation of all invested assets to cash prior to the purchase.

The pro forma financial information does not represent what our results of operations would have been had the acquisitions been consummated on January 1, 2003 nor do they project our results of operations for any future period. Many factors will cause actual results to differ materially from the pro forma consolidated financial results and financial position including, but not limited to:

•	For the period to December 31, 2003, we focused on completing the acquisition and integration of ESC, Quanta Specialty Lines and NFU Standard and implementing our business strategy through the development and implementation of our operating procedures, underwriting platforms and guidelines, other systems, infrastructure and facilities and assembling our group of underwriting and other professionals required to commence insurance and reinsurance business. We began to write insurance and reinsurance business during the fourth quarter of 2003.

•	Our pro forma net loss for the year ended December 31, 2003 does not include any results of operations associated with the historical or proposed underwriting activities of NFU Standard. We have not assumed NFU Standard's property and casualty insurance operations and we have not retained the renewal rights to this business. We do not intend to engage in NFU Standard's existing or historical lines of business in the future. NFU Standard's parent company, NFU, has assumed all of NFU Standard's underwriting contracts and their associated liabilities except those for which regulatory approval has yet to be obtained. NFU has reinsured NFU Standard for 100% of those underwriting contracts and their associated liabilities that remain subject to regulatory approval and will assume these contracts when it obtains regulatory approvals.

•	The business of ESC principally relates to environmental engineering and remediation risk management consulting and is intended to be only a small portion of our business in the future. It is not representative of or comparable with the principal businesses of insurance and reinsurance in which we have started to engage.

•	Under the terms of the ESC purchase agreement, the ultimate purchase price to be paid to the previous owners of ESC is subject to an additional earn-out payment that is contingent upon the achievement of specified future earnings targets. See "Certain Relationships and Related Transactions — ESC Acquisition."

You should read the pro forma financial information set forth below in conjunction with the financial statements and related notes and other information contained in this prospectus, including our "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the section captioned "Risk Factors."

QUANTA CAPITAL HOLDINGS LTD.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the year ended December 31, 2003

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Quanta Capital Holdings Ltd. Historical May 23 to December 31, 2003	ESC Historical January 1 to September 3, 2003(2)	NFU Standard Historical January 1 to December 19, 2003 (1)	ESC Taxation Adjustment(3)	ESC Purchase Adjustments(4)	NFU Standard Historical Adjustments(5)	Pro Forma
Revenues
Net premiums earned	$1,940	$—	$29,124	$—	$—	$(29,124)	$1,940
Consulting revenues	11,680	20,350	—	—	—	—	32,030
Net investment income	2,290	14	1,785	—	—	(1,785)	2,304
Net realized gains	109	—	84	—	—	(84)	109
Other income	126	—	13	—	—	(13)	126
Total revenues	16,145	20,364	31,006	—	—	(31,006)	36,509

Expenses
Loss and loss adjustment expenses	1,191	—	16,016	—	—	(16,016)	1,191
Acquisition expenses	164	—	6,529	—	—	(6,529)	164
Direct consulting costs	8,637	12,992	—	—	—	—	21,629
General and administrative expenses	44,196	5,971	5,437	—	—	(5,437)	50,167
Depreciation and amortization	434	—	—	—	497	—	931
Total expenses	54,622	18,963	27,982	—	497	(27,982)	74,082
Income (loss) before taxes	(38,477)	1,401	3,024	—	(497)	(3,024)	(37,573)
Income tax expense (benefit)	—	—	(219)	545	(194)	219	351
Net income (loss)	$(38,477)	$1,401	$3,243	$(545)	$(303)	$(3,243)	$(37,924)

Weighted average common shares — basic and diluted	31,369,001						56,514,238
Basic and diluted loss per share	$(1.23)						$(0.67)

See accompanying notes to unaudited pro forma condensed financial statements

QUANTA CAPITAL HOLDINGS LTD.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

The following notes describe the pro forma adjustments to our condensed statement of operations for the year ended December 31, 2003.

(1)	On December 19, 2003, we acquired all of the outstanding capital stock of NFU Standard for a cash purchase price of $22.6 million. NFU Standard's parent company, NFU, has assumed from NFU Standard all of its underwriting contracts and their associated liabilities except those for which regulatory approval has yet to be obtained. NFU has reinsured NFU Standard for 100% of those underwriting contracts and their associated liabilities that remain subject to regulatory approval and will assume these contracts when it obtains regulatory approval. The NFU Standard acquisition was accounted for using the purchase method, and we allocated $8.6 million of the purchase price to indefinite lived intangible assets that are not subject to amortization, and that represent the fair value of the approximately 41 state insurance licenses acquired. The remaining $14.0 million of the purchase price was allocated to the fair value of (a) the statutory deposits acquired of approximately $13.8 million, (b) accrued investment income of $0.2 million, (c) underwriting liabilities retained of approximately $5.1 million associated with retained underwriting contracts that had not been assumed by NFU and (d) the corresponding reinsurance assets relating to the reinsurance of retained underwriting contracts provided by NFU.

(2)	Amounts reflect the historical audited consolidated statement of operations of ESC, our predecessor, as adjusted for federal and state income taxes. We acquired all of the outstanding shares of ESC on September 3, 2003 for a total purchase price of $18.9 million comprised of a cash payment to the previous shareholders of ESC of $18.5 million and legal and other direct costs associated with the acquisition of $0.4 million. The acquisition was accounted for using the purchase method. Goodwill resulting from the acquisition, representing the excess of the purchase price over the fair values of the net assets acquired, was $7.6 million and is not subject to amortization. We acquired intangible assets relating to customer relationships of $4.4 million and intangible assets relating to non-compete agreements of $0.6 million.

(3)	As an S corporation, ESC was not subject to U.S. federal or state income taxes. Subsequent to the purchase, ESC was converted into a C corporation and is now subject to U.S. income taxes. Amounts reflect pro forma income taxes at a 38.9% rate including a 35% statutory rate for U.S. federal income taxes and a 3.9% effective state tax rate, based on a 6% statutory rate for Virginia state income taxes less the related federal tax benefit.

(4)	Amounts reflect (a) the amortization of acquired intangible assets over their estimated useful lives related to the value of ESC's customer relationships and non-compete agreements. The intangible asset related to customer relationships of $4.4 million is being amortized ratably over eight years at approximately $0.5 million per annum and the intangible asset related to non-compete agreements of $0.6 million is being amortized ratably over three years at $0.2 million per annum, and (b) the related tax benefit computed at 38.9% of the amortized amount.

(5)	Amounts relate to items directly attributable to NFU Standard's property and casualty insurance operations and assets, liabilities, revenues and expenses specifically identifiable with those activities. We did not assume NFU Standard's property and casualty insurance operations and we did not retain the renewal rights to this business. We do not intend to engage in NFU Standard's existing or historical lines of business in the future. As such, these amounts do not include any historical items associated with NFU Standard's historical operations on the basis that these operations are not expected to have any continuing impact on our financial results.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables set forth our selected financial information for the periods ended and as of the dates indicated. Quanta Holdings was incorporated on May 23, 2003 and we acquired ESC on September 3, 2003. The acquisition was accounted for under the purchase method. ESC is considered our predecessor for accounting purposes.

The selected income statement data presented below for the years ended December 31, 1998 and 1999 and the selected balance sheet data as of December 31, 1998, 1999 and 2000 have been derived from ESC's audited financial statements. The selected income statement data for the years ended December 31, 2000, 2001 and 2002 and the selected balance sheet data as of December 31, 2001 and 2002 have been derived from ESC's audited financial statements included elsewhere in this prospectus. The selected income statement data for the periods ended September 30, 2002 and September 3, 2003 and the selected balance sheet data as of September 3, 2003 have been derived from ESC's audited financial statements included elsewhere in this prospectus. The selected income statement data for the period from May 23, 2003 (date of incorporation) to December 31, 2003 and the selected balance sheet data as of December 31, 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

We caution you that the financial information and results presented in this prospectus are neither comparable to nor representative of the actual results that we expect to achieve in future periods. Many factors will cause our actual results to differ materially from the financial information and results presented for our predecessor and for the short period since we were incorporated including, but not limited to, the following:

•	For the period to December 31, 2003, we focused on completing the acquisition and integration of ESC, Quanta Specialty Lines and NFU Standard and implementing our business strategy through the development and implementation of our operating procedures, underwriting platforms and guidelines, other systems, infrastructure and facilities and assembling our group of underwriting and other professionals required to write insurance and reinsurance business. We began to write insurance and reinsurance business during the fourth quarter of 2003.

•	The business of our predecessor principally relates to environmental engineering and remediation risk management consulting and is intended to be only a small portion of our business in the future. It is not representative of or comparable with the principal businesses of insurance and reinsurance in which we have started to engage.

•	Until its date of acquisition, ESC was an S corporation for income taxes purposes, and as consequence, it had not incurred any income taxes. The results of operations of the predecessor presented below include an estimate, on a pro forma basis, for taxes that may have been incurred if it had been a C corporation for all predecessor periods presented.

•	Our income statement data for the period from May 23, 2003 to December 31, 2003 includes a 100% valuation allowance against our net deferred tax assets. In accordance with the accounting standards under U.S. GAAP, as a start-up with limited operating history, the recovery of deferred tax assets from future taxable income is currently neither assured nor accurately determinable. Some or all of the amount of these net deferred tax assets would be realized if and when our operations become profitable.

•	Those factors discussed in "Risk Factors."

You should read the selected financial information set forth below in conjunction with the financial statements and related notes and other information contained in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Selected Consolidated Financial and Operating Data

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Predecessor							Quanta Capital Holdings Ltd.(3)
	For the year ended December 31,					For the nine months ended September 30, 2002	For the period ended September 3, 2003	Period from May 23, 2003 to December 31, 2003
	1998	1999	2000	2001	2002
Selected Income Statement Data
Revenues:
Net premiums earned	$—	$—	$—	$—	$—	$—	$—	$1,940
Consulting revenues	30,599	32,452	29,218	28,448	28,628	20,857	20,350	11,680
Net investment income	76	62	53	33	23	15	14	2,290
Net realized gains	—	—	—	—	—	—	—	109
Other income	—	—	—	—	—	—	—	126
Total revenues	30,675	32,514	29,271	28,481	28,651	20,872	20,364	16,145
Expenses:
Net losses and loss expenses	—	—	—	—	—	—	—	1,191
Acquisition expenses	—	—	—	—	—	—	—	164
Direct consulting costs	20,085	20,588	17,615	17,576	17,193	12,424	12,992	8,637
General and administrative expenses and depreciation	6,705	7,971	9,784	8,793	8,765	6,482	5,971	44,630
Total expenses	26,790	28,559	27,399	26,369	25,958	18,905	18,963	54,622
Net income	$3,885	$3,955	$1,872	$2,112	$2,693	$1,967	$1,401
Net loss before taxes								(38,477)
Provision for income taxes								—
Net loss after taxes								$(38,477)
Weighted average common shares and common share equivalents outstanding — basic and diluted	1,000,000	1,093,250	1,093,250	1,093,250	1,093,250	1,093,250	1,093,250	31,369,001
Net income (loss) per share — basic and diluted (2)	$3.89	$3.62	$1.71	$1.93	$2.46	$1.80	$1.28	$(1.23)
Predecessor Pro Forma Data (unaudited):
Net income as shown above	$3,885	$3,955	$1,872	$2,112	$2,693	$1,967	$1,401
Pro forma provision for income taxes (1)	1,511	1,538	728	822	1,048	765	545
Net income adjusted for pro forma income taxes	2,347	2,417	1,144	1,290	1,645	1,202	856
Pro forma net income per share — basic and diluted (2)	$2.37	$2.21	$1.05	$1.18	$1.51	$1.10	$0.78

	Predecessor						Quanta Capital Holdings Ltd.(3)
	As of December 31,					As of September 3, 2003	As of December 31, 2003
	1998	1999	2000	2001	2002
Selected Balance Sheet Data
Cash and cash equivalents	$61	$54	$78	$74	$73	$413	$47,251
Investments at fair value	—	—	—	—	—	—	467,036
Premiums receivable	—	—	—	—	—	—	10,961
Goodwill and other intangible assets	—	—	—	—	—	—	21,351
Total assets	11,399	11,602	10,176	10,160	10,131	11,249	573,761

Reserve for losses and loss expenses	—	—	—	—	—	—	4,454
Reserve for unearned premiums	—	—	—	—	—	—	20,044
Environmental liabilities assumed	—	—	—	—	—	—	7,018
Total liabilities	4,742	4,033	3,731	4,003	3,681	5,199	86,278
Total shareholders' equity	6,657	7,569	6,445	6,157	6,450	6,051	487,483

(1)	As an S corporation, ESC, our predecessor, was not subject to U.S. federal income taxes. At the time of its acquisition, ESC became subject to U.S. income tax. Accordingly, the predecessor historical operating earnings have been adjusted, on a pro forma basis, to reflect taxes at a 38.9% rate including a 35% statutory rate for U.S. federal income taxes and a 3.9% rate, based on a 6% statutory rate for Virginia state income taxes less the related federal tax benefit.
(2)	Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. All potentially dilutive securities including stock options and warrants are excluded from the basic earnings per share computation. In calculating diluted earnings per share, the weighted average number of shares outstanding for the period is increased to include all potentially dilutive securities using the treasury stock method. Any common stock equivalent shares are excluded from the computation if their effect is antidilutive. Basic and diluted earnings per share are calculated by dividing income available to ordinary shareholders by the applicable weighted average number of shares outstanding during the year.
(3)	Includes the operations of ESC from September 3, 2003, the date of acquisition. We accounted for the acquisition of ESC as a purchase. See Note 3 to our consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes contained in this prospectus on pages F-3 through F-31, as well as the audited financial statements and related notes of ESC, our predecessor, also contained in this prospectus on pages F-33 through F-59. We caution you that our financial data is not indicative of the actual results that we expect to achieve in future periods because we have just started to write insurance and reinsurance contracts. In addition, the financial data of our predecessor presented below and relating to its consulting business is neither comparable with nor representative of the actual results that we expect to achieve in future periods as we develop our core business lines relating to insurance and reinsurance. The consulting business of our predecessor is only a small portion of our business and is not representative of the principal business we are undertaking. In addition, some of the information contained in this discussion and analysis includes forward-looking statements that involve risks and uncertainties. Many factors will cause our actual results to differ materially from those anticipated or implied by these forward-looking statements including, but not limited to, those discussed in "Risk Factors." You should read the information under "Risk Factors" beginning on page 13 for information about material risks and uncertainties that affect our business and "Information Regarding Forward-Looking Statements" beginning on page 33.

Overview

General

Quanta Holdings was incorporated on May 23, 2003 as a new Bermuda holding company formed to provide specialty lines insurance, reinsurance, risk assessment and risk consulting services on a global basis. Through our operating subsidiaries in Bermuda, Ireland and the U.S. and our U.K. branch, we focus on writing coverage for specialized classes of risk through a team of experienced and technically qualified underwriters. We are using our Bermuda operations primarily to write U.S. insurance and reinsurance business from Bermuda on a non-admitted basis. We are also writing insurance and reinsurance in the United States on an admitted basis through Quanta Indemnity, which is a U.S. licensed insurer with licenses in approximately 41 states. Further, we write insurance from the United States on an excess and surplus lines basis and U.S. reinsurance on a non-admitted basis through Quanta Specialty Lines. Because Quanta Ireland is not currently authorized to conduct insurance business, we have begun writing European insurance and reinsurance business from the United States and from Bermuda. Once Quanta Ireland has been authorized to conduct insurance business, we intend to use Quanta Ireland to write our European insurance and reinsurance business from Ireland.

We commenced substantive operations on September 3, 2003 after we completed the sale of 55,000,000 common shares in the Private Offering. The proceeds from the Private Offering, net of placement fees and associated offering expenses, were approximately $505.6 million. During the period from September 3, 2003 to December 31, 2003, we wrote a small number of insurance and reinsurance contracts as we focused on completing the acquisition and integration of ESC, Quanta Specialty Lines and NFU Standard and implementing our business strategy. These efforts included developing and implementing our operating procedures, underwriting platforms and guidelines, other systems, infrastructure and facilities, and assembling our group of underwriting and other professionals required to commence insurance and reinsurance business.

On September 3, 2003, we completed the acquisition of ESC, an engineering, remediation risk management and consulting firm. Founded in 1986, ESC provides diversified environmental risk management services to assist customers in environmental remediation, regulatory analyses, technical support for environmental claims, merger and acquisition due diligence, environmental audits and risk assessments, and engineering and information management services. ESC is our platform for establishing our technical talent in the area of environmental insurance and other specialty insurance lines and provides risk evaluation services to our underwriters and to third parties on a fee for services basis. ESC is our predecessor company for accounting and financial reporting purposes.

On October 28, 2003, we acquired Quanta Specialty Lines through which we write U.S. sourced specialty insurance on an excess and surplus lines basis and U.S. reinsurance on a non-admitted basis. The purchase price for Quanta Specialty lines was $26.1 million in cash, which was equal to the aggregate of $0.3 million plus $25.8 million for its statutory capital and surplus. On December 19, 2003, we purchased all of the capital stock of NFU Standard, a U.S. licensed insurer with licenses in approximately 41 states. The purchase price for NFU Standard was $22.6 million in cash, which was equal to the aggregate of $8.6 million plus an amount equal to its statutory capital and surplus on the day before closing plus the difference between the fair market value and book value of specified securities held by NFU Standard on the closing date. We have renamed NFU Standard as Quanta Indemnity, and we currently write insurance business on an admitted basis through this entity. The terms of the NFU Standard acquisition are described further in "Business—NFU Standard Acquisition."

Segment Information

Our business is comprised of the following three segments:

•	Insurance. Our insurance segment primarily offers clients specialty insurance lines, which provide tailored solutions that respond to distinctive characteristics. In our insurance segment, we write professional liability, marine, technical risk and aviation, environmental liability, structured insurance, fidelity and crime, surety and technical risk property. These solutions may be offered to clients on a traditional or structured basis, or a combination of both.

•	Reinsurance. Our reinsurance segment primarily offers reinsurance products to insurance and reinsurance clients that provide solutions on a treaty, facultative, quota share, per risk excess, clash or aggregate excess of loss basis. In our reinsurance segment, we write casualty, property, marine, technical risk and aviation and structured reinsurance. These product lines may be written on a traditional or structured basis, or a combination of both.

•	Consulting. Our consulting segment provides diversified environmental investigation, remediation and engineering services, assessment services, other technical and information management services. We plan to expand the scope of our consulting services to provide risk assessment and evaluation services in other specialty insurance and claims areas. These consulting services are currently provided to clients primarily in private sector businesses in the United States.

The determination of these segments was based on our methodology for monitoring the performance of our insurance and reinsurance operations, which we collectively refer to as our underwriting segments, and our risk consulting and management operations, which we refer to as our consulting segment. We evaluate each segment based on its underwriting or consulting results, as applicable, including items of revenue and expense that are associated with, and directly related to, each segment. We do not manage our assets by segment and, as a result, net investment income is not evaluated at the segment level. We have not developed a methodology to allocate non-direct items of expense to our segments. Accordingly, general and administrative expenses, depreciation and amortization are not evaluated at the segment level.

During the period from October 1, 2003 to December 31, 2003, we wrote a small number of insurance and reinsurance contracts that generated net written premiums of $20.1 million, of which approximately $1.9 million was recognized in our statement of operations as earned premiums during the same period. Because we only began to write insurance and reinsurance business during the fourth quarter of 2003, we believe that our gross and net premiums written and net premiums earned will increase as we continue to develop and implement our business strategy and enter into more insurance and reinsurance contracts.

Revenues

We derive the majority of our revenues from two principal sources: premiums from policies written by our underwriting segments and investment income from our investment portfolios. The amount of our insurance and reinsurance premiums written and earned depends on the number and type of policies we write, as well as prevailing market prices. We write a number of insurance and reinsurance contracts with unique terms and conditions and expected profit margins. As a result, the volume of premiums written may not be an indicator of our ultimate expected profitability.

Our investment income depends on the average invested assets in our investment portfolios and the yield that we earn on those invested assets. Our investment yield is a function of market interest rates and the credit quality and maturity period of our invested assets. Our investment portfolio consists principally of fixed income securities, short-term liquidity funds, cash, and cash equivalents. In addition, we realize capital gains or losses on sales of investments as a result of changing market conditions, including changes in market interest rates and changes in the credit quality of our invested assets. Under U.S. GAAP, our investments are carried at fair market value with unrealized gains and losses on the investments included on our balance sheet in accumulated other comprehensive income as a separate component of shareholders' equity. The objective of our current investment strategy is to preserve investment principal, maintain liquidity and to manage duration risk between investment assets and insurance liabilities, while maximizing investment returns through a diversified portfolio. Our investment returns are benchmarked against certain specified indices. However, the volatility in claim payments and the interest rate environment can significantly affect the returns we generate on our investment portfolios.

We also derive revenues from the activities of our consulting segment. Our consulting segment operates in the environmental area and its revenues principally comprise fees from consulting and risk management services provided under various short-term service contracts and from revenues for services performed by subcontractors we engage on behalf of clients. We also generate revenues from remediation fees, which are used to extinguish environmental remediation obligations that we have assumed under contracts of remediation. The amount of consulting and remediation fees and subcontractor revenues is a function of political and economic conditions and the impact these conditions have on clients' discretionary spending on environmental projects.

Expenses

Our expenses primarily consist of loss and loss adjustment expenses, policy acquisition expenses, direct consulting costs, environmental remediation costs and general and administrative expenses.

Losses and loss adjustment expenses depend on the number and type of insurance and reinsurance contracts we write and reflect our best estimate of ultimate losses and loss expenses we expect to incur on each contract written using various actuarial analyses. Actual losses and loss adjustment expenses will depend on actual costs to settle insurance and reinsurance claims. Our ability to accurately estimate ultimate loss and loss adjustment expense at the time of pricing each insurance and reinsurance contract will be a critical factor in determining our profitability.

Policy acquisition expenses consist principally of commissions, fees, brokerage and tax expenses that are directly related to obtaining and writing insurance and reinsurance contracts. Typically, policy acquisition expenses are based on a certain percentage of the premiums written on contracts of insurance and reinsurance. We expect that these expenses will be a function of the number and type of insurance and reinsurance contracts written.

General and administrative expenses consist primarily of personnel expenses, professional fees and other operating overheads. From time to time we engage administrative service providers and legal, accounting, tax and financial advisors. General and administrative expenses are a function of the development of our business, including the growth in personnel and the volume of insurance and reinsurance contracts written.

We also incur expenses directly related to and arising from our consulting and environmental remediation activities. These direct costs primarily include expenses associated with direct technical labor, subcontractors we engage on behalf of our consulting clients, and other consulting or remediation contract related expenses. These costs are a function of, and are proportional to, the level of consulting and remediation revenues earned from the provision of consulting services and completion of remediation activities.

Market Place Conditions and Trends

In general, we believe that the market conditions in the insurance and reinsurance marketplace were favorable during 2003. These market conditions included the ability to charge higher premium rates than the market would bear in 2001 and 2002 and a continuing demand for insurance and reinsurance products from our target market that cannot be fully met by other insurers and reinsurers. While we believe that rate increases are beginning to slow as compared to 2003 and we are beginning to see a weakening in premium pricing in excess casualty lines, we believe favorable market conditions will generally continue in 2004. We will also continue to seek opportunities to provide insurance and reinsurance in areas that require both capacity and highly technical underwriting expertise.

Recent Developments

For the first quarter ended March 31, 2004, our net loss was $4.8 million, or $0.08 per share. The net loss includes net realized gains on investments of $1.2 million, or $0.02 per share. Our gross premiums written, net premiums written and net premiums earned for the first quarter of 2004 were $118.7 million, $112.5 million and $27.2 million, respectively. During this same period, reinsurance represented $80.7 million of net premiums written and insurance represented $31.8 million of net premiums written.

Quanta Holdings' Results of Operations

The following is a discussion of Quanta Holdings' consolidated results of operations for the period from May 23, 2003 (date of incorporation) to December 31, 2003. The discussion and analysis of Quanta Holdings' results of operations include the results of ESC, our predecessor, from September 3, 2003 to December 31, 2003. We commenced substantive operations on September 3, 2003; therefore, any comparison to the prior periods of our predecessor is not meaningful. During the period from our date of incorporation to December 31, 2003, we wrote a small number of insurance and reinsurance contracts.

Period from May 23, 2003 (date of incorporation) to December 31, 2003

Results of operations for the period ended December 31, 2003 were as follows:

(in thousands)
Revenues
Gross premiums written	$20,465
Net premiums written	$20,060
Net premiums earned	1,940
Consulting revenues	11,680
Net investment income	2,290
Net realized gains on sale of investments	109
Other income	126
Total revenues	16,145
Expenses
Net losses and loss expenses	1,191
Acquisition expenses, net	164
Direct consulting costs	8,637
General and administrative expenses	44,196
Depreciation and amortization of intangibles	434
Total expenses	54,622
Income taxes	—
Net loss	$(38,477)

Total revenues.    Total revenues of $16.1 million were comprised of net premiums earned of $1.9 million, consulting revenues of $11.7 million and investment income of $2.4 million, including net realized gains on sale of investments of $0.1 million. Consulting revenues were derived from the operations of ESC, which were included in our consolidated results of operations from the date of acquisition, September 3, 2003.

Premiums.    We commenced writing insurance and reinsurance business during the fourth quarter of 2003 and wrote $20.5 million of gross written premium for the period ended December 31, 2003. Of this premium, 63%, or $13.0 million, was written by our reinsurance segment and 37%, or $7.5 million, was written by our insurance segment. We ceded a small amount of our insurance risk, amounting to $0.4 million in premiums ceded. Net premiums earned in the period were $1.9 million reflecting the short duration of the period between the inception date of the contracts and December 31, 2003. We expect that our gross and net premiums written and net premiums earned will increase in future periods as we continue to develop and implement our business strategy and enter into more insurance and reinsurance contracts.

Consulting revenues.    Consulting revenues comprised $4.4 million and $7.3 million generated from direct labor and subcontractor related activities, respectively.

Net investment income and net realized gains.    Net investment income and net realized gains totaled $2.4 million for the period. Net investment income was $2.3 million and was derived primarily from interest earned on fixed maturity investments, and short term investments, Subsequent to the Private Offering and our acquisition of ESC, our investments in cash assets increased by over $487 million representing cash proceeds from the Private Offering, net of placement fees and associated costs, of approximately $505.6 million less $18.5 million used to purchase ESC. Our average annualized effective yield (calculated by dividing net investment income by the time weighted average amortized cost of invested assets) for the period from September 3, 2003 (the date of the Private Offering) to December 31, 2003 was approximately 1.4%. Initially our invested assets were held entirely in cash, liquidity funds and overnight cash deposits. In October 2003, we and our asset managers established an investment program to invest in a broader array of assets such as fixed income securities, in accordance with our investment guidelines as approved by our board of directors. As a result, we expect our annualized effective yields will increase in future periods as we move the majority of our invested assets into longer term fixed income securities and similar instruments.

As of December 31, 2003, the average maturity duration of our investment portfolio was approximately 2.5 years with an average credit rating of approximately "AA".

Total expenses.    Total expenses were $54.6 million for the period and were comprised of net losses and loss expenses incurred of $1.2 million, net acquisition expenses of $0.2 million, direct consulting costs of $8.6 million, general and administrative expenses of $44.2 million and depreciation and amortization of $0.4 million.

Losses and loss expenses.    Net losses and loss expenses for the period ended December 31, 2003 were $1.2 million and were a function of our net premiums earned and expected ultimate losses and loss expenses.

Acquisition expenses.    Net acquisition expenses for the period ended December 31, 2003 were $0.2 million and were a function of the number of insurance and reinsurance contracts we entered into and the associated net premiums earned.

Direct consulting costs.    Direct consulting costs totaled $8.6 million and were comprised of subcontractor and direct labor expenses at ESC. Direct consulting costs, as a percentage of consulting revenues was 70% for the period and was consistent with direct consulting costs as a percentage of consulting revenues realized by ESC in prior periods.

General and administrative expenses.    General and administrative expenses were $44.2 million for the period and were comprised of $35.6 million of personnel related expenses and $8.6 million of other overhead and start-up related expenses. Included in general and administrative expenses were $41.5 million related to our underwriting activities and $2.7 million of expenses related to our consulting activities. Personnel expenses, representing salaries and other benefits grew steadily during the period reflecting the ramp-up in our operations, including the growth in the number of our employees. Personnel expenses also included $16.7 million of non-recurring, non-cash stock compensation expense which related to common shares issued to our founding shareholders in connection with our initial capitalization on May 23, 2003 and also to certain of our directors and officers in connection with the Private Offering on September 3, 2003. These shares were issued at prices that were below the Private Offering price and, in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," known as APB 25, we are required to expense the difference between the issue price per share and the fair market value price per share, with a corresponding credit to additional paid-in capital. The Private Offering price was considered to be an approximation of the fair market price of the shares at the time of their issuance.

General and administrative expenses also included approximately $0.6 million of non-recurring start-up related expenses, which were primarily related to legal and other professional costs.

Depreciation and amortization.    Depreciation and amortization for the period comprised depreciation of fixed assets and the amortization of intangibles related to the acquisition of ESC.

Net loss.    Our net loss of $38.5 million for the period ended December 31, 2003 was due to the start up nature of our business and our recent entry into insurance and reinsurance marketplaces. We have not recorded any net deferred income tax benefits or assets relating to tax operating losses generated by our U.S. subsidiaries since our results of operations include a 100% valuation allowance against net deferred tax assets.

Results by Operating Segments

Underwriting

We principally provide insurance and reinsurance coverages for risks that are often unusual or difficult to place, that do not fit the underwriting criteria of standard commercial product carriers and that require extensive technical underwriting and assessment resources in order to be profitably underwritten. Our underwriting objective is to deploy capital to what we believe are the most attractive lines of business at the most opportune times in order to generate superior returns on capital. We measure the performance of our underwriting operations on the basis of net underwriting income. Net underwriting income is obtained from the sum of net premiums earned less net losses and loss expenses, acquisitions costs and allocated general and administrative expenses.

We have not developed a methodology to allocate indirect general and administrative expenses between each of our underwriting segments, accordingly general and administrative expenses are presented for our underwriting segments in the aggregate.

During the period from September 3, 2003 to December 31, 2003, we wrote a small number of insurance and reinsurance contracts as we focused on completing the acquisition and integration of ESC, Quanta Specialty Lines and NFU Standard and implementing our business strategy. These efforts included developing and implementing our operating procedures, underwriting platforms and guidelines, other systems, infrastructure and facilities, and assembling our group of underwriting and other professionals required to commence insurance and reinsurance business.

The following table summarizes our net underwriting results, by underwriting segment, for the period ended December 31, 2003:

	Insurance	Reinsurance	Total underwriting
		($ in thousands)
Gross premiums written	$7,469	$12,996	$20,465
Premiums ceded	(405)	—	(405)
Net premiums written	7,064	12,996	20,060

Net premiums earned	339	1,601	1,940
Losses and loss expense incurred	183	1,008	1,191
Acquisition costs	24	140	164
General and administrative expenses			24,814
Net underwriting income	$132	$453	$(24,229)

Insurance

Our insurance segment includes the following product lines: professional liability, marine, technical risk and aviation, environmental liability, structured insurance, fidelity and crime, surety and technical risk property. For the period ended December 31, 2003 we did not write any surety, marine, technical risk and aviation, structured insurance or technical risk property insurance business.

Premiums.    Gross written insurance premiums were $7.5 million for the period ended December 31, 2003. The table below shows gross written premiums by line of business:

(in thousands)
Environmental liability	$3,816
Professional liability	2,729
Fidelity and crime	924
Total	$7,469

Premiums ceded relate entirely to proportional facultative reinsurance purchased for certain professional liability insurance policies written. Gross premiums written and ceded premiums are earned over the period of insured risk. Consequently, only $0.3 million of net premiums written were earned during the period reflecting the short period of time between policy inception and our year end.

Losses and loss expenses.    Net losses and loss expenses incurred of $0.2 million reflect a loss ratio (calculated as losses and loss expenses incurred divided by net premium earned) of 54.0%. For the period ended December 31, 2003 we adopted an expected loss ratio methodology to estimate our ultimate cost of losses; this method multiplied premiums earned by an expected loss ratio that was derived, for each line of business, from pricing data, industry data and from information provided by brokers and insureds. As of December 31, 2003, we had not received any notifications of reported losses.

Acquisition costs.    Acquisition costs for the period were negligible, and primarily represented brokerage expenses.

Reinsurance

Our reinsurance segment includes the following product lines: casualty, property, marine, technical risk and aviation and structured reinsurance. For the period ended December 31, 2003 we did not write any marine, technical risk and aviation, or structured reinsurance business.

Premiums.    Gross written reinsurance premiums were $13.0 million for the period ended December 31, 2003. The table below shows gross written premiums by line of business:

(in thousands)
Casualty	$7,463
Property	5,533
Total	$12,996

Gross reinsurance premiums written primarily reflect a limited number of reinsurance contracts that were written during the month of December, and are being earned over the period of reinsured risks. Consequently, only $1.6 million of reinsurance premiums written were earned during the period reflecting the short time period between contract inception and our year end.

Losses and loss expenses.    Net losses and loss expenses incurred of $1.0 million reflect a loss ratio of 63.0%. For the period ended December 31, 2003, we adopted an expected loss ratio methodology to estimate our ultimate cost of reinsurance losses; this method multiplied premiums earned by an expected loss ratio that was derived, for each underlying reinsurance contract, from pricing data and information provided by brokers and ceding companies. As of December 31, 2003, we had not received any notifications of reported losses on our reinsurance lines of business.

Acquisition costs.    Acquisition costs for the period were not significant, and primarily represented brokerage and reinsurance commission expenses that were in line with market rates.

Consulting

The following table summarizes our net consulting results for the period ended December 31, 2003. These results were driven primarily by the operations of our predecessor, ESC.

(in thousands)
Consulting revenues	$12,261
Other income	100
Direct consulting costs	8,637
General and administrative expenses	2,657
Net consulting income	$1,067

Consulting revenues.    Consulting revenues comprised $5.0 million and $7.3 million related to a normal level of direct labor and subcontractor related activities, respectively. Direct labor revenues include $0.6 million of consulting activities related to services provided to our underwriting segments.

Direct consulting costs.    Direct consulting costs totaled $8.6 million and were comprised of subcontractor and direct labor expenses. Direct consulting costs, as a percentage of consulting revenues was 70% for the period and was consistent with direct consulting costs as a percentage of consulting revenues realized by ESC in prior periods.

ESC's Results of Operations

The following is a discussion and analysis of the consolidated results of operations of ESC, our predecessor, for (1) the period beginning January 1, 2003 and ending September 3, 2003 (the date of the ESC acquisition) compared to the nine months ended September 30, 2002, (2) the consolidated results of operations for the year ended December 31, 2002 compared to the year ended December 31, 2001 and (3) the consolidated results of operations for the year ended December 31, 2001 compared to the year ended December 31, 2000. The discussion of ESC's results of operations for the period from September 3, 2003 to December 31, 2003 is included in the discussion of Quanta Holdings' Results of Operations above.

Period Ended September 3, 2003 Compared To Nine Months Ended September 30, 2002

Total revenue.    Total revenue decreased $0.5 million, or 2%, to $20.3 million for period ended September 3, 2003 compared to $20.8 million for the nine months ended September 30, 2002. The decrease in total revenues consists of a $2.0 million decrease in direct labor revenue and a $1.5 million increase in subcontractor revenue. Approximately $1.0 million of the labor revenue decrease was due to the fact that the reporting periods were not for the same amount of time. A weak U.S. economy, the U.S. war with Iraq and severe weather conditions during 2003 caused clients to delay or postpone discretionary spending on environmental projects that contributed to the remaining $1.0 million labor revenue decrease. Several large remediation projects were underway in 2003, which accounted for the majority of the $1.5 million increase in subcontractor revenue during this period. As a result of the increase in subcontractor revenue during the period ended September 3, 2003, accounts receivable increased by $0.9 million from $9.0 million as of December 31, 2002 to $9.9 million as of September 3, 2003. Accounts receivable for the nine months ended September 30, 2002 decreased $1.8 million from $8.9 million as of December 31, 2001 to $7.1 million as of September 30, 2002. The decrease was primarily due to fewer significant subcontractor remediation projects underway during the nine months ended September 30, 2002.

Costs and expenses.    Costs and expenses increased by $0.1 million, or 0.3%, to $19.0 million during the period ended September 3, 2003 compared to $18.9 million for the nine months ended September 30, 2002. The increase was the combined result of increases in direct consulting costs offset by a decrease in selling, general and administrative and bonus expenses.

Direct consulting costs.    Direct consulting costs increased $0.6 million, or 5%, to $13.0 million for the period ended September 3, 2003 compared to $12.4 million for the nine months ended September 30, 2002. The increase in direct consulting costs was primarily attributable to increased subcontractor expenses offset by reduced direct labor costs. The increase in subcontractor costs is a result of an increase in the number and nature of remediation projects during the period ended September 3, 2003. The decrease in direct labor costs is attributable to the fact that reporting periods were not for the same amount of time and from delayed or postponed consulting projects. Direct consulting costs, as a percentage of revenue was 64% for the period ended September 3, 2003, as compared to 60% for the nine months ended September 30, 2002. This increase in direct consulting costs as a percentage of revenues was primarily due to the decreased direct labor revenues. Primarily as a result of the increase in subcontractor costs related to the remediation projects discussed above, during the period ended September 3, 2003, accounts payable increased by $0.5 million from $2.8 million as of December 31, 2002 to $3.3 million as of September 3, 2003. Accounts payable for the nine months ended September 30, 2002 decreased $1.4 million from $3.2 million as of December 31, 2001 to $1.8 million as of September 30, 2002.

Selling, general and administrative expenses.    Selling, general and administrative expenses decreased by $0.3 million, or 5%, to $5.8 million during the period ended September 3, 2003 compared to $6.1 million for the nine months ended September 30, 2002. The decrease was primarily attributable to the fact that the reporting periods were not for the same amount of time, offset by the costs associated with the acquisition of ESC. Bonus expense decreased $0.2 million, or 54%, to 0.2 million for the period ended September 3, 2003 compared to $0.4 million for the nine months ended September 30, 2002. ESC's bonus structure is based on annual company and individual performance, and tied to the achievement of company-wide objectives. The decrease in bonus expense is due to a lower operating income for the period ended September 3, 2003, as compared to the nine months ended September 30, 2002.

Interest income.    All interest income was earned on overnight cash investments for the periods ended September 3, 2003 and September 30, 2002. Amounts earned remained generally unchanged for the period ended September 3, 2003 compared to the nine months ended September 30, 2002, as the decrease in interest income resulting from a decrease in average market rates of interest was offset by interest earned from a higher average invested cash balance.

Year Ended December 31, 2002 Compared To Year Ended December 31, 2001

Total revenue.    Total revenue for the year ended December 31, 2002 increased approximately $0.2 million, or 0.7%, to $28.6 million, compared to $28.4 million for the year ended December 31, 2001. The increase was attributable to a $0.2 million increase in subcontractor revenue. The fluctuation in subcontractor revenue from year to year is based on the type, mix and status of major remediation projects that require significant subcontractor services.

Costs and expenses.    Costs and expenses decreased by $0.4 million, or 1.5%, to $26.0 million for the year ended December 31, 2002, compared to $26.4 million for the year ended December 31, 2001. This variance was attributed to decreases in direct costs and selling, general and administrative expenses offset by an increase in bonus expense.

Direct consulting costs.    Direct consulting costs for the year ended December 31, 2002 declined approximately $0.4 million, or 2.3%, to $17.2 million, compared to $17.6 million for the year ended December 31, 2001. The decrease in direct consulting costs was primarily the result of a decrease in technical expenses, due to reduced staff in 2002 as compared to 2001. The reduced staffing needs were a result of the transfer by a major client during the fourth quarter of 2001, of a significant portion of its business to another consulting firm.

Direct consulting costs as a percentage of revenues decreased by 2% to 60% for the year ended December 31, 2002, compared to 62% for the year ended December 31, 2001. The improvement in direct costs as a percentage of revenues was attributable to an increase in projects with higher margins, particularly those involving litigation support and transactional work.

Selling, general and administrative expenses.    Selling, general and administrative expenses for the year ended December 31, 2002 declined approximately $0.1 million, or 1.2%, to $8.2 million compared to $8.3 million for the year ended December 31, 2001. The decrease was attributable to actions taken to reduce operating costs in 2002, including renegotiating more favorable office leases for four office locations, reduction in support staff and reduced spending in overall support activities.

Bonus expense.    Bonus expense for the year ended December 31, 2002 increased by $0.2 million, or 50%, to $0.6 million, compared to $0.4 million for the year ended December 31, 2001. ESC's bonus structure is based on annual company and individual performance and tied to the achievement of certain company-wide objectives. The increase in the bonus expense is a result of improved operating results for 2002 as compared to 2001.

Interest income.    Interest earned on overnight investments decreased approximately $10,800 or 32.2% to approximately $22,700 for the year ended December 31, 2002, compared to $33,500 for the year ended December 31, 2001. The decrease resulted from a decrease in overall money market interest rates.

Year Ended December 31, 2001 Compared To Year Ended December 31, 2000

Total revenue.    Total revenue for the year ended December 31, 2001 declined $0.8 million, or 2.7%, to $28.4 million, compared to $29.2 million for the year ended December 31, 2000. The decrease in revenue consists of a $0.5 million decrease in subcontractor revenue and a $0.3 million decrease in direct labor revenue. The fluctuation in subcontractor revenue from year to year is based on the type, mix and status of major remediation projects that require significant subcontractor services.

Costs and expenses.    Costs and expenses decreased by $1.0 million, or 3.6%, for the year ended December 31, 2001, to $26.4 million, compared to $27.4 million for the year ended December 31, 2000. The decrease was attributable to a decrease in selling, general and administrative and bonus expenses.

Direct consulting costs.    Direct consulting costs for the year ended December 31, 2001 remained basically unchanged at $17.6 million, compared to the year ended December 31, 2000. The year-to-year variance, however, is composed of a $0.5 million decrease in subcontractor expense, offset by a $0.5 million increase in direct labor. The decrease in subcontractor expenses is a result of the typical year-to-year fluctuation in the timing of remediation fieldwork. The increase in direct labor during 2001, compared to 2000, was attributable to an increase in direct technical expense resulting from overall increase in technical staff and salary adjustments necessary to meet competitive market conditions.

Direct consulting costs as percentage of revenues increased by 2% to 62% for the year ended December 31, 2001, compared to 60% for the year ended December 31, 2000. Direct consulting costs as a percentage of revenues increased due to an increase in direct labor costs and a reduction in projects with higher margins, such as those involving litigation support and transactional work.

Selling, general and administrative expenses.    Selling, general and administrative expenses for the year ended December 31, 2001 declined $0.8 million or 8.8% to $8.3 million, compared to $9.1 million for the year ended December 31, 2000. The decrease was a combined result of a decrease in legal and settlement costs of $1.1 million offset by a $0.3 million increase in other expenses. During 2000, ESC settled a lawsuit rather than incur additional legal expenses. The settlement costs and related legal fees amounted to $1.1 million, which accounted for the higher selling, general and administrative costs in 2000. The $0.3 million increase in other expenses in 2001 consisted of a $0.1 million increase in rent and utilities expenses resulting from office expansions and a $0.2 million increase in bad debt expense due to the Chapter 11 bankruptcy filing of a significant client. Other selling, general and administrative expenses remained relatively flat.

Bonus expense.    Bonus expense for the year ended December 31, 2001 decreased $0.3 million, or 42.9%, to $0.4 million, compared to $0.7 million for the year ended December 31, 2000. Bonus is tied to the achievement of company-wide objectives. In 2001, certain management objectives were not met, resulting in a reduced bonus pool.

Interest income.    Interest earned on overnight investments decreased approximately $20,000, or 37.4%, to approximately $33,500 for the year ended December 31, 2001, compared to $53,500 for the year ended December 31, 2000. The decrease was due to an overall decline in money market interest rates.

Liquidity and Capital Resources

We are organized as a Bermuda holding company, and as such, have no direct operations of our own. Our assets consist of investments in our subsidiaries through which we conduct substantially all of our insurance, reinsurance and consulting operations. As of December 31, 2003, we had subsidiary operations in Bermuda, the United States and representative offices in Ireland and the United Kingdom.

As a holding company, we will have continuing funding needs for general corporate expenses, the payment of principal and interest on future borrowings, if any, taxes, and the payment of other obligations. Funds to meet these obligations will come primarily from dividends, interest and other statutorily permissible payments from our operating subsidiaries. The ability of our operating subsidiaries to make these payments will be limited by the applicable laws and regulations of the domiciles in which the subsidiaries operate. There will be restrictions on the payment of dividends by our insurance subsidiaries to Quanta Holdings, which are described in more detail in "Regulation."

Liquidity requirements

Our principal cash requirements are expected to be the acquisition of and investment in other businesses and operating subsidiaries, expenses to develop and implement our business strategy, capital expenditures, premiums retroceded, losses and loss adjustment expenses and other policy holder benefits, brokerage and commissions, the servicing of future borrowing arrangements, taxes and other operating expenses. The potential for a large claim under one of our insurance or reinsurance contracts means that we may need to make substantial and unpredictable payments within relatively short periods of time. While our board of directors currently does not intend to declare dividends or make any other distributions to the shareholders of Quanta Holdings, our board plans to periodically reevaluate our dividend policy. Our cash requirements will also include the payment of any future dividends to our shareholders if and when our board of directors determines to change our dividend policy.

We expect to hire additional employees during 2004. As a result, we anticipate that our cash requirements for the payment of annual salaries and benefits for these employees will increase in future periods as compared to the period through December 31, 2003.

As of December 31, 2003, our capital expenditures have not been material and related primarily to the purchase of information technology assets. During 2004, we expect capital expenditures, principally relating to information systems, furniture and fixtures and leasehold improvements to increase significantly.

In addition to these liquidity requirements, under the purchase agreement with ESC, we will be required to pay ESC's former shareholders an earn-out payment if ESC achieves specified EBITDA targets. EBITDA generally is defined to mean earnings before interest, taxes, depreciation and amortization, calculated in accordance with GAAP. Under the earn-out arrangements, if EBITDA for the two-year period ending December 31, 2005 is $7.5 million or greater, we will be required to pay an earn-out payment of $5.0 million. If EBITDA is greater than $7.0 million and less than $7.5 million, then we will be required to pay a pro rata portion of the $5.0 million. See "Certain Relationships and Related Transactions — ESC Acquisition."

We operate a treasury function responsible for managing our investments, banking relationships, capital raising activities including equity and debt issues, our overall cash and liquidity positions and the payment of dividends from subsidiaries. Our subsidiaries are responsible for managing local cash and liquidity positions.

In September 2003, CNA filed actions against one of our executive officers, who has since resigned, and an action against certain other of our employees, all of whom had previously worked for CNA. CNA also indicated that it believed it had grounds to bring an action against us. To avoid the cost and distraction of litigation with CNA, we agreed to settle CNA's asserted and threatened claims. As part of the settlement, we made a one-time payment to CNA of approximately $1.14 million in cash during the fourth quarter of 2003. In addition, we paid a total of approximately $698,000 in costs and expenses relating to the actual and threatened litigation and the settlement thereof. In addition, the settlement agreement contains certain limited restrictions on our operations described under "Business — Legal Proceedings." We believe that these restrictions have not and will not have a material impact on our business.

The assessment, analysis and assumption of environmental liabilities, and the management, remediation, and engineering of environmental conditions constitute a significant portion of our consulting business. From time to time, we may offer a liability assumption program under which a special-purpose entity assumes specified liabilities (at times including taking title to property) associated with environmental conditions for which we provide consulting services, which may be insured or guaranteed by us. These businesses involve significant risks, including the possibility that we may have substantial liabilities to clients, third parties and governmental authorities for property damage, personal injuries, breach of contract or breach of warranty claims, fines and penalties and regulatory action that could adversely affect our business.

Sources of cash

Before the Private Offering, our sole source of capital was a term loan agreement with BEMI under which BEMI agreed to provide term loans in principal amounts of up to $10.0 million in the aggregate. The outstanding principal carried interest at a rate of 9% per annum. We borrowed $2.0 million under this facility to fund a portion of our initial start-up costs and some of our expenses incurred in the Private Offering. A portion of the proceeds of the Private Offering was used to repay the $2.0 million outstanding principal balance and accrued interest owing to BEMI under the term loan agreement. BEMI's commitment to provide future additional loans under the term loan agreement terminated at the closing of the Private Offering. Following the Private Offering, our primary source of cash has been the proceeds from the sale of our common shares in the Private Offering, which raised approximately $505.6 million, net of offering related costs.

In addition to the Private Offering, we sold 291,262 shares to Nigel W. Morris on December 22, 2003 in a privately negotiated transaction, which raised approximately $3.0 million. See "Certain Relationships and Related Transactions — Private Placement to Nigel Morris."

We expect our future sources of funds will consist of premiums written, reinsurance recoveries, investment income and proceeds from sales and redemptions of investment assets, and, to a lesser extent, collections of receivables for consulting services rendered to third parties. We or one or more of our subsidiaries may also enter into a revolving bank credit facility with a syndicate of lenders, which may be guaranteed by one or more of our subsidiaries. We expect to use any revolving credit facility for general corporate purposes and working capital requirements. We believe that any credit facility will require compliance with financial covenants, such as a leverage ratio and consolidated tangible net worth. Any credit facility will likely also contain covenants that require us to maintain our insurance ratings and restrict activities of our subsidiaries, such as the incurrence of additional indebtedness, liens and dividends and other payments to Quanta Holdings. We currently have no commitment from any lender with respect to a credit facility.

For the period commencing May 23, 2003 (date of incorporation) and ending December 31, 2003, our overall increase in cash and cash equivalents was $47.3 million which was derived from $508.1 million of net cash proceeds raised from the Private Offering, offset by $0.8 million of cash used in operations, $41.7 million of net cash used in the acquisition of ESC, Quanta Specialty Lines and NFU Standard and $417.4 million invested in our available-for-sale investment portfolio.

We have no off-balance sheet arrangements or transactions with unconsolidated, special purpose entities.

Adequacy of Capital

While insurance regulation differs by location, each jurisdiction requires that minimum levels of capital be maintained in order to write new insurance business. Factors that affect capital requirements generally include premium volume, the extent and nature of loss and loss expense reserves, the type and form of insurance and reinsurance business underwritten and the availability of reinsurance protection from adequately rated retrocessionaires on terms that are acceptable to us.

In Bermuda and the United States, insurers and reinsurers are required to maintain certain minimum levels of capital and risk-based capital, the calculation of which includes numerous factors as specified by the respective insurance regulatory authorities and the related insurance regulations. We will capitalize our insurance operations in excess of the minimum regulatory requirements so that we may maintain adequate financial ratings. Generally, a higher financial rating creates a higher demand for insurance products. A higher financial rating will enable us both to write more business and to be more selective in the business we underwrite. Accordingly, allocation of capital sufficient to achieve business objectives is a critical aspect of any insurance organization, particularly a start-up insurance operation such as ours. See "Business — Ratings."

We currently have sufficient capital and surplus to meet regulatory and rating agency requirements at our current rating levels. Substantially all of our capital has been distributed among our rated operating subsidiaries based on our assessment of the levels of capital that we believe are prudent to support our expected levels of business, the applicable regulatory requirements, and the recommendations of the insurance regulatory authorities and rating agencies.

We may need to raise additional funds to further expand our business strategy, enter new business lines and manage our expected growth. The amount and timing of these capital requirements will depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. At this time, we are not able to quantify the amount of additional capital we will require in the future or predict the timing of our future capital needs. As described above, we or one or more of our subsidiaries may enter into a revolving credit facility with a syndicate of lenders. Any future equity or debt financing, if available at all, may be on terms that are not favorable to us. If we raise capital through equity financings, your interest in our company will be diluted, and the securities we issue may have rights, preferences and privileges that are senior to those of the shares that are currently issued and outstanding. If we cannot maintain or obtain adequate capital to manage our business strategy and expected growth targets, our business, results of operations and financial condition may be adversely affected.

ESC generally is required to fund implementation of projects for its customers prior to receipt of related fee revenues. Historically, ESC's positive cash flows generated from operations and its available credit facility has provided adequate liquidity to fund its operations.

Posting of Security by Our Non-U.S. Operating Subsidiaries

Our Bermuda, United Kingdom, and Irish operating subsidiaries are not licensed, accredited or otherwise approved as reinsurers anywhere in the United States. Many U.S. jurisdictions do not permit insurance companies to take credit on their U.S. statutory financial statements for reinsurance to cover unpaid liabilities, such as loss and unearned premium reserves, obtained from unlicensed or non-admitted insurers without appropriate security acceptable to U.S. insurance commissioners. Typically, this type of security will take the form of a letter of credit issued by an acceptable bank, the establishment of a trust, funds withheld or a combination of these elements.

As of March 31, 2004, we had $18.7 million of letters of credit outstanding under facility agreements entered into with commercial banks. We are negotiating a secured bank letter of credit facility with a syndicate of lenders. However, we cannot assure you that we will be able to maintain existing or obtain additional credit facilities at terms acceptable to us. If we fail to maintain adequate letter of credit facilities, and are unable to otherwise provide the necessary security, U.S. insurance companies may be less willing to purchase our reinsurance products, which could have a material adverse effect on our results of operations. We believe that any letter of credit facility will require compliance with financial covenants, such as a leverage ratio and consolidated tangible net worth. Any such facility will likely also contain covenants that require us to maintain our insurance ratings and restrict activities of our subsidiaries, such as the incurrence of additional indebtedness, liens and dividends and other payments to Quanta Holdings.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in the notes to our consolidated financial statements and in the notes to ESC's consolidated financial statements.

Our consolidated financial statements and those of our predecessor contain certain amounts that are inherently subjective in nature and require management to make certain judgments and assumptions in the application of accounting policies used to determine those amounts reported in the consolidated financial statements. The use of different assumptions could produce materially different estimates of the reported amounts. In addition, if factors such as those described in "Risk Factors" of this prospectus cause actual events to differ materially from management's assumptions used in applying the relevant accounting policy, there could be a material adverse effect on our results of operations and financial condition and liquidity.

We believe that the following critical accounting policies affect significant estimates used now or to be used in the future in the preparation of our consolidated financial statements.

Premiums Written, Ceded and Earned

The method by which we record and recognize premiums written differs based upon the nature of the underlying insurance or reinsurance contract.

Insurance premiums written are generally defined in the associated policies, are recorded on the inception date of the policies and are earned over the terms of the policies in proportion to the amount of insurance protection provided. Typically this results in the earning of premium on a pro rata as to time basis over the term of the related insurance coverage.

Reinsurance premiums written are recorded based on the type of the associated reinsurance contract. Typically, we write losses occurring and risks attaching contracts on a single year basis. We may on occasion write multi-year reinsurance contracts. Losses occurring reinsurance contracts cover losses that occur during the term of the reinsurance contract. Risks attaching contracts cover claims that arise on underlying insurance policies that incept during the term of the reinsurance contract. Reinsurance premiums written are earned on a pro rata as to time basis over the term of the contract, typically 12 months for losses occurring contracts. Premiums earned on risks attaching contracts usually extend beyond the original term of the reinsurance contract resulting in recognition of premium earnings over an extended period, typically 24 months.

Reinsurance premiums on multi-year losses occurring reinsurance contracts that are payable in annual installments are recorded as premiums written on an annual basis at inception and on the contract anniversary dates if the reinsured has the ability to cancel, commute or change the coverage during the contract term or if the contract provides for varying amounts of reinsurance coverage for each annual period for which there is a specified premium installment.

Reinsurance premiums written on certain types of contracts, notably treaty quota share contracts, may not be known definitively on the inception date of the contract and therefore include estimates of premiums written. These estimates are based on data provided by the ceding companies or brokers, our underwriters' judgment and underlying economic conditions. Our estimates of written premiums are re-evaluated over the term of the contract period as underwriting information becomes available and as actual premiums are reported by the ceding companies or brokers. For certain excess of loss reinsurance contracts we record the minimum premium, as defined in the contract, as our estimated premium written at inception of the contract. Subsequent changes to our premium estimates are recorded as adjustments to premiums written in the period in which they become known and could be material. Adjustments may significantly impact net income in the period in which they are determined, particularly when the subject contract is fully or substantially expired resulting in the premium adjustment being fully or substantially earned.

Some of our contracts include retrospective rating provisions that adjust estimated premiums or acquisition expenses based upon experience and underwriting results. We recognize estimated ultimate premiums and associated acquisition expenses, including retrospectively rated adjustments, over the periods of the contracts in accordance with the underlying contract terms. Such estimated premiums and acquisition expenses are based on current experience under the contracts. We also write certain structured insurance and reinsurance contracts as risk management solutions that cannot otherwise be provided by traditional contracts. Typically, we assume a measured amount of risk in exchange for a premium, a specified portion of which may be returnable to the insured based on the level of loss experience or underwriting profitability. Experience rated adjustments that relate to the return of underwriting profit or premium to the insured are accrued as experience refund liabilities in the period in which the underwriting results are recorded and are based on the current experience and terms of the contract. Retrospective rating adjustments are necessarily based on underwriting results that include certain estimates relating to premiums and losses, and are therefore subject to adjustment as underwriting experience develops and actual underwriting results become known.

In the normal course of business, we purchase reinsurance or retrocessional coverage in order to increase our underwriting capacity and to limit our individual and aggregate exposures to risks of losses arising from the contracts of insurance or reinsurance that we underwrite. Reinsurance premiums ceded to reinsurers are recorded and recognized in a manner consistent with that of the original contracts or policies written and the terms of reinsurance agreement.

Premiums written and ceded relating to the unexpired periods of coverage or policy terms are recorded as unearned premium reserves and deferred reinsurance premiums, respectively.

We may write or purchase certain reinsurance contracts, which pursuant to Statement of Financial Accounting Standards ("SFAS") No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" issued by the Financial Accounting Standards Board ("FASB") are deemed, for financial reporting purposes, not to transfer insurance risk either due to insufficient timing risk or insufficient underwriting risk. Where our contracts do not meet the criteria for reinsurance accounting under SFAS 113 we follow the deposit method of accounting as prescribed in Statement of Position 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk." The deposit method of accounting requires that the premium we receive or pay, less any explicitly defined margin retained or paid by us, is accounted for as a deposit liability or deposit asset on the consolidated balance sheet. Explicitly defined margins are recorded as premiums written or ceded, as appropriate, and earned on a pro rata as to time basis over the contract period. Contracts that transfer timing risk, but not underwriting risk, are accounted for using the interest method whereby income or expense is recognized, and the deposit asset or liability is adjusted, using a constant effective yield based on the anticipated timing and amounts of reinsurance payments and the remaining life of the contract. When the estimates of timing or amounts of payments change, the effective yield is recalculated and the deposit asset or liability is adjusted to the amount that would have existed had the new effective yield been applied since inception of the contract. The adjustment is recorded as interest expense or interest income, as appropriate. For contracts that transfer only underwriting risk the initial deposit asset or liability is amortized ratably over the contract coverage period as an adjustment to losses and loss expenses. The deposit liability or asset is adjusted for any losses incurred or recoverable based on the present value of the expected future cash flows arising from the loss event with the adjustment being recorded in loss and loss expenses.

Acquisition Expenses and Ceding Commission Income

Acquisition costs are policy issuance related costs that vary with and are directly related to the acquisition of new and renewal insurance and reinsurance business, and primarily consist of commissions, third party brokerage and insurance premium taxes. Ceding commission income consists of commissions we receive on insurance and reinsurance business that we cede to our reinsurers. Typically acquisition costs and commission income are based on a fixed percentage of the premium written or ceded. This percentage varies for each line or class of business and each type of contract written. Acquisition expenses and commission income are recorded and deferred at the time premium is written or ceded and are subsequently amortized in earnings as the premiums to which they relate are earned or expensed. Acquisition expenses are reflected in the consolidated statement of operations net of ceding commission income from our reinsurers. Acquisition costs relating to unearned premiums are deferred in the balance sheet as deferred acquisition costs. Commission income relating to deferred reinsurance premiums ceded is carried in the consolidated balance sheet as a deferred income liability.

Deferred acquisition costs are carried at their estimated realizable value and are limited to the amount expected to be recovered from future earned premiums and anticipated investment income. Any limitation is referred to as a premium deficiency. A premium deficiency exists if the sum of our anticipated losses, loss expenses and unamortized acquisition costs exceeds the recorded unearned premium reserve and anticipated net investment income. A premium deficiency is recognized by charging any deferred acquisition costs to acquisition expenses to the extent required to eliminate the deficiency. If the deficiency exceeds the deferred acquisition cost asset then a liability is accrued within loss and loss expense reserves for the excess deficiency.

Reinsurance Recoverables

Reinsurance assets due from our reinsurers under the terms of ceded reinsurance contracts include unpaid loss recoveries, loss and loss expense reserves recoverable and deferred reinsurance premiums. We are subject to credit risk with respect to our reinsurance ceded because the ceding of risk does not relieve us from our obligations to our insureds. We must settle these obligations without the benefit of reinsurance protection to the extent our reinsurers default. Failure of our reinsurers to honor their obligations could result in credit losses. If the financial condition of any of our reinsurers deteriorates, resulting in their inability to make payments to us, we establish allowances for amounts considered potentially uncollectible from such reinsurers. We evaluate the financial condition of our reinsurers and monitor concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of our reinsurers to minimize our exposure to losses from reinsurer insolvencies.

Deferred Tax Valuation Allowance

We record a valuation allowance to reduce our deferred tax assets to amounts that are more likely than not to be realized from future anticipated taxable income. As of December 31, 2003, our net deferred tax assets were $6.1 million against which we provided a 100% valuation allowance on the basis that, given our limited operation history, the realization of deferred tax assets from our anticipated future taxable income is neither assured nor accurately determinable. If we subsequently assess that the valuation allowance, or any portion thereof, is no longer required an income tax benefit will be recorded in net income in the period in which such assessment is made.

Investments

We classify publicly traded and non-publicly traded fixed maturity, short-term investments and equity securities as "available-for-sale" and, accordingly, they are recorded at estimated fair value with the difference between cost or amortized cost and fair value, net of the effect of taxes, included as a separate component of accumulated other comprehensive income in the consolidated balance sheet. Short-term investments include highly liquid debt instruments and commercial paper that are generally due within 1 year of the date of issue and are held as part of our investment portfolios that are managed by independent investment managers. The fair value of publicly traded securities is based upon quoted market prices. The estimated fair value of non-publicly traded securities is based on independent third party pricing sources.

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," we periodically review our investments to determine whether an impairment, being a decline in fair value of a security below its amortized cost, is other than temporary. If such a decline is classified as other than temporary, we would write down, to fair value, the impaired security resulting in a new cost basis of the security and the amount of the write-down would be charged to income as a realized loss. The new cost basis would not be changed for subsequent recoveries in fair value. Some of the factors that we consider in determining whether an impairment is other than temporary include (1) the amount of the impairment, (2) the period of time for which the fair value has been below the amortized cost, (3) specific reasons or market conditions which could affect the security, including the financial condition of the issuer and relevant industry conditions or rating agency actions, and (4) our ability and intent to hold the security for sufficient time to allow for possible recovery.

Investments are recorded on a trade date basis. Our net investment income is recognized when earned and consists primarily of interest, the accrual of discount or amortization of premium on fixed maturity securities, dividends, and is net of investment management and custody expenses. Gains and losses realized on the sale of investments are determined on the first-in, first-out basis.

Reserve for Losses and Loss Expenses

As an insurance and reinsurance company we are required, under GAAP and applicable insurance regulations, to establish reserves for losses and loss expenses for estimates of future amounts to be paid in settlement of our ultimate liabilities for claims arising under the terms of written insurance and reinsurance policies that have occurred at or before the balance sheet date. Under GAAP, we are only permitted to establish loss and loss expense reserves for actual losses that have occurred before the balance sheet date. We do not record contingency reserves for expected future loss occurrences, nor do we discount our reserves for losses and loss expenses to be paid in the future.

The estimation of future ultimate loss liabilities is the most significant judgment made by management and is inherently subject to significant uncertainties. These uncertainties are driven by many variables that are difficult to quantify. These uncertainties include, for example, the period of time between the occurrence of an insured loss and actual settlement, fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes, internal and third party claims handling procedures, and the lack of complete historical data on which to base loss expectations. It may also be difficult for us to accurately estimate ultimate losses based on our own historical claim experiences because of our limited operating history.

The estimation of unpaid loss liabilities will be affected by the type or structure of the policies we have written. In the case of our direct insurance business we often assume risks for which claims experience will tend to be frequency driven. As a result, historical loss development data may be available and traditional actuarial methods of loss estimation may be used. Conversely, the available amount of relevant loss experience that we can use to quantify the emergence, severity and payout characteristics of the loss liabilities is limited for policies that are written with the expectation that potential losses will be characterized by lower frequency but higher severity claims, such as our reinsurance contracts written.

The estimation of unpaid loss liabilities will also vary in subjectivity depending on the lines or class of business involved. Short-tail business describes lines of business for which losses become known and paid in a relatively short period time after the loss actually occurs. Typically, there will be less variability in the ultimate amount of losses from claims incurred in the short-tail lines that we write such as property, marine, and aviation. Long-tail business pertains to lines of business for which actual losses may not be known for some time or for which the actual amount of loss may take a significantly longer period of time to emerge or develop. Our professional and environmental lines of business are generally considered longer tail in nature. Because loss emergence and settlement periods can be many years in duration, these lines of business will have more variability in the estimates of their loss and loss expense reserves.

Our loss and loss expense reserves fall into two categories: reserves for unpaid reported losses and for losses incurred but not reported, or IBNR, claims. Reported claim reserves are based initially on claim reports received from insureds, brokers or ceding companies, and may be supplemented by our claims professionals with estimates of additional ultimate settlement costs. IBNR reserves are calculated using generally accepted statistical and actuarial techniques. In applying these techniques, we rely on the most recent information available, including pricing information, industry data and on our historical loss and loss expense experience. Where our historical loss information is limited, we increase our reliance on individual pricing analyses and industry loss information to guide our estimates. We may also utilize commercially available computer models to evaluate future trends and to estimate ultimate claim costs. From time to time we engage independent external actuarial specialists to review our estimates of loss and loss expense reserves and our reserving methods. Even though our reserving techniques are actuarially sound, there may still be significant subsequent adjustments to loss and loss expense reserves due to the nature of our business and the risks written.

At this time, since we have very limited loss development experience, the primary reserving method we have adopted is an expected loss ratio methodology whereby we multiply earned premiums by an expected loss ratio to derive ultimate losses and deduct any paid losses and loss expenses to arrive at estimated loss and loss expense reserves. This method is commonly applied when there is insufficient loss development experience available. These initial expected loss ratios are derived for each line of business, contract or group of contracts, as appropriate, from pricing, loss and exposure information provided by brokers, ceding companies and insureds and supplemented by available industry data. We believe that these assumptions represent a realistic and appropriate basis for currently estimating our loss and loss expense reserves. As we develop our own loss experience we will expand our reserving analyses to include other commonly used methods, such as the Bornhuetter-Ferguson method, which is a generally accepted actuarial technique that produces expected loss ratios that are implied for actual loss experience and developments.

We continually review our reserve estimate and reserving methodologies taking into account all currently known information and updated assumptions related to unknown information. Loss and loss expense reserves established in prior periods are adjusted as claim experience develops and new information becomes available. Any adjustments to previously established reserves, resulting from a change in estimate, may significantly impact current period underwriting results and net income by reducing net income if previous period reserve estimates prove to be deficient or improve net income if prior period reserves become redundant. Losses and loss expense arising from future insured events will be estimated and provided for at the time the losses are incurred and could be substantial.

Environmental Remediation Liabilities Assumed

In our consulting segment we assume environmental liabilities in exchange for remediation fees and contracts to perform the required remediation in accordance with the underlying remediation agreements. We estimate our initial and ongoing ultimate liabilities for such environmental remediation obligations using actual experience, past experience with similar remediation projects, technical engineering examinations of the contaminated sites and state, local and federal guidelines. However, we cannot assure you that actual remediation costs will not significantly differ from our estimated amounts. We continually review our estimates for ultimate remediation costs taking into account all currently known information and updated assumptions related to unknown information. Any adjustments to previously established liabilities, resulting from a change in our estimates, may significantly impact our current period operating results. As of December 31, 2003, we had assumed one environmental remediation project for which we recorded an estimated liability of $7.0 million.

When we receive consideration for the assumption of a remediation liability that is in excess of our estimate of the related environmental remediation liability, we initially defer the excess amount and record it in deferred income on the consolidated balance sheet. This deferred remediation revenue is recognized in earnings over the anticipated remediation period using the cost recovery or percentage-of-completion method that is based on the ratio of remediation expenses actually incurred and paid to total anticipated remediation costs. As of December 31, 2003, we had deferred approximately $0.8 million of remediation revenue that was included in deferred income.

Consulting Revenues

Consulting revenue is primarily derived from short-term consulting arrangements with customers. Generally, consulting revenue is earned in the period for which services are performed. Included in consulting revenue is accrued but unbilled revenue that arises mainly due to a time lag in billing cycle and special billing arrangements with customers.

From time to time, we retain subcontractors to perform certain services under contracts with our consulting customers. Consulting revenue is recognized on a gross basis when we are the primary obligor in the arrangement and we bear the ultimate risks of providing such subcontracted services. In assessing whether gross revenue reporting is appropriate, we consider a number of factors such as whether we act as principal in the transaction, retain the general risks of loss for collection, delivery, or returns, or whether we have control over contract pricing and vendor selection. For the period ended September 3, 2003 and the years ended 2002 and 2001, approximately $6.9 million, $7.0 million and $7.3 million of direct costs, exclusive of mark-up, respectively, related to subcontractor arrangements. Our consulting revenue would be significantly reduced if these arrangements were recorded on a net of direct cost basis.

Other accounts receivable

The majority of our other accounts receivable balances comprise amounts due under consulting arrangements with customers. We establish bad debt allowances, or valuation reserves, based on specific identification of likely losses of accounts with individual customers. We periodically re-evaluate these valuation reserve estimates, if any, and adjust them as more information about the ultimate collectibility of accounts receivable becomes available. Circumstances that could cause these valuation reserves to be revised include changes in our clients' financial standing such as liquidity and credit quality, and other factors that negatively impact our clients' ability to pay their obligations as they become due.

Stock-based compensation

We currently account for stock compensation in accordance with APB 25. Compensation expense for stock options and stock-based awards granted to employees is recognized using the intrinsic value method to the extent that the fair value of the stock exceeds the exercise price of option or similar award at the measurement date. The compensation expense, if any, is recorded in our results of operations over the shorter of the vesting period of the award or employee service period. Generally, we will issue stock options and stock-based awards to employees with a strike price equal to the estimated fair value of the stock on the grant date of the award such that no compensation expense recognition is required, in accordance with APB 25.

SFAS 123, "Accounting for Stock-Based Compensation" encourages companies to recognize, over the vesting period, an expense for stock-based awards based on their fair value, as opposed to their intrinsic value, on the grant date. Following the release of SFAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," which amends SFAS 123 to provide alternative methods of a voluntary change to the fair value based method of accounting described in SFAS 123, we are re-evaluating our accounting policy for stock options and other stock-based awards.

Quantitative and Qualitative Disclosures about Market Risk

Market risk can be described as the risk of change in fair value of a financial instrument due to changes in interest rates, creditworthiness, foreign exchange rates or other factors. We will seek to mitigate that risk by a number of actions, as described below.

Foreign Currency Risk and Functional Currency

Our functional currency is the U.S. dollar. Although we have not experienced any significant exposures to foreign currency risk, we expect that in the future our exposure to market risk for changes in foreign exchange rates will be concentrated in premiums receivable and insurance reserves arising from known or probable losses that are denominated in foreign currencies. We will attempt to manage our foreign currency risk by maintaining assets denominated in the same currency or by entering into foreign currency forward contracts in an effort to hedge against movements in the value of foreign currencies against the U.S. dollar. A foreign currency forward contract results in an obligation to purchase or sell a specified currency at future date and price specified at the time of the contract. Foreign currency forward contracts will not eliminate fluctuations in the value of our assets and liabilities denominated in foreign currencies but rather allow us to establish a rate of exchange for a future point in time. We do not expect to enter into such contracts with respect to a material amount of our assets or liabilities. As of December 31, 2003, we had not entered into any foreign currency forward contracts.

Our investment guidelines limit the amount of our investment portfolio that may be denominated in foreign currencies to 20% (as measured by market value). Furthermore, our guidelines limit the amount of foreign currency denominated investments that can be held without a corresponding hedge against the foreign currency exposure to 5% (as measured by market value). As of December 31, 2003, our investment portfolio included $3.3 million, or 0.7% of net invested assets, of securities that were denominated in foreign currencies. These securities were rated AAA and were purchased by our investment managers for the purpose of improving overall portfolio yield.

Interest Rate Risk

Our exposure to market risk for changes in interest rates is concentrated in our investment portfolio. Our investment portfolio primarily consists of fixed income securities. Accordingly, our primary market risk exposure is to changes in interest rates. Fluctuations in interest rates have a direct impact on the market valuation of fixed income securities. As interest rates rise, the market value of our fixed-income portfolio falls, and the converse is also true.

Our strategy for managing interest rate risk includes maintaining a high quality investment portfolio that is actively managed by our managers in accordance with our investment guidelines in order to balance our exposure to interest rates while tailoring the duration, yield, currency and liquidity characteristics to the anticipated cash outflow characteristics of claim reserve liabilities. As of December 31, 2003, assuming parallel shifts in interest rates, the impact of an immediate 100 basis point increase in market interest rates on our net invested assets of approximately $480 million would have been an estimated decrease in market value of approximately $11.4 million, or 2.4%, and the impact on our invested assets of an immediate 100 basis point decrease in market interest rates would have been an estimated increase in market value of approximately $11.1 million, or 2.3%.

As of December 31, 2003, our investment portfolio included highly-rated mortgage-backed securities with a market value of $89 million, or 18.6%, of net invested assets. As with other fixed income investments, the fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can also expose us to prepayment and extension risks on these investments. In periods of declining interest rates, the frequency of mortgage prepayments generally increase as mortgagees seek to refinance at a lower interest rate cost. Mortgage prepayments result in the early repayment of the underlying principal of mortgage-backed securities requiring us to reinvest the proceeds at the then current market rates. When interest rates increase, these assets are exposed to extension risk, which occurs when holders of underlying mortgages reduce the frequency on which they prepay the outstanding principal before the maturity date and delay any refinancing of the outstanding principal.

Credit Risk

We have exposure to credit risk primarily as a holder of fixed income securities. This risk is defined as the default or the potential loss in market value resulting from adverse changes in the borrower's ability to repay the debt. Our risk management strategy and investment policy is to invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to particular ratings categories and to any one issuer. We attempt to limit our overall credit exposure by purchasing fixed income securities that are generally rated investment grade by Moody's Investors Service, Inc. and/or S&P. Our investment guidelines require that the average credit quality of our portfolio will typically be Aa3/AA– and that no more than 5% of our investment portfolio's market value shall be invested in securities rated below BBB–/Baa3. We also limit our exposure to any single issuer to 5% or less of our portfolio's market value at the time of purchase, with the exception of U.S. government and agency securities. As of December 31, 2003, the average credit quality of our investment portfolio was AA, and all fixed income securities held were investment grade. In addition, we held as part our investment portfolio $20.0 million in par value of variable rate insurance linked securities issued by a single issuer which mature on January 1, 2007. We are subject to loss of principal and interest in the event of the occurrence of certain predefined physical events. As of December 31, 2003, the fair value of the security was $20.0 million and represented approximately 4% of our net invested assets.

Separately, we are also exposed to the credit risk of our insurance and reinsurance brokers to whom we make claims payments for insureds and our reinsureds, as well as to the credit risk of our reinsurers and retrocessionaires who assume business from us. To mitigate the risk of nonpayment of amounts due under these arrangements, we have established business and financial standards for reinsurer and broker approval, incorporating ratings by major rating agencies and considering the financial condition of the counterparty and the current market information.

Effects of Inflation

We do not believe that inflation has had material affect on our consolidated results of operations. The effects of inflation could cause the severity of claims to increase in the future. Our estimates for losses and loss expenses include assumptions, including those relating to inflation, about future payments for settlement of claims and claims handling expenses. To the extent inflation causes these costs to increase above our estimated reserves that are established for these claims, we will be required to increase reserves for losses and loss expenses with a corresponding reduction in our earnings in the period in which the deficiency is identified. The actual effects of inflation on our results cannot be accurately determined until claims are ultimately settled.

REGULATION

General

The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Reinsurers are generally subject to less direct regulation than primary insurers. In Bermuda we operate under relatively less intensive regulatory regimes. However, in the United States and United Kingdom, licensed insurers and reinsurers, and in Ireland, licensed insurers, must comply with more stringent financial supervision standards. Accordingly, Quanta Ireland, once authorized, will be subject to extensive financial regulation in Ireland, Quanta U.K., when established, will be subject to extensive regulation under applicable statutes in Ireland and the United Kingdom and Quanta Specialty Lines and Quanta Indemnity are subject to extensive financial regulation under applicable statutes in the United States.

Bermuda Regulation

As a holding company, Quanta Holdings is not subject to Bermuda insurance regulations.

The Insurance Act, which regulates the insurance business of Quanta Bermuda and Quanta U.S. Re, provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Monetary Authority, or the BMA, which is responsible for the day-to-day supervision of insurers. Under the Insurance Act, insurance business includes reinsurance business. The BMA, in deciding whether to grant registration, has broad discretion to act as the BMA thinks fit in the public interest. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the BMA may impose from time to time. The BMA granted its approval for the registration of Quanta Bermuda as a Class 4 insurer and Quanta U.S. Re as a Class 3 insurer.

An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the BMA on matters connected with the discharge of the BMA's functions and sub-committees thereof supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures.

The Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

Classification of Insurers

The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business with Class 4 insurers subject to the strictest regulation. Quanta Bermuda is registered as a Class 4 insurer and Quanta U.S. Re as a Class 3 insurer, which is subject to less regulation than a Class 4 insurer. We do not intend, at this time, to obtain a license for Quanta Bermuda or Quanta U.S. Re to carry on long-term business. Long-term business includes life insurance and disability insurance with terms in excess of five years. General business broadly includes all types of insurance that is not long-term business.

Cancellation of Insurer's Registration

An insurer's registration may be canceled by the BMA on certain grounds specified in the Insurance Act, including failure of the insurer to comply with its obligations under the Insurance Act or if, in the opinion of the BMA, the insurer has not been carrying on business in accordance with sound insurance principles.

Principal Representative

An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, the principal office of Quanta Bermuda and Quanta U.S. Re is at our principal executive offices in Bermuda, and Quanta Bermuda's and Quanta U.S. Re's principal representative is our President and Chief Executive Officer. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days' notice in writing to the BMA is given of the intention to do so. It is the duty of the principal representative, within 30 days of reaching the view that there is a likelihood of the insurer for which the principal representative acts becoming insolvent or that a reportable "event" has, to the principal representative's knowledge, occurred or is believed to have occurred, to make a report in writing to the BMA setting out all the particulars of the case that are available to the principal representative. Examples of such a reportable "event" include failure by the insurer to comply substantially with a condition imposed upon the insurer by the BMA relating to a solvency margin or liquidity or other ratio.

Independent Approved Auditor

Every registered insurer must appoint an independent auditor (the "approved auditor") who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of Quanta Bermuda and Quanta U.S. Re, will be required to be filed annually with the BMA. The approved auditor of Quanta Bermuda and Quanta U.S. Re must be approved by the BMA and may be the same person or firm which audits Quanta Bermuda's and Quanta U.S. Re's financial statements and reports for presentation to its shareholders. Quanta Bermuda's and Quanta U.S. Re's approved auditor is currently PricewaterhouseCoopers.

Loss Reserve Specialist

As a registered Class 4 and Class 3 insurer, each of Quanta Bermuda and Quanta U.S. Re, respectively will be required to submit an opinion of an approved loss reserve specialist with its statutory financial return in respect of its loss and loss adjustment expense provisions. We have appointed Ollie W. Sherman, as our qualified casualty actuary approved by the BMA to submit the required report.

Statutory Financial Statements

An insurer must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of such statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with U.S. GAAP and are distinct from the financial statements prepared for presentation to the insurer's shareholders under the Companies Act, which financial statements will be prepared in accordance with U.S. GAAP. Each of Quanta Bermuda and Quanta U.S. Re, as a general business insurer, is required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the BMA.

Annual Statutory Financial Return

Quanta Bermuda and Quanta U.S. Re are required to file with the BMA statutory financial returns no later than four months after their financial year end (unless specifically extended). The statutory financial return for an insurer includes, among other matters, a report of the approved auditor on the statutory financial statements of such insurer, the solvency certificates, the declaration of statutory ratios, the statutory financial statements, the opinion of the loss reserve specialist and a schedule of reinsurance ceded. The solvency certificates must be signed by the principal representative and at least two directors of the insurer who are required to certify, among other matters, whether the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The approved auditor is required to state whether in his opinion it was reasonable for the directors to so certify. Where an insurer's accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

Minimum Solvency Margin and Restrictions on Dividends and Distributions

Under the Insurance Act, the value of the general business assets of a Class 4 insurer, such as Quanta Bermuda must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin. Quanta Bermuda is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of:

(A)	$100,000,000;

(B)	50% of net premiums written (being gross premiums written less any premiums ceded by Quanta Bermuda, but Quanta Bermuda may not deduct more than 25% of gross premiums when computing net premiums written); and

(C)	15% of loss and other insurance reserves.

Quanta Bermuda is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Quanta Bermuda will be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year. Quanta Bermuda is also prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year's statutory balance sheet) unless it files with the BMA at least seven days before payment of such dividends an affidavit stating that it will continue to meet the required margins.

Quanta Bermuda is prohibited, without the approval of the BMA, from reducing by 15% or more its total statutory capital as set out in its previous year's financial statements, and any application for such approval must include an affidavit stating that it will continue to meet the required margins. In addition, at any time it fails to meet its solvency margin, Quanta Bermuda will be required, within 30 days (45 days where total statutory capital and surplus falls to $75 million or less) after becoming aware of such failure or having reason to believe that such failure has occurred, to file with the BMA a written report containing certain information.

Under the Insurance Act, the value of the general business assets of a Class 3 insurer, such as Quanta U.S. Re must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin. Quanta U.S. Re is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of:

(A)	$1,000,000

(B)	Net Premium Income ("NPI") Prescribed Amount

Up to $6,000,000	20% of NPI

Greater than $6,000,000	The aggregate of $1,200,000 and 15% of the amount by which NPI exceeds $6,000,000 in that year.

In general, net premium income equals gross premium income after deduction of any premium ceded by the insurer for reinsurance; or

(C)	15% of the aggregate of the insurer's loss expense provisions and other general business insurance reserves.

Quanta U.S. Re is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Quanta U.S. Re will be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year. Quanta U.S. Re is prohibited, without the approval of the BMA, from reducing by 15% or more its total statutory capital as set out in its previous year's financial statements, and any application for such approval shall provide such information as the BMA may require. In addition, at any time it fails to meet its solvency margin, Quanta U.S. Re will be required, within 30 days after becoming aware of such failure or having reason to believe that such failure has occurred, to file with the BMA a written report containing certain information.

Additionally, under the Companies Act, neither Quanta Holdings nor Quanta Bermuda nor Quanta U.S. Re may declare or pay a dividend, or make a distribution from contributed surplus, if there are reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of its assets would be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Minimum Liquidity Ratio

The Insurance Act provides a minimum liquidity ratio for general business insurers. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable. There are certain categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).

Supervision, Investigation and Intervention

The BMA may appoint an inspector with extensive powers to investigate the affairs of an insurer if the BMA believes that an investigation is required in the interest of the insurer's policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the BMA, the BMA may direct an insurer to produce documents or information relating to matters connected with the insurer's business.

If it appears to the BMA that there is a risk of the insurer becoming insolvent, or that it is in breach of the Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct the insurer (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase the insurer's liabilities, (3) not to make certain investments, (4) to realize certain investments, (5) to maintain in, or transfer to the custody of, a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments and/or (7) to limit its premium income.

Disclosure of Information

In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require certain information from an insurer (or certain other persons) to be produced to it. Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the BMA must consider whether cooperation is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

Certain other Considerations

Although Quanta Holdings is incorporated in Bermuda, it is classified as a non-resident of Bermuda for exchange control purposes by the BMA. Pursuant to its non-resident status, Quanta Holdings may engage in transactions in currencies other than Bermuda dollars and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of its common shares.

Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As "exempted" companies, Quanta Holdings, Quanta Bermuda and Quanta U.S. Re may not, without the express authorization of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for its officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years); (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000; or (3) the carrying on of business of any kind for which it is not licensed in Bermuda, except in certain limited circumstances such as doing business with another exempted undertaking in furtherance of Quanta Holdings' business, Quanta Bermuda's business or Quanta U.S. Re's business (as the case may be) carried on outside Bermuda. Quanta Bermuda and Quanta U.S. Re both are licensed insurers in Bermuda, and it is expected that they will be able to carry on activities from Bermuda that are related to and in support of their insurance business in accordance with their licenses.

Share may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda, which regulates the sale of securities in Bermuda. In addition the BMA must approve all issuances and transfers of shares of a Bermuda exempted company. The BMA has issued permission for the issue and free transferability of the shares being offered by this prospectus, as long as the shares are issued, to and among persons who are non-residents of Bermuda for exchange control purposes and such persons are "accredited investors" within the meaning of Rule 501(a) of Regulation D of the Securities Act. We also expect the BMA to grant permission to us for the issue and transfer of up to 20% of our shares in issue from time to time to persons resident in Bermuda for exchange control purposes without the approval of the BMA. In addition, we intend to seek an exemption from the Part III filing requirements under the Companies Act. The BMA and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

The Bermuda government actively encourages foreign investment in "exempted" entities like Quanta Holdings that are based in Bermuda, but which do not operate in competition with local businesses. Quanta Holdings, Quanta Bermuda and Quanta U.S. Re are not currently subject to taxes computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax or to any foreign exchange controls in Bermuda; however, Quanta U.S. Re will be taxed as a U.S. corporation. See "Material Tax Considerations — Taxation of Quanta Holdings and Subsidiaries — Bermuda."

Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without the specific permission of the appropriate governmental authority. Such permission may be granted or extended upon showing that, after proper public advertisement, no Bermudian, or spouse of a Bermudian or individual holding a permanent resident certificate is available who meets the minimum standards for the advertised position. None of our executive officers is a Bermudian, and all such officers will be working in Bermuda under work permits. The Bermuda government recently announced a new policy that places a six-year term limit on individuals with work permits, subject to certain exceptions for key employees. We expect to employ primarily non-Bermudians.

Irish Regulation

We have formed Quanta Ireland and we have submitted an application to IFSRA to authorize Quanta Ireland to conduct non-life insurance business. We expect that the authorization process will be completed during the third quarter of 2004. We expect that the approval will be subject to a number of conditions, including some or all of those listed below.

Quanta Ireland is incorporated under the laws of Ireland and has a registered office in Ireland. Once authorized, Quanta Ireland, as a non-life insurance company, will be subject to the regulation and supervision of IFSRA pursuant to the Insurance Acts and Regulations and will be authorized to undertake various classes of non-life insurance business.

Quanta Ireland will primarily be regulated under the Insurance Acts and Regulations. In addition, Quanta Ireland will be subject to supervisory requirements imposed by IFSRA. These include the guidelines referred to in this section.

In addition to the obligations imposed on Quanta Ireland by the Insurance Acts and Regulations, IFSRA is likely to grant the authorization subject to certain conditions as is typical for Irish authorized insurers. The following are the main conditions that may be imposed:

•	Quanta Ireland must not exceed the projected premium levels set out in the business plan submitted as part of its application for authorization without the consent of IFSRA. Any consent will be subject to Quanta Ireland agreeing to any capitalization requirements determined by IFSRA;

•	Quanta Ireland will not be permitted to reduce the level of its initial capital without the consent of IFSRA;

•	Quanta Ireland may not make any dividend payments without IFSRA's prior approval;

•	no loans may be made by Quanta Ireland without prior notification to and approval of IFSRA;

•	the management accounts (which are the revenue account, profit and loss account, balance sheet and statement of solvency) of Quanta Ireland must be submitted to IFSRA on a quarterly basis for at least the initial three years of Quanta Ireland's operation;

•	Quanta Ireland must maintain a minimum solvency margin equal to 200% of the solvency margin laid down by the Insurance Acts and Regulations (and a solvency ratio (of free assets to net premium) of 50%); and

•	Quanta Ireland must adhere to IFSRA's policy restricting the reinsurance business written by a direct insurer. Under this policy, a direct insurer is prohibited from engaging in reinsurance except to an extent that is not significant (to a maximum of 10% to 20% of its overall business) and subject to certain conditions. In practice IFSRA expects a direct writer to write reinsurance in very limited circumstances.

Annual Returns

Quanta Ireland must file annual statutory insurance returns with IFSRA in the format prescribed by the European Communities (Non-Life Insurance Accounts) Regulations, 1995. Insurers are liable to pay annual supervision fees.

European Passport

Ireland is a member of the European Economic Area (the "EEA"). The EEA comprises each of the countries of the European Union (EU) (being, as at May 2004, Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden and the United Kingdom) and Iceland, Liechtenstein and Norway. The EEA was established by a 1992 agreement the effect of which is to create an area of free movement of goods and services (including insurance services) within EEA countries. A consequential effect of the EEA agreement is that the rules on passporting of insurance services that apply between EU member states (described below) are extended to Iceland, Liechtenstein and Norway.

Ireland has implemented the EU's Third Non-Life Insurance Directive (92/49/EEC). This Directive introduced a single system for the authorization and financial supervision of non-life insurers by their home member state. Under this system, Quanta Ireland (if it is authorized) would be permitted to carry on the classes of insurance business for which it is authorized in Ireland in any other EEA Member State by way of freedom to provide services provided that it has notified IFSRA of its intention to do so and subject to complying with such conditions as may be required by the jurisdiction in which the insurance activities are carried out for reasons of the general good and such other conditions as are permitted under EU law and may be required by the regulator of that jurisdiction with respect to the carrying on of insurance business in that jurisdiction. After IFSRA authorizes Quanta Ireland, we expect that IFSRA will notify the other Member States concerned and, once it has informed Quanta Ireland that it has done so, Quanta Ireland will be entitled to conduct business by way of freedom to provide services in these Member States.

On the basis of the foregoing, if Quanta Ireland is authorized to carry on non-life insurance business in Ireland, Quanta Ireland also would be authorized to carry on non-life insurance business in all other EEA member states under the freedom to provide services. We intend that Quanta Ireland will not be licensed or admitted as an insurer in any jurisdiction other than Ireland and the other EEA member states.

In addition to being entitled to conduct business under the freedom to provide services, we intend that Quanta Ireland, once authorized, will apply to IFSRA, which will notify the United Kingdom Financial Services Authority, to establish a branch in the United Kingdom. We intend that, once this application is approved, Quanta Ireland will write certain EU and EEA sourced insurance business and source EU insurance and reinsurance business through this branch. If Quanta Ireland's application is approved and we establish a U.K. branch, IFSRA will be responsible for supervision of that branch.

Qualifying Shareholding

The Insurance Acts and Regulations require that anyone acquiring or disposing of a "qualifying holding" in an Irish authorized insurer or anyone who proposes to increase that holding or to decrease it below specified levels must first notify IFSRA of their intention to do so. Any Irish-authorized insurer that becomes aware of any acquisition or disposals of a qualifying holding in that insurer or which result in a holding reaching or being reduced below one of the "specified levels" is required to notify IFSRA.

IFSRA has three months from the date of submission of a notification within which to oppose any such proposed acquisition if IFSRA is not satisfied as to the suitability of the acquiror "in view of the necessity to ensure sound and prudent management of the insurance undertaking."

A "qualifying holding" means a direct or indirect holding in an insurer that represents 10% or more of the capital or of the voting rights of the insurer or that makes it possible to exercise a significant influence over the management of the insurer. The specified levels are 20%, 33% and 50%, or such other level of ownership that results in the insurer becoming the acquiror's subsidiary.

Any person having a shareholding of 10% or more of our issued share capital would be considered to have an indirect qualifying holding in Quanta Ireland (once authorized), whether or not those shares confer 10% or more of our voting rights. Once Quanta Ireland is authorized, IFSRA would need to pre-clear any change that results in the direct or indirect acquisition of a qualifying holding in Quanta Ireland or a change that results in an increase in a holding to one of the specified levels.

Quanta Ireland, once authorized, will be required, at such times as may be specified by IFSRA, and at least once a year, to notify IFSRA of the names of shareholders possessing qualifying holdings and the size of such holdings.

Transactions with Related Companies

Under the Insurance Acts and Regulations, prior to entering into any transaction of a material nature with a related company or companies (including, in particular, the provision of loans to and acceptance of loans from a related company or companies) Quanta Ireland, once authorized, must submit to IFSRA a draft of any contract or agreement which is to be entered into by Quanta Ireland in relation to the transaction. In addition to the above, there is a requirement that Quanta Ireland, once authorized, notify IFSRA on an annual basis of transactions with related companies in excess of 10,000 Euro.

Financial Requirements

Quanta Ireland, once authorized, will be required to maintain technical reserves calculated in accordance with the Insurance Acts and Regulations. Assets representing its technical reserves are required to cover Quanta Ireland's underwriting liabilities.

Quanta Ireland, once authorized, will be obligated to prepare annual accounts (comprising balance sheet, profit and loss account and notes) in accordance with the provisions of the European Communities (Insurance Undertakings: Accounts) Regulations, 1996 (the "Insurance Accounts Regulations"). Such accounts must be filed with IFSRA and with the Registrar of Companies in Ireland.

Additionally, Quanta Ireland, once authorized, will be required to establish and maintain an adequate solvency margin and a minimum guarantee fund, both of which must be free from all foreseeable liabilities and not available for other purposes such as use as reserves. Currently, the solvency margin is calculated as the higher amount of a percentage of the annual amount of premiums (premiums basis) or the average burden of claims for the last three years (or seven years if Quanta Ireland, once authorized, writes any credit, storm, hail or frost insurance) (claims basis). If in any year, following its authorization, the solvency margin calculated for Quanta Ireland is lower than that for the previous year, the solvency margin will be the previous year's solvency margin multiplied by the ratio of technical reserves (net of reinsurance) at the end of the last financial year to technical reserves (net of reinsurance) at the beginning of the year. The ratio cannot be greater than one. As noted above with respect to the conditions that we expect will attach to Quanta Ireland 's authorization, once obtained, Quanta Ireland will be required to have a solvency margin significantly in excess of the prescribed minimum. IFSRA may revalue downward the assets eligible to constitute the solvency margin in certain circumstances.

The minimum guarantee fund is equal to one third of the solvency margin requirement as set out above, subject to a minimum. It is not an additional fund and is included in the solvency margin. Where an insurer is part of an insurance group, the solvency margin must be recalculated to eliminate any double counting of capital within the group. If Quanta Ireland writes any credit insurance it will be required to maintain a further reserve, known as an equalization reserve, in respect of that business. Quanta Ireland will be obliged to have a minimum paid up share capital of not less than 635,000 Euro which can form part of the solvency margin.

Investment Restrictions

The Insurance Acts and Regulations limit the categories of assets that may be used to represent technical reserves and the required solvency margin. They also impose asset diversification, localization and currency matching rules and limit the use of derivatives in relation to assets used to represent technical reserves.

The localization rules require that assets representing technical reserves in respect of EU risks be localized in the EU. The documents of title must be held in the EU and the assets themselves must comply with the tests for localization set out in the Insurance Acts and Regulations. The currency matching rules require that a proportion of the assets representing risks arising in any currency must be held in assets denominated or readily realizable in that currency.

Restrictions on Non-insurance Activities

Under the Insurance Acts and Regulations, Quanta Ireland, once authorized, will be required to limit its activities to the business of non-life insurance and operations arising directly from that business.

Books and Records

Quanta Ireland, once authorized, will be required to maintain proper records of its business at its registered office in Ireland.

IFSRA Guidelines

In addition to the Insurance Acts and Regulations, Quanta Ireland, once authorized, will be expected to comply with certain guidelines issued by IFSRA in July 2001. The following are the most relevant guidelines:

•	All insurers supervised by IFSRA are obliged to appoint a compliance officer, who must carry out the duties and functions set forth in the guidelines. The compliance officer may simultaneously hold other offices within the insurer.

•	All directors of insurers supervised by IFSRA are required to certify to IFSRA on an annual basis that the insurer has complied with all relevant legal and regulatory requirements throughout the year.

•	Every insurer must adopt an appropriate asset management policy having regard to its liabilities profile.

•	All insurers must formulate a clear and prudent policy on the use of derivatives for all purposes and, furthermore, have controls in place to ensure that the policy is implemented.

•	All non-life insurers are required to provide an annual actuarial opinion as to the adequacy of their reserves.

More recently, IFSRA issued proposed guidelines relating to the evaluation of the reinsurance cover of primary insurers and the security of their reinsurers. If these guidelines are adopted, Quanta Ireland, once authorized, will be required to comply with them. We anticipate that further guidelines will be issued by IFSRA from time to time in the future.

Withdrawal of Authorization

An insurer supervised by IFSRA may have its authorization revoked by IFSRA, if IFSRA is satisfied that the insurer:

•	has not used its authorization for the last 12 months, has expressly renounced its authorization or has ceased to carry on business covered by the authorization for more than six months;

•	has been convicted of certain offences under the Insurance Acts and Regulations;

•	no longer fulfils the conditions for authorization required by the Insurance Acts and Regulations;

•	has been unable to take measures contained in a restoration plan or finance scheme envisaged by the Insurance Acts and Regulations;

•	fails seriously in its obligations under the Insurance Acts and Regulations;

•	fails to comply with a requirement to produce certain documentation pursuant to an investigation; or

•	fails to comply with a direction from IFSRA as provided for in the Insurance Acts and Regulations.

IFSRA may also suspend an authorization in certain circumstances. If IFSRA revokes the authorization of an insurer, the right of that insurer to continue its activities in another EEA member state, whether by way of freedom of services or through a right of establishment of a branch, will immediately cease.

Approval of Directors and Managers

In addition to the restrictions set forth above, IFSRA must approve the appointment of any new directors or managers of Quanta Ireland, once authorized, including managers of Quanta U.K.

Supervision, Investigation and Intervention

The Insurance Acts and Regulations confer on IFSRA wide-ranging powers in relation to the supervision and investigation of insurers, including the following:

•	IFSRA has power to require an insurer to submit returns and documents to it in such form as may be prescribed by regulation and to require that they be attested by directors and officers of the insurer. IFSRA may also require that they be attested by independent professionals and that they be published. Additionally, IFSRA has a right to disclose any such returns or documents to the supervisory authorities of other EU Member States;

•	IFSRA may require information in relation to the insurer or any connected body;

•	IFSRA has power to direct that an investigation of an insurer's affairs be carried out in order to be satisfied that the insurer is complying or has the ability to continue to comply with its obligations under the Insurance Acts and Regulations. If necessary IFSRA may seek a High Court order prohibiting the free disposal of an insurer's assets;

•	In certain circumstances, including where IFSRA believes that an insurer may be unable to meet its liabilities or provide the required solvency margin, IFSRA may direct the insurer to take measures including: closing to new business, limiting its premium income, restricting its investments in certain assets, realizing assets, maintaining assets in Ireland and any further measures specified in the direction;

•	If IFSRA considers that policyholders' rights are threatened, it can require the insurer concerned to produce a financial recovery plan, covering the next three years and to maintain a higher solvency margin; IFSRA is prohibited from issuing a certificate that the insurer meets the required solvency margin while it believes that policyholders' rights are threatened;

•	If the solvency margin of the insurer falls below the minimum guarantee fund, IFSRA must require the insurer to submit a short-term finance scheme; and

•	IFSRA may confer wide ranging powers on "authorized officers" in relation to insurers for the purpose of the Insurance Acts and Regulations. These powers include permitting an authorized officer to search a premises and remove documents. An authorized officer may also be empowered to compel persons to provide information and documentation and to prepare a report on specified aspects of the business or activities of an insurer and other prescribed persons.

Auditors to an insurer have a statutory duty to report to IFSRA in certain circumstances.

Certain breaches of the Insurance Acts and Regulations may constitute criminal offences and render the persons found guilty of such offences liable to fines and/or imprisonment.

Certain other Irish Law Considerations

As a company that is incorporated, and that we expect will carry on business in Ireland, Quanta Ireland, is subject to the laws and regulations of Ireland. The Irish Companies Acts, 1963 to 2003 (the "Companies Acts") and the common law include the following restrictions that will apply to Quanta Ireland:

•	Irish law requires the directors of a company to act in good faith for the benefit of the company and for example, prohibits the gratuitous use of corporate assets for the benefit of directors and persons connected with them;

•	Irish company law applies capital maintenance rules. In particular, Quanta Ireland will be restricted to declaring dividends only out of "profits available for distribution." Profits available for distribution are a company's accumulated realized profits less its accumulated realized losses. Such profits may not include profits previously utilized either by distribution or capitalization and such losses do not include amounts previously written-off in a reduction or reorganization of capital;

•	Irish law restricts a company from entering into certain types of transactions with its directors and officers by either completely prohibiting such transactions or permitting them only subject to conditions;

•	Irish law restricts the giving of financial assistance by a company in connection with the purchase of its own shares or those of its holding company;

•	All Irish companies are obliged to file prescribed returns (including, in most cases, audited accounts) in the Companies Registration Office annually and on the happening of certain events such as the creation of new shares, a change in directors or the passing of certain shareholder resolutions;

•	A private limited company cannot offer shares or debentures to the public. Quanta Ireland is a private limited company;

•	A statutory body known as the Office of the Director of Corporate Enforcement (the "ODCE") has power to carry out investigations into the affairs of Irish companies in circumstances prescribed in the Companies Acts. The powers of the ODCE include the prosecution (both civil and criminal) of persons for suspected breaches of the Companies Acts; and

•	Certain civil and criminal sanctions exist for breaches of the Companies Acts.

Quanta Ireland is also required to comply with laws such as Irish Data Protection law.

U.K. Regulation

Under U.K. law, a company may only engage in insurance and/or reinsurance business if it is authorized to do so. We expect that Quanta Ireland, once authorized, will not be authorized to carry on insurance and/or reinsurance business in the United Kingdom but will be permitted to do so through a U.K. branch office if it complies with the conditions briefly described under the heading "— Ireland — Quanta Ireland — European Passport." We intend that this branch will be a source of business for Quanta Ireland.

U.S. Regulation

We are developing our U.S. business through Quanta Indemnity, a U.S. licensed insurance company that is licensed to write insurance and reinsurance in approximately 41 states, and by writing insurance on an excess and surplus lines basis in several states in the United States through Quanta Specialty Lines. All of the issued and outstanding stock of Quanta Specialty Lines and Quanta Indemnity is owned by Quanta U.S. Holdings.

Holding Company Acts

State insurance holding company system statutes and related regulations provide a regulatory apparatus that is designed to protect the financial condition of domestic insurers operating within a holding company system. All insurance holding company statutes require disclosure and, in some instances, prior approval of material transactions between the domestic insurer and an affiliate. These transactions typically include sales, purchases, exchanges, loans and extensions of credit, reinsurance agreements, service agreements, guarantees and investments between an insurance company and its affiliates, involving in the aggregate specified percentages of an insurance company's admitted assets or policyholders surplus, or dividends that exceed specified percentages of an insurance company's surplus or income.

The state insurance holding company system statutes may discourage potential acquisition proposals, such as other U.S. insurers whom we may wish to acquire, and may delay, deter or prevent a change of control of Quanta Holdings, Quanta U.S. Holdings, Quanta Indemnity or Quanta Specialty Lines including through transactions, and in particular unsolicited transactions, that we or our shareholders might consider to be desirable.

Before a person can acquire control of a domestic insurer or reinsurer, prior written approval must be obtained from the insurance commissioner of the state where the domestic insurer is domiciled. Prior to granting approval of an application to acquire control of a domestic insurer, the state insurance commissioner where the insurer is domiciled will consider such factors as the financial strength of the applicant, the integrity and management of the applicant's board of directors and executive officers, the acquiror's plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the closing of the acquisition of control. Generally, state statutes provide that "control" over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, ten percent or more of the voting securities of the domestic insurer. Because a person acquiring ten percent or more of the common shares of Quanta Holdings' shares would indirectly acquire the same percentage of Quanta Specialty Lines' and Quanta Indemnity's common stock, the U.S. insurance change of control laws will likely apply to such a transaction.

Typically, the holding company statutes will also require each of our U.S. subsidiaries periodically to file information with state insurance regulatory authorities, including information concerning capital structure, ownership, financial condition and general business operations.

Regulation of Dividends and other Payments from Insurance Subsidiaries

The ability of a U.S. insurer to pay dividends or make other distributions is subject to insurance regulatory limitations of the insurance company's state of domicile. Generally, these laws require prior regulatory approval before an insurer may pay a dividend or make a distribution above a specified level. In many U.S. jurisdictions, including the State of Indiana where Quanta Specialty Lines is domiciled and the State of Colorado where Quanta Indemnity is domiciled, this level currently is set at the greater of (1) 10% of the insurer's statutory surplus as of the end of the last preceding calendar year or (2) levels of the insurer's net income for the prior calendar year. In addition, the laws of many U.S. jurisdictions require an insurer to report for informational purposes to the insurance commissioner of its state of domicile all declarations and proposed payments of dividends and other distributions to securityholders.

The dividend limitations imposed by the state laws are based on statutory financial results, determined by using statutory accounting practices which differ in certain respects from accounting principles used in financial statements prepared in conformity with U.S. GAAP. The significant differences relate to treatment of deferred acquisition costs, deferred income taxes, required investment reserves, reserve calculation assumptions and surplus notes. In connection with the acquisition of a U.S. insurer, insurance regulators in the United States often impose, as a condition to the approval of the acquisition, additional restrictions on the ability of the U.S. insurer to pay dividends or make other distributions. These restrictions generally prohibit the U.S. insurer from paying dividends or making other distributions for a number of years without prior enhanced regulatory approval.

Insurance Regulatory Information System Ratios

The NAIC Insurance Regulatory Information System ("IRIS") was developed by a committee of state insurance regulators and is intended primarily to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies 11 industry ratios and specifies "usual values" for each ratio. Departure from the usual values of the ratios can lead to inquiries from individual state insurance commissioners regarding different aspects of an insurer's business. Insurers that report four or more unusual values are generally targeted for regulatory review.

Accreditation

The NAIC has instituted its Financial Regulatory Accreditation Standards Program ("FRASP") in response to federal initiatives to regulate the business of insurance. FRASP provides a set of standards designed to establish effective state regulation of the financial condition of insurance companies. Under FRASP, a state must adopt certain laws and regulations, institute required regulatory practices and procedures, and have adequate personnel to enforce these laws and regulations in order to become an "accredited" state. Accredited states are not able to accept certain financial examination reports of insurers prepared solely by the regulatory agency in an unaccredited state.

Risk-Based Capital Requirements

In order to enhance the regulation of insurer solvency, the NAIC adopted in December 1993 a formula and model law to implement risk-based capital requirements for property and casualty insurance companies. These risk-based capital requirements are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholder obligations. The risk-based capital model for property and casualty insurance companies measures three major areas of risk facing property and casualty insurers:

•	underwriting, which encompasses the risk of adverse loss developments and inadequate pricing;

•	declines in asset values arising from credit risk; and

•	declines in asset values arising from investment risks.

Insurers having less statutory surplus than required by the risk-based capital calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. Equity investments in common stock typically are valued at 85% of their market value under the risk-based capital guidelines.

Under the approved formula, an insurer's statutory surplus is compared to its risk-based capital requirement. If this ratio is above a minimum threshold, no company or regulatory action is necessary. Below this threshold are four distinct action levels at which a regulator can intervene with increasing degrees of authority over an insurer as the ratio of surplus to risk-based capital requirement decreases. The four action levels include:

•	insurer is required to submit a plan for corrective action,

•	insurer is subject to examination, analysis and specific corrective action,

•	regulators may place insurer under regulatory control, and

•	regulators are required to place insurer under regulatory control.

Guaranty Funds and Assigned Risk Plans

Most states require all admitted insurance companies to participate in their respective guaranty funds that cover various claims against insolvent insurers. Solvent insurers licensed in these states are required to cover the losses paid on behalf of insolvent insurers by the guaranty funds and are generally subject to annual assessments in the state by its guaranty fund to cover these losses. Some states also require licensed insurance companies to participate in assigned risk plans which provide coverage for automobile insurance and other lines for insureds which, for various reasons, cannot otherwise obtain insurance in the open market. This participation may take the form of reinsuring a portion of a pool of policies or the direct issuance of policies to insureds. The calculation of an insurer's participation in these plans is usually based on the amount of premium for that type of coverage that was written by the insurer on a voluntary basis in a prior year. Participation in assigned risk pools tends to produce losses which result in assessments to insurers writing the same lines on a voluntary basis.

Credit for Reinsurance

Licensed reinsurers in the United States are subject to insurance regulation and supervision that is similar to the regulation of licensed primary insurers. However, the terms and conditions of reinsurance agreements generally are not subject to regulation by any governmental authority with respect to rates or policy terms. This contrasts with primary insurance policies and agreements, the rates and terms of which generally are regulated by state insurance regulators. As a practical matter, however, the rates charged by primary insurers do have an effect on the rates that can be charged by reinsurers.

A primary insurer ordinarily will enter into a reinsurance agreement only if it can obtain credit for the reinsurance ceded on its statutory financial statements. In general, credit for reinsurance is allowed in the following circumstances:

•	if the reinsurer is licensed in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed;

•	if the reinsurer is an "accredited" or otherwise approved reinsurer in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed;

•	in some instances, if the reinsurer (a) is domiciled in a state that is deemed to have substantially similar credit for reinsurance standards as the state in which the primary insurer is domiciled and (b) meets financial requirements; or

•	if none of the above apply, to the extent that the reinsurance obligations of the reinsurer are secured appropriately, typically through the posting of a letter of credit for the benefit of the primary insurer or the deposit of assets into a trust fund established for the benefit of the primary insurer.

As a result of the requirements relating to the provision of credit for reinsurance, Quanta Bermuda and Quanta U.S. Re, are, and Quanta Ireland and Quanta U.K., once authorized, will be, indirectly subject to some regulatory requirements imposed by jurisdictions in which ceding companies are licensed. Because we anticipate that neither Quanta Bermuda, Quanta U.S. Re, Quanta Ireland nor Quanta U.K. will be licensed, accredited or otherwise approved by or domiciled in any state in the United States, primary insurers may only be willing to cede business to Quanta Bermuda, Quanta U.S. Re, Quanta Ireland or Quanta U.K., if we provide adequate security to allow the primary insurer to take credit on its balance sheet for the reinsurance it purchases. We will only be able to provide adequate security, typically through the posting of a letter of credit or deposit of assets into a trust fund for the benefit of the primary insurer, if we have in place a letter of credit facility or are otherwise able to provide necessary security. While we intend for us or one or more of our operating subsidiaries to enter into a secured facility with a syndicate of lenders that provides for, among other things, the issuance of letters of credit, we do not yet have a letter of credit facility or any commitment from a lender to provide that facility. We cannot assure you that we will be able to obtain a credit facility on terms acceptable to us. If we fail to obtain an adequate letter of credit facility, and are unable to otherwise provide the necessary security, insurance companies may be less willing to purchase our reinsurance products than if we had a letter of credit facility. If this is the case, there may be a material adverse effect on our results of operations.

Statutory Accounting Principles

Statutory accounting principles, or SAP, is a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. It is primarily concerned with measuring an insurer's surplus to policyholders. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer's domiciliary state.

U.S. GAAP is concerned with a company's solvency, but it is also concerned with other financial measurements, such as income and cash flows. Accordingly, U.S. GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management's stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with U.S. GAAP as opposed to SAP.

Statutory accounting practices established by the NAIC and adopted, in part, by State Insurance Departments, will determine, among other things, the amount of statutory surplus and statutory net income of our U.S. insurance subsidiaries, which will affect, in part, the amount of funds they have available to pay dividends to us.

Operations of Quanta Bermuda, Quanta U.S. Re, Quanta Ireland and Quanta U.K.

Quanta Bermuda and Quanta U.S. Re are not, and Quanta Ireland and Quanta U.K., once authorized, will not be, admitted to do business in the United States. The insurance laws of each state of the United States and of many other countries regulate or prohibit the sale of insurance and reinsurance within their jurisdictions by non-domestic insurers and reinsurers that are not admitted to do business within such jurisdictions. We do not intend to allow Quanta Bermuda, Quanta U.S. Re, Quanta Ireland and Quanta U.K. to maintain an office or solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction without a license, unless they can do so subject to an exemption from the licensing requirement or as an approved or accredited surplus lines insurer. We intend to operate Quanta Ireland, once authorized, Quanta U.K., once established, and Quanta Bermuda and Quanta U.S. Re in compliance with the U.S. state and federal laws; however, it is possible that a U.S. regulatory agency may raise inquiries or challenges to these subsidiaries' insurance and reinsurance activities in the future.

Federal Regulation

Although state regulation is the dominant form of regulation for insurance and reinsurance business, the federal government has shown increasing concern over the adequacy of the state regulation. It is not possible to predict the future impact of any potential federal regulations or other possible laws or regulations on our U.S. subsidiaries' capital and operations, and the enactment of such laws or the adoption of such regulations could materially adversely affect our business.

The Gramm Leach Bailey Act ("GLBA") which made fundamental changes in the regulation of the financial services industry in the United States was enacted on November 12, 1999. The GLBA permits the transformation of the already converging banking, insurance and securities industries by permitting mergers that combine commercial banks, insurers and securities firms under one holding company, a "financial holding company." Bank holding companies and other entities that qualify and elect to be treated as financial holding companies may engage in activities, and acquire companies engaged in activities, that are "financial" in nature or "incidental" or "complementary" to such financial activities. Such financial activities include acting as principal, agent or broker in the underwriting and sale of life, property, casualty and other forms of insurance and annuities.

Until the passage of the GLBA, the Glass-Steagall Act of 1933 had limited the ability of banks to engage in securities-related businesses, and the Bank Holding Company Act of 1956, as amended had restricted banks from being affiliated with insurers. With the passage of the GLBA, among other things, bank holding companies may acquire insurers, and insurance holding companies may acquire banks. The ability of banks to affiliate with insurers may affect our U.S. subsidiaries' product lines by substantially increasing the number, size and financial strength of potential competitors.

In response to the tightening of supply in some insurance markets resulting from, among other things, the terrorist attacks of September 11, 2001, the Terrorism Risk Insurance Act of 2002, or TRIA, was enacted to ensure the availability of insurance coverage for terrorist acts in the United States. TRIA generally requires U.S. insurers, including Quanta Indemnity and Quanta Specialty Lines, to make coverage for certified acts of terrorism available to their commercial property and casualty policyholders, at the same limits and terms as are available for other coverages. Exclusions or sub-limited coverage for certified acts of terrorism may be established but solely at the discretion of the insured. TRIA also establishes a $100 billion federal assistance program through the end of 2005 to help the commercial property and casualty insurance industry cover claims related to certified acts of terrorism.

A certified act of terrorism is defined by TRIA as an act of terrorism, resulting in aggregate losses greater than $5 million, that is violent or dangerous to human life, property or infrastructure,

resulting in damage within the United States or its territories and possessions, or outside the United States in the case of a U.S. flagged vessel, air carrier or mission, committed by an individual or individuals acting on behalf of any foreign person or foreign interest in an effort to coerce the U.S. civilian population or influence the policy of or affect the U.S. government's conduct by coercion. We are currently unable to predict the extent to which TRIA may affect the demand for the products of our insurance company affiliates, or the risks that may be available for them to consider underwriting. The extent to which coverage for acts of terrorism will be offered by the insurance and reinsurance markets in the future is uncertain.

Legislative and Regulatory Proposals

From time to time, various regulatory and legislative changes have been proposed in the insurance and reinsurance industry. These proposals have included the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers. Federal legislation is also being discussed that would require all states to adopt uniform standards relating to the regulation of products, licensing, rates and market conduct. We are unable to predict whether any of these or other proposed laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.

MANAGEMENT

The following table sets forth certain information regarding our executive officers and directors.

Name	Age	Title
Tobey J. Russ	45	Chairman of the Board, President and Chief Executive Officer
Michael J. Murphy	53	Deputy Chairman of the Board and Chief Operating Officer
Nigel W. Morris	45	Director
W. Russell Ramsey	44	Director
James J. Ritchie	49	Director
Wallace L. Timmeny	66	Director
John S. Brittain, Jr.	45	Chief Financial Officer
Gary G. Wang	40	Chief Risk Officer

Tobey J. Russ — Chairman, President and Chief Executive Officer.    Mr. Russ was appointed as our Chairman of the Board, President and Chief Executive Officer in 2003. Mr. Russ has 23 years of experience in the property and casualty insurance industry. From 2000 to June 27, 2003, Mr. Russ served as president and chief executive officer and a director of CFS. Prior to joining CFS, he served from 1995 to 2000 in various capacities at AIG, including senior vice president – international risk management responsible for international commercial property and casualty and specialty lines underwriting and as president, AIG risk finance, a structured insurance division of AIG Domestic Insurance Group. Before joining AIG, Mr. Russ spent 14 years in various line and management positions at Arkwright Mutual Insurance Company including four years as President, Arkwright Risk Solutions

Michael J. Murphy — Deputy Chairman and Chief Operating Officer.    Mr. Murphy was appointed as our Deputy Chairman of the Board and Chief Operating Officer in 2003. From January 2001 to June 27, 2003, Mr. Murphy served as executive vice president of CFS where he was responsible for Chubb's environmental solutions business. Mr. Murphy was also the chairman of the board of directors and co-founder of ESC. He has over 25 years of experience in risk analysis and has played an active role in the development of environmental policy and technical risk assessment procedures for the environmental insurance industry. Prior to co-founding ESC, he was the chief operating officer of Risk Science International, a corporate division of Frank B. Hall & Co. Mr. Murphy was formerly appointed to the World Health Organization's Expert Advisory Consultation of Environmental Risk Management and testified on waste policy issues before the House of Lords Conference to assist in establishing U.K. waste policy.

Nigel W. Morris — Director.    Mr. Morris is the Vice Chairman of the Board of Directors of Capital One Financial Corporation ("Capital One") which he co-founded in 1995. From 1995 until May 2003, Mr. Morris was the President and Chief Operating Officer of Capital One. Mr. Morris has been named, among other honors, "Entrepreneur of the Year" in July 1999 by the London School of Business and has served the State of Virginia at the request of Virginia Governor Mark Warner as Vice Chairman of Virginia's Commission on Efficiency and Effectiveness in 2002, as a member of the Governor's Counsel on Virginia's Future in 2003 and as a member of the governing body of the London School of Business.

W. Russell Ramsey — Director.    In May 2001, Mr. Ramsey founded the BEM Capital Management group of companies. He currently serves as chairman and chief executive officer of BEM Capital Management LLC, the parent limited liability company of the group. Mr. Ramsey is a co-founder of Friedman, Billings, Ramsey Group, Inc., a national investment bank and the parent of the initial purchaser in the Private Offering. Mr. Ramsey has been a director of Friedman, Billings, Ramsey Group, Inc. since its inception in 1989. Further, Mr. Ramsey served as president and secretary of Friedman, Billings, Ramsey Group, Inc. from 1989 to 1999 and served as its president and co-chief executive officer from 1999 to December 2001. Mr. Ramsey currently also serves on the board of directors of George Washington University and on the advisory council of National Geographic Society.

James J. Ritchie — Director.    Mr. Ritchie has over 26 years of experience in the insurance and financial services industries, particularly in the U.S. and international insurance and reinsurance industries. From February 2001 until May 2003, he served as managing director and chief financial officer of White Mountains Insurance Group, Ltd.'s OneBeacon Insurance Company and served as a group chief financial officer for White Mountains Insurance Group, Ltd. From December 2000 until February 2001, Mr. Ritchie was a consultant for White Mountains Insurance Group, Ltd. From 1986 until 2000, Mr. Ritchie held various positions with CIGNA Corporation including chief financial officer of the company's international division and head of its internal audit division. Prior to Mr. Ritchie's insurance career, from 1977 until 1986, he served in the audit group at Price Waterhouse, including as a senior audit manager. Mr. Ritchie is also a member of the board of directors and chairman of the audit committee of Ceres Group, Inc., a public company and is a certified public accountant and participates in various industry groups, including Financial Executives International, the National Association of Corporate Directors, the American Institute of Certified Public Accountants and the Institute of Internal Auditors.

Wallace L. Timmeny — Director.    Mr. Timmeny is a partner in the Washington, D.C. office of Dechert LLP, a law firm, which he joined in 1996. Mr. Timmeny is a past chairman of the Executive Council of the Securities Law Committee of the Federal Bar Association. Mr. Timmeny has served as an adjunct professor at American University School of Law, George Mason University School of Law and Georgetown University School of Law. From 1965 to 1979, Mr. Timmeny was an attorney with the U.S. Securities and Exchange Commission ("SEC") and ultimately the deputy director of the Division of Enforcement of the SEC. Mr. Timmeny also serves as a director of Friedman, Billings, Ramsey Group, Inc., a position he has held since December 29, 1997.

John S. Brittain, Jr. — Chief Financial Officer.    Mr. Brittain was appointed our Chief Financial Officer on January 12, 2004. From March 2002 until September 2003, Mr. Brittain served as Executive Vice President and Chief Financial Officer of American Management Systems, Inc. Prior to AMS, he was with Nextel Communications, Inc. where he acted as Chief Financial Officer during 2000 and 2001 and served as Vice President and Treasurer from 1999 to 2002. From 1994 through 1998, he served as Senior Vice President and Treasurer of Sotheby's Holdings, Inc. Mr. Brittain commenced his career in banking as a corporate officer of JPMorgan Chase.

Gary G. Wang — Chief Risk Officer.    Mr. Wang was appointed our Chief Risk Officer in September 2003. Prior to joining us, Mr. Wang served as senior vice president and director of research at CFS since December 2002. He has nine years of experience in the financial services industry, including service as head of Asia Risk Finance of Barclays Capital Asia from February 1998 to May 2000, senior derivatives trader of Barclays Capital New York from May 1996 to February 1998 and senior quantitative analyst at Wells Fargo Bank from January 1994 to May 1996. He is a co-founder of China Network International, a telecom services company in China. He also serves as a director of China Broadband Net Ltd., Capital Financial Co. Ltd. and Red Lion Capital Management Ltd., all of which are privately held companies.

Executive Compensation and Incentive Program

The following table sets forth certain compensation information for our Chief Executive Officer and four additional highly compensated executive officers (the "Named Executive Officers") for the year ended December 31, 2003:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Annual Compensation				Long-Term Compensation
					Awards
	Fiscal Year(1)	Salary ($)	Bonus ($)		Securities Underlying Options/SARs(#)
Tobey J. Russ Chairman of the Board, President and Chief Executive Officer	2003	250,000	250,000		649,830
Michael J. Murphy Deputy Chairman of the Board and Chief Operating Officer	2003	200,000	200,000		565,070
Kevin J. McHugh Interim President of U.S. Insurance(2)	2003	212,244	—		25,000 (3)
Gary G. Wang Chief Risk Officer	2003	116,667	320,833	(4)	20,000

(1)	No compensation was paid to the Named Executive Officers prior to the closing of the Private Offering on September 3, 2003.
(2)	Kevin J. McHugh was appointed Interim President of U.S. Insurance on September 12, 2003 and served until his resignation on March 31, 2004. We are presently conducting a search for a permanent President of U.S. Insurance to replace Mr. McHugh.
(3)	These options were not vested at the time of Mr. McHugh's resignation on March 31, 2004 and, as a result, have been forfeited.
(4)	Includes a sign-on bonus of $58,333 paid to Mr. Wang at the commencement of his employment in September 2003.

Option Grants

The following table sets forth certain information concerning individual grants of stock options made during the last completed fiscal year to each of the Named Executive Officers:

OPTION/SAR GRANTS IN LAST FISCAL YEAR

Name	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Option/SARs Granted (#)		Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise of Base Price ($/sh)	Expiration Date
						5% ($)	10% ($)
Tobey J. Russ Chairman of the Board, President and Chief Executive Officer	649,830		24.1%	10.00	09/03/2013	4,086,746	10,356,617
Michael J. Murphy Deputy Chairman of the Board and Chief Operating Officer	565,070		21.0%	10.00	09/03/2013	3,553,695	9,005,761
Kevin J. McHugh Interim President of U.S. Insurance(1)	25,000	(2)	0.01%	10.00	09/03/2013	157,224	398,436
Gary G. Wang Chief Risk Officer	20,000		0.01%	10.00	09/03/2013	125,779	318,748

(1)	Kevin J. McHugh was appointed Interim President of U.S. Insurance on September 12, 2003 and served until his resignation on March 31, 2004.
(2)	These options were not vested at the time of Mr. McHugh's resignation on March 31, 2004 and, as a result, have been forfeited.

Board of Directors

Pursuant to our bye-laws, the number of directors on our board is currently fixed at seven. Six directors are presently serving on our board, three of whom are independent as that term is defined by The Nasdaq National Market, Inc. We intend to appoint the remaining director who will be independent to fill the vacancy. All of our directors were appointed in 2003 and serve for a term of one year and stand for election at our annual shareholders meeting.

Board Committees

Our board of directors has established three committees entirely comprised of independent directors.

Audit Committee

Our board of directors has established an audit committee. The audit committee assists our board of directors and our management to ensure that we consistently act with integrity and accuracy in financial reporting. The audit committee's responsibilities include:

•	selecting and reviewing our independent auditors and their services;

•	reviewing and discussing with appropriate members of our management our audited financial statements, related accounting and auditing principles, practices and disclosures;

•	reviewing and discussing our quarterly financial statements prior to the filing of those quarterly financial statements;

•	establishing procedures for the receipt of, and response to, any complaints received by us regarding accounting, internal accounting controls, or auditing matters, including anonymous submissions by employees;

•	reviewing the accounting principles and auditing practices and procedures to be used for our financial statements and reviewing the results of those audits; and

•	monitoring the adequacy of our operating and internal controls as reported by management and the independent or internal auditors.

James J. Ritchie is the chairman of our audit committee, and the other members of our audit committee are Nigel W. Morris and Wallace L. Timmeny.

Compensation Committee

Our board of directors has established a compensation committee. The compensation committee's responsibilities include:

•	establishing and reviewing the overall corporate policies, goals and objectives for the compensation of our chief executive officer and other executive officers, including a review of the relationship of executive compensation to corporate performance and relative shareholder return, compensation at comparable companies, past years compensation to our executives, and other relevant factors;

•	evaluating the performance of our chief executive officer and other executive officers in light of the corporate goals and objectives and, based on that evaluation, determining the compensation of the chief executive officer and other executives officers, including individual elements of salary, bonus, supplemental retirement, incentive and equity compensation, in light of the corporate goals and the performance evaluation; and

•	making recommendations to our board of directors regarding the salaries, benefits and other compensation of our non-employee directors, committee chairpersons, and committee members.

Nigel W. Morris is the chairman of our compensation committee, and the other members are James J. Ritchie and Wallace L. Timmeny.

Governance and Nominating Committee

Our board of directors has established a governance and nominating committee. The governance and nominating committee is responsible for assisting the board of directors by identifying the individuals qualified to serve on our board of directors and to recommend to the board the nominees for election by shareholders at each annual meeting of shareholders, to recommend to the board, director nominees for each committee of the board, to develop, recommend to the board, and assess corporate governance policies for the company, and to lead the board in its annual review of the board's performance. The governance and nominating committee's responsibilities include:

•	assessing, developing and communicating with the board concerning the appropriate criteria for nominating and appointing directors;

•	actively seeking individuals qualified to become board members for recommendation to the board;

•	if and when requested by the board, identifying and recommending to the board the appointees to be selected by the board for service on the committees of the board;

•	having sole authority to retain and terminate any search firm used to identify director candidates and having sole authority to approve the search firm's fees and other retention terms;

•	developing, assessing and recommending to the board of corporate governance policies, including our code of business conduct,

•	reviewing, on behalf of the board, of the charter of each committee of the board and making recommendations to the relevant committees with respect to these charters and to the board in connection with the board's action relating to these charters;

•	receiving comments from all directors and report its assessment of the board's performance annually to the board to be discussed with the full board following the end of each fiscal year;

•	reviewing and assessing the management succession plan for the chief executive officer position and other members of executive management and the annual review of its assessment of those plans with the board;

•	reviewing written communications from shareholders concerning our annual general meeting and governance process and making recommendations to the board with respect to these communications;

•	reviewing requests from directors and executive officers for waivers from our code of conduct, making recommendations to the board concerning those requests or granting such requests on behalf of the board, if appropriate, and reviewing any required disclosures relating to those waivers;

•	monitoring and reviewing with management our strategies; and

•	overseeing of the director orientation program to familiarize new directors with our business, governance practices and industry trends.

Wallace L. Timmeny is the chairman of our corporate governance and nominating committee, and the other members are Nigel W. Morris and James J. Ritchie.

Non-Employee Director Compensation

We reimburse all non-employee directors for expenses incurred to attend meetings of our board of directors or committees, and we pay each non-employee director a $1,500 fee for each board and committee meeting attended. In addition, we pay each non-employee director annual cash compensation of $30,000 unless these directors elect to receive shares as provided by our 2003 long term incentive plan described below. We also pay the chairperson of our audit committee annual cash compensation of $15,000 and all other committee chairpersons annual cash compensation of $10,000. Each non-employee director received options to purchase 25,000 shares with an exercise price of $10.00 per share upon the closing of the Private Offering. The terms and conditions of these stock options are governed by the 2003 long term incentive plan described below.

Employment Agreements

The following information summarizes the employment agreements for Tobey J. Russ, our chairman, president and chief executive officer, Michael J. Murphy, our deputy chairman and chief operating officer, John S. Brittain, Jr., our chief financial officer, and Gary G. Wang, our chief risk officer.

Tobey J. Russ.    Under Mr. Russ' employment agreement, Mr. Russ has agreed to continue to serve as our president and chief executive officer. The term of Mr. Russ' employment agreement continues until September 3, 2008 and will be automatically renewed for additional one-year terms unless notice of termination of Mr. Russ' employment is provided by us or Mr. Russ at least 90 days prior to the end of the term. Mr. Russ receives an annual base salary of $750,000 and is eligible to receive an annual incentive bonus of 100% of his base salary based upon the achievement of specified targets to be determined by the compensation committee of our board of directors. Mr. Russ was also granted stock options to purchase 649,830 shares as an inducement to accept this position and as a performance incentive. In any year during the term of his employment agreement, Mr. Russ will be entitled to receive not less than the largest award of restricted shares and stock options granted to any continuing member of management provided that Mr. Russ will not be entitled to receive any grants of restricted shares until December 31, 2005.

If the employment agreement is terminated by Mr. Russ for good reason, as defined in the employment agreement, or by us not for cause, as defined in the agreement, we will pay Mr. Russ the prorated portion of his bonus for the year in which he is terminated, an amount equal to two times the sum of his base salary and the target bonus and his options and restricted stock will vest on the date of such termination. In the event that payments made to Mr. Russ are subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, Mr. Russ is entitled to receive a gross-up payment equal to the sum of the excise tax and any income and excise tax on the gross-up payment, plus any additional taxes thereon. If the agreement is terminated for cause or due to Mr. Russ' resignation or termination of his employment other than for good reason, he shall be entitled to receive his base salary through the date of his termination. Mr. Russ is also subject to non-competition and non-solicitation provisions for a period of one year after termination of the employment agreement subject to certain exceptions, as well as ongoing confidentiality and non-disparagement requirements.

Cause, good reason and change of control are defined as follows:

•	Cause includes theft or embezzlement, conviction of any felony or any misdemeanor involving moral turpitude, willful or prolonged absence from work (other than due to disability or physical or mental illness), willful failure or refusal to perform his duties and responsibilities, continued and habitual use of alcohol, use of illegal drugs, material breach of any of the provisions contained in the employment agreement, in most instances unless corrected within 30 days after his being given written notice.

•	Good reason includes material diminution of Mr. Russ' duties or responsibilities, his not being elected or reelected to the board of directors or the requirement that he report to anyone other than our board of directors, the occurrence of a change of control, any material breach by us of the agreement, any reduction of Mr. Russ' base salary or our giving of written notice of our intention not to extend the agreement in accordance with its term.

•	A change of control occurs:

•	if any person (within the meaning of the Exchange Act, other than a permitted person (as defined in the agreement), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of voting securities (as defined in the agreement) representing 40% or more of the total voting power of all the then outstanding voting securities; or

•	the individuals who, as of the date of the employment agreement, constitute our board of directors together with those who become directors subsequent to such date and whose recommendation, election or nomination for election to our board of directors was approved by a vote of at least a majority of the directors then still in office who either were directors as of such date or whose recommendation, election or nomination for election was previously so approved, cease for any reason to constitute a majority of the members of the Board; or

•	the consummation of a merger, consolidation, recapitalization, liquidation, sale or disposition by us of all or substantially all of our assets, or our reorganization, other than any such transaction which would (x) result in at least 60% of the total voting power represented by the voting securities of the surviving entity or, in the case of an asset sale, the successor entity, outstanding immediately after such transaction being beneficially owned, directly or indirectly, by our shareholders immediately preceding the transaction and (y) not otherwise be deemed a change in control under the agreement; or

•	the board of directors adopts a resolution to the effect that, for purposes of the employment agreement, a change in control has occurred.

For purposes of the definition of change of control, "permitted persons" means Quanta Holdings, any related party; or any group (as defined in Rule 13d-3 under the Exchange Act) composed of any or all of the foregoing; "related party" means one or our majority-owned subsidiaries; a trustee or other fiduciary holding securities under our employee benefit plan or one of our majority-owned subsidiaries; or a corporation owned directly or indirectly by our shareholders in substantially the same proportion as their ownership of voting securities. "Voting security" means any of our securities carrying the right to vote generally in the election of directors.

Michael J. Murphy.    Under Mr. Murphy's employment agreement, Mr. Murphy has agreed to continue to serve as chief operating officer and deputy chairman of our board of directors. The term of Mr. Murphy's employment agreement continues until September 3, 2008 and will be automatically renewed for additional one-year terms unless notice of termination of Mr. Murphy's employment is provided by us or Mr. Murphy at least 90 days prior to the end of the term. Mr. Murphy receives an annual base salary of $600,000 and is eligible to receive an annual incentive bonus of 100% of his base salary based upon the achievement of specified targets to be determined by the compensation committee of our board of directors. Mr. Murphy was also granted stock options to purchase 565,070 shares as an inducement to accept this position and as a performance incentive. Mr. Murphy will not be entitled to receive any grants of restricted shares until December 31, 2005.

If the employment agreement is terminated by Mr. Murphy for good reason, as defined in the employment agreement, or by us not for cause, as defined in the agreement, we will pay Mr. Murphy the prorated portion of his bonus for the year in which he is terminated, an amount equal to two times the sum of his base salary and the target bonus and his options and restricted stock will vest on the date of such termination. In the event that payments made to Mr. Murphy are subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, Mr. Murphy is entitled to receive a gross-up payment equal to the sum of the excise tax and any income and excise tax on the gross-up payment, plus any additional taxes thereon. If the agreement is terminated for cause or due to Mr. Murphy's resignation or leaving of his employment other than for good reason, he shall be entitled to receive his base salary through the date of his termination. Mr. Murphy is also subject to non-competition and non-solicitation provisions for a period of one year after termination of the employment agreement subject to certain exceptions, as well as ongoing confidentiality and non-disparagement requirements. Cause, good reason and change of control are defined as described above.

John S. Brittain, Jr.    Under Mr. Brittain's employment agreement, Mr. Brittain has agreed to serve as our chief financial officer. Mr. Brittain receives an annual base salary of $375,000 and is eligible to receive an annual incentive bonus of up to 100% of his base salary. Under the terms of his agreement, Mr. Brittain also received a sign-on bonus of $50,000, and has been granted stock options to purchase 100,000 shares.

If Mr. Brittain's agreement is terminated by us within the first twenty-four months of his employment for reasons other than cause, we must pay Mr. Brittain the greater of six months' severance or severance equal to the number of months remaining between his termination of employment date and the second anniversary of the day he began employment with us. Our agreement with Mr. Brittain does not require us to employ him over a fixed term. Additionally, Mr. Brittain presently does not have a non-competition or non-solicitation agreement with us. Therefore, he may voluntarily terminate his employment with us at any time and is not restricted from seeking employment with our competitors or others who may seek his expertise.

Gary G. Wang.    Under Mr. Wang's employment agreement, Mr. Wang has agreed to serve as our chief risk officer. Mr. Wang receives an annual base salary of $350,000 and is eligible to receive an annual incentive bonus at a target level of 50% of his base salary with the amount awarded being subject to our profitability and his performance. In accordance with the terms of his agreement, Mr. Wang was granted stock options to purchase 20,000 shares on September 3, 2003. Our agreement with Mr. Wang does not require us to employ him over a fixed term. Additionally, Mr. Wang presently does not have a non-competition or non-solicitation agreement with us. Therefore, he may voluntarily terminate his employment with us at any time and is not restricted from seeking employment with our competitors or others who may seek his expertise.

2003 Long Term Incentive Plan

Our shareholders and our board approved our 2003 long term incentive plan in July 2003. The plan is intended to advance our interests and those of our shareholders by providing a means to attract, retain and motivate employees and directors upon whose judgment, initiative and efforts and our continued success, growth and development is dependent. The compensation committee of our board of directors will administer the plan and make all decisions with respect to the plan. The compensation committee will be composed solely of independent directors. The persons eligible to receive awards under the plan include our directors, officers, employees and consultants and those of our affiliated entities.

The 2003 plan provides for the grant to eligible employees, directors and consultants of stock options, stock appreciation rights, restricted shares, restricted share units, performance awards, dividend equivalents and other share-based awards. The 2003 Plan also provides our directors with the opportunity to receive their annual retainer fee for board of director service in shares.

The compensation committee will select the recipients of awards granted under the plan and will determine the dates, amounts, exercise prices, vesting periods and other relevant terms of the awards. The maximum number of shares reserved for issuance under the plan will be 5,850,000, but the maximum number of shares with respect to which options and stock appreciation rights may be granted during a calendar year to any eligible employee will be 700,000 shares and with respect to performance awards, restricted shares and restricted share units intended to qualify as performance-based compensation within the meaning of Section 162(m)(4)(C) of the Internal Revenue Code will be the equivalent of 250,000 shares during a calendar year to any eligible employee.

We have granted the following options to purchase shares:

•	options granted to Messrs. Russ, Murphy, and Brittain in an aggregate amount equal to 1,314,900; and

•	options to purchase approximately 1,563,500 shares granted to directors and other employees.

The compensation committee will determine the pricing of awards granted under the plan as of the date the award is granted. The compensation committee will determine the vesting schedule of awards granted under the plan. Recipients of awards may exercise awards at any time after they vest and before they expire, except that no awards may be exercised after ten years from the date of grant. Awards are generally not transferable by the recipient during the recipient's life. Awards granted under the plan will be evidenced by either an agreement that is signed by us and the recipient or a confirming memorandum issued by us to the recipient setting forth the terms and conditions of the awards. Award recipients and beneficiaries of award recipients have no right, title or interest in or to any shares subject to any award or to any rights as a shareholder, unless and until shares are actually issued to the recipient.

The plan will not affect any other incentive compensation plan we adopt and will not preclude us from establishing any other incentive compensation plans for our directors, officers, employees or consultants.

The plan will terminate after ten years from the date of its initial adoption by our board of directors.

Annual Variable Cash Compensation Plan

We have adopted an Annual Variable Cash Compensation Plan that is available to our employees generally, including our executive officers, that we believe will allow us to attract and retain employees by providing them with cash rewards in the form of additional compensation for their contributions to the operating profits and earning power of our business. For most employees, rewards paid under this plan will be highly dependent on performance measured at an individual and business unit level. In general, rewards will be funded by a sharing of profit in excess of a minimum return on capital to shareholders. Profit will be measured in terms of the estimated net present value of after-tax profit from business written in each year. Reward will be paid out in four annual installments and deferred balances will be subject to adjustments to the extent that the initial estimate of policy year profit deviates from actual returns and will earn interest. Employees who voluntarily end their employment or are involuntarily terminated will forfeit unpaid reward under the plan. In the event of a change of control, each employee will be paid his or her allocable share of the award pool unless the successor company determines to continue the plan through the end of our fiscal year. In the event an employee's employment terminates within 12 months following a change of control other than for cause, the employee will be fully vested in all incentive awards allocated but unpaid as of his or her termination date and will be paid 100% of the net present value of his or her account within 90 days of his or her termination. A change of control for purposes of the plan is defined generally as (1) the purchase by any person or group of persons of 40% or more of the combined voting power of the outstanding voting stock of our company, (2) approval by our board of directors of a reorganization, merger, consolidation, liquidation or dissolution, in each case, with respect to which persons who were shareholders of our company immediately prior to such reorganization, merger, consolidation, liquidation or dissolutions do not, immediately thereafter, own more than 51% of the combined voting power of the outstanding voting stock of our company, liquidation or dissolution or (3) the sale of 50% or more of our company's assets.

Compensation Committee Interlocks and Insider Participation

Our independent directors are, and we expect they will continue to be, the only members of our compensation committee. None of our directors or executive officers has a relationship with us or any other company that the SEC defines as a compensation committee interlock or insider participation that should be disclosed to shareholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Founders Agreements

We were formed on May 23, 2003. In connection with our formation and capitalization prior to the Private Offering, we issued 1,250,000 shares to MTR Capital Holdings, LLC ("MTR") and 750,000 shares to BEMI. MTR was equally owned by its members, BEM Specialty Investments, LLC, Russ Family, LLC and CPD & Associates, LLC. Following the Private Offering, MTR was dissolved and the shares held by MTR were distributed to its members. Following the dissolution of MTR, we repurchased 184,892 shares from BEMI and 102,717 shares from each of BEM Specialty Investments, LLC, Russ Family, LLC and CPD & Associates, LLC at the original cost of $0.01 per share.

Mr. Ramsey is the manager and sole voting member of BEM Specialty Investments, LLC, Tobey J. Russ, our chairman and chief executive officer, is the manager and sole voting member of Russ Family, LLC and Michael J. Murphy, our deputy chairman and chief operating officer, is the manager and sole voting member of CPD & Associates, LLC. Mr. Ramsey is also the manager and sole voting member of BEMI. For additional information about the relationships among BEMI, Mr. Ramsey and FBR, see "— Transactions with Friedman, Billings, Ramsey Group, Inc."

At the closing of the Private Offering, we granted warrants to BEM Specialty Investments, LLC to purchase 1,130,139 common shares and we granted warrants to each of Russ Family, LLC and CPD & Associates, LLC to purchase 706,337 common shares. These warrants are exercisable at $10.00 per share and have a ten-year term.

We granted registration rights to BEMI, MTR, BEM Specialty Investments, LLC, Russ Family, LLC and CPD & Associates, LLC for their benefit and the benefit of their direct and indirect transferees of shares. These registration rights are described under "Description of Share Capital — Registration Rights" below. Further information regarding the beneficial ownership of these shares is provided at "Principal Shareholders" below.

Employment Agreements

We have entered into employment agreements with Tobey J. Russ, Michael J. Murphy, John S. Brittain, Jr. and Gary G. Wang. Messrs. Russ, Murphy, Brittain and Wang received options to purchase 649,830, 565,070, 100,000 and 20,000 shares, respectively, in connection with entering into their employment agreements. The exercise price of the options is $10.00 per share for Messrs. Russ, Murphy and Wang and $10.50 per share for Mr. Brittain. A description of the employment agreements and the options granted to Messrs. Russ, Murphy, Brittain and Wang are included in "Management — Employment Agreements" above.

Loan with BEM Investments, LLC

In May 2003, we entered into a term loan agreement with BEMI. Under the loan agreement, BEMI agreed to provide term loans to us of $10.0 million in the aggregate. The outstanding principal bears interest at a rate of 9% per annum. We borrowed $2.0 million of principal under this facility. The outstanding principal balance of $2.0 million plus accrued interest under this agreement was repaid in full with a portion of the proceeds of the Private Offering and the term loan agreement was terminated. The proceeds of the loans were used to fund our start-up and some of our offering expenses incurred in the Private Offering. Mr. Ramsey, one of our directors, is the manager and sole voting member of BEMI. For information about the relationships among BEMI, Mr. Ramsey and FBR, see "— Transactions with Friedman, Billings, Ramsey Group, Inc."

Private Offering

Nigel W. Morris, James J. Ritchie and Wallace L. Timmeny, who are our directors, Tobey J. Russ, our chairman and chief executive officer, Michael J. Murphy, our deputy chairman and chief operating officer, Lynne M. Miller, the chief executive officer of ESC, Richard I. Harris, Managing Director of Quanta U.K., BEMI, some former shareholders of ESC and some of our employees purchased an aggregate of 2,386,631 shares in privately negotiated transactions from us in the Private Offering, at $9.30 per share.

Private Placement to Nigel Morris

On December 22, 2003, Nigel W. Morris purchased 291,262 shares in a privately negotiated transaction from us at a purchase price of $10.30 per share. The terms of the private placement to Mr. Morris were approved by our audit committee. These shares are not being registered pursuant to the registration statement of which this prospectus is part, but we entered into a registration rights agreement with Mr. Morris covering these shares. See "Description of Share Capital — Registration Rights."

ESC Acquisition

On September 3, 2003, we acquired all of ESC's outstanding stock for a cash purchase price of $18.9 million, which included an adjustment based on ESC's working capital as of the closing. Generally, working capital under the purchase agreement means the difference between current assets and current liabilities plus expense incurred by ESC in connection with the ESC acquisition related to its financial advisors, accountants and legal counsel. Under the purchase agreement, ESC's shareholders also have a right to receive an earn-out payment if ESC achieves specified EBITDA targets. EBITDA generally is defined to mean earnings before interest, taxes, depreciation and amortization, calculated in accordance with GAAP as in effect at closing. Under the earn-out, if EBITDA for the two-year period ending December 31, 2005 is $7.5 million or greater, we will be require to pay an additional $5.0 million to ESC's shareholders. If EBITDA is greater than $7.0 million and less than $7.5 million then we will be required to pay a pro rata portion of the $5.0 million. EBITDA excludes the effect of purchase price accounting adjustments relating to the ESC acquisition, bonuses inconsistent with ESC's past practice paid to any of ESC's shareholders who are employees, and charges or allocations for our management or overhead where we provide no services or benefits to ESC. Under the ESC agreement, we have agreed to use our commercially reasonable efforts to engage ESC, on arm's length terms and conditions, to satisfy our requirements for services of the kind performed by ESC as of the closing. Additionally, we have agreed to manage ESC in good faith taking into account our short term and long term objectives and make working capital available to ESC as reasonably necessary to support the operation and growth of its business.

ESC's shareholders agreed to join us in a Section 338(h)(10) election under the Internal Revenue Code. We also agreed to reimburse ESC's shareholders for any additional tax they incur as a result of making a Section 338(h)(10) election. The Section 338(h)(10) election will allow us to treat the acquisition of ESC as an asset purchase, rather than as a stock purchase, for U.S. tax purposes, which in turn will enable us to amortize the majority of the purchase price of ESC, for tax purposes. We estimate that the amount we will pay to ESC's shareholders to reimburse them for any additional tax resulting from the Section 338(h)(10) election will be approximately $1.3 million and we expect to realize a significant tax benefit resulting from the Section 338(h)(10) election.

Prior to the acquisition, Michael J. Murphy, who was the chairman of ESC, and our deputy chairman and chief operating officer, and a trust for the benefit of his children together owned approximately 27.5% of the outstanding shares of ESC. Lynne M. Miller, the chief executive officer of ESC, and a trust for the benefit of her son also together owned approximately 27.5% of the outstanding shares of ESC. Ms. Miller remained the chief executive officer of ESC following its acquisition. The purchase agreement provides that Mr. Murphy and Ms. Miller will not compete with us for a period of three years and will not solicit customers and employees for three years. The purchase agreement further provides that ESC's former shareholders will indemnify us for any breach of their representations, warranties and covenants in the purchase agreement up to an aggregate amount of 25% of the purchase price (including any amounts paid for the earn out), but only to the extent our aggregate damages exceed $100,000. ESC's former shareholders holding approximately 95% of ESC's shares have agreed to place 25% of the purchase price paid to them at closing in escrow to secure these indemnification obligations until the first anniversary of the closing date of the ESC acquisition. The escrow consists of cash or, in the case of Mr. Murphy and Ms. Miller, a portion of the shares purchased by Mr. Murphy and Ms. Miller in the Private Offering. In the Private Offering, Mr. Murphy purchased 268,817 of our common shares and Lynne M. Miller purchased 161,290 of our common shares.

Mr. Murphy, Ms. Miller and a third ESC shareholder act as representatives of ESC's shareholders with respect to matters arising under the purchase agreement, including matters related to the contingent amounts payable by us under the earn-out, the escrow and the resolution of any indemnification claim under the purchase agreement. Because Mr. Murphy is one of our executive officers and Ms. Miller is an officer of one of our subsidiaries, the achievement and determination of any contingent amounts payable to them under the earn-out, as well as the resolution of any claims for indemnification under the purchase agreement, could result in a potential conflict of interest.

From time to time ESC has entered into agreements with Industrial Recovery Capital Holdings Company and its subsidiaries, or IRCC, to perform environmental investigation and remediation design and management services for IRCC. IRCC acquires, rehabilitates, and disposes of properties exposed to environmental contaminants. Mr. Murphy and Ms. Miller beneficially own approximately 34.2% and 9.8%, respectively, of the outstanding shares of IRCC. The remaining shares of IRCC are owned by certain of ESC's former shareholders. We anticipate that ESC will continue to provide services to IRCC under contracts for IRCC's properties that exist currently. From September 3, 2003 through December 31, 2003, we incurred approximately $175,000 of fees under these contracts. In connection with the ESC acquisition, we agreed to permit specified employees of ESC to continue to provide incidental administrative services to IRCC. Under this agreement, IRCC agreed not to obtain or conduct any new business after the closing of the Private Offering.

Transactions with Friedman, Billings, Ramsey Group, Inc.

Friedman, Billings, Ramsey & Co., Inc., an affiliate of Friedman, Billings, Ramsey Group, Inc., purchased 4,381,569 shares in the Private Offering for its own account at a purchase price per share of $9.30. Friedman, Billings, Ramsey & Co., Inc. also acted as initial purchaser in the Private Offering and purchased 41,748,430 shares from us at $9.30 per share, which it resold to qualified institutional investors and non U.S. Persons for $10.00 per share. Friedman, Billings, Ramsey & Co., Inc. also acted as placement agent with respect to shares sold by us in the Private Offering to accredited investors and received a placement fee of $0.70 per share. The total initial purchaser's discount/placement agent fee was $33,762,260.

Mr. Ramsey is a director of Friedman, Billings, Ramsey Group, Inc. and is the manager and sole voting member of BEMI. BEMI's non-voting members consist of four investment partnerships, one of which is beneficially owned by Mr. Ramsey and managed by BEM GP LLC, a limited liability company beneficially owned by Mr. Ramsey. The three remaining investment partnerships are managed by BEM GP LLC (the "CCP Partnerships"). Friedman, Billings, Ramsey Group, Inc., its corporate affiliates and certain employees of Friedman, Billings, Ramsey Group, Inc. and its corporate affiliates are investors in the CCP Partnerships. BEM GP LLC is generally entitled to 20% of the profits of the CCP Partnerships, subject to adjustments. Friedman, Billings, Ramsey Co., Inc., is generally entitled to 15% of any profits allocated to BEM GP LLC as a result of its management of the CCP Partnerships. As a result of this profit allocation and the aggregate ownership of Friedman, Billings, Ramsey Group, Inc. and its corporate affiliates (but excluding the ownership of their respective employees) in the CCP Partnerships, Friedman, Billings, Ramsey Group, Inc. and its corporate affiliates are entitled to approximately 8.0% of BEMI's profits. In addition, employees of Friedman, Billings, Ramsey Group, Inc. and its corporate affiliates are entitled to approximately 1.2% of BEMI's profits.

In addition, we entered into an engagement letter with Friedman, Billings, Ramsey & Co., Inc., an affiliate of Friedman, Billings, Ramsey Group, Inc. under which we engaged Friedman, Billings, Ramsey & Co. Inc. for a period of 18 months following the Private Offering to act as our financial advisor in connection with any purchase or sale of assets or stock, merger, acquisition, business combination or joint venture transaction involving consideration of more than $50 million and to act as lead underwriter and sole book running manager or sole placement agent in connection with any public or private offering of equity or debt securities in a capital raising transaction, subject to some exceptions, on terms that are customary in the investment banking industry. In addition to Mr. Ramsey, Mr. Timmeny also serves as a director of Friedman, Billings, Ramsey Group, Inc.

Registration Rights Agreement

In connection with the Private Offering, we entered into a registration rights agreement with Friedman, Billings, Ramsey & Co., Inc., as the initial purchaser, MTR, BEMI, BEM Specialty Investments, LLC, Russ Family, LLC and CPD & Associates, LLC for the benefit of these parties and their direct and indirect transferees of the shares sold in that offering. The registration statement of which this prospectus is a part is being filed in accordance with our requirements under the registration rights agreement. The terms of the registration rights agreement are described under "Description of Share Capital — Registration Rights."

Payments Related to CNA Settlement

We paid approximately $258,000 in legal fees and disbursements incurred by Thomas F. Taylor, our former Chief Executive Officer of U.S. Insurance, in connection with the representation of Mr. Taylor in his dispute with CNA, his former employer. In addition, we paid CNA approximately $1.14 million related to the settlement of all disputes between CNA on the one hand, and Mr. Taylor, certain of our other employees who were previously employed by CNA and us on the other hand. For more information regarding the settlement, see "Business — Legal Proceedings."

MATERIAL TAX CONSIDERATIONS

The following summary of our taxation and the taxation of our shareholders is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase shares. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

The following legal discussion (including and subject to the matters and qualifications set forth in such summary) of the material tax considerations under (1) "Certain Bermuda Tax Considerations" is based upon the advice of Conyers Dill & Pearman, Bermuda legal counsel, (2) "Certain Irish Tax Considerations" is based upon the advice of A&L Goodbody, Irish legal counsel, and (3) "Certain United Kingdom Tax Considerations" (based on the advice of Quanta Holdings' tax advisors) and "Certain U.S. Federal Income Tax Considerations" is based upon the advice of Baker & McKenzie. Each of these firms has reviewed the relevant portion of this discussion (as set forth above) and believes that such portion of the discussion constitutes, in all material respects, a fair and accurate summary of the relevant income tax considerations relating to Quanta Holdings and its subsidiaries and the ownership of Quanta Holdings' shares by investors that are U.S. Persons (as defined below). The advice of such firms does not include any factual or accounting matters, determinations or conclusions such as insurance accounting determinations or determinations pertaining to RPII, amounts and computations and amounts or components thereof (for example, amounts or computations of income or expense items or reserves entering into RPII computations) or facts relating to the business, income, reserves or activities of Quanta Holdings and its subsidiaries. The advice of these firms relies upon and is premised on the accuracy of factual statements and representations made by Quanta Holdings concerning the business and properties, ownership, organization, source of income and manner of operation of Quanta Holdings and its subsidiaries. The discussion is based upon current law. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of shares. The tax treatment of a holder of shares, or of a person treated as a holder of shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder's particular tax situation. Statements contained in this prospectus as to the beliefs, expectations and conditions of Quanta Holdings and its subsidiaries as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the opinions of counsel.

Prospective investors should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences to them of owning shares.

Certain Bermuda Tax Considerations

Bermuda does not currently impose any income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax on us or our shareholders, other than shareholders ordinarily resident in Bermuda, if any. There is currently no Bermuda withholding or other tax on principal, interest or dividends paid to holders of the shares, other than holders ordinarily resident in Bermuda, if any. We cannot assure you that we or our shareholders will not be subject to any such tax in the future.

Quanta Holdings has received written assurance dated May 27, 2003 from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, if any legislation is enacted in Bermuda imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of that tax would not be applicable to Quanta Holdings or to any of their respective operations, shares, debentures or obligations until March 28, 2016; provided, that the assurance is subject to the condition that it will not be construed to prevent the application of such tax to people ordinarily resident in Bermuda, or to prevent the application of any taxes payable by Quanta Holdings in respect of real property or leasehold interests in Bermuda held by them. Quanta Bermuda and Quanta U.S. Re also received such written assurance dated June 23, 2003. We cannot assure you that we will not be subject to any such tax after March 28, 2016.

Certain Irish Tax Considerations

The following is a summary of certain Irish corporation tax considerations under current law and is based upon the advice of A&L Goodbody, our Irish counsel.

We intend that Quanta Ireland, a company incorporated in Ireland, will be managed and controlled in Ireland and, therefore, will be resident in Ireland for Irish tax purposes and subject to Irish corporation tax on its worldwide profits (including revenue profits and capital gains). Income derived by Quanta Ireland, once authorized, from an Irish trade (that is, a trade that is not carried on wholly outside of Ireland) will be subject to Irish corporation tax at the current rate of 12.5%. Other income (that is income from passive investments, income from non-Irish trades and income from certain dealings in land) will generally be subject to Irish corporation tax at the current rate of 25%. The Irish Revenue Commissioners have published a statement indicating that deposit interest earned by an insurance company on funds held for regulatory purposes will be regarded as part of its trading income, and accordingly will be part of the profits taxed at 12.5%. This statement also indicates acceptance of case law which states that investment income of an insurance company will likewise be considered as trading income where it is integral to the insurance trade and available for satisfying the liabilities of the insurance business. Other investment income earned by Quanta Ireland, once authorized, will generally be taxed in Ireland at a rate of 25%. Capital gains realized by Quanta Ireland will generally be subject to Irish corporation tax at an effective rate of 20%.

If Quanta Ireland carries on a trade in the United Kingdom through a permanent establishment in the U.K., profits realized from such a trade in the United Kingdom will be subject to Irish corporation tax notwithstanding that such profits may also be subject to taxation in the United Kingdom. A credit against the Irish corporation tax liability is available for any U.K. tax paid on such profits, subject to the maximum credit being equal to the Irish corporation tax payable on such profits.

Quanta Ireland, once capitalized, also will be within the charge to Irish capital duty, which will apply at the rate of 1% on the value received by it for the issue of its share capital.

If we list our shares on a stock exchange in an EU Member State or country with which Ireland has a tax treaty, and provided that such shares are substantially and regularly traded on that exchange, Irish dividend withholding tax will not apply to dividends and other distributions paid by Quanta Ireland, once capitalized, to Quanta Holdings provided Quanta Holdings has made an appropriate declaration, in prescribed form, to Quanta Ireland.

We expect that none of Quanta Holdings and its subsidiaries, other than Quanta Ireland, will be resident in Ireland for Irish tax purposes unless the central management and control of such companies is, as a matter of fact, located in Ireland. A company not resident in Ireland for Irish tax purposes can be subject to Irish corporation tax if it carries on a trade through a branch or agency in Ireland or disposes of certain specified assets (e.g., Irish land, minerals, or mineral rights, or shares deriving the greater part of their value from such assets). In such cases, the charge to Irish corporation tax is limited to trading income connected with the branch or agency, and capital gains on the disposal of assets used in the branch or agency which are situated in Ireland at or before the time of disposal, and capital gains arising on the disposal of specified assets, with tax imposed at the rates discussed above. A company not resident in Ireland is otherwise subject to Irish income tax at the standard rate, currently 20%, on other taxable income arising from sources within Ireland, and to capital gains tax at the current rate of 20% of the taxable gain, on disposals of certain specified assets, Irish land, minerals, exploration and exploitation rights, and unquoted shares directly or indirectly deriving the greater part of their value from such assets.

Insurance companies are subject to an insurance premium tax in the form of a stamp duty charged at 2% of premium income. It applies to general insurance business, mainly business other than:

•	Reinsurance;

•	Life insurance;

•	Certain, maritime, aviation and transit insurance; and

•	Health insurance.

It applies to a premium in respect of a policy where the risk is located in Ireland. Legislation provides that risk is located in Ireland

•	In the case of insurance of buildings together with their contents, where the building is in Ireland;

•	In the case of insurance of vehicles, where the vehicle is registered in Ireland;

•	In the case of insurance of four months or less duration of travel or holiday if the policyholder took out the policy in Ireland; and

•	Otherwise where the policyholder is resident in Ireland, or if not an individual, if its head office is in Ireland or its branch to which the insurance relates is in Ireland.

See "Risk Factors — Risks Related to Taxation — We may be subject to additional Irish tax."

Certain United Kingdom Tax Considerations

The following is a summary of certain United Kingdom ("U.K.") tax considerations under current U.K. law relating to Quanta Holdings and its subsidiaries.

The following legal discussion is based upon the advice of Quanta Holdings' U.K. tax advisers as communicated to Baker & McKenzie in the U.K. Baker & McKenzie in the U.K. has reviewed the following summary and believes that the following summary constitutes, in all material respects, a fair and accurate summary of the relevant U.K. corporation tax considerations relating to Quanta Holdings and its subsidiaries. The summary below does not include any factual or accounting matters, determinations or conclusions such as insurance accounting determinations, amounts and computations and amounts or components thereof (for example, amounts or computations of income or expense items or reserves or facts relating to the business, income, reserves or activities of Quanta Holdings and its subsidiaries). The summary below relies upon and is premised on the accuracy of factual statements and representations made by Quanta Holdings concerning the business and properties, ownership, organization, source of income and manner of operation of Quanta Holdings and its subsidiaries. The discussion is based upon current law. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences described. Statements contained in this prospectus as to the beliefs, expectations and conditions of Quanta Holdings and its subsidiaries as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the opinions of counsel.

U.K. Taxation of Quanta Holdings, Quanta Bermuda, Quanta Ireland, Quanta U.S. Holdings and Quanta Specialty Lines

U.K. Residence.    Neither Quanta Holdings, Quanta Bermuda, Quanta Ireland, Quanta U.S. Holdings nor Quanta Specialty Lines is incorporated in the U.K. Accordingly, they should not be treated as being resident in the U.K. unless their central management and control is exercised in the U.K. The concept of central management and control is indicative of the highest level of control of a company, which is wholly a question of fact. We intend to manage Quanta Holdings, Quanta Bermuda, Quanta Ireland, Quanta U.S. Holdings, Quanta Specialty Lines and Quanta Indemnity so they are not resident in the U.K. for U.K. corporation tax purposes.

U.K. Permanent Establishment.    As a matter of U.K. domestic tax law, a company not resident in the U.K. for U.K. corporation tax purposes can be subject to U.K. corporation tax if it carries on a trade in the U.K. through a permanent establishment in the U.K. but the charge to U.K. corporation tax is limited to profits (including revenue profits and capital gains) connected with such permanent establishment. The term "permanent establishment" is defined for these purposes in a manner that is consistent with various internationally recognized characteristics commonly used in the U.K.'s double tax treaties. The maximum rate of U.K. corporation tax is 30%.

We intend that Quanta Ireland, once authorized, will operate in such a manner that it will carry on a trade in the U.K. through a permanent establishment in the U.K. (i.e., Quanta U.K.). While we are in the process of obtaining authorization for Quanta Ireland to conduct business, we may establish a contact office in the U.K., as a subsidiary of Quanta Holdings. The activities of the contact office will be limited to representing Quanta Bermuda in the U.K. insurance markets. We intend that Quanta Ireland, once authorized, will be entitled to the benefits of the tax treaty between the U.K. and Ireland. On the basis that we expect that Quanta U.K. will constitute a permanent establishment of Quanta Ireland in the U.K. for the purposes of that tax treaty, Quanta Ireland will be subject to U.K. corporation tax to the extent of any profits attributable to the permanent establishment in the U.K., as determined under the provisions of the U.K. — Ireland tax treaty.

We intend to operate in such a manner that none of Quanta Holdings nor any of its subsidiaries (other than Quanta Ireland, once authorized) will carry on a trade in the U.K. through a permanent establishment in the U.K. Whether a trade is being carried on in the U.K. through a permanent establishment in the U.K. is an inherently factual determination. Since U.K. case law and U.K. statute fail to definitively identify activities that constitute a trade being carried on in the U.K. through a permanent establishment in the U.K., we cannot assure you that the U.K. Inland Revenue will not contend successfully that Quanta Holdings nor any of its subsidiaries (other than Quanta Ireland) has been or will be carrying on a trade in the U.K. through a permanent establishment in the U.K.

We believe that the U.S. subsidiaries of Quanta Holdings qualify for benefits under the tax treaty between the U.K. and the United States. If any of our U.S. subsidiaries qualifying for such benefits were to be carrying on a trade in the U.K. through a U.K. permanent establishment, they would only be subject to U.K. corporation tax if the U.K. permanent establishment constituted a permanent establishment for the purposes of that treaty and then only to the extent that any profits were attributable to that permanent establishment in the U.K. determined in accordance with the provisions of the U.K. — United States tax treaty.

The U.K. has no tax treaty with Bermuda and if any of Quanta Holdings or our subsidiaries in Bermuda were to be carrying on a trade in the U.K. through a U.K. permanent establishment, they would be subject to U.K. corporation tax attributable to that permanent establishment in accordance with the provisions of U.K. tax law.

There are circumstances in which companies that are neither resident in the U.K. nor entitled to the protection afforded by a tax treaty between the U.K. and the jurisdiction in which they are resident may be exposed to income tax in the U.K. on income arising in the U.K. (other than by deduction or withholding) but we intend to operate in such a manner that none of us will fall within the charge to income tax in the U.K. (other than by deduction or withholding) in this respect.

If we or any of our subsidiaries, other than any subsidiary incorporated in the U.K. as a contact office for Quanta Bermuda, were treated as being resident in the U.K. for U.K. corporation tax purposes, or, other than Quanta Ireland, once authorized, were to be carrying on a trade in the U.K. through a permanent establishment in the U.K., the results of our operations and your investment could be materially adversely affected.

U.K. Excise Taxes

The U.K. imposes Insurance Premium Tax ("IPT") on insurance premiums on policies in respect of risks located in the U.K. Certain types of insurance risks located in the U.K. are exempt from IPT, including reinsurance. IPT is generally collected from the insurer, although the economic cost of the IPT is usually passed to the insured by way of an IPT-inclusive premium. The rate of IPT is 5% and is based on the amount of the gross premium.

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations relating to Quanta Holdings, Quanta Bermuda, Quanta Ireland, Quanta U.S. Holdings, Quanta Specialty Lines, Quanta Indemnity and Quanta U.S. Re and the ownership of our shares by investors who acquire such shares in the offering. As discussed further in this prospectus and based on our expected business, properties, ownership, organization, source of income and manner of operation, we believe that (1) no U.S. Person that owns shares in Quanta Holdings directly or indirectly through foreign entities subsequent to the Private Offering should be subject to treatment as a 10% U.S. Shareholder of a controlled foreign corporation ("CFC") and (2) Quanta Holdings should not be considered a passive foreign investment company ("PFIC") for the year ended December 31, 2003. We have not sought and do not intend to seek an opinion of legal counsel as to whether or not we were a PFIC for the year ended December 31, 2003.

This summary is based upon the Internal Revenue Code, the Treasury Regulations promulgated under the Internal Revenue Code, rulings and other administrative pronouncements issued by the IRS, judicial decisions, the tax treaty between the United States and Bermuda (the "Bermuda Treaty") and the tax treaty between the United States and Ireland (the "Irish Treaty"), all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this prospectus. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of such investor's investment or tax circumstances, or to investors subject to special tax rules, such as shareholders who own directly, or indirectly through certain foreign entities or through the constructive ownership rules of the Internal Revenue Code, 10% or more of the voting power or value of Quanta Holdings (or how those ownership rules may apply in certain circumstances), tax-exempt organizations, dealers in securities, banks, insurance companies, persons that hold shares that are a hedge or that are hedged against interest rate or insurance risks or that are part of a straddle or conversion transaction, or persons whose functional currency is not the U.S. dollar. Nor, except with respect to non-U.S. investors, does this summary discuss federal taxes other than income tax or other U.S. taxes such as state or local income taxes. This summary assumes that an investor will acquire our shares in this offering and hold our shares as capital assets, which generally means as property held for investment. Prospective investors should consult their tax advisors concerning the consequences, in their particular circumstances, of the ownership of shares under U.S. federal, state, local and other tax laws.

For U.S. federal income tax purposes and purposes of the following discussion, a "U.S. Person" means (1) a citizen or resident of the United States, (2) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any of its political subdivisions, (3) an estate the income of which is subject to U.S. federal income tax without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust, as well as certain electing trusts.

U.S. Taxation of Quanta Holdings, Quanta Bermuda, Quanta Ireland, Quanta U.S. Holdings, Quanta Specialty Lines, Quanta U.S. Re and Quanta Indemnity

U.S. Income and Branch Profits Tax.    A foreign corporation deemed to be engaged in the conduct of a trade or business in the U.S. will generally be subject to U.S. federal income tax (at a current maximum rate of 35%), as well as a 30% branch profits tax in certain circumstances, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under an applicable income tax treaty, as discussed below. Quanta Holdings and Quanta Bermuda intend to, and we intend that Quanta Ireland will, operate in such a manner that they will not be considered to be conducting a trade or business within the United States for purposes of U.S. federal income taxation. Whether a trade or business is being conducted in the United States is an inherently factual determination. Because the Internal Revenue Code, Treasury Regulations and court decisions fail to identify definitively activities that constitute being engaged in a trade or business in the United States, we cannot assure you that the IRS will not contend successfully that Quanta Holdings, Quanta Bermuda and/or Quanta Ireland are or will be engaged in a trade or business in the United States. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a foreign corporation is entitled to deductions and credits only if it timely files a U.S. federal income tax return (which requirement may be waived if the foreign corporation establishes that it acted reasonably and in good faith in its failure to timely file such return). Quanta Holdings and Quanta Bermuda intend to, and we intend that Quanta Ireland will, file protective U.S. federal income tax returns on a timely basis in order to preserve the right to claim income tax deductions and credits if it is ever determined that they are subject to U.S. federal income tax.

An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if (1) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or U.S. citizens and (2) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States or Bermuda nor U.S. citizens. Quanta Bermuda expects to be entitled to the benefits of the Bermuda Treaty. Assuming Quanta Bermuda is entitled to the benefits under the Bermuda Treaty, it will not be subject to U.S. federal income tax on any insurance income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. Whether business is being conducted in the United States through a permanent establishment is an inherently factual determination. Quanta Bermuda intends to conduct its activities so as not to have a permanent establishment in the United States, although we cannot assure you that it will achieve this result.

We expect that Quanta Ireland will be entitled to the benefits of the Irish Treaty. Assuming Quanta Ireland will be entitled to the benefits of the Irish Treaty, it will not be subject to U.S. federal income tax on any income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. We intend that Quanta Ireland will conduct its activities in a manner so that it does not have a permanent establishment in the United States, although we cannot assure you that it will achieve this result.

Foreign corporations also are subject to U.S. withholding tax at a rate of 30% of the gross amount of certain "fixed or determinable annual or periodical gains, profits and income" derived from sources within the United States (such as dividends and certain interest on investments), to the extent such amounts are not effectively connected with the foreign corporation's conduct of a trade or business in the United States. The tax rate is subject to reduction by applicable treaties. Dividends, if any, paid by Quanta U.S. Holdings to Quanta Holdings will be subject to 30% U.S. withholding tax.

The United States also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the United States. The rate of tax applicable to premiums paid to Quanta Bermuda is 4% for insurance premiums and 1% for reinsurance premiums. The excise tax does not apply to premiums paid to Quanta Ireland, once capitalized (provided that Quanta Ireland is entitled to the benefits of the Irish Treaty), to the extent that Quanta Ireland does not reinsure the risk with a reinsurer which is not entitled to the benefits of a bilateral tax treaty with the United States in which the United States has waived the excise tax.

Quanta U.S. Holdings is a Delaware corporation and Quanta Specialty Lines is an Indiana corporation. Quanta U.S. Re is a Bermuda corporation that will be taxed as a U.S. corporation pursuant to an election under section 953(d) of the Internal Revenue Code. Each will be subject to taxation in the United States on its worldwide income at regular corporate rates.

Personal Holding Companies.    Quanta Holdings and/or any of its subsidiaries could be subject to U.S. tax on a portion of its income earned from U.S. sources if any of them is considered to be a personal holding company ("PHC") for U.S. federal income tax purposes. A corporation generally will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (1) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (2) at least 60% of the corporation's adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year consists of "PHC income." PHC income includes, among other things, dividends, certain interest, certain royalties, annuities and, under certain circumstances, rents. For purposes of the 50% test, each partner of an investment partnership who is an individual will be treated as owning his/her proportionate share of any stock owned by the partnership. Additionally, certain entities (such as tax-exempt organizations and pension funds) will be treated as individuals. The PHC rules contain an exception for foreign corporations that are classified as Foreign Personal Holding Companies (as discussed below).

If Quanta Holdings or any of its subsidiaries were a PHC in a given taxable year, such corporation would be subject to PHC tax on its "undistributed PHC income" at a rate of 15%. For taxable years beginning after December 31, 2008, the PHC tax rate would be the highest marginal rate on ordinary income applicable to individuals.

Although Quanta Holdings believes that neither it nor any of its subsidiaries is a PHC, we cannot provide assurance that this will be the case because of factors including legal and factual uncertainties regarding the application of the constructive ownership rules, the makeup of Quanta Holdings' shareholder base, the gross income of Quanta Holdings or any of its subsidiaries and other circumstances that could change the application of the PHC rules to Quanta Holdings and its subsidiaries. In addition, if Quanta Holdings or any of its subsidiaries were to become PHCs we cannot be certain that the amount of PHC income would be immaterial.

U.S. Taxation of Holders of Shares

Shareholders Who Are U.S. Persons:

Dividends.    Subject to the discussion below relating to the potential application of the "controlled foreign corporation," "related person insurance income," "passive foreign investment company" and "foreign personal holding company" rules, distributions, if any, made with respect to common shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Quanta Holdings (as computed under U.S. tax principles). Under recently enacted legislation (the "New U.S. Legislation"), certain dividends paid before 2009 may be eligible for reduced rates of tax. We do not expect dividends paid by Quanta Holdings to be eligible for the reduced rate of tax unless Quanta Holdings' shares become readily tradable on an established securities market in the United States. Dividends paid by Quanta Holdings generally will be foreign source income for U.S. federal income tax purposes and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Internal Revenue Code. The amount of any distribution in excess of the current and accumulated earnings and profits of Quanta Holdings will first be applied to reduce a holder's tax basis in the shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of such holder's shares.

Classification of Quanta Holdings, Quanta Bermuda or Quanta Ireland as a Controlled Foreign Corporation.    In general, a foreign corporation is considered a controlled foreign corporation ("CFC") if "10% U.S. Shareholders" own more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or the total value of all stock of such corporation. A 10% U.S. Shareholder is a U.S. Person who owns at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. Each 10% U.S. Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC's taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share (based on its actual direct and indirect, through foreign entities, ownership) of the CFC's "subpart F income," even if the subpart F income is not distributed. For purposes of taking into account insurance income, a CFC also includes a foreign corporation in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by 10% U.S. Shareholders, on any day during the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance contracts generating subpart F income exceeds certain levels.

For purposes of determining whether a corporation is a CFC, and therefore whether the more-than-50% (or more-than-25%, in the case of insurance income) and 10% ownership tests have been satisfied, shares owned includes shares owned directly, indirectly through foreign entities or shares considered as owned by application of certain constructive ownership rules.

Pursuant to those constructive ownership rules:

•	an individual is treated as owning stock owned by certain members of his or her family;

•	an option to acquire stock generally is treated as exercised;

•	a corporation is treated as owning stock owned by a 50% or greater shareholder;

•	a partnership is treated as owning stock owned by its partners (regardless of their percentage ownership of the partnership); and

•	stock owned by a partnership or a corporation is treated as owned proportionately by the owners of the entity (in the case of corporations, only if the shareholder owns 10% or more of the stock of the corporation).

Additional rules apply to trusts and estates. Operating rules apply to prevent reattribution of ownership in certain circumstances, as well as attribution that would cause stock to be treated as not owned by a U.S. person. Because the attribution rules are complicated and depend on the particular facts relating to each investor, you are urged to consult your own tax advisors regarding the application of the rules to your ownership of our shares.

Due to the dispersion of Quanta Holdings' share ownership among holders and its bye-law provisions that impose limitations on the concentration of voting power of its voting shares and that authorize the board to repurchase such shares under certain circumstances and other factors, Quanta Holdings believes that no U.S. Person that owns shares in Quanta Holdings directly or indirectly through foreign entities should be subject to treatment as a 10% U.S. Shareholder of a CFC after the Private Offering. These bye-law provisions are described in "Risk Factors — Risks Related to our Shares" and "Description of Share Capital — Limitation on Voting Rights." We cannot assure you, however, that the IRS will not challenge the effectiveness of these provisions for purposes of preventing CFC and 10% U.S. Shareholder status and that a court will not sustain such challenge.

RPII Companies:

Generally.    The CFC rules also apply to certain insurance companies that earn related person insurance income ("RPII"). For purposes of applying the CFC rules to foreign corporations that earn RPII, a foreign corporation will be treated as a CFC if RPII Shareholders collectively own directly, indirectly through foreign entities or by application of the constructive ownership rules 25% or more of the stock of the corporation by vote or value. The term "RPII Shareholder" means any U.S. Person who owns, directly or indirectly through foreign entities, any amount (rather than stock possessing 10% or more of the total combined voting power) of the foreign corporation's stock.

RPII is defined as any "insurance income" attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a "RPII Shareholder" of the foreign corporation or a "related person" to such RPII Shareholder. In general, and subject to certain limitations, "insurance income" is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the provisions of the Internal Revenue Code relating to insurance companies if the income were the income of a domestic insurance company.

For purposes of the RPII rules, "related person" means someone who controls or is controlled by the RPII Shareholder or someone who is controlled by the same person or persons that control the RPII Shareholder. "Control" is measured by either more than 50% in value or more than 50% in voting power of stock, applying constructive ownership principles. A corporation's pension plan is ordinarily not a "related person" with respect to the corporation unless the pension plan owns, directly or indirectly through the application of constructive ownership rules, more than 50%, measured by vote or value, of the stock of the corporation.

RPII Exceptions.    The special RPII rules do not apply if (1) direct or indirect insureds and persons related to such insureds, whether or not U.S. Persons, own, at all times during the taxable year directly or indirectly, less than 20% of the voting power and less than 20% of the value of the stock of Quanta Bermuda or Quanta Ireland, as applicable (the "20% Ownership Exception"), (2) RPII, determined on a gross basis, is less than 20% of Quanta Bermuda's or Quanta Ireland's gross insurance income for the taxable year, as applicable (the "20% Gross Income Exception"), (3) Quanta Bermuda or Quanta Ireland, as applicable, elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business and to waive all treaty benefits with respect to RPII and meets certain other requirements or (4) Quanta Bermuda or Quanta Ireland, as applicable, elects to be treated as a U.S. corporation for U.S. tax purposes. Quanta Bermuda intends to and we intend that Quanta Ireland will operate in a manner that is designed to ensure that each qualifies for either the first or second exception to the RPII rules.

If none of these exceptions applies, each U.S. Person who owns shares in Quanta Holdings (and therefore, indirectly in Quanta Bermuda and Quanta Ireland) on the last day of the tax year in which Quanta Bermuda or Quanta Ireland is a CFC, will be required to include in its gross income for U.S. federal income tax purposes its share of RPII of Quanta Bermuda and/or Quanta Ireland for the U.S. Person's taxable year that includes the end of the CFC's taxable year. This inclusion generally will be determined as if such RPII were distributed proportionately only to such U.S. Persons holding shares at that date. The inclusion will be limited to the current-year earnings and profits of Quanta Bermuda or Quanta Ireland, as applicable, reduced by the shareholder's pro rata share, if any, of certain prior-year deficits in earnings and profits.

Computation of RPII.    In order to determine how much RPII each of Quanta Bermuda and Quanta Ireland has earned in each taxable year, Quanta Holdings intends to obtain and rely upon information from Quanta Bermuda's and Quanta Ireland's insureds and reinsureds to determine whether any of the insureds, reinsureds or other persons related to such insureds or reinsureds own Quanta Holdings' shares and are U.S. Persons. Quanta Holdings may not be able to determine whether any of the underlying insureds of the insurance companies to which Quanta Bermuda or Quanta Ireland provide insurance or reinsurance are RPII shareholders or related persons to such shareholders. Consequently, Quanta Holdings may not be able to determine accurately the gross amount of RPII earned by Quanta Bermuda or Quanta Ireland in a given taxable year. For any taxable year in which Quanta Bermuda's or Quanta Ireland's gross RPII may be 20% or more of its gross insurance income for the year, Quanta Holdings may also seek information from its shareholders to determine whether direct or indirect owners of Quanta Holdings' shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons. To the extent Quanta Holdings is unable to determine whether a direct or indirect owner of shares is a U.S. Person, Quanta Holdings may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all shareholders identified as U.S. Persons.

Uncertainty as to Application of RPII.    Regulations interpreting the RPII provisions of the Internal Revenue Code exist only in proposed form. It is not certain whether these Regulations will be adopted in their proposed form or what changes might ultimately be made or whether any such changes, as well as any interpretation or application of the RPII rules by the IRS, the courts or otherwise, might have retroactive effect. Accordingly, the meaning of the RPII provisions and their application to Quanta Bermuda and Quanta Ireland is uncertain. These provisions include the grant of authority to the U.S. Treasury to prescribe "such regulations as may be necessary to carry out the purposes of this subsection, including . . . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise." In addition we cannot assure you that the IRS will not challenge any determinations by Quanta Bermuda or Quanta Ireland as to the amount, if any, of RPII that should be includible in income or that the amounts of the RPII inclusions will not be subject to adjustment based upon subsequent IRS examination. Prospective investors should consult their tax advisors as to the effects of these uncertainties.

Apportionment of RPII to U.S. Shareholders.    If Quanta Bermuda's or Quanta Ireland's, as the case may be, RPII for a year equals or exceeds 20% of that company's gross insurance income and the 20% Ownership Exception does not apply then every RPII shareholder who owns shares of Quanta Holdings on the last day of the tax year in which Quanta Bermuda or Quanta Ireland is a CFC should expect that for such year it will be required to include in gross income its share of that company's RPII for the portion of the taxable year during which the company was a CFC under the RPII provisions, even if such RPII Shareholder did not own the shares throughout such period. A RPII Shareholder who owns Quanta Holdings' shares during the taxable year of Quanta Bermuda or Quanta Ireland during which it was a CFC, but not on the last day of such taxable year, will not be required to include any RPII into income, whether or not distributed.

Basis Adjustments.    A U.S. Shareholder's tax basis in its Quanta Holdings shares will be increased by the amount of any subpart F income that the shareholder includes in income, including any RPII included in income by an RPII shareholder. Any distributions made by Quanta Holdings out of previously taxed subpart F income, including RPII income will be exempt from further U.S. income tax in the hands of the U.S. Shareholder. The U.S. Shareholder's tax basis in its Quanta Holdings shares will be reduced by the amount of any distributions that are excluded from income under this rule.

Information Reporting.    Under certain circumstances, U.S. Persons owning stock in a foreign corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required with respect to (1) a person who is treated as a RPII Shareholder, (2) a 10% U.S. Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the foreign corporation, and who owned the stock on the last day of that year and (3) under certain circumstances, a U.S. Person who acquires stock in a foreign corporation, and as a result thereof owns 10% or more of the voting power or value of such foreign corporation, whether or not such foreign corporation is a CFC. For any taxable year in which Quanta Holdings determines that gross RPII constitutes 20% or more of Quanta Bermuda's or Quanta Ireland's gross insurance income and the 20% Ownership Exception does not apply, Quanta Holdings intends to mail to all U.S. Persons registered as holders of its shares IRS Form 5471, completed with information from Quanta Holdings, for attachment to the U.S. federal income tax returns of such shareholders. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a RPII Shareholder also must file IRS Form 5471 in the circumstances described above. Failure to file IRS Form 5471 may result in penalties.

Tax-Exempt Shareholders.    Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity as unrelated business taxable income.

Dispositions of Shares.    Subject to the discussion below relating to the potential application of Internal Revenue Code section 1248 or the "PFIC" rules, any gain or loss realized by a U.S. Person on the sale or other disposition of shares of Quanta Holdings will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized upon such sale or exchange and such person's tax basis in the shares. Capital gains received by individuals are subject to tax at preferential rates; the use of capital losses is subject to limitations. Moreover, gain, if any, generally will be U.S. source gain and generally will constitute "passive income" for foreign tax credit limitation purposes.

Internal Revenue Code section 1248 provides that if a U.S. Person sells or exchanges stock in a foreign corporation and such person owned directly, indirectly through certain foreign entities or constructively 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC's earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. Section 1248 also applies to the sale or exchange of shares in a foreign corporation if the foreign corporation would be treated as a CFC for RPII purposes and would be taxed as an insurance company if it were a domestic corporation, regardless of whether the shareholder is a 10% U.S. Shareholder or whether RPII constitutes 20% or more of the corporation's gross insurance income or the 20% Ownership Exception applies. Existing Treasury Regulations do not address whether section 1248 would apply if a foreign corporation is not a CFC but the foreign corporation has a subsidiary that is a CFC or that would be taxed as an insurance company if it were a domestic corporation. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of shares.

Passive Foreign Investment Companies.    In general, a foreign corporation will be a PFIC during a given year if (1) 75% or more of its gross income constitutes "passive income" or (2) 50% or more of its assets produce passive income or are held for the production of passive income. For these purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC statutory provisions contain an express exception for income derived in the active conduct of an insurance business by a corporation that is predominantly engaged in an insurance business. This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. Quanta Holdings expects for purposes of the PFIC rules that each of Quanta Bermuda and Quanta Ireland will be considered to be predominantly engaged in an insurance business and that they are unlikely to have financial reserves in excess of the reasonable needs of their insurance business.

The PFIC statutory provisions also contain a look-through rule stating that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it received "directly its proportionate share of the income . . ." and as if it "held its proportionate share of the assets . . .." of any other corporation in which it owns at least 25% by value of the shares. While no explicit guidance is provided by the statutory language, under this look-through rule, we believe that Quanta Holdings should be deemed to own the assets and to have received the income of its insurance subsidiaries directly for purposes of determining whether it qualifies for the insurance exception and, consequently, that Quanta Holdings should not be treated as a PFIC for U.S. federal income tax purposes for the year ended December 31, 2003. This interpretation of the look-through rule is consistent with the legislative intention generally to exclude bona fide insurance companies from the application of the PFIC provision. No assurance can be given that the IRS would not challenge this position or that a court would not sustain such challenge. Prospective investors should consult their tax advisor as to the effects of the PFIC rules to them. We have not sought and do not seek to obtain an opinion of legal counsel as to whether or not we were a PFIC for the year ended December 31, 2003.

If Quanta Holdings were characterized as a PFIC during a given year, a U.S. Person owning shares would be subject to a penalty tax at the time of the sale of such shares at a gain, or upon receipt of an "excess distribution" with respect to, their shares, unless such shareholder made a "qualified electing fund election" or "mark-to-market" election. In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taxed in equal portions at the highest applicable tax rate on ordinary income throughout the shareholder's period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period.

Foreign Personal Holding Companies.    A foreign corporation will be classified as a foreign personal holding company ("FPHC") for U.S. federal income tax purposes if (1) at any time during the taxable year, five or fewer individuals who are U.S. citizens or residents own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the total combined voting power of all classes of stock of the corporation entitled to vote or the total value of the stock of the corporation, and (2) at least 60% of its gross income for the year is FPHC income (which amount decreases to 50% for years subsequent to any taxable year in which the corporation is a FPHC until certain requirements are met). "FPHC income" includes, among other things, dividends, interest, royalties, annuities, gains from the sale or exchange of stock or securities, certain personal service contracts, and certain risks. For purposes of the 50% test, each shareholder of a corporation, partner of a partnership (including an investment partnership), or beneficiary of an estate or trust who is an individual will be treated as owning his/her proportionate share of any shares owned by the corporation, partnership, estate or trust. If Quanta Holdings or any of its subsidiaries were to become FPHCs, shareholders of Quanta Holdings who are U.S. Persons would be taxed on their proportionate share of the "undistributed foreign personal holding company income" of each such FPHC. Such income would be taxable as a dividend and would not be eligible for the reduced rate of tax provided in the New U.S. Legislation, even if no cash dividend were actually paid. In such event, subsequent cash distributions would first be treated as a tax-free return of any previously taxed and undistributed amounts. Moreover, each shareholder who owns, directly or indirectly, 10% or more of the value of a FPHC is required to file IRS Form 5471.

Although Quanta Holdings believes, based upon information made available to us regarding our shareholder base that neither it nor any of its subsidiaries is an FPHC, we cannot be certain that they will not become FPHCs in the future because of factors including legal and factual uncertainties regarding the application of the constructive ownership rules, the makeup of Quanta Holdings' shareholder base, the gross income of Quanta Holdings or any of its subsidiaries and other circumstances that could change the application of the FPHC rules to Quanta Holdings and its subsidiaries. In addition, if Quanta Holdings or any of its subsidiaries were to become FPHCs we cannot be certain that the amount of FPHC income will be immaterial.

Other.    Except as discussed below with respect to backup withholding, dividends paid by Quanta Holdings will not be subject to U.S. withholding tax.

Shareholders Who Are Non-U.S. Persons

Subject to certain exceptions, non-U.S. Persons will be subject to U.S. federal income tax including potential branch profits tax in the case of shareholders that are corporations on dividend distributions with respect to, and gain realized from the sale or exchange of, shares only if such dividends or gains are effectively connected with the conduct of a trade or business within the United States. Nonresident alien individuals will not be subject to U.S. estate tax with respect to the shares.

All Shareholders

Information reporting to the IRS by paying agents and custodians located in the United States will be required with respect to payments of dividends on the shares to U.S. Persons. In addition, you may be subject to backup withholding with respect to dividends paid by Quanta Holdings unless you (1) are a corporation, non-U.S. Person or come within certain other exempt categories and, when required, demonstrate this fact, or (2) provide a taxpayer identification number, certify that you have not lost exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax and may be credited against your regular U.S. federal income tax liability or otherwise you may be entitled to a refund for any such tax withheld.

Proposed U.S. Tax Legislation

Legislation has been introduced in the U.S. Congress that is intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections, including legislation that would permit the IRS to reallocate or recharacterize items of income, deduction, or some other items related to a reinsurance agreement to reflect the proper source, character and amount for each item (in contrast to current law, which refers only to source and character). While we do not believe that this proposal, or any other currently pending legislative proposal, if enacted, would have a material adverse effect on us, our subsidiaries or our shareholders, it is possible that broader-based legislative proposals could emerge in the future that could have an adverse impact on us, our subsidiaries or our shareholders.

DESCRIPTION OF SHARE CAPITAL

The following description of the share capital of Quanta Holdings summarizes select provisions of its bye-laws.

General

We currently have authorized 200,000,000 common shares, par value $0.01 per share, and 25,000,000 preferred shares, par value $0.01 per share. Our issued and outstanding share capital consists of 56,798,218 common shares. This number excludes the approximately 2,883,400 common shares issuable upon the exercise of options held by employees and directors and 2,542,813 shares issuable upon the exercise of the Founder Warrants.

Common Shares

Holders of shares have no pre-emptive, redemption, conversion or sinking fund rights. Subject to the limitation on voting rights described below, holders of shares are entitled to one vote per share on all matters submitted to a vote of holders of shares. Most matters to be approved by holders of shares require approval by a simple majority vote. The holders of at least 75% of the shares voting in person or by proxy at a meeting must generally approve an amalgamation with another company. In addition, a resolution to remove our auditor before the expiration of its term of office must be approved by at least two-thirds of the votes cast at a meeting of our shareholders. The quorum for any meeting of our shareholders is two or more persons holding or representing a majority of the outstanding shares on an unadjusted basis. Our board of directors has the power to approve our discontinuation from Bermuda to another jurisdiction. The rights attached to any class of shares, common or preferred, may be varied with the consent in writing of the holders of at least 75% of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class in accordance with the Companies Act.

In the event of our liquidation, dissolution or winding-up, the holders of shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any then outstanding preferred shares. All outstanding shares are fully paid and nonassessable. Authorized but unissued shares may, subject to any rights attaching to existing shares, be issued at any time and at the discretion of the board of directors without the approval of our shareholders, with such rights, preferences and limitations as our board of directors may determine.

Limitation on Voting Rights

Each share has one vote on a poll of the shareholders, except that, in order to avoid adverse tax consequences to us and our shareholders, our bye-laws provide generally that any shareholder owning, directly, indirectly or, in the case of any U.S. Person, constructively or by attribution, shares with more than 9.5% of the total voting power of all shares entitled to vote generally at an election of directors will have the voting rights attached to such shares reduced so that it may not exercise more than 9.5% of the total voting rights. The reduction in votes is generally to be applied proportionately among all shareholders who are members of the first shareholder's "control group." A "control group" means, with respect to any person, all shares directly owned by such person and all shares directly owned by each other shareholder any of whose shares are included in the controlled shares of such person. "Controlled shares" means all shares that a person is deemed to own directly, are beneficially owned directly or indirectly within the meaning of Section 13(d)(3) of the Exchange Act, or, in the case of a U.S. person, are owned indirectly (within the meaning of Section 958(a) of the Internal Revenue Code) or constructively (within the meaning of Section 958(b) of the Internal Revenue Code). A similar limitation is to be applied to shares held directly by members of a "related group." A "related group" means a group of shareholders that are investment vehicles and are under common control and management. Any reduction in votes is generally allocated proportionately among members of the shareholder's "control group" or "related group," as the case may be.

Under these provisions, certain shareholders may have the right to exercise their voting rights limited to less than one vote per share. Moreover, these provisions could have the effect of reducing the voting power of certain shareholders who would not otherwise be subject to the limitation by virtue of their direct share ownership.

Our directors are empowered to require any shareholder to provide information as to that shareholder's beneficial ownership of shares, the names of persons having beneficial ownership of the shareholder's shares, relationships, associations or affiliations with other shareholders or any other facts the directors may deem relevant to a determination of the number of controlled shares attributable to any person. Our directors may disregard the votes attached to the shares of any holder failing to respond to such a request or submitting incomplete or untrue information.

Our directors retain certain discretion to make such final adjustments to the aggregate number of votes attaching to the shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person will hold more than 9.5% of our voting rights at any time (a "9.5% Shareholder").

Restrictions on Transfer

Our bye-laws contain several provisions restricting the transferability of shares. Our directors are required to decline to register a transfer of shares if they have reason to believe that the result of such transfer would be (1) that any person would become or continue to be a 9.5% Shareholder or (2) that any person would become or continue to be a United States 25% Shareholder, in each case without giving effect to the limitation on voting rights described above. Similar restrictions apply to our ability to issue or repurchase shares. "U.S. 25% Shareholder" means a U.S. person who owns, directly or by application of the constructive ownership rules of Sections 958(a) and 958(b) of the Internal Revenue Code, 25% or more of either (1) the total combined voting rights attaching to the issued shares and the issued shares of any other class of Quanta Holdings or (2) the total combined value of the issued shares and any other issued shares of Quanta Holdings, determined pursuant to Section 957 of the Internal Revenue Code.

Our directors also may, in their absolute discretion, decline to register the transfer of any shares if they have reason to believe (1) that the transfer may expose us, any of our subsidiaries, any shareholder or any person ceding insurance to any of our subsidiaries to adverse tax or regulatory treatment in any jurisdiction or (2) that registration of the transfer under the Securities Act or under any U.S. state securities laws or under the laws of any other jurisdiction is required and such registration has not been duly effected. In addition, our directors may decline to approve or register a transfer of shares unless all applicable consents, authorizations, permissions or approvals of any governmental body or agency in Bermuda, the United States or any other applicable jurisdiction required to be obtained prior to such transfer shall have been obtained.

We are authorized to request information from any holder or prospective acquiror of shares as necessary to give effect to the transfer, issuance and repurchase restrictions described above, and may decline to effect any transaction if complete and accurate information is not received as requested.

Conyers Dill & Pearman, our Bermuda counsel, has advised us that while the precise form of the restrictions on transfer contained in our bye-laws is untested, as a matter of general principle, restrictions on transfers are enforceable under Bermuda law and are not uncommon. A proposed transferee will be permitted to dispose of any shares purchased that violate the restrictions and as to the transfer of which registration is refused. The proposed transferor of those shares will be deemed to own those shares for dividend, voting and reporting purposes until a transfer of such shares has been registered on our shareholders register.

If the directors refuse to register a transfer for any reason, they must notify the proposed transferor and transferee within 30 days of such refusal. Our bye-laws also provide that our board of directors may suspend the registration of transfers for any reason and for such periods as it may determine, provided that it may not suspend the registration of transfers for more than 45 days in any period of 365 consecutive days.

The voting restrictions and restrictions on transfer described above may have the effect of delaying, deferring or preventing a change in control of us.

Preferred Shares

Pursuant to our bye-laws and Bermuda law, our board of directors by resolution may establish one or more series of preferred shares having a number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, limitations and powers as may be fixed by the board of directors without any further shareholder approval which, if any preferred shares are issued, will include restrictions on voting and transfer intended to avoid having us constitute a "controlled foreign corporation" for U.S. federal income tax purposes. If our board of directors issues preferred shares conferring any voting rights, the limitations on the voting rights discussed above under "— Limitation on Voting Rights" will apply to those preferred shares. Any rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of Quanta Holdings. The issuance of preferred shares could also adversely affect the voting power of the holders of our shares, deny such holders the receipt of a premium on their shares in the event of a tender or other offer for the shares and depress the market price of the shares. We have no current plans to issue any preferred shares.

Bye-laws

Our bye-laws provide for our corporate governance, including the establishment of share rights, modification of those rights, issuance of share certificates, imposition of a lien over shares in respect of unpaid amounts on those shares, calls on shares which are not fully paid, forfeiture of shares, the transfer of shares, alterations of capital, the calling and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, the payment of dividends, the appointment of an auditor and our winding-up.

Our bye-laws provide that our board of directors shall be elected annually. Shareholders may only remove a director for cause prior to the expiration of that director's term at a special meeting of shareholders at which a majority of the holders of shares voting on such proposal in favor of that action. For a description of the number and term of our directors, see "Management — Board of Directors" above.

Our bye-laws also provide that if our board of directors in its absolute discretion determines that share ownership by any shareholder may result in adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any other shareholder, then we will have the option, but not the obligation, to repurchase all or part of the shares held by such shareholder to the extent the board of directors determines it is necessary to avoid such adverse or potential adverse consequences. To the extent possible under the circumstances, the board of directors will use its best efforts to exercise this option equally among similarly situated shareholders. The price to be paid for such shares will be the fair market value of such shares. We may assign our repurchase right to a third party or parties including the other shareholders.

Our bye-laws may only be amended by a resolution adopted by the board of directors and by resolution of the shareholders.

Transfer Agent

Our registrar and transfer agent for the shares is The Bank of New York.

Differences in Corporate Law

You should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. In order to highlight these differences, set forth below is a summary of certain significant provisions of the Companies Act applicable to us (including modifications adopted pursuant to our bye-laws) which differ in certain respects from provisions of Delaware corporate law, which is the law that governs many U.S. public companies. The following statements are summaries, and do not purport to deal with all aspects of Bermuda law that may be relevant to us and our shareholders.

Duties of Directors

Under Bermuda common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company, and to exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, the Companies Act imposes various duties on officers of a company with respect to certain matters of management and administration of the company.

The Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his appointment, he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officers.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that directors act in an informed and deliberate manner, and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the stockholders. A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the "business judgment rule." If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors' conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Interested Directors

Under Bermuda law and our bye-laws, any transaction entered into by us in which a director has an interest is not voidable by us nor can such director be accountable to us for any benefit realized under that transaction provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. In addition, our bye-laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which he has an interest following a declaration of the interest pursuant to the Companies Act unless the chairman of the meeting determines otherwise. Under Delaware law, such transaction would not be voidable if (1) the material facts as to such interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (2) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Dividends

Bermuda law does not permit payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing that the company, after the payment is made, would be unable to pay its liabilities as they become due, or the realizable value of the company's assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium accounts. The excess of the consideration paid on issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example to pay up unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation. In addition, our ability to pay dividends is subject to Bermuda and U.S. state insurance laws and regulatory constraints. See "Dividend Policy" and "Regulation."

Under Delaware law, subject to any restrictions contained in the company's certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits at any time when capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. There will be restrictions on the payment of dividends by our insurance subsidiaries to Quanta Holdings, which are described in more detail in "Regulation."

Amalgamations, Mergers and Similar Arrangements

We may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda when conducting such business would benefit the Company and would be conducive to attaining our objectives contained within our memorandum of association. We may, with the approval of at least 75% of the votes cast (after taking account of any voting power adjustments under the bye-laws) at a general meeting of our shareholders at which a quorum is present, amalgamate with another Bermuda company or with a body incorporated outside Bermuda. In the case of an amalgamation, a shareholder may apply to a Bermuda court for a proper valuation of such shareholder's shares if such shareholder is not satisfied that fair market value has been paid for such shares. The court ordinarily would not disapprove the transaction on that ground absent evidence of fraud or bad faith. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair value of the shares held by that stockholder (as determined by a court) in lieu of the consideration that stockholder would otherwise receive in the transaction. Delaware law does not provide stockholders of a corporation with voting or appraisal rights when the corporation acquires another business through the issuance of its stock or other consideration (1) in exchange for the assets of the business to be acquired; (2) in exchange for the outstanding stock of the corporation to be acquired; (3) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation; or (4) in a merger in which the corporation's certificate of incorporation is not amended and the corporation issues less than 20% of its common stock outstanding prior to the merger.

Takeovers

Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of the outstanding shares of each class of stock that is entitled to vote on the transaction. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

Certain Transactions with Significant Shareholders

As a Bermuda company, we may enter into certain business transactions with our significant shareholders, including asset sales, in which a significant shareholder receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders. Such transactions may be entered into with prior approval from our board of directors but without obtaining prior approval from our shareholders. Amalgamations require the approval of the board of directors and, except for certain amalgamations, a resolution of shareholders approved by a majority of at least 75% of the votes cast (after taking account of any voting power adjustments under the bye-laws). If we were a Delaware corporation, we would need, subject to certain exceptions, prior approval from our board of directors and authorization by stockholders holding at least two-thirds of the company's outstanding shares of common stock not owned by such interested stockholder to enter into a business combination (which, for this purpose, includes asset sales of greater than 10% of our assets that would otherwise be considered transactions in the ordinary course of business) with an interested stockholder for a period of three years from the time the person became an interested stockholder, unless we opted out of the relevant Delaware statute.

Shareholders' Suits

The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action. In comparison, class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

Indemnification of Directors and Officers

Under Bermuda law and our bye-laws, we may indemnify our directors, officers or any other person appointed to a committee of the board of directors (and their respective heirs, executors or administrators) to the full extent permitted by law against all actions, costs, charges, liabilities, loss, damage or expense incurred or suffered by such person by reason of any act done, concurred in or omitted in the conduct of our business or in the discharge of his/her duties; provided that such indemnification shall not extend to any matter involving any fraud or dishonesty (as determined in a final judgment or decree not subject to appeal) on the part of such director, officer or other person. Under our bye-laws, each of our shareholders agrees to waive any claim or right of action, other than those involving fraud or dishonesty, against us or any of our officers or directors.

Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (1) the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, if the director or officer had no reasonable cause to believe his conduct was unlawful.

Inspection of Corporate Records

Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our memorandum of association (including its objects and powers) and any alteration to our memorandum of association and documents relating to any increase or reduction of authorized capital. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and financial statements, which must be presented to the annual general meeting of shareholders. The register of our shareholders is also open to inspection by shareholders without charge, and to members of the public for a fee. We are required to maintain our share register in Bermuda but may establish a branch register outside of Bermuda. We are required to keep at our registered office a register of our directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any stockholder to inspect or obtain copies of a corporation's stockholder list and its other books and records for any purpose reasonably related to such person's interest as a stockholder.

Shareholder Proposals

Under Bermuda law, the Companies Act provides that shareholders may, as set forth below and at their own expense (unless a company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement prepared by the requesting shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a requisition is either that number of shareholders representing at least 5% of the total voting rights of all shareholders having a right to vote at the meeting to which the requisition relates or not less than 100 shareholders. Delaware law does not include a provision restricting the manner in which nominations for directors may be made by stockholders or the manner in which business may be brought before a meeting.

Calling of Special Shareholders Meetings

Under our bye-laws, a special general meeting may be called by our chairman or by any two directors or by any director and the secretary of the Company or by the board of directors. Under Bermuda law, a special meeting may also be called by the shareholders when requisitioned by the holders of at least 10% of the paid up voting share capital of our company as provided by the Companies Act. Delaware law permits the board of directors or any person who is authorized under a corporation's certificate of incorporation or bylaws to call a special meeting of stockholders.

Approval of Corporate Matters by Written Consent

Under Bermuda law, the Companies Act provides that shareholders may take action by written consent with 100% shareholders consent required. Delaware law permits stockholders to take action by the consent in writing by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted.

Amendment of Memorandum of Association

Bermuda law and our bye-laws provide that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Additionally, our bye-laws require that any amendment to our memorandum of association must be approved by our board of directors. An amendment to the memorandum of association that alters the company's business objects may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company's issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Delaware law requires that, unless a different percentage is provided for in the certificate of incorporation, a majority of the outstanding shares entitled to vote thereon is required to approve the amendment of the certificate of incorporation at the stockholders meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the rights or preference of any class of a company's stock, the holders of the outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, should be entitled to vote as a class upon the proposed amendment.

However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company's certificate of incorporation or any amendment that created such class or was adopted prior to the issuance of such class or that was authorized by the affirmative vote of the holders of a majority of such class or classes of stock.

Amendment of Bye-laws

Except as specified in our bye-laws, any amendment to the bye-laws must be approved by our board of directors and decided on by an ordinary resolution of our shareholders. Our bye-laws specify that amendments to certain provisions, such as those related to the election and indemnification of directors and the repurchase of our shares, must be approved by the board of directors and approved by a special resolution of our shareholders.

Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.

Enforcement of Judgments and Other Matters

We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce (1) judgments of United States courts obtained in actions against us or our directors and officers, as well as the experts named in this prospectus who reside outside the United States predicated upon the civil liability provisions of the U.S. federal securities laws and (2) original actions brought in Bermuda against us or our directors and officers, as well as the experts named in this prospectus who reside outside the United States predicated solely upon U.S. federal securities laws. There is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies available under the U.S. federal securities laws, would not be allowed in Bermuda courts as contrary to Bermuda's public policy.

Registration Rights

Private Offering

In connection with the Private Offering, we entered into a registration rights agreement with Friedman, Billings, Ramsey & Co., Inc., as the initial purchaser, MTR, BEMI, BEM Specialty Investments, LLC, Russ Family, LLC and CPD & Associates, LLC for the benefit of these parties and their direct and indirect transferees of the shares sold in that offering. Under this registration rights agreement, we agreed to file with the SEC, no later than March 28, 2004, a shelf registration statement on the appropriate form under the Securities Act then available to us providing for the resale pursuant to Rule 415 under the Securities Act from time to time by the holders of shares sold in the Private Offering as well as shares issuable upon the exercise of warrants issued to BEM Specialty Investments, LLC, Russ Family, LLC and CPD & Associates, LLC (a "Shelf Registration Statement"). The registration statement of which this prospectus is a part is such a Shelf Registration Statement.

If we choose to file a registration statement under the Securities Act providing for the initial public offering of shares (the "IPO Registration Statement") and no Shelf Registration Statement has been declared effective by the SEC, all holders of shares sold in the Private Offering may have their shares registered for resale in the IPO Registration Statement, subject to customary limitations by the underwriter, if any. If any holder's shares are not sold in an IPO Registration Statement (by reason of an underwriter limitation, termination or withdrawal of the IPO Registration Statement or otherwise), we must file a Shelf Registration Statement to register the resale of such shares. We agreed to cause any Shelf Registration Statement to remain effective for two years after the effective date of that registration statement.

Unless the Shelf Registration Statement has been previously declared effective by the SEC, upon an underwritten offering pursuant to an IPO Registration Statement, any of our securities held by the purchasers in the Private Offering that are not offered under the IPO Registration Statement will be subject to lock-up for a period of 180 days following the effective date of the registration statement. The initial purchaser, at any time, and without notice, may release all or any portion of the shares subject to the foregoing lock-up provisions.

We also agreed to restrictions on the registration rights we may grant to any other holder or prospective holder of our securities without the prior written consent of the holders of a majority of the then outstanding shares subject to these registration rights.

This summary of the registration rights agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Private Placement to Nigel Morris

On March 23, 2004, we entered into a registration rights agreement with Nigel W. Morris pursuant to which Mr. Morris has a one-time right to require us to file a registration statement covering the sale of 292,261 shares he purchased from us on December 18, 2003 in a private placement.

SHARES ELIGIBLE FOR FUTURE SALE

General

We have 56,798,218 common shares outstanding. We have also granted options for the purchase of approximately 2,883,400 common shares to several of our employees and directors and the Founder Warrants to purchase an aggregate of 2,542,813 shares. All of our outstanding common shares, other than the 291,262 common shares sold to Nigel Morris as described below, are being registered for resale pursuant to the registration statement of which this prospectus is part. Further, all of the 2,542,813 common shares underlying the Founder Warrants are being registered pursuant to the registration statement of which this prospectus is a part. On December 22, 2003, we sold 291,262 common shares to one of our directors, Nigel W. Morris in a private placement. These shares are not being registered pursuant to the registration statement of which this prospectus is part, but we have entered into a registration rights agreement with Mr. Morris covering these shares pursuant to which he has a one-time right to require us to file a registration statement covering these shares. See "Certain Relationships and Related Transactions — Private Placement to Nigel Morris" and "Description of Share Capital — Registration Rights."

All of the common shares sold by the selling shareholders will be freely tradable in the public market without restriction or limitation under the Securities Act, except for any shares purchased by any "affiliate" (as defined in the Securities Act) of ours. The common shares that are held by our affiliates are "restricted shares" for purposes of Rule 144 under the Securities Act, and may not be sold by an affiliate other than in compliance with the registration requirements of the Securities Act or pursuant to an available exemption from such registration requirements.

Sales under Rule 144 are subject to restrictions relating to the manner of sale, notice and the availability of current public information about the issuer. A person who has not been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years (including the holding period of any prior owner other than an affiliate), would be entitled to sell such shares without regard to the volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

We cannot predict the effect that any future sales of our common shares, or the availability of such shares for sale, will have on the market price of the common shares from time to time. We believe that sales of substantial numbers of our common shares, or the perception that such sales could occur, would adversely affect prevailing market prices of the common shares and our ability to raise capital in the future through the sale of additional securities.

Lock-Up Agreements

We and Tobey J. Russ, Michael J. Murphy, W. Russell Ramsey, Lynne M. Miller, Nigel W. Morris and James J. Ritchie have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares, or any securities convertible into or exercisable for any shares or any right to acquire our shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the shares, whether any such transaction is to be settled by delivery of shares or other securities, in cash or otherwise until September 3, 2004 except for shares issued under our 2003 long term incentive plan. These lock-up restrictions also apply for a period of 180 days following the closing of an offering under an IPO Registration Statement. Friedman, Billings, Ramsey & Co., Inc., at any time, and without notice, may release all or any portion of the shares subject to the foregoing lock-up agreements.

PRINCIPAL SHAREHOLDERS

The following table sets forth the total number and percentage of our common shares beneficially owned as of May 1, 2004 by: (1) each person known to us to be the beneficial owner of more than 5% of any class of our outstanding voting shares; (2) each director; (3) each of our chief executive officer and our other four most highly compensated executive officers; and (4) all executive officers and directors as a group. Except as otherwise noted below, the address of each of the persons in the table is c/o Quanta Capital Holdings Ltd., Cumberland House, 1 Victoria Street, Hamilton HM 11, Bermuda.

	Shares beneficially owned
Beneficial Owner	Number		Percent
Friedman, Billings, Ramsey Group, Inc.(1)	3,288,269	(2)	5.79%
W. Russell Ramsey(3)	3,671,107	(4)	6.34%
Tobey J. Russ	1,115,810	(5)	1.94%
Michael J. Murphy	1,264,600	(6)	2.20%
James J. Ritchie	5,376		0.01%
Nigel W. Morris(7)	398,788	(8)	0.70%
Wallace L. Timmeny	1,000		*
John S. Brittain, Jr.	—		—
Gary G. Wang	—		—
All such directors and executive officers as a group (9 persons)	6,456,781		10.88%

*	less than 0.01%
(1)	The address of Friedman, Billings, Ramsey Group, Inc. is 1001 19th Street North, Arlington, Virginia 22209.
(2)	Represents shares owned by Friedman, Billings, Ramsey Group, Inc. or its affiliates.
(3)	Mr. Ramsey's address is 8200 Greensboro Drive, Suite 1550, McLean, Virginia 22102.
(4)	Includes 1,130,139 shares issuable upon exercise of warrants granted to BEM Specialty Investments, LLC. Also includes 362,957 shares held by BEM Specialty Investments, LLC, 820,208 shares held by RNR, LLC, and 1,357,803 shares held by Capital Crossover Partners, LP. Mr. Ramsey is the manager and a beneficial owner of the membership interests of BEM Specialty Investments, LLC. Mr. Ramsey and his spouse are the beneficial owners of RNR, LLC and Mr. Ramsey is the beneficial owner of the shares held by Capital Crossover Partners, LP.
(5)	Includes 706,337 shares issuable upon exercise of warrants granted to Russ Family, LLC, a limited liability company whose membership interests are beneficially owned by Tobey J. Russ and 289,446 shares held by Russ Family LLC. Mr. Russ is also the manager of Russ Family, LLC.
(6)	Includes 706,337 shares issuable upon exercise of warrants granted to CPD & Associates, LLC, a limited liability company whose membership interests are beneficially owned by Michael J. Murphy. Mr. Murphy is also the manager of CPD & Associates, LLC. Also includes 558,262 shares held by CPD & Associates, LLC.
(7)	Mr. Morris' address is P.O. Box 16133, Alexandria, Virginia 22302.
(8)	Also includes 291,262 shares purchased on December 22, 2003 in a private placement. See "Certain Relationships and Related Transactions." Mr. Morris holds all of these shares through the Nigel W. Morris Revocable Trust under agreement dated January 30, 2003.

SELLING SHAREHOLDERS

The selling shareholders may from time to time offer and sell pursuant to this prospectus any or all of the common shares set forth below. When we refer to the "selling shareholders" in this prospectus, we mean those persons listed in the table below, as well as the permitted transferees, pledgees, donees, assignees, successors and others who later come to hold any of the selling shareholders' interests other than through a public sale.

The table below sets forth the name of each selling shareholder and the number of common shares that each selling shareholder may offer pursuant to this prospectus. Except as noted below, none of the selling shareholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

Based on the information provided to us by the selling shareholders, assuming that the selling shareholders sell all of the common shares beneficially owned by them that have been registered by us and do not acquire any additional common shares during the offering, each selling shareholders will not own any common shares other than the common shares appearing in the column entitled "Beneficial ownership after offering." We cannot advise you as to whether the selling shareholders will in fact sell any or all of such common shares. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the common shares in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below:

	Beneficial ownership prior to offering			Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)	Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
A.G. Funds L.P.(4)(5)	400,000	*	400,000	—	—
A-Able Transmission(6)	1,550	*	1,550	—	—
Acadia Fund I LP(7)	22,462	*	22,462	—	—
Acadia Life International Ltd.(7)	514	*	514	—	—
A.H. Investment(8)	5,000	*	5,000	—	—
AIM Equity Funds, on behalf of its portfolio, AIM Capital Development Fund(9)	1,000,000	1.76%	1,000,000	—	—
AIM Funds Group, on behalf of its portfolio, AIM Small Cap Equity Fund(9)	469,700	*	469,700	—	—
AIM Variable Insurance Funds, on behalf of its portfolio, AIM V.I. Capital Development Fund(9)	133,100	*	133,100	—	—
AIM Variable Insurance Funds, on behalf of its portfolio, AIM V.I. Small Cap Equity Fund(9)	8,800	*	8,800	—	—
Al-Bader, Mishari(10)	300	*	300	—	—
Allen, Gerald(6)	640	*	640	—	—
Allen, Gerald J.(6)	4,510	*	4,510	—	—
Alpha US SUB Fund I, LLC(11)	44,875	*	44,875	—	—
Altobello, Daniel J.	5,000	*	5,000	—	—
American Physicians Assurance Corp(12)	40,000	*	40,000	—	—
Ames, Donald & Julie(6)	1,200	*	1,200	—	—
Anima S.G.R.p.A.	88,000	*	88,000	—	—
Arbco Associates, L.P.(4)(13)	50,000	*	50,000	—	—

	Beneficial ownership prior to offering				Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)		Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
Archdiocese of Cincinnati(6)	27,200		*	27,200	—	—
Arnall, Roland E.	500,000		*	500,000	—	—
Avant Garde Investment Limited(7)	1,402		*	1,402	—	—
Aviation Sales Inc. 401 (k) Profit Sharing Plan Rick J. Penwell TTEE(6)	1,360		*	1,360	—	—
Awad Asset Management, Inc.(4)(14)	1,020,000		1.80%	1,020,000	—	—
Axia Offshore Partners, Ltd.(11)	55,158		*	55,158	—	—
Axia Partners, LP(11)	165,267		*	165,267	—	—
Baggott, Mary Lou R.(6)	2,390		*	2,390	—	—
Balaran, Theresa K.(10)	1,000		*	1,000	—	—
Ball, Robert R.(6)	830		*	830	—	—
Banzai Offshore Fund, Ltd.(15)	179,100		*	179,100	—	—
Banzai Partners LP(15)	123,000		*	123,000	—	—
Barbara A. Muth Revocable Living Trust U/A DTD 10/31/96 Barbara A. Muth, TTEE(6)	2,400		*	2,400	—	—
Barclays Global Investors Event Driven Fund II(16)	35,000		*	35,000	—	—
Barrish, Jack	50,000		*	50,000	—	—
Barron, John Jr.(6)	350		*	350	—	—
Barrow, Wylie R. Jr. and Rosalind K.(17)	2,800		*	2,800	—	—
Bavely, Donald & Kathleen	10,000		*	10,000	—	—
Bay Pond Investors (Bermuda) L.P.(18)	80,400		*	80,400	—	—
Beach, Patrick & Christine	2,500		*	2,500	—	—
Beach Family Partnership(6)	3,440		*	3,440	—	—
Bear Stearns Securities Corp., custodian, J. Steven Emerson IRA RO II(19)	522,600		*	522,600	—	—
Bear Stearns Securities Corp., custodian, J. Steven Emerson Roth IRA(19)	140,000		*	140,000	—	—
Bear Wagner Specialists LLC(20)	475,000		*	475,000	—	—
Beck, Judith(6)	2,360		*	2,360	—	—
Beese, Carter(4)	10,000		*	10,000	—	—
BEM Specialty Investments LLC(4)(21)	1,493,096	(21)	2.58%	1,493,096	—	—
Bennett, LuAnn	10,000		*	10,000	—	—
Best, Diana M.(6)	3,520		*	3,520	—	—
Bettius, Marc E.	5,000		*	5,000	—	—
Bichsel, Vivian D.(6)	1,060		*	1,060	—	—
Bistricer, Alexander	5,000		*	5,000	—	—
Blueprint Partners LP(22)	50,000		*	50,000	—	—
Bonanno, Francis A. (6)	1,220		*	1,220	—	—
Bonanno, Francis A. Jr.(6)	6,190		*	6,190	—	—

	Beneficial ownership prior to offering			Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)	Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
Bordash, Robert(10)	7,500	*	7,500	—	—
Bortel, Allan or Sydne	5,000	*	5,000	—	—
Boston Partners Asset Management, LLC(4)(23)	2,800,000	4.93%	2,800,000	—	—
Boston Provident Partners, L.P.(24)	189,000	*	189,000	—	—
Boyle, Jefferey(10)	1,500	*	1,500	—	—
BP Institutional Partners, L.P.(24)	11,000	*	11,000	—	—
Brabender, Timothy & Susanne(6)	3,430	*	3,430	—	—
Brady, Harlene(6)	260	*	260	—	—
Brahman C.P.F. Partners, L.P.(126)	36,700	*	36,700	—	—
Brahman Institutional Partners, L.P.(126)	56,500	*	56,500	—	—
Brahman Partners II, L.P.(126)	61,100	*	61,100	—	—
Brahman Partners II Offshore, Ltd.(126)	134,900	*	134,900	—	—
Brahman Partners III, L.P.(126)	40,500	*	40,500	—	—
Broesche, Gerald Wayne and Brook Ann(17)	2,500	*	2,500	—	—
Brooks, Kenneth & Anita Wolke	2,600	*	2,600	—	—
Brookstone Corporation ESP FBO John D. Carson(17)	2,300	*	2,300	—	—
Brookstone Corporation ESP FBO Stephen J. Dishman(17)	1,000	*	1,000	—	—
Brown, Dottie L.(6)	350	*	350	—	—
Bruno, Anthony and Christina	1,000	*	1,000	—	—
Bruno, Anthony and Kathleen	1,200	*	1,200	—	—
Bruno, Mark and Martha	1,000	*	1,000	—	—
Bruno, Michael C. (10)	2,500	*	2,500	—	—
Bulldog Investment Partners(25)	100,000	*	100,000	—	—
Bulman, James P.(26)	2,500	*	2,500	—	—
Bush, Graeme	2,300	*	2,300	—	—
Bushansky, Stephen	1,500	*	1,500	—	—
BY Partners, L.P.(126)	124,700	*	124,700	—	—
Campbell, David W. & Mary W.	2,000	*	2,000	—	—
Candlewood Fund, L.P.(27)	35,000	*	35,000	—	—
Candlewood Offshore Fund Ltd.(27)	288,000	*	288,000	—	—
Candlewood QP Fund, L.P.(27)	210,000	*	210,000	—	—
Canterbury/Westchester SMID Cap Value Fund(6)	41,200	*	41,200	—	—
Capital Crossover Partners, LP(4) (28)	1,357,803	2.39%	1,357,803	—	—
Capitalgest Bilanciato(29)	150,000	*	150,000	—	—
Carol A. Stout Revocable Living Trust Carol A. & Michael K. Stout TTEES(6)	5,880	*	5,880	—	—
Carole C. Holmes Revocable Living Trust DTD 08/25/94 Carole C. Holmes, TTEE(6)	7,050	*	7,050	—	—
Carroll, John F.(6)	580	*	580	—	—
Carroll, Pamela S.(6)	420	*	420	—	—

	Beneficial ownership prior to offering				Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)		Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
CastleRock Fund, Ltd.(30)	91,700		*	91,700	—	—
CastleRock Partners II, L.P.(30)	8,900		*	8,900	—	—
CastleRock Partners, L.P.(30)	157,500		*	157,500	—	—
CCHS Retirement Plan(6)	186,800		*	186,800	—	—
Ceisel, Charles	2,000		*	2,000	—	—
Cerulean Partners, Ltd.(7)	25,622		*	25,622	—	—
Chesapeake Partners Limited Partnership(16)	620,000		1.09%	620,000	—	—
Chesapeake Partners Institutional Fund Limited Partnership(16)	40,000		*	40,000	—	—
Chesapeake Partners International Ltd.(16)	305,000		*	305,000	—	—
Children's Healthcare of Atlanta(31)	22,600		*	22,600	—	—
Chimerine, Lawrence	2,500		*	2,500	—	—
Chizzonite, Jan J. and Kathi L.(26)	1,000		*	1,000	—	—
Christopher M. Ruff Personal Trust U/A 8/31/98 FBO Christopher M. Ruff(6)	2,860		*	2,860	—	—
Christopher White Irrevocable Trust(127)	30,000		*	30,000	—	—
Clarke, Ronald and Gwendoline D.(17)	3,000		*	3,000	—	—
Colaizzi, Diane W.(6)	310		*	310	—	—
Colaizzi, Robert(6)	4,250		*	4,250	—	—
Colaizzi, Robert A. Jr. & Diane W.(6)	780		*	780	—	—
Coleman, Cheryl L.(6)	410		*	410	—	—
Coleman, Patrick J.(6)	1,650		*	1,650	—	—
Concho Group Ltd.(17)	3,500		*	3,500	—	—
Connor, Murphy & Co. 401(k) Profit Sharing Plan(6)	1,140		*	1,140	—	—
Conover, Steven & Victoria(6)	870		*	870	—	—
Convery, Sean R.(6)	510		*	510	—	—
Cornerstone Partners L.P.(32)	50,000		*	50,000	—	—
CPD & Associates, LLC(33)	995,783	(33)	1.73%	995,783	—	—
Crabtree, Scott A.	40,000		*	40,000	—	—
Creve & Co., nominee for BancTexas DBP(4)(34)	47,500		*	47,500	—	—
Crnkovich, Paul R.(6)	980		*	980	—	—
Crnkovich, Paul R. & Dina E.(6)	1,240		*	1,240	—	—
Cummins, Christine(26)	1,000		*	1,000	—	—
Curtis Partnership(35)	15,000		*	15,000	—	—
Cynthia Breslek Irrevocable Trust(127)	30,000		*	30,000	—	—
Dacoma Investments, Ltd.(17)	2,400		*	2,400	—	—
Dahm, Donna G.(6)	910		*	910	—	—
Dahm, John T.(6)	5,770		*	5,770	—	—
Dakin, Michael F.(6)	1,820		*	1,820	—	—
Daniel S. Loeb Third Point Management Foundation(15)	25,000		*	25,000	—	—
Dascoli, James C.	7,500		*	7,500	—	—

	Beneficial ownership prior to offering			Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)	Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
David M. Morad Jr. Revocable Living Trust U/A DTD 9/15/97 David M. Morad Jr. & Semele Foundas TTEE(6)	1,920	*	1,920	—	—
David Ross Revocable Living Trust U/A DTD 11/04/00 David Ross TTEE(6)	1,440	*	1,440	—	—
David, James D. & Maria C.(10)	2,000	*	2,000	—	—
Dawson, Jabon R. M.D. and Jaqueline(17)	700	*	700	—	—
Dell'Isola, Paul T.(10)	25,000	*	25,000	—	—
Devine, John Patrick	3,000	*	3,000	—	—
Diamond Partners LLC(36)	40,000	*	40,000	—	—
Diamond Partners Offshore Fund Limited(36)	20,000	*	20,000	—	—
Diavatis, Demetrios N.	5,000	*	5,000	—	—
Dierman, Jefferey and Tamara	5,000	*	5,000	—	—
Dishman Partners Limited(17)	600	*	600	—	—
Don A. & Linda B. Maccubbin Revocable Trust DTD 05/04/93 Don A. & Linda B. Maccubbin, TTEES(6)	2,870	*	2,870	—	—
Donahue, Timothy and Jayne	20,000	*	20,000	—	—
Dorn, Patricia Meyer(6)	4,630	*	4,630	—	—
Dorsey, Elizabeth Hillen(10)	2,000	*	2,000	—	—
Dr. Michael T. Kunesh Revocable Trust(6)	1,990	*	1,990	—	—
Drake Associates L.P.(37)	15,000	*	15,000	—	—
Drouin, Rene L. & Julie(17)	1,700	*	1,700	—	—
Dubin Family Partnership Ltd.(38)	5,000	*	5,000	—	—
Durkee, Suzanne R.(39)	10,000	*	10,000	—	—
Dussek, Steven	10,000	*	10,000	—	—
Duvall, Robert C.	5,000	*	5,000	—	—
Earman, Lorraine L.(6)	330	*	330	—	—
Earman, Steven W.(6)	690	*	690	—	—
EBS Asset Management(6)	14,000	*	14,000	—	—
EBS Microcap Partners, L.P. Limited Partnership(6)	17,200	*	17,200	—	—
EBS Partners, LP Limited Partnership(6)	36,500	*	36,500	—	—
Eckert, Thomas D. and Elizabeth G.	66,000	*	66,000	—	—
Eidelman, David and Rachael	20,000	*	20,000	—	—
Elm Ridge Capital Partners, L.P.(40)	494,900	*	494,900	—	—
Elm Ridge Value Partners Offshore Fund, Inc.(40)	798,000	1.41%	798,000	—	—
Elm Ridge Value Partners, LP(40)	52,100	*	52,100	—	—
Emerald Investment Partners, LP(4)(41)	25,000	*	25,000	—	—

	Beneficial ownership prior to offering			Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)	Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
Energizer Holdings, Inc. Retirement Plan Trust(6)	125,000	*	125,000	—	—
Ernst Enterprises Deferred Compensation DTD 05/20/90 fbo Mark Van de Grift(6)	1,630	*	1,630	—	—
Ernst, Cindy(6)	11,200	*	11,200	—	—
Ernst, David R. & Renee M.(6)	1,340	*	1,340	—	—
Ervin, Michael E., MD(6)	4,000	*	4,000	—	—
Eubel, John(6)	6,130	*	6,130	—	—
Eubel, Melinda L.(6)	1,160	*	1,160	—	—
Fabrizio, Francis John III(10)	20,000	*	20,000	—	—
Farallon Capital Institutional Partners II, LP(42)	38,900	*	38,900	—	—
Farallon Capital Institutional Partners III, LP(42)	44,500	*	44,500	—	—
Farallon Capital Institutional Partners, LP(42)	301,800	*	301,800	—	—
Farallon Capital Offshore Investors, Inc.(42)	810,500	1.43%	810,500	—	—
Farallon Capital Partners, LP(42)	336,200	*	336,200	—	—
Farber, Richard(4)	25,000	*	25,000	—	—
Faries, Thomas A.(10)	3,000	*	3,000	—	—
Farr, Laurie F.	10,000	*	10,000	—	—
Feinberg, Richard	25,000	*	25,000	—	—
Feinberg, Robert	20,000	*	20,000	—	—
Felice M. Kantor #1 Personal Trust U/A DTD 06/23/93 Felice M. Kantor TTEE(6)	8,650	*	8,650	—	—
Ferguson, Harold A. & Lois M.(6)	1,520	*	1,520	—	—
Ferial Seikaly Polhill, LLC(43)	18,000	*	18,000	—	—
Fidelity Capital Trust: Fidelity Capital Appreciation Trust(4)(44)	935,600	1.65%	935,600	—	—
Fidelity Advisor Series I: Fidelity Advisor Small Cap Fund(4)(44)	1,000,000	1.76%	1,000,000	—	—
Fidelity Charles Street Trust: Fidelity Asset Manager: Aggressive(4)(44)	64,400	*	64,400	—	—
Fingerhut, Burt	3,500	*	3,500	—	—
Firsdon, Byron R.(6)	660	*	660	—	—
First Security Bank Commingled Investment Fund for Qualified Employee Benefit Plans(17)	91,000	*	91,000	—	—
Flynn, Robert L.	10,000	*	10,000	—	—
Foster, H.J.(17)	3,200	*	3,200	—	—
Foundas, Semele(6)	270	*	270	—	—
Fountainhead Special Value Fund(17)	60,000	*	60,000	—	—
Framtidsfonden, Folksam(45)	25,000	*	25,000	—	—

	Beneficial ownership prior to offering			Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)	Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
Frank Hawkins Lewis et al TUW of Meta Hawkins Lewis, Janet Lewis Peden, Trustee(17)	1,700	*	1,700	—	—
Frank Hawkins Lewis et al TUW of J.C. Lewis, Janet Lewis Peden, Trustee(17)	2,150	*	2,150	—	—
Freudenberger, Richard Emery Jr.(26)	1,500	*	1,500	—	—
Friedman, Billings, Ramsey & Co., Inc.(46)(47)	97	*	97	—	—
Friedman, Billings, Ramsey Group, Inc.(4)(46)	2,688,172	4.73%	2,688,172	—	—
Friedman, Billings, Ramsey Weston, LP(4)(46)	600,000	1.06%	600,000	—	—
Frorer Partners(48)	201,000	*	201,000	—	—
Gallagher, Peter A. and Linda P.	20,000	*	20,000	—	—
Gapp, Gary C.	10,000	*	10,000	—	—
Garrison, Richard T., M.D.(6)	1,980	*	1,980	—	—
George H. Welsh Revocable Living Trust DTD 8/1/90 - Trust B Joan M. Welsh, Co-TTEE(6)	6,340	*	6,340	—	—
Gershen, Barnett L.(17)	6,500	*	6,500	—	—
Giacomo Life Insurance Trust DTD 4/28/01 Jane Hughes TTEE(6)	6,000	*	6,000	—	—
Gilbert, Howard N.	5,000	*	5,000	—	—
Gladstone, Doulgas and Lenore(26)	10,752	*	10,752	—	—
Global Capital Limited(49)	50,000	*	50,000	—	—
Gloria A. Reiber Revocable Living Trust, DTD 09/28/94 Gloria A. Reiber, TTEE(6)	4,240	*	4,240	—	—
Goeckel, Carl W.(6)	3,120	*	3,120	—	—
Goldstein, Robert B. & Candy K.	5,000	*	5,000	—	—
Goozh, Karen & Joel L	10,000	*	10,000	—	—
Gorman, Donald(6)	440	*	440	—	—
Gottschlich, Gary W.(6)	1,820	*	1,820	—	—
Gray, Michael B.	1,000	*	1,000	—	—
Greek, Frank & Cathy(50)	3,300	*	3,300	—	—
Greenlight Capital Offshore, Ltd.(51)	1,366,000	2.41%	1,366,000	—	—
Greenlight Capital Qualified, LP(51)	1,091,100	1.92%	1,091,100	—	—
Greenlight Capital, LP(51)	362,900	*	362,900	—	—
Gridley Investments, Inc.(52)	5,000	*	5,000	—	—
Grodko, Jeffrey	3,000	*	3,000	—	—
Gronner Family Trust U/A/D 06/14/02 Alain & Danielle Gronner, TTEES(6)	10,800	*	10,800	—	—
Gross Foundation Inc.(53)	30,000	*	30,000	—	—
Guggenheim Portfolio Company XXII, LLC(45)	50,000	*	50,000	—	—
Gutmann, D. Darlene(6)	4,050	*	4,050	—	—

	Beneficial ownership prior to offering			Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)	Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
Guy R. & Susan S. Henshaw Joint Personal Trust UAD 10/5/90 Guy R. & Susan S. Henshaw TTEES(6)	5,510	*	5,510	—	—
Gwendolyn D. Harmon Revocable Living Trust(6)	1,950	*	1,950	—	—
H.J. & Aggie L. Foster Trust dated 02-17-1994(17)	1,700	*	1,700	—	—
Hackett, Cynthia A.(6)	790	*	790	—	—
Ham, Bill(17)	8,300	*	8,300	—	—
Hancock, David H.	75,000	*	75,000	—	—
Hansen, Edward P.(17)	1,000	*	1,000	—	—
Harbor Advisors, LLC - FAO Butterfield Bermuda General Account(55)	35,000	*	35,000	—	—
Harlan, Stephen	8,000	*	8,000	—	—
Harmon, Gwendolyn D.(6)	2,010	*	2,010	—	—
Harris, Richard(56)	10,000	*	10,000	—	—
Harrison, Andrew	10,000	*	10,000	—	—
Harrison, Donald	10,000	*	10,000	—	—
Hart, Jed	4,000	*	4,000	—	—
Hausfeld, Christine(6)	240	*	240	—	—
Hausfeld, Lori A.(6)	270	*	270	—	—
Hazel, Neil(6)	7,850	*	7,850	—	—
Hazel, Neil W.(6)	1,290	*	1,290	—	—
Hazel, Neil W. & Jeanne K.(6)	1,360	*	1,360	—	—
HBK Master Fund, L.P.(4)(57)	2,000,000	3.52%	2,000,000	—	—
Helen G. Moody Revocable Living Trust DTD 01/17/02 Helen G. Moody TTEE(6)	840	*	840	—	—
Hickey, Andrea J.(6)	720	*	720	—	—
Hickey, James W.(6)	2,840	*	2,840	—	—
Hicks, Caroline	1,500	*	1,500	—	—
High Rock Asset Management LLC(36)	20,000	*	20,000	—	—
Hilal, David(10)	5,000	*	5,000	—	—
Hirshhorn, Martin	15,000	*	15,000	—	—
Hirst, Jeremy	2,000	*	2,000	—	—
Hirst, Thomson and Gloria Trumponer	10,000	*	10,000	—	—
Hoke, Forney M. III(6)	3,070	*	3,070	—	—
Holmes, Richard E.(6)	1,590	*	1,590	—	—
Holtgreive, Robert J.(6)	2,450	*	2,450	—	—
Hopf, Stephen & Cynthia(6)	940	*	940	—	—
Houston Pilots Pension Plan & Trust(17)	6,800	*	6,800	—	—
Hudspeth, Alice R.(17)	5,000	*	5,000	—	—
IAT Reinsurance Company Ltd.(30)	31,700	*	31,700	—	—
Invesco Perpetual Smaller Companies Fund(4)	67,700	*	67,700	—	—
Invesco Perpetual US Aggressive Fund(4)	24,400	*	24,400	—	—

	Beneficial ownership prior to offering			Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)	Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
Investors of Amercia, L.P.(58)	2,250,006	3.96%	2,250,006	—	—
J & S Black Family Limited Partnership(17)	4,600	*	4,600	—	—
Jackson, George Andrew & Linda Kennedy(17)	6,200	*	6,200	—	—
Jackson, Lawrence K. & Eileen M.(6)	4,540	*	4,540	—	—
Jaindl, Frederick J.	25,000	*	25,000	—	—
James Dierberg, Trustee for James F. Dierberg Living Trust(58)	250,000	*	250,000	—	—
James M. Striplin, III Revocable Living Trust U/A DTD 07/31/92 James M. Striplin, III TTEE(6)	940	*	940	—	—
James R. Murphy, Trustee U/A of Trust for James R. Murphy Personal Portfolio(6)	2,050	*	2,050	—	—
Jana Master Fund, Ltd.(59)	244,000	*	244,000	—	—
J.C. Lewis, 1974-GC Investment(17)	5,800	*	5,800	—	—
Jeffrey M. Grieco Revocable Living Trust DTD 7/19/2001 Jeffrey M. Greico, TTEE(6)	1,620	*	1,620	—	—
Jerome E. Muth Revocable Living Trust U/A DTD 10/31/96 Jerome E. Muth, TTEE(6)	930	*	930	—	—
JMG Capital Partners, LP(60)	250,000	*	250,000	—	—
JMG Triton Offshore Fund Ltd. (61)	250,000	*	250,000	—	—
Joan G. Eastwood, IRA Rollover, FBO Dawn E. Adams(17)	700	*	700	—	—
Jody Irwin Separate Property(17)	2,200	*	2,200	—	—
John B. Maynard Jr. Irrevocable Trust U/A DTD 12/12/93 John B. Maynard Sr., TTEE(6)	470	*	470	—	—
John C. Ernst, Jr. Revocable Trust John C. Ernst, Jr. TTEE(6)	14,600	*	14,600	—	—
John G. Grieco Personal Trust U/A 5/20/98 John G. Grieco TTEE(6)	2,070	*	2,070	—	—
John M. Angelo, Michael L. Gordon, & Fred Berger - Trustees of AG Savings & Investment Plan dtd 1/1/89 - FBO Jed A. Hart(62)	3,500	*	3,500	—	—
Jonell L. Gharst Revocable Living Trust U/A DTD 3/18/97 William I. Gharst TTEE(6)	3,560	*	3,560	—	—
Johnson, Mitchell A.	5,000	*	5,000	—	—
Joseph R. Smith Family Trust DTD 8/10/95 Joseph R. Smith TTEE(6)	30,400	*	30,400	—	—
Joyce Ann Porter Revocable Living Trust dtd 12/1/00 Joyce Ann Porter, TTEE(6)	2,120	*	2,120	—	—

	Beneficial ownership prior to offering			Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)	Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
Julber, Evan L.	15,000	*	15,000	—	—
Junkin, Timothy	3,000	*	3,000	—	—
K. Kenneth Tarbell, Jr. Living Trust DTD 12/04/74, Amended 11/15/95 K. Kenneth Tarbell, Jr. TTEE(6)	2,600	*	2,600	—	—
Kantor, Neil Dr.(6)	4,060	*	4,060	—	—
Kappel, Richard N. & Alicia L.(6)	7,510	*	7,510	—	—
Kapolas, Chris H. & Linda M.(6)	6,620	*	6,620	—	—
Karfunkel Family Foundation(63)	25,000	*	25,000	—	—
Karter, Elias M.(6)	8,360	*	8,360	—	—
Kasch, William M. & Sonja K.(6)	1,710	*	1,710	—	—
Kay, David S. and Margaret A. Fisher-	10,000	*	10,000	—	—
Kay, Leonard & Jacqueline	2,500	*	2,500	—	—
Kayne Anderson Capital Income Partners (QP), L.P.(4)(64)	125,000	*	125,000	—	—
Kehler, James	2,500	*	2,500	—	—
Kelly, Thomas N. and Diana	10,000	*	10,000	—	—
Kennell, Judy J.(17)	2,800	*	2,800	—	—
Kent, Leon A. & Mike(17)	2,900	*	2,900	—	—
Kidd, Hazel B.(6)	1,160	*	1,160	—	—
Kilcarr, Barbara A.	10,000	*	10,000	—	—
Kilian, Robert L.(6)	880	*	880	—	—
Kimsey, James V.	100,000	*	100,000	—	—
Kingfield, Raymond E.	2,500	*	2,500	—	—
King Investment Advisors, Inc.(17)	25,000	*	25,000	—	—
King Investment Advisors, Inc. Profit Sharing Plan(17)	2,000	*	2,000	—	—
King, Roger E.(17)	50,000	*	50,000	—	—
Kingsfield, Raymond E.	2,500	*	2,500	—	—
Kirsch, Peter Allen	2,500	*	2,500	—	—
Klaus, Kenneth E. & Doreen G.(6)	520	*	520	—	—
Kleeblatt, James R.(10)	7,000	*	7,000	—	—
Klein, Debbie Ann(6)	3,430	*	3,430	—	—
Klein, Lawrence(6)	910	*	910	—	—
Kranzberg Family Charitable(65)	4,000	*	4,000	—	—
Kranzberg Residuary Trust (U/W Marcelle Kranzberg)(65)	7,500	*	7,500	—	—
Kunesh, John C. & Sarah L.(6)	430	*	430	—	—
Kunesh, Mary M.(6)	5,700	*	5,700	—	—
Kung, Greg(17)	2,700	*	2,700	—	—
Lacy, Jeffry L.(17)	1,400	*	1,400	—	—
Lander Investments, LLC(66)	25,000	*	25,000	—	—
Ledecky, Jonathan J.	25,000	*	25,000	—	—
Ledford, George W.(6)	5,280	*	5,280	—	—
Lehner, James T., M.D.(6)	2,220	*	2,220	—	—

	Beneficial ownership prior to offering			Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)	Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
LeSourd, Richard H., Jr.(6)	2,080	*	2,080	—	—
LH Rich Companies(67)	25,000	*	25,000	—	—
Lindeman-Thomas, Christine(6)	1,090	*	1,090	—	—
Lindner, Russell	1,500	*	1,500	—	—
Liszewski, Louise E.(17)	1,300	*	1,300	—	—
Locke, James and Susan	50,000	*	50,000	—	—
Locke, T. Ferguson	10,000	*	10,000	—	—
Loeb, Daniel S.	100,000	*	100,000	—	—
Lord Abbett All Value Fund(68)	260,000	*	260,000	—	—
Lord Abbett Research Fund Small CAP Value Series(68)	325,000	*	325,000	—	—
Loupe, Robert L.(17)	1,500	*	1,500	—	—
Love Savings Holding Company(69)	25,000	*	25,000	—	—
Lowry, Robert(6)	450	*	450	—	—
Lowry, Robert W.(6)	1,600	*	1,600	—	—
Lowry, Sharon A.(6)	1,040	*	1,040	—	—
LRM Holdings Inc.(70)	18,000	*	18,000	—	—
Lumby, Samuel W.(6)	1,730	*	1,730	—	—
Lunsford, Michael G.(6)	1,480	*	1,480	—	—
Lyxor Asset Management(15)	375,000	*	375,000	—	—
Maccubbin, Don A.(6)	850	*	850	—	—
Mackil, Joseph D.(6)	5,220	*	5,220	—	—
Magnolia Charitable Trust, Emily L. Todd and David A. Todd, Trustees(17)	3,400	*	3,400	—	—
Maio, Thomas J. & Susan J.(6)	1,200	*	1,200	—	—
Manganaro, Andrew J.(6)	3,850	*	3,850	—	—
Manitoba Public Insurance(6)	68,800	*	68,800	—	—
Marchal, Douglas & Melissa(6)	530	*	530	—	—
Margaret Lewis Furse et al of Meta Hawkins Lewis, Margaret Lewis Furse & Janet Paden Lewis (Trustees)(17)	2,150	*	2,150	—	—
Margaret Lewis Furse et al of J. C. Lewis, Margaret Lewis Furse & Janet Paden Lewis (Trustees)(17)	1,700	*	1,700	—	—
Mariani, Roger	1,500	*	1,500	—	—
Mark, Michael C.	5,000	*	5,000	—	—
Martha M. Strempel Trust U/A DTD 3/21/89 Martha M. Strempel, TTEE(6)	880	*	880	—	—
Mary L G Theroux Revocable Living Trust U/A Dated 9-30-68, Theroux, Mary L G - Trustee(17)	4,500	*	4,500	—	—
Mary L G Theroux Charitable Remainder Unitrust 5-14-96( Mary L G Theroux Trustee)(17)	5,300	*	5,300	—	—
Master, Diane R.	1,000	*	1,000	—	—

	Beneficial ownership prior to offering			Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)	Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
Matz, Tim	1,000	*	1,000	—	—
Mauck, Walter A.(6)	1,960	*	1,960	—	—
Maynard, John B.(6)	16,100	*	16,100	—	—
McCarty, Barbara(6)	660	*	660	—	—
McCarty, William R.(6)	2,140	*	2,140	—	—
McCorkindale, Douglas H.	20,000	*	20,000	—	—
McGohan, Patrick L. & Jackie L.(6)	810	*	810	—	—
McHugh, Kevin J.(71)	10,752	*	10,752	—	—
McInnes, Peter(6)	7,330	*	7,330	—	—
McKenzie, Richard & Sandra	10,000	*	10,000	—	—
McQuiston, Michael J.(6)	1,780	*	1,780	—	—
Meadow, James R. Jr.	30,000	*	30,000	—	—
Meister, Linda M.(6)	4,340	*	4,340	—	—
Meyer, John E.(6)	52,800	*	52,800	—	—
MFP Partners L.P.(72)	365,000	*	365,000	—	—
Miami Valley Worldwide Corporate Investment Fund(6)	630	*	630	—	—
Michael J. Mathile Revocable Living Trust DTD 10/03/96(6)	3,230	*	3,230	—	—
Mickley, Patrick A.(6)	770	*	770	—	—
Middleton, Dorothy R.(17)	900	*	900	—	—
Middleton, John C. Jr.(17)	2,600	*	2,600	—	—
Millenium Partners, L.P.(4)(73)	150,000	*	150,000	—	—
Miller, Charles H.(74)	10,000	*	10,000	—	—
Miller, Ann K.(6)	5,510	*	5,510	—	—
Miller, Lynne(75)	161,290	*	161,290	—	—
Miller, Thomas A.(6)	1,090	*	1,090	—	—
Miller, Thomas A. & Nancy A.(6)	1,880	*	1,880	—	—
Milloy, Jeff	20,000	*	20,000	—	—
Milton V. Peterson Revocable Trust U/A dtd 2/15/00	30,000	*	30,000	—	—
MJJM, LLC(4)(76)	250,000	*	250,000	—	—
MM&B Holdings, LLC(77)	25,000	*	25,000	—	—
Morad, David M., Jr.(6)	5,030	*	5,030	—	—
Morgan, Steven D. & Tamara B.	7,500	*	7,500	—	—
Moses, Daniel Jonathan(4)(10)	20,000	*	20,000	—	—
MRJD Investment Partners(78)	10,000	*	10,000	—	—
Mullan, Leo and Helene Patterson	12,500	*	12,500	—	—
Murphy, Michael J.(79)	268,817	*	268,817	—	—
Muth, Barbara A.(6)	480	*	480	—	—
Muth, Jerome E.(6)	3,890	*	3,890	—	—
Mykytyn, Dennis J.	40,000	*	40,000	—	—
Mykytyn, Eve Z.	20,000	*	20,000	—	—
Naaman, Adam MD Employee Profit Sharing Plan, Adam Naaman MD Trustee(17)	1,900	*	1,900	—	—
Nardini, Joseph R.(10)	2,000	*	2,000	—	—

	Beneficial ownership prior to offering			Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)	Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
Neuhauser, James C.(10)	50,000	*	50,000	—	—
Nevin, Robert C. & Linda F.(6)	2,180	*	2,180	—	—
Newman, Claire F.	20,000	*	20,000	—	—
Newman, Peter R.(6)	2,040	*	2,040	—	—
Newman, Tammy	5,000	*	5,000	—	—
Nguyen, Donald H., Dr. & Lynn A. Buffington(6)	530	*	530	—	—
Nguyen, Donald H., M.D.(6)	320	*	320	—	—
Nicholas-Applegate Capital Management U.S. Small Cap Value Fund(31)	56,800	*	56,800	—	—
Nicoll, William R. IRA	2,500	*	2,500	—	—
Nigel W. Morris Revocable Trust(80)	398,788	*	107,526	291,262		*
Nilsen, Ronald L. & Carolyn	2,500	*	2,500	—	—
Noble, Milo(6)	9,580	*	9,580	—	—
Nomura International plc(4)	100,000	*	100,000	—	—
Nussbaum, Elliot	1,500	*	1,500	—	—
O'Connor, Francis F. & Cynthia(10)	2,000	*	2,000	—	—
O'Rourke, Marcia M.(6)	4,390	*	4,390	—	—
Orthopedic Trauma Consultants 401(k) DTD 01/01/00 Joseph D. DiCicco, III, TTEE(6)	2,420	*	2,420	—	—
Pacific Century Trust #2(31)	116,400	*	116,400	—	—
Paas, John T. and Julia M.(6)	1,270	*	1,270	—	—
Pagnani, Frederick J. Jr.(81)	16,129	*	16,129	—	—
Palcher, Aurelia(6)	1,600	*	1,600	—	—
Palcher, John E.(6)	800	*	800	—	—
Pazyniak, Nayann B.(6)	490	*	490	—	—
Pazyniak, Timothy A.(6)	4,290	*	4,290	—	—
Peil, Andrea K. (W. Peil, M. Peil, A. Peil – TIEE)(82)	3,000	*	3,000	—	—
Peil, Linda Ebbert & William John	2,500	*	2,500	—	—
Pennant Offshore Partners, Ltd.(83)	433,540	*	433,540	—	—
Pennant Onshore Partners, LP(83)	64,980	*	64,980	—	—
Pennant Onshore Qualified, LP(83)	251,480	*	251,480	—	—
Pennsylvania Treasury Department Tuition Account Program(6)	60,000	*	60,000	—	—
Penny, Christopher Flynn(10)	2,500	*	2,500	—	—
Peterman, John and Catherine	150,000	*	150,000	—	—
Philip H. Wagner Revocable Trust U/A DTD 11-01-00 Philip H. Wagner TTEE(6)	5,490	*	5,490	—	—
Phlipot, Jeannine E.(6)	2,430	*	2,430	—	—
PI Long Short Equity Hedged Fund(84)	20,000	*	20,000	—	—
Pimco NACM Flex Capital Value Fund(31)	4,800	*	4,800	—	—

	Beneficial ownership prior to offering			Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)	Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
Pinnacle Oil Company Retirement Plan(128)	10,000	*	10,000	—	—
Pioneer Funds-U.S. Small Companies (Lux) Fund(85)	43,900	*	43,900	—	—
Pioneer Small Cap Value Fund(85)	306,500	*	306,500	—	—
Pioneer Small Capy Value VCT Portfolio(85)	160,100	*	160,100	—	—
Pioneer Small Company Fund(85)	9,800	*	9,800	—	—
Pioneer Small Company VCT Portfolio(85)	6,800	*	6,800	—	—
Pohanka Oldsmobile GMC Truck Inc.(86)	10,000	*	10,000	—	—
Pohanka, Geoffrey	250,000	*	250,000	—	—
Points West International Investments Ltd.(15)	149,300	*	149,300	—	—
Polhill, Ferial Seikaly	10,000	*	10,000	—	—
Porter, Donald A.(6)	1,530	*	1,530	—	—
Prism Partners I, L.P.(87)	500,000	*	500,000	—	—
Prism Partners II Offshore Fund(87)	500,000	*	500,000	—	—
Prosdocimi, Dorian(10)(47)	149,000	*	149,000	—	—
Pruett Family Partnership Ltd.(17)	600	*	600	—	—
R&D Investment Partnership, LLP Limited Liability Partnership(6)	24,300	*	24,300	—	—
Rabke Family Trust, Shirley Rabke Trustee(17)	3,300	*	3,300	—	—
Rabke, Shirley P.(17)	4,800	*	4,800	—	—
Rainey, Kevin J.(17)	7,500	*	7,500	—	—
Rainey, Stanley H.(6)	3,340	*	3,340	—	—
Raptor Global Portfolio Ltd.(88)	1,159,575	2.04%	1,159,575	—	—
Rath Foundation, Inc.(89)	50,000	*	50,000	—	—
Raytheon Master Pension Trust(6)	223,000	*	223,000	—	—
Requadt, Charles O. and Julie K., JTIC(17)	5,000	*	5,000	—	—
Retirement Income Plan for Employees of Selective Insurance Company of America(90)	35,000	*	35,000	—	—
Reznick, David & Sandra	10,000	*	10,000	—	—
Richard E. Holmes Revocable Living Trust DTD 08/25/94 Richard E. Holmes, TTEE(6)	4,690	*	4,690	—	—
Richard S. Bodman Rev. Trust U/A dtd 9/1/98(91)	20,000	*	20,000	—	—
Ripp, Henry	10,000	*	10,000	—	—
Rising Stars Offshore Fund Ltd.(84)	78,500	*	78,500	—	—
Ritchie, James J. & Joanne Bintliff-Ritchie(92)	5,376	*	5,376	—	—
RNR LLC(4)(93)	820,208	1.44%	820,208	—	—
Roach, Dan(6)	860	*	860	—	—

	Beneficial ownership prior to offering				Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)		Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
Roach, Dan & Jennifer(6)	600		*	600	—	—
Roach, Jennifer(6)	790		*	790	—	—
Robert L. Kilian Trust U/A DTD 9/25/97 Robert L. Kilian TTEE(6)	1,470		*	1,470	—	—
Robert R. Ball Revocable Inter Vivos Trust(6)	980		*	980	—	—
Robert H. Dunlap Irrevocable Trust #101 Dated 04-02-1987(17)	2,400		*	2,400	—	—
Roberts, Aubrey L.(6)	4,250		*	4,250	—	—
Roer, David L.(6)	600		*	600	—	—
Roer, Jennifer A.(6)	550		*	550	—	—
Romer, Anne Marie(6)	1,190		*	1,190	—	—
Rosenberg, J. David	40,000		*	40,000	—	—
Rosenberry, Beth Ann(10)	2,500		*	2,500	—	—
Rosenbloom, Joseph – Revocable Trust(94)	3,000		*	3,000	—	—
Rosenthal, Robert	100,000		*	100,000	—	—
Ross, Howard	50,000		*	50,000	—	—
Ross, Steven E. & Mary J.(6)	16,600		*	16,600	—	—
Roth, Howard W.	13,000		*	13,000	—	—
Roth, Judith S.	7,000		*	7,000	—	—
Rothstein, Allan P.	100,000		*	100,000	—	—
Rothstein, Cynthia	25,000		*	25,000	—	—
Rothstein, Steven Randy	25,000		*	25,000	—	—
Rones, Simone & Greg(10)	25,000		*	25,000	—	—
Routh, Paul J.(6)	630		*	630	—	—
Royal Capital Value Fund (QP),LP(95)	106,200		*	106,200	—	—
Royal Capital Value Fund Ltd.(95)	70,900		*	70,900	—	—
Royal Capital Value Fund, LP(95)	19,700		*	19,700	—	—
Rupp, Kenneth F. – Revocable Trust YA dtd 5-1-96 (Kenneth F. Rupp Trustee)(96)	2,500		*	2,500	—	—
Russ, Bradley J.(39)	4,400		*	4,400	—	—
Russ Family LLC(97)	995,783	(97)	1.73%	995,783	—	—
Russ, Fritz J.(6)	2,220		*	2,220	—	—
Russ, Jacqueline C.(39)	2,200		*	2,200	—	—
Russ, Tobey J.(98)	120,027		*	120,027	—	—
Ryan, John M.(17)	1,200		*	1,200	—	—
Sabre Partners, L.P.(4)(99)	50,000		*	50,000	—	—
Sanford, Craig & Mary Jo(6)	7,840		*	7,840	—	—
Scacchetti, Edmond(6)	920		*	920	—	—
Schar Holdings Inc.(100)	700,000		1.23%	700,000	—	—
Schlueter, Stephen A.(10)	10,000		*	10,000	—	—
Schiffman, Douglass & Suzanne	20,000		*	20,000	—	—
Scout Capital Fund, Ltd.(54)	200,000		*	200,000	—	—
Scout Capital Partners, LP(54)	50,000		*	50,000	—	—
SCP Domestic Fund, LP(101)	85,400		*	85,400	—	—

	Beneficial ownership prior to offering			Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)	Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
SCP Equity Fund Domestic, LP(101)	39,993	*	39,993	—	—
SCP Equity Fund Overseas, Ltd.(101)	35,607	*	35,607	—	—
SCP Overseas Fund, Ltd.(101)	339,000	*	339,000	—	—
Scudder Dreman Small Cap Value Fund(102)	244,100	*	244,100	—	—
Searcy, Sam T. and Sharon M.(17)	1,400	*	1,400	—	—
Selective Insurance Company of America(90)	125,000	*	125,000	—	—
Selective Way Insurance Company(90)	40,000	*	40,000	—	—
Semele Foundas Revocable Living Trust U/A DTD 9/15/97 Semele Foundas & David M. Morad Jr. TTEE(6)	3,550	*	3,550	—	—
Seminar Yerushalayim(129)	20,000	*	20,000	—	—
Seneca Capital International Ltd.(103)	896,500	1.58%	896,500	—	—
Seneca Capital L.P.(103)	17,000	*	17,000	—	—
Seneca Capital LP(95)	3,200	*	3,200	—	—
Silver Capital Fund, LLC(104)	100,000	*	100,000	—	—
Simon, Bill(26)	2,185	*	2,185	—	—
Simon, John A. and Suzanne E.(26)	5,375	*	5,375	—	—
Slone, Richard A.	50,000	*	50,000	—	—
Slyman, Jacqueline(6)	2,160	*	2,160	—	—
Smith, Ann C.(6)	10,300	*	10,300	—	—
Smith, Denise M.(6)	11,900	*	11,900	—	—
Smith, Howard(6)	3,570	*	3,570	—	—
Smith, Richard D.(6)	510	*	510	—	—
Smith, Thomas R. & Michelle Link(6)	9,420	*	9,420	—	—
Snyder, Robert N.	50,000	*	50,000	—	—
South Ferry Building Company, LP(105)	500,000	*	500,000	—	—
Spolane, David and Marlene(17)	2,700	*	2,700	—	—
Stanley Finger Revocable Trust(106)	7,000	*	7,000	—	—
Steel, Patrick M.(10)	2,500	*	2,500	—	—
Steele, Brian(107)	5,000	*	5,000	—	—
Stein, Kevin	2,500	*	2,500	—	—
Sterling Associates Limited Partnership(108)	20,000	*	20,000	—	—
Stephen Yerkovich MD Money Purchase Pension Plan & Trust(109)	10,000	*	10,000	—	—
Steven A. Miller Revocable Living Trust U/A June 5, 1998 Steven A. Miller, C.E. Liesner TTEES(6)	3,170	*	3,170	—	—
Strausbaugh, Paul & Joan(6)	1,450	*	1,450	—	—
Strome Hedgecap Limited(4)(110)	334,000	*	334,000	—	—
Sunova Offshore Ltd.(111)	383,000	*	383,000	—	—
Sunova Partners, LP(111)	217,000	*	217,000	—	—

	Beneficial ownership prior to offering			Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)	Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
Susan J. Gagnon Revocable Living Trust UA 8/30/95 Susan J. Gagnon TTEE(6)	3,090	*	3,090	—	—
Susman, Arthur T.	2,500	*	2,500	—	—
Suttman, Michael J.(6)	900	*	900	—	—
Suttman, Steven K.(6)	760	*	760	—	—
SVS Dreman Small Cap Value Portfolio(102)	155,900	*	155,900	—	—
Swanson, Pat H.	2,000	*	2,000	—	—
Sweeney, John F.(6)	950	*	950	—	—
Syburg, John F.	10,000	*	10,000	—	—
T. David Reiber Revocable Living Trust, DTD 09/28/94 T. David Reiber, TTEE(6)	1,790	*	1,790	—	—
T2 Capital Partners, LP(112)	5,000	*	5,000	—	—
Tagliamonte, Michelle(6)	1,020	*	1,020	—	—
Tanya P. Hrinyo Pavlina Revocable Trust DTD 11/21/95 Tanya P. Hrinyo Pavlina TTEE(6)	2,210	*	2,210	—	—
TCF Partners Limited Partnership(113)	5,000	*	5,000	—	—
The Balboa Fund Ltd(114)	59,250	*	59,250	—	—
The Balboa Fund LP(114)	48,750	*	48,750	—	—
The Chelonia Fund LP(114)	54,500	*	54,500	—	—
The Christine F. Lindeman-Thomas Revocable Living Trust DTD 08/22/91 Christine F. Lindeman-Thomas, TTEE Gregory J. Thomas, POA(6)	3,180	*	3,180	—	—
The Cleveland Clinic Foundation(6)	185,000	*	185,000	—	—
The Duke Endowment(31)	28,100	*	28,100	—	—
The John J. Pohanka Declaration of Trust	100,000	*	100,000	—	—
The Louis J. Thomas Irrevocable Trust DTD 08/22/91 Gregory J. Thomas, TTEE(6)	410	*	410	—	—
The Susan J. Pohanka Declaration of Trust	100,000	*	100,000	—	—
The Tierney Corporation(115)	20,000	*	20,000	—	—
The Vicky M. Joshi Revocable Living Trust DTD 09/04/02 Vicky M. & Krishan K. Joshi, TTEES(6)	9,530	*	9,530	—	—
Third Point Offshore Fund Ltd.(15)	1,287,000	2.27%	1,287,000	—	—
Third Point Partners LP(15)	761,600	1.34%	761,600	—	—
Thomas, Gregory J.(6)	540	*	540	—	—
Thompson, William R.(6)	5,390	*	5,390	—	—
Thornton, William M. & Carla D.(6)	2,010	*	2,010	—	—
Timmeny, Wallace L.(4)(116)	1,000	*	1,000	—	—
Tinicum Partners, LP(42)	13,100	*	13,100	—	—

	Beneficial ownership prior to offering			Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)	Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
TNM Investments LTD Partnership(6)	380	*	380	—	—
Todd, David A.(17)	4,500	*	4,500	—	—
Tonkel, James Rock, Jr.(4)(10)	100,000	*	100,000	—	—
Tonya S. Harmon Revocable Living Trust(6)	1,910	*	1,910	—	—
Topaz Partners(4)(117)	489,300	*	489,300	—	—
Tudor BVI Global Portfolio Ltd.(88)	220,843	*	220,843	—	—
Tudor Proprietary Trading LLC(88)	119,582	*	119,582	—	—
Turman, Alford(17)	700	*	700	—	—
United Capital Management, Inc.(118)	25,000	*	25,000	—	—
Upnorth Investments, Ltd. Trust(6)	17,300	*	17,300	—	—
Van Der Meer, Peter(10)	5,000	*	5,000	—	—
Vecchiotti, Maria L.(50)	12,400	*	12,400	—	—
Vestal Venture Capital(119)	40,000	*	40,000	—	—
Wake Forest University Endowment(31)	10,000	*	10,000	—	—
Walsh, Charles T.(6)	3,740	*	3,740	—	—
Warren Danzinger – Revocable Trust(120)	3,000	*	3,000	—	—
Weaver, John M.	5,000	*	5,000	—	—
Weaver, Maureen D.(6)	1,060	*	1,060	—	—
Weber, Toby G.(6)	5,100	*	5,100	—	—
Webber, Donald E.	20,000	*	20,000	—	—
Weiman, Mitchell N.(10)	5,000	*	5,000	—	—
Welsh, Joan(6)	1,600	*	1,600	—	—
West, Billy A.(6)	6,770	*	6,770	—	—
White, Craig and Deborah	200,000	*	200,000	—	—
White, Dean and Barbara	1,000,000	1.76%	1,000,000	—	—
Wilbur L. & Evilina A. Brown – All Cap Value(6)	870	*	870	—	—
Wilbur L. & Evilina A. Brown – Small Cap Value(6)	470	*	470	—	—
William A. Hazel Revocable Trust UA dtd 6/15/95(121)	20,000	*	20,000	—	—
William R. Nicoll and Priscilla A. Nicoll Trust(122)	2,500	*	2,500	—	—
Wilson, Ann B.(17)	2,300	*	2,300	—	—
Wingate, Leo K. & Katherine H.(6)	820	*	820	—	—
Wire Family Trust, Abraham A. & Karen G. Witteles, Trustees(123)	5,000	*	5,000	—	—
Woloshin, Douglas	6,000	*	6,000	—	—
Wood, Robert & Christine	8,000	*	8,000	—	—
Wray & Todd Interests Ltd.(17)	22,000	*	22,000	—	—
Yale University Separate Acct.(72)	135,000	*	135,000	—	—
Yaupon Fund Ltd.(84)	160,375	*	160,375	—	—
Yaupon Partners, LP(84)	683,755	1.20%	683,755	—	—

	Beneficial ownership prior to offering			Beneficial ownership after offering(2)
Selling Shareholders	Shares(1)	Percentage of class(3)	Shares offered pursuant to this prospectus (maximum number that may be sold)	Shares	Percentage of class(3)
Yaupon Partners, LP II(84)	29,570	*	29,570	—	—
Yoakum, Randy H. & Pamela F.(6)	1,850	*	1,850	—	—
Yoakum, Ronald E. & Sharon S. (6)	4,370	*	4,370	—	—
York, Sara L.	6,000	*	6,000	—	—
Youra, Gary M., M.D.(6)	3,120	*	3,120	—	—
Yvonne A. Grieco Revocable Living Trust DTD 7/19/01 Yvonne A. Grieco, TTEE(6)	1,390	*	1,390	—	—
Zachary, Dr. Norman and Ruth S.	2,500	*	2,500	—	—
Zucker Family Trust	2,500	*	2,500	—	—
Zucker, Samuel and Bernard	2,500	*	2,500	—	—
ZWD Investments LLC(124)	1,500,000	2.64%	1,500,000	—	—
Zwiesler, Mary Louise(6)	4,000	*	4,000	—	—
4G Investment Group(89)	50,000	*	50,000	—	—
All other holders of common shares being registered under this registration statement or future transferees, pledges, donees or successors of any such holder(125)	1,652,092	2.91%	1,652,092	—	—
Total:		100.00%	59,049,769	291,262		*

*	Less than one percent (1%).
(1)	Beneficial ownership prior to resale offering includes private placement shares acquired by the listed selling shareholder and not subsequently disposed of (through May 1, 2004).
(2)	Assumes that each named selling shareholder sells all of the common shares it holds that are covered by this prospectus and neither acquires nor disposes of any other shares, or right to purchase other shares, subsequent to the date as of which we obtained information regarding its holdings. Because the selling shareholders are not obligated to sell all or any portion of the common shares shown as offered by them, we cannot estimate the actual number of common shares (or actual percentage of the class) that will be held by any selling shareholder upon completion of the offering.
(3)	Calculated based on Rule13d-3(d)(i) of the Exchange Act, using 56,798,218 common shares outstanding as of May 1, 2004. In calculating this amount for each holder, we treated as outstanding the number of common shares issuable upon conversion of any options or warrants to purchase common shares held by the selling shareholder; however, we did not assume exercise of any other holders options or warrants.
(4)	The selling shareholder is an affiliate of a broker-dealer, purchased the shares in the ordinary course of business and, at the time of the purchase, did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares.
(5)	John M. Angelo and Michael L. Gordon share voting and investment power over the shares that this selling shareholder beneficially owns.
(6)	EBS Asset Management has voting and investment power over the shares that this selling shareholder beneficially owns.
(7)	Eric D. Jacobs and Jeffrey A. Miller share voting and investment power over the shares that this selling shareholder beneficially owns.
(8)	Bennett Alterman has voting and investment power over the shares that this selling shareholder beneficially owns.
(9)	Paul Rasplika of AIM Advisors Inc. has voting and investment power over the shares that this selling shareholder beneficially owns.
(10)	This selling shareholder is an employee of Friedman, Billings, Ramsey Group, Inc.
(11)	Raymond Garea has voting and investment power over the shares that this selling shareholder beneficially owns.
(12)	Frank Freund has voting and investment power over the shares that this selling shareholder beneficially owns.
(13)	Richard Kayne has voting and investment power over the shares that his selling shareholder beneficially owns.
(14)	James Awad has voting and investment power over the shares that his selling shareholder beneficially owns.
(15)	Daniel S. Loeb, managing member of Third Point Management Company LLC, has voting and investment power over the shares that this selling shareholder beneficially owns.
(16)	Chesapeake Partners Management Company, Inc. has voting and investment power over the shares that this selling shareholder beneficially owns.
(17)	King Investment Advisors has voting and investment power over the shares that this selling shareholder beneficially owns.
(18)	Wellington Management Company, LLP, an investment adviser under the Investment Advisers Act of 1940, as amended, has voting and investment power over the shares that this selling shareholder beneficially owns.

(19)	J. Steven Emerson has voting and investment power over the shares that his selling shareholder beneficially owns.
(20)	Peter Murphy, senior managing director of the selling shareholder, has voting and investment power over the shares that this selling shareholder beneficially owns. This selling shareholder identified itself as a registered broker-dealer and, accordingly, this selling shareholder is an underwriter. See "Plan of Distribution."
(21)	Mr. Ramsey, one of our directors, is the manager and a beneficial owner of the membership interests of the selling shareholder and has voting and investment power over the shares that this selling shareholder beneficially owns. Mr. Ramsey also serves as a director of Friedman, Billings, Ramsey Group, Inc., whose subsidiary, Friedman, Billings, Ramsey & Co., Inc., acted as initial purchaser and placement agent in the Private Offering. See "Certain Relationships and Related Transactions." Includes 1,130,139 shares issuable upon exercise of Founder Warrants.
(22)	Rajesh Idnani, owner and manager of Blueprint Capital Management, the general partner of the selling shareholder, has voting and investment power over the shares that this selling shareholder beneficially owns.
(23)	Boston Partners Asset Management has voting and investment power over the shares acting in its capacity as investment adviser on behalf of various beneficial owners none of which is a natural person.
(24)	Orin Kramer, general partner of Kramer Spellman, L.P., which is the general partner of the selling shareholder, has voting and investment power over the shares that this selling shareholder beneficially owns.
(25)	Ron Pollack, the managing director of the general partner of the selling shareholder, has voting and investment power over the shares that this selling shareholder beneficially owns.
(26)	The selling shareholder is an employee of our company.
(27)	Robert T. Hoffman, managing member of Candlewood Capital Management, LLC, the investment manager of the selling shareholder, has voting and investment power over the shares that this selling shareholder beneficially owns.
(28)	W. Russell Ramsey, one of our directors, is the beneficial owner of the shares held by the selling shareholder and has voting and investment power over the shares that this selling shareholder beneficially owns. Mr. Ramsey also serves as a director of Friedman, Billings, Ramsey Group, Inc., whose subsidiary, Friedman, Billings, Ramsey & Co., Inc., acted as initial purchaser and placement agent in the Private Offering. See "Certain Relationships and Related Transactions."
(29)	CapitalGest S.G.R. Sp.A. has voting power over the shares that this selling shareholder beneficially owns. Damiano Agosti, fund manager, has investment power over the shares that this selling shareholder beneficially owns.
(30)	Paul P. Tanico and Ellen H. Adams share voting and investment power over the shares that this selling shareholder beneficially owns.
(31)	Nicholas-Applegate Capital Management as investment advisor over these securities, has voting and investment power over the shares that this selling shareholder beneficially owns. The chief investment officer of Nicholas-Applegate is Horacio Valeiras who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate. Nicholas-Applegate's proxy committee sets policies on the voting of all of Nicholas-Applegate's clients' securities to be voted by Nicholas-Applegate for clients.
(32)	G. Robert Reichenbach and Hemmet Toma share voting and investment power over the shares that this selling shareholder beneficially owns.
(33)	Mr. Murphy, our chief operating officer and deputy chairman of our board of directors, is the manager and beneficial owners of the membership interests of the selling shareholder and has voting and investment power over the shares that this selling shareholder beneficially owns. Includes 706,337 shares issuable upon exercise of Founder Warrants.
(34)	Members of the First Bank Investment committee, currently Dan Grieve, Steve Schepman, Jon West and Ryan Cannon, have voting and investment power over the shares that this selling shareholder beneficially owns.
(35)	Alan Curtis has voting and investment power over the shares that this selling shareholder beneficially owns.
(36)	David Diamond, president, and William Weise, vice president, share voting and investment power over the shares that this selling shareholder beneficially owns.
(37)	Alec Rutherfurd has voting and investment power over the shares that this selling shareholder beneficially owns.
(38)	Ronald Dubin has voting and investment power over the shares that this selling shareholder beneficially owns.
(39)	This selling shareholder is a sibling of Tobey J. Russ, our chief executive officer and chairman of our board of directors.
(40)	Ronald E. Gutfleish has voting and investment power over the shares that this selling shareholder beneficially owns.
(41)	Marvin H. McIntyre and David B. Gray share voting and investment power over the shares that this selling shareholder beneficially owns.
(42)	Farallon Partners, LLC has voting and investment power over the shares that this selling shareholder beneficially owns.
(43)	Ferial Seikaly Polhill has voting and investment power over the shares that this selling shareholder beneficially owns.
(44)	This entity is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company ("FMR Co."). FMR Co. is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to each of such Fidelity entities identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. is a wholly-owned subsidiary of FMR Corp., a Delaware corporation.
(45)	Elisabet Nathhorst has voting and investment power over the shares that this selling shareholder beneficially owns.
(46)	Emanuel Friedman, Eric Billings and Richard Hendrix share voting and investment power over the shares that this selling shareholder beneficially owns. Friedman, Billings, Ramsey & Co., Inc., an indirect wholly-owned subsidiary of Friedman, Billings, Ramsey Group, Inc. and an affiliate of Friedman, Billings, Ramsey Weston, L.P., acted as initial purchaser and placement agent in the Private Offering. W. Russell Ramsey and Wallace L. Timmeny serve as board members of both Friedman, Billings, Ramsey Group, Inc. and our company. See "Certain Relationships and Related Transactions."
(47)	This selling shareholder identified itself as a registered broker-dealer and, accordingly, this selling shareholder is an underwriter. See "Plan of Distribution."
(48)	Peter H. Frorer has voting and investment power over the shares that this selling shareholder beneficially owns.
(49)	Ken S. Perry has voting and investment power over the shares that this selling shareholder beneficially owns.
(50)	Paul P. Tanico has voting and investment power over the shares that this selling shareholder beneficially owns.

(51)	David Einhorn has voting and investment power over the shares that this selling shareholder beneficially owns.
(52)	Clark Gridley has voting and investment power over the shares that this selling shareholder beneficially owns.
(53)	Chaim Gross, president of the selling shareholder, has voting and investment power over the shares that this selling shareholder beneficially owns.
(54)	Jeffrey Hoffner has voting and investment power over the shares that this selling shareholder beneficially owns.
(55)	Diana Light and Robert Janacek share voting and investment power over the shares that this selling shareholder beneficially owns.
(56)	Mr. Harris manages our European operation.
(57)	Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar share voting and investment power over the shares that this selling shareholder beneficially owns.
(58)	James Dierberg has voting and investment power over the shares that this selling shareholder beneficially owns.
(59)	Barry Rosenstein and Gary Claar share voting and investment power over the shares that this selling shareholder beneficially owns.
(60)	Jonathan M. Glaser has sole investment discretion over the shares that this selling shareholder beneficially owns.
(61)	Jonathan M. Glaser and Roger Richter have sole investment discretion over the shares that this selling shareholder beneficially owns.
(62)	Jed Hart has voting and investment power over the shares that this selling shareholder beneficially owns.
(63)	George Karfunkel and Michael Karfunkel have voting and investment power over the shares that this selling shareholder beneficially owns.
(64)	Richard Kayne has voting and investment power over the shares that this selling shareholder beneficially owns.
(65)	Kenneth Kranzberg has voting power over the shares that this selling shareholder beneficially owns. David Eidelman, president of Eidelman, Finger Harris & Co., has investment power over the shares that this selling shareholder beneficially owns.
(66)	Jonathan Vinnik has voting and investment power over the shares that this selling shareholder beneficially owns.
(67)	Steven Spector has voting and investment power over the shares that this selling shareholder beneficially owns.
(68)	Robert Fetch and Greg Macosko share voting and investment power over the shares that this selling shareholder beneficially owns.
(69)	A.S. Love has voting and investment power over the shares that this selling shareholder beneficially owns.
(70)	Pravin Khatau has voting power over the shares that this selling shareholder beneficially owns.
(71)	Kevin J. McHugh was appointed Interim President of U.S. Insurance on September 12, 2003 and served until his resignation on March 31, 2004.
(72)	Michael F. Price has voting and investment power over the shares that this selling shareholder beneficially owns.
(73)	Millennium Management, LLC, a Delaware limited liability company, is the managing partner of Millennium Partners, L.P., a Cayman Islands exempted company, and consequently has voting control and investment discretion over securities owned by Millennium Partners, L.P. Israel A. Englander is the sole managing member of Millennium Management. As a result, Mr. Englander may be considered the beneficial owners of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, LLC or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners.
(74)	Mark C. Ferrell has voting and investment power over the shares that this selling shareholder beneficially owns.
(75)	Ms. Miller is the manager of our subsidiary Quanta Technical Services.
(76)	Jonathan and Elisabeth Billings share voting and investment power over the shares that this selling shareholder beneficially owns. Mr. Billings is an employee of Friedman, Billings, Ramsey Group, Inc.
(77)	Marshall Ezralow as Trustee of the Ezralow Family Trust, general partner of Elevado Investment Company, Marc Ezralow as Trustee of the Marc Ezralow 1997 Trust and Bryan Ezralow as Trustee of the Bryan Ezralow 1994 Trust share voting and investment power over the shares that this selling shareholder beneficially owns.
(78)	John Ourisman has voting power over the shares that this selling shareholder beneficially owns.
(79)	Mr. Murphy is our chief operating officer and deputy chairman of our board.
(80)	Mr. Morris, one of our directors, has voting and investment power over the shares that this selling shareholder beneficially owns. Includes 291,262 shares purchased on December 22, 2003 in a private placement. See "Certain Relationships and Related Transactions."
(81)	Mr. Pagnani is the President and Chief Executive Officer of our reinsurance business unit.
(82)	William Peil, Michael Peil and Andrea Peil share voting power over the shares that this selling shareholder beneficially owns. David Eidelman, president of Eidelman, Finger Harris & Co., has investment power over the shares that this selling shareholder beneficially owns.
(83)	Alan Fournier has voting and investment power over the shares that this selling shareholder beneficially owns.
(84)	Robert F. Lietzow, Jr. has voting and investment power over the shares that this selling shareholder beneficially owns.
(85)	Pioneer Investment Management, Inc. ("PIM"), the investment advisor of the selling shareholder, has voting and dispositive power over the shares that this selling shareholder beneficially owns. PIM is a privately held company the sole shareholder of which is Pioneer Investment Management USA Inc. ("PIMUSA"). The sole shareholder of PIMUSA is a private Italian company called Pioneer Global Asset Management S.p.A. ("PGAM"). The parent company of PGAM is UniCredito Itialiano S.p.A., a publicly traded Italian bank.
(86)	Geoffrey P. Pohanka, president, has voting and investment power over the shares that this selling shareholder beneficially owns.
(87)	Jerald Weintraub, manager of Weintrab Capital Management LLC, which is the investment advisor for the selling shareholder, has voting and investment power over the shares that this selling shareholder beneficially owns.
(88)	Tudor Investment Corporation, the selling shareholder's investment advisor, has voting and investment power over the shares that this selling shareholder beneficially owns.
(89)	James Dodson has voting and investment power over the shares that this selling shareholder beneficially owns.

(90)	Kerry Guthrie has voting and investment power over the shares that this selling shareholder beneficially owns.
(91)	Richard Bodman has voting power over the shares that this selling shareholder beneficially owns.
(92)	Mr. Ritchie is a member of our board of directors.
(93)	Mr. Ramsey, one of our directors, and his spouse are the beneficial owners of the selling shareholder and share voting and investment power over the shares that this selling shareholder beneficially owns. Mr. Ramsey also serves as a director of Friedman, Billings, Ramsey Group, Inc., whose subsidiary, Friedman, Billings, Ramsey & Co., Inc., acted as initial purchaser and placement agent in the Private Offering. See "Certain Relationships and Related Transactions."
(94)	Joseph Rosenbloom has voting power over the shares that this selling shareholder beneficially owns. David Eidelman, president of Eidelman, Finger Harris & Co., has investment power over the shares that this selling shareholder beneficially owns.
(95)	Yale M. Fergang and Robert W. Medway share voting and investment power over the shares that this selling shareholder beneficially owns.
(96)	Kenneth F. Rupp, trustee, has voting and investment power over the shares that this selling shareholder beneficially owns.
(97)	Mr. Russ, our chief executive officer and chairman of our board of directors, is the manager and beneficial owner of the membership interests of the selling shareholder and has voting and investment power over the shares that this selling shareholder beneficially owns. Includes 706,337 shares issuable upon exercise of Founder Warrants.
(98)	Mr. Russ is our chief executive officer and chairman of our board of directors.
(99)	Atalanta Sosnoff Capital, LLC., general partner of the selling shareholder, has voting and investment power over the shares that this selling shareholder beneficially owns.
(100)	Dwight Schar has voting and investment power over the shares that this selling shareholder beneficially owns.
(101)	Shumway Capital Management, as general partner of the selling shareholder, has voting and investment power over the shares that this selling shareholder beneficially owns.
(102)	Nelson Woodard has investment power over the shares that this selling shareholder beneficially owns.
(103)	Doug Hirsch, managing member of the general partner of the selling shareholder, has voting and investment power over the shares that this selling shareholder beneficially owns.
(104)	Bruce Silver has voting and investment power over the shares that this selling shareholder beneficially owns.
(105)	Abraham Wolfson or ZPV Wolfson as general partner have voting and investment power over the shares that this selling shareholder beneficially owns.
(106)	Stanley Finger has voting power over the shares that this selling shareholder beneficially owns. David Eidelman, president of Eidelman, Finger Harris & Co., has investment power over the shares that this selling shareholder beneficially owns.
(107)	The selling shareholder is an employee of our company.
(108)	Amy S. Hirsch has voting and investment power over the shares that this selling shareholder beneficially owns.
(109)	Stephen Yerkovich has voting and investment power over the shares that this selling shareholder beneficially owns.
(110)	Strome Investment Management, LP has voting and investment power over the shares that this selling shareholder beneficially owns.
(111)	Matt Byrnes and Felice Gelman share voting and investment power over the shares that this selling shareholder beneficially owns.
(112)	Richard Taney has voting and investment power over the shares that this selling shareholder beneficially owns.
(113)	Edward L. Cohen has voting and investment power over the shares that this selling shareholder beneficially owns.
(114)	Mark Meisenbach has voting and investment power over the shares that this selling shareholder beneficially owns.
(115)	Douglas Voloshin has voting and investment power over the shares that this selling shareholder beneficially owns.
(116)	Mr. Timmeny is a member of our board of directors. Mr. Timmeny also serves as a director of Friedman, Billings, Ramsey Group, Inc., whose subsidiary, Friedman, Billings, Ramsey & Co., Inc., acted as initial purchaser and placement agent in the Private Offering. See "Certain Relationships and Related Transactions."
(117)	Kevin Schweitzer has voting and investment power over the shares that this selling shareholder beneficially owns.
(118)	James A. Lustig has voting and investment power over the shares that this selling shareholder beneficially owns.
(119)	Allan R. Lyons, managing partner of the selling shareholder, has voting and investment power over the shares that this selling shareholder beneficially owns.
(120)	Warren Danziger has voting power over the shares that this selling shareholder beneficially owns. David Eidelman, president of Eidelman, Finger Harris & Co., has investment power over the shares that this selling shareholder beneficially owns.
(121)	William Hazel has voting and investment power over the shares that this selling shareholder beneficially owns.
(122)	William R. Nicoll has voting and investment power over the shares that this selling shareholder beneficially owns.
(123)	Abraham A. Witteles and Karen G. Witteles share voting and investment power over the shares that this selling shareholder beneficially owns.
(124)	Ezra Munk, as trustee of ZW 1999 Trust, member of ZWD Investments, LLC, has voting and investment power over the shares that this selling shareholder beneficially owns.
(125)	Only those selling shareholders specifically identified above may sell their shares pursuant to this prospectus. Information concerning other selling shareholders will be set forth in amendments to the registration statement of which this prospectus forms a part or supplements to this prospectus from time to time, if and when required.
(126)	Brahman Capital Corp., investment manager for the selling shareholder, has voting and investment control over the shares that this selling shareholder beneficially owns.
(127)	Craig White has voting and investment control over the shares that this selling shareholder beneficially owns.
(128)	Guy O. Dove, III has voting and investment control over the shares that this selling shareholder beneficially owns.
(129)	Michael Meisels has voting and investment control over the shares that this selling shareholder beneficially owns.

PLAN OF DISTRIBUTION

The selling shareholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling shareholders), may sell the common shares offered by this prospectus from time to time on any stock exchange or automated interdealer quotation system on which the common shares are listed or quoted at the time of sale, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling shareholders may sell the common shares by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which the common shares are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	short sales;

•	through the writing of options on the common shares, whether or not the options are listed on an options exchange;

•	through the distribution of the common shares by any selling shareholder to its partners, members or stockholders;

•	one or more underwritten offerings on a firm commitment or best efforts basis; and

•	any combination of any of these methods of sale.

These transactions may include crosses, which are transactions in which the same broker acts as an agent on both sides of the trade. The selling shareholders may also transfer the common shares by gift. We do not know of any arrangements by the selling shareholders for the sale of any of the common shares.

The selling shareholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the common shares. These brokers, dealers or underwriters may act as principals, or as an agent of a selling shareholder. Broker-dealers may agree with a selling shareholder to sell a specified number of the shares at a stipulated price per share. If the broker-dealer is unable to sell common shares acting as agent for a selling shareholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire common shares as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the common shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling shareholders may also sell the common shares in accordance with Rule 144 or Rule 144A under the Securities Act, rather than pursuant to this prospectus. In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

From time to time, one or more of the selling shareholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or person to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. The number of a selling shareholder's shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling shareholder's shares will otherwise remain unchanged. In addition, a selling shareholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act, the aggregate amount of selling shareholders' shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters, any applicable commission and other material facts with respect to a particular offer will be set forth in an accompanying prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate. Any underwriters, dealers, brokers or agents participating in the distribution of the common shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling shareholder and/or purchasers of selling shareholders' shares, for whom they may act (which compensation as to a particular broker-dealer might be less than or in excess of customary commissions). Neither we nor any selling shareholder can presently estimate the amount of any such compensation.

The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the common shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions. If a selling shareholder is deemed to be an underwriter, the selling shareholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling shareholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The SEC staff is of a view that selling shareholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus.

A selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common shares in the course of hedging the positions they assume with that selling shareholder, including, without limitation, in connection with distributions of the common shares by those broker-dealers. A selling shareholder may enter into option or other transactions with broker-dealers, who may then resell or otherwise transfer those common shares. A selling shareholder may also loan or pledge the common shares offered hereby to a broker-dealer and the broker-dealer may sell the common shares offered by this prospectus so loaned or upon a default may sell or otherwise transfer the pledged common shares offered by this prospectus.

The selling shareholders and other persons participating in the sale or distribution of the common shares will be subject to applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the common shares by the selling shareholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of common shares in the market and to the activities of the selling shareholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the particular common shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

We have agreed to indemnify the selling shareholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the common shares offered by this prospectus, against specified liabilities, including liabilities under the Securities Act. The selling shareholders have agreed to indemnify us against specified liabilities, including liabilities under the Securities Act.

The common shares offered by this prospectus were originally issued to the selling shareholders pursuant to an exemption from the registration requirements of the Securities Act, as amended. We agreed to register the common shares under the Securities Act, and to keep the registration statement of which this prospectus is a part effective until the earlier of the date on which the selling shareholders have sold all of the common shares or the date in which the shares covered by this registration statement may be sold pursuant to Rule 144(k) under the Securities Act. We have agreed to pay all expenses incident to the registration of the common shares in connection with this offering, including the fees and expenses of one counsel to the selling shareholders, but not including broker or underwriting discounts and commissions or any transfer taxes relating to the sale or disposition of the common shares by the selling shareholders.

We will not receive any proceeds from sales of any common shares by the selling shareholders. We may receive proceeds upon the exercise of the Founder Warrants. The holders of the Founder Warrants may exercise the warrants without paying the exercise price in cash but rather with shares underlying the Founder Warrants. Any net proceeds that we receive from any exercise of the Founder Warrants will be used for general corporate purposes, including working capital for our business. Pending any such uses, we intend to invest any net proceeds in highly rated and liquid fixed income securities.

We cannot assure you that the selling shareholders will sell all or any portion of the common shares offered by this prospectus. In addition, we cannot assure you that a selling shareholder will not transfer the shares of our common stock by other means not described in this prospectus. We do not intend to use any forms of prospectus other than print.

CUSIP Number

The Committee on Uniform Securities Identification Procedures assigns a unique number, known as a CUSIP number, to a class or issue of securities in which all of the securities have similar rights. Upon issuance, the common shares covered by this prospectus included shares with three different CUSIP numbers, depending upon whether the sale of the shares to the selling shareholder was conducted (a) by us under Rule 506 of Regulation D, (b) by Friedman, Billings, Ramsey & Co., Inc., as the initial purchaser, under Rule 144A or (c) by the initial purchaser under Regulation S. Prior to any registered resale, all of the securities covered by this prospectus are restricted securities under Rule 144 and their designated CUSIP numbers refer to such restricted status.

Any sales of our common shares by means of this prospectus must be settled with common shares bearing our general (not necessarily restricted) common shares CUSIP number. A selling shareholder named in this prospectus may obtain shares bearing our general common shares CUSIP number for settlement purposes by presenting the shares to be sold (with a restricted CUSIP) to our transfer agent, The Bank of New York. The process of obtaining such shares might take a number of business days. SEC rules generally require trades in the secondary market to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, a selling shareholder who holds securities with a restricted CUSIP at the time of the trade might wish to specify an alternate settlement cycle at the time of any such trade to provide sufficient time to obtain the shares with an unrestricted CUSIP in order to prevent a failed settlement.

LEGAL MATTERS

The validity of the shares under Bermuda law has been passed upon by Conyers Dill & Pearman, Hamilton, Bermuda.

EXPERTS

The consolidated financial statements and financial statements schedules of Quanta Capital Holdings Ltd. as of December 31, 2003 and for the period from May 23, 2003 (date of incorporation) to December 31, 2003 are included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.

The consolidated financial statements and financial statement schedule of Environmental Strategies Corporation as of and for the years ended December 31, 2000, 2001 and 2002 are included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.

The consolidated financial statements and financial statement schedule of Environmental Strategies Consulting, LLC (formerly, "Environmental Strategies Corporation") as of and for the period ended September 3, 2003 are included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.

The financial statements of National Farmers Union Standard Insurance Company as of and for the years ended December 31, 2000, 2001 and 2002 are included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

Quanta Holdings was incorporated under the laws of Bermuda. In addition, some of our officers reside outside the United States, and all or a substantial portion of their assets and our assets are or may be located in jurisdictions outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon our non-U.S. based directors and officers or to recover against Quanta Holdings, or such directors and officers or obtain judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws against them. However, Quanta Holdings may be served with process in the United States with respect to actions against it arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of shares made by this prospectus by serving CT Corporation, 111 Eighth Avenue, 13th Floor, New York, New York 10011 our U.S. agent irrevocably appointed for that purpose.

We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a United States judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to Bermuda public policy. It is the advice of Conyers Dill & Pearman that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda Court. Certain remedies available under the laws of

U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a registration statement on Form S-1 under the Securities Act for the common shares sold in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules that were filed with the registration statement. For further information with respect to the common shares and us, we refer you to the registration statement and the exhibits and schedules that were filed with the registration statement. Statements made in this prospectus regarding the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, NW, Washington, DC 20549, and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Woolworth Building, 233 Broadway New York, New York. Copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

Website Access to our Periodic SEC Reports

The Internet address of our corporate website is www.quantaholdings.com. We intend to make our periodic SEC reports (on Forms 10-K and 10-Q) and current reports (on Form 8-K), as well as the beneficial ownership reports filed by our directors, officers and 10% shareholders (on Forms 3, 4 and 5) available free of charge through our website as soon as reasonably practicable after they are filed electronically with the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules. The information on our website is not a part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

QUANTA CAPITAL HOLDINGS LTD

Report of Independent Auditors

To the Board of Directors and Shareholders of
Quanta Capital Holdings Ltd.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Quanta Capital Holdings Ltd. and its subsidiaries (the "Company") as of December 31, 2003, and the results of their operations and their cash flows for the period from May 23, 2003 (date of incorporation) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York
March 31, 2004

QUANTA CAPITAL HOLDINGS LTD.
CONSOLIDATED BALANCE SHEET

As of December 31, 2003

(Expressed in thousands of U.S. dollars except for share and per share amounts)

Assets
Investments:
Fixed maturities at fair value (amortized cost: $386,482)	$387,966
Short-term investments at fair value (amortized cost: $79,070).	79,070
Total investments	467,036
Cash and cash equivalents	36,694
Restricted cash and cash equivalents	10,557
Accrued investment income	2,995
Premiums receivable	10,961
Losses and loss adjustment expenses recoverable	3,263
Other accounts receivable	8,957
Deferred acquisition costs	6,616
Deferred reinsurance premiums	1,925
Prepaid expenses	1,914
Property and equipment, net of accumulated depreciation of $185	1,117
Goodwill	7,778
Intangible assets	13,573
Other assets	375
Total assets	$573,761
Liabilities
Reserve for losses and loss adjustment expenses	$4,454
Unearned premiums	20,044
Environmental liabilities assumed	7,018
Reinsurance balances payable	334
Accounts payable	4,975
Net payable for investments purchased	34,766
Accrued expenses	12,634
Deferred income	1,359
Deferred income tax liability, net	102
Other liabilities	592
Total liabilities	$86,278
Commitments and contingencies (Note 8)
Shareholders' equity
Preferred shares, $0.01 par value; 25,000,000 shares authorized; none issued and outstanding	$—
Common shares, $0.01 par value; 200,000,000 shares authorized; 56,798,218 issued and outstanding	568
Additional paid-in capital	524,235
Accumulated deficit	(38,477)
Accumulated other comprehensive income	1,157
Total shareholders' equity	$487,483
Total liabilities and shareholders' equity	$573,761

The accompanying notes are an integral part of these consolidated financial statements

QUANTA CAPITAL HOLDINGS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

For the period from May 23, 2003 (date of incorporation) to December 31, 2003

(Expressed in thousands of US dollars except for share and per share amounts)

Revenues
Net premiums earned	$1,940
Consulting revenues	11,680
Net investment income	2,290
Net realized gains on investments	109
Other income	126
Total revenues	16,145
Expenses
Net losses and loss expenses incurred	1,191
Acquisition expenses	164
Direct consulting costs	8,637
General and administrative expenses (including non-cash stock compensation expense of $16,725)	44,196
Depreciation and amortization of intangibles	434
Total expenses	54,622
Loss before income taxes	(38,477)
Income tax benefit	—
Net loss	(38,477)
Other comprehensive income (loss)
Unrealized investment gains arising during the period, net of income taxes	1,280
Foreign currency translation adjustments	(14)
Reclassification of net realized gains on investments included in net loss, net of income taxes	(109)
Other comprehensive income	1,157
Comprehensive loss	$(37,320)
Weighted average common share and common share equivalents — basic	31,369,001
Weighted average common share and common share equivalents — diluted	31,369,001
Basic loss per share	$(1.23)
Diluted loss per share	$(1.23)

The accompanying notes are an integral part of these consolidated financial statements

QUANTA CAPITAL HOLDINGS LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the period from May 23, 2003 (date of incorporation) to December 31, 2003

(Expressed in thousands of US dollars except for share and per share amounts)

Share capital — preferred shares of par value $0.01 each	$—
Share capital — common shares of par value $0.01 each
Balance at beginning of period	—
Issued during period	573
Repurchased and retired	(5)
Balance at end of period	568

Additional paid-in capital
Balance at beginning of period	—
Common shares issued during period, net of offering costs of $40,200	507,510
Non-cash stock compensation expense	16,725
Balance at end of period	524,235
Accumulated other comprehensive income
Balance at beginning of period	—
Net change in unrealized gains on investments, net of income taxes	1,171
Foreign currency translation adjustments	(14)
Balance at end of period	1,157
Accumulated deficit
Balance at beginning of period	—
Net loss for period	(38,477)
Balance at end of period	(38,477)
Total shareholders' equity	$487,483

The accompanying notes are an integral part of these consolidated financial statements

QUANTA CAPITAL HOLDINGS LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

For the period from May 23, 2003 (date of incorporation) to December 31, 2003

(Expressed in thousands of US dollars except for share and per share amounts)

Cash flows from operating activities
Net loss	$(38,477)
Adjustments to reconcile net income to net cash used in operating activities
Depreciation of property and equipment	185
Amortization of intangibles	249
Amortization of discounts on investments	669
Net realized gains on sale of investments	(109)
Net unrealized foreign currency gains on investments	(207)
Non-cash stock compensation expense	16,725
Changes in assets and liabilities:
Accrued investment income	(2,779)
Premiums and other accounts receivable	(9,984)
Losses and loss adjustment expenses recoverable	209
Deferred acquisition costs	(6,616)
Deferred reinsurance premiums	(270)
Prepaid expenses	(1,547)
Other assets	(271)
Reserve for losses and loss adjustment expenses	982
Unearned premiums	18,390
Environmental liabilities assumed	7,018
Reinsurance balances payable	334
Accounts payable	1,614
Accrued expenses	11,308
Deferred income	1,196
Other liabilities	561
Net cash used in operating activities	(820)
Cash flows used in investing activities
Proceeds from sale of fixed maturities and short-term investments	377,160
Purchases of fixed maturities and short-term investments	(794,593)
Net cash paid in acquisition of subsidiaries	(41,704)
Purchases of property and equipment	(870)
Net cash used in investing activities	(460,007)
Cash flows provided by financing activities
Proceeds from issuance of shares, net of offering costs of $40,200	508,078
Net cash provided by financing activities	508,078
Increase in cash and cash equivalents	47,251
Cash and cash equivalents at beginning of period	—
Cash and cash equivalents at end of period	$47,251
Supplemental information
Cash interest paid	$1

The accompanying notes are an integral part of these consolidated financial statements

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

1.	Organization

Quanta Capital Holdings Ltd. ("Quanta Holdings"), incorporated on May 23, 2003, is a holding company organized under the laws of Bermuda. Quanta Holdings and its subsidiaries (collectively referred to as the "Company") was formed to provide specialty insurance, reinsurance, risk assessment and risk consulting services and products on a global basis. Quanta Holdings conducts its insurance and reinsurance operations principally through subsidiaries domiciled in Bermuda and the United States of America.

In connection with its formation, Quanta Holdings issued 1,200,000 shares at a $0.01 par value. Of these shares, 1,000,000 shares were issued to MTR Capital Holdings, LLC ("MTR") and 200,000 shares were issued to BEM Investments, LLC ("BEMI"). On July 3, 2003, Quanta Holdings issued an additional 800,000 shares. Following this issuance, MTR and BEMI (collectively, the "Founders") held 1,250,000 and 750,000 shares, respectively. MTR and BEMI are beneficially owned and controlled by certain directors and shareholders of Quanta Holdings.

On September 3, 2003, Quanta Holdings sold 55,000,000 common shares through a private placement (the "Private Offering") in a transaction exempt from registration under the Securities Act of 1933. Friedman, Billings, Ramsey & Co. ("FBR") was the initial purchaser of the majority of the shares and acted as the placement agent for the sale of shares to accredited investors. Contemporaneous with the Private Offering, Quanta Holdings repurchased and retired 493,044 shares from the Founders such that they do not own, in the aggregate, more than the sum of 376,817 shares plus 2.00% of the outstanding shares after the Private Offering. Subsequent to the Private Offering, MTR was liquidated and its shares in Quanta Holdings were distributed among its members, including Russ Family, LLC, CPD & Associates, LLC and BEM Specialty Investments, LLC.

On September 3, 2003, the Company acquired all of the outstanding shares of Environmental Strategies Corporation ("ESC"), a Virginia domiciled corporation. ESC provides environmental engineering, remediation risk management and consulting services. Immediately upon acquisition, ESC was converted into a Virginia domestic limited liability company.

Quanta Reinsurance Ltd. ("Quanta Bermuda"), a wholly owned subsidiary of Quanta Holdings, was incorporated under the laws of Bermuda on August 15, 2003 and is licensed as a Class 4 insurer under the Insurance Act 1978 of Bermuda. Quanta Bermuda underwrites insurance and reinsurance business in Bermuda. There are four classifications of insurers carrying on general business in Bermuda. Each class is subject to varying degrees of regulation with respect to reporting, capital, solvency, and liquidity requirements. Class 4 insurers are subject to the strictest regulation.

Quanta U.S. Holdings Inc. ("Quanta U.S. Holdings"), a wholly owned subsidiary of Quanta Bermuda, was incorporated in Delaware on May 30, 2003.

Quanta Reinsurance U.S. Ltd. ("Quanta U.S. Re"), a wholly owned subsidiary of Quanta U.S. Holdings, was incorporated under the laws of Bermuda on June 6, 2003, and is licensed as a Class 3 reinsurer under the Insurance Act 1978 of Bermuda. Quanta U.S. Re underwrites U.S. sourced insurance and reinsurance business in Bermuda.

Quanta Insurance Ireland Ltd. ("Quanta Ireland") was incorporated on September 16, 2003, and is a wholly owned subsidiary of Quanta Holdings. Quanta Ireland will underwrite European Union ("E.U.") sourced insurance and reinsurance business in Ireland.

On October 28, 2003, Quanta U.S. Holdings acquired all of the outstanding common stock of Chubb Financial Solutions Corporation ("CFSC"), an Indiana domiciled insurance company, from The Chubb Corporation ("Chubb"). CFSC was subsequently renamed Quanta Specialty Lines Insurance Co. ("Quanta Specialty Lines"). Quanta Specialty Lines underwrites U.S. sourced specialty insurance on an excess and surplus lines basis and U.S. reinsurance on a non-admitted basis.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

On December 19, 2003, the Company acquired from National Farmers Union Property Casualty Insurance Company ("NFU") all of the outstanding common stock of National Farmers Union Standard Insurance Company ("NFU Standard"), a Colorado domiciled, multi-state licensed, property and casualty insurance company. NFU Standard underwrites admitted insurance business in 41 states in the U.S. NFU Standard was subsequently renamed Quanta Indemnity Company ("Quanta Indemnity").

2.	Significant accounting policies

The accompanying consolidated financial statements as of December 31, 2003, and for the period from May 23, 2003 (the date of incorporation) to December 31, 2003, have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. The Company's principal estimates relate to the development or determination of the following:

•	investment valuations;

•	certain premiums written and premiums receivable;

•	reserves for loss and loss adjustment expenses;

•	the valuation of goodwill and intangible assets;

•	assumed environmental liabilities;

•	deferred income tax assets and liabilities; and

•	reinsurance balances recoverable.

While management believes that the amounts included in the consolidated financial statements reflect management's best estimates and assumptions, the actual results could ultimately be materially different from the amounts currently provided for in the consolidated financial statements.

a)	Basis of presentation

These consolidated financial statements include the financial statements of the Company and all of its majority-owned subsidiaries. All significant balances and transactions among related companies have been eliminated on consolidation. The results of subsidiaries have been included from either their dates of acquisition, or their dates of incorporation.

b)	Premiums written, ceded and earned

Insurance and reinsurance premiums written are earned over the terms of the associated insurance policies and reinsurance contracts in proportion to the amount of insurance protection provided. Typically this results in the earning of premium on a pro rata over time basis over the term of the related insurance or reinsurance coverage, which is typically over a 12 month period. Premiums written on risks attaching reinsurance contracts are recorded in the period in which the underlying policies or risks are expected to incept and are earned on a pro rata over time basis over the expected term of the underlying policies. As a result, premiums earned on risks attaching reinsurance contracts usually extend beyond the original term of the reinsurance contract resulting in recognition of premium earnings over an extended period, typically up to 24 months. For the period from May 23, 2003 (date of incorporation) to December 31, 2003, approximately 53% of the Company's total gross written premiums were written on a risks attaching basis.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

Premiums written and ceded on certain types of contracts include estimates based on information received from the ceding companies, brokers or insureds. Estimates of written premiums are re-evaluated over the term of the associated contracts as underwriting information becomes available and as actual premiums are reported by the ceding companies, brokers or insureds. Subsequent changes to the premium estimates are recorded as adjustments to premiums written in the period in which they become known. For the period from May 23, 2003 (date of incorporation) to December 31, 2003, approximately 53% of the Company's total gross written premiums were based on estimated amounts.

Adjustments related to retrospective rating provisions that adjust estimated premiums or acquisition expenses are recognized over contract periods in accordance with the underlying contract terms. Estimated premiums and acquisition expenses, including retrospectively rated adjustments, are based on current experience under the contracts. Experience rated adjustments that relate to the return of underwriting profit or premium to the insured are recognized and accrued as experience refund liabilities in the period in which the underwriting results are recorded based on the experience and terms of the contract. Reinstatement premiums are written at the time a loss event occurs where coverage limits are reinstated under pre-defined contract terms and are earned over the remaining contract risk period.

In the normal course of business, the Company purchases reinsurance or retrocessional coverage to increase its underwriting capacity and to limit individual and aggregate exposures to risks of losses arising from contracts of insurance or reinsurance that it underwrites. Reinsurance premiums ceded to reinsurers are recorded and earned in a manner consistent with that of the original contracts or policies written and the terms of reinsurance agreement.

Premiums written and ceded relating to the unexpired periods of coverage or policy terms are recorded on the consolidated balance sheet as unearned premiums and deferred reinsurance premiums, respectively.

c)	Acquisition expenses and ceding commission income

Acquisition expenses are policy issuance related costs that vary with and are directly related to the acquisition of insurance and reinsurance business, and primarily consist of commissions, third party brokerage and insurance premium taxes. Ceding commission income consists of commissions the Company receives on business that it cedes to its reinsurers. Acquisition expenses and commission income are recorded and deferred at the time the associated premium is written or ceded and are subsequently amortized in earnings as the premiums to which they relate are earned or expensed. Acquisition expenses are reflected in the consolidated statement of operations net of ceding commission income from reinsurers. Acquisition costs relating to unearned premiums are deferred in the consolidated balance sheet as an asset. Commission income relating to deferred reinsurance premiums ceded is carried in the consolidated balance sheet as a deferred income liability.

Deferred acquisition costs are carried at their estimated realizable value and are limited to the amount expected to be recovered from future earned premiums, anticipated losses and other costs and anticipated investment income. Any limitation is referred to as a premium deficiency.

d)	Reserve for losses and loss adjustment expenses

The Company establishes reserves for losses and loss expenses for estimates of future amounts to be paid in settlement of its ultimate liabilities for claims arising under its contracts of insurance and reinsurance that have occurred at or before the consolidated balance sheet date. The estimation of ultimate loss and loss expense liabilities is the most significant judgment made by management and is inherently subject to significant uncertainties.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

The Company's loss reserves fall into two categories: case reserves for reported losses and loss expenses and reserves for losses and loss expenses incurred but not reported, or IBNR reserves. Case reserves are based initially on claim reports received from insureds, brokers or ceding companies, and may be supplemented by the Company's claims professionals with estimates of additional ultimate settlement costs. IBNR reserves are estimated by management using generally accepted statistical and actuarial techniques and are reviewed by independent actuaries. In applying these techniques, the Company's management uses estimates as to ultimate loss emergence, severity, frequency, settlement periods and settlement costs. In making these estimates, the Company relies on the most recent information available, including pricing information, industry information and on its historical loss and loss expense experience.

Given the Company's limited operating history and historical claims experience, the reserving method it has adopted is an expected loss ratio methodology whereby it multiplies earned premiums by an expected loss ratio to derive ultimate losses and deducts any paid losses and loss expenses to arrive at estimated loss and loss expense reserves. This method is commonly applied when there is insufficient loss development experience available. The initial expected loss ratios were derived from pricing, loss and exposure information provided by brokers, ceding companies and insureds and supplemented by available industry data. The Company believes that these assumptions represent a realistic and appropriate basis for currently estimating its loss and loss expense reserves. As the Company develops its own loss experience, the Company will expand its reserving analyses to include other commonly used methods, for example the Bornhuetter-Ferguson method.

Even though the Company's reserving techniques are actuarially sound and management believes that the reserves for losses and loss expenses are sufficient to cover claims from losses occurring up to the consolidated balance sheet date, ultimate losses and loss expenses may differ materially from the amounts recorded in the consolidated financial statements.

The Company continually reviews and adjusts its reserve estimates and reserving methodologies taking into account all currently known information and updated assumptions related to unknown information. Loss and loss expense reserves established in prior periods are adjusted in current operations as claim experience develops and new information becomes available. Any adjustments to previously established reserves may significantly impact current period underwriting results and net income by reducing net income.

e)	Reinsurance recoverable

Reinsurance recoverable under the terms of ceded reinsurance contracts includes loss and loss expense reserves recoverable and deferred reinsurance premiums. The Company is subject to credit risk with respect to the reinsurance ceded because the ceding of risk does not relieve the Company from its original obligations to its insureds. The Company must settle these obligations without the benefit of reinsurance protection to the extent reinsurers default. Failure of the Company's reinsurers to honor their obligations could result in credit losses. If the financial condition of any of the Company's reinsurers deteriorates, resulting in their inability to make payments to the Company, the Company establishes allowances for amounts considered potentially uncollectible from such reinsurers. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of its reinsurers to minimize its exposure to losses from reinsurer insolvencies.

f)	Environmental liabilities assumed and remediation revenue

The Company assumes environmental liabilities in exchange for remediation fees and contracts to perform the required remediation in accordance with the underlying remediation agreements. The Company estimates its initial and ongoing ultimate liabilities for environmental remediation

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

obligations based upon actual experience, past experience with similar remediation projects, technical engineering examinations of the contaminated sites and state, local and federal guidelines. However, there can be no assurance that actual remediation costs will not significantly differ from the estimated amounts.

As of December 31, 2003, the Company had assumed one environmental remediation project and recorded an estimated liability of $7.0 million. The assumed environmental remediation obligations for the project are contractually defined pursuant to a site specific remediation plan.

The amount of consideration received for the assumption of remediation liabilities in excess of the related environmental remediation liability is initially deferred and recorded in deferred income on the consolidated balance sheet and recognized in earnings over the remediation period using the cost recovery or percentage-of-completion method. These methods are based on the ratio of remediation expenses actually incurred and paid to total estimated remediation costs. As of December 31, 2003, the Company had deferred approximately $0.8 million of remediation revenues. Anticipated remediation losses, if any, are recorded in the period in which the Company becomes aware of such losses.

g)	Consulting revenues

Consulting revenue is recognized when evidence of an arrangement for services exists, services have been rendered, price is fixed or determinable, and collectibility is reasonably assured. Consulting services are rendered under various short-term contractual arrangements, primarily on a time and materials basis. From time to time, the Company retains subcontractors to perform certain remediation services under the Company's contracts with its customers. Revenue is recognized on a gross basis when the Company is the primary obligor in the arrangement. For the period from May 23, 2003 (date of incorporation) to December 31, 2003, approximately $5.5 million of direct costs, exclusive of mark-up, related to these subcontractor arrangements was recorded as direct consulting costs in the consolidated statement of operations and comprehensive income.

Consulting revenue includes amounts related to services performed but not yet billed to customers at the period end. Accounts receivable include consulting revenues receivable that are settled within the Company's normal collection cycle.

Prepayments from customers are recorded as part of deferred income in the consolidated balance sheet and recognized in the consolidated statement of operations as consulting revenue as the related services are performed.

h)	Direct consulting costs

Direct consulting costs consist of payroll costs associated with direct labor incurred on consulting engagements, other direct costs such as travel and subsistence, subcontracting and other contract expenses. The Company maintains a team of in-house technical consultants that assist in consulting engagements. The costs associated with the time spent by such technical consultants on service engagements are included in direct consulting costs in the consolidated statement of operations and comprehensive income.

i)	General and administrative expenses

General and administrative expenses include all other expenses such as salaries and benefits, sales and marketing, business development, costs for information systems, finance and accounting, human resources, administrative and all other infrastructure functions related to managing and developing the Company's businesses.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

j)	Cash and cash equivalents

Cash equivalents include highly liquid instruments such as liquidity funds, money market funds and other time deposits with commercial banks and financial institutions.

k)	Investments and net investment income

The Company classifies publicly traded and non-publicly traded fixed maturity and short-term investments as "available-for-sale" and, accordingly, they are recorded at estimated fair value with the difference between cost or amortized cost and fair value, net of the effect of income taxes, included as a separate component of accumulated other comprehensive income.

Short-term investments include highly liquid debt instruments and commercial paper that are generally due within one year of the date of issue and are held as part of the Company's investment portfolios that are managed by independent investment managers.

The fair value of publicly traded securities is based upon quoted market prices. The estimated fair value of non-publicly traded securities is based on independent third party pricing sources.

The Company periodically reviews its investments to determine whether an impairment, being a decline in fair value of a security below its amortized cost, is other than temporary. If such a decline is classified as other than temporary, the Company writes down, to fair value, the impaired security resulting in a new cost basis of the security and the amount of the write-down is charged to income as a realized loss. Some of the factors that the Company considers in determining whether an impairment is other than temporary include (i) the amount of the impairment, (ii) the period of time for which the fair value has been below the amortized cost, (iii) specific reasons or market conditions which could affect the security, including the financial condition of the issuer and relevant industry conditions or rating agency actions, and (iv) the Company's ability and intent to hold the security for sufficient time to allow for possible recovery.

Investments are recorded on a trade date basis. The Company's net investment income is recognized when earned and consists primarily of interest, the accrual of discount or amortization of premium on fixed maturity securities, dividends, and is net of investment management and custody expenses. Gains and losses realized on the sale of investments are determined on the first-in, first-out basis.

l)	Property and equipment

Property and equipment, which consist of furniture, equipment, and leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is computed using the accelerated method over the estimated useful lives of the related assets, ranging from three to seven years. Depreciation of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases.

Repairs and maintenance are expensed as incurred. At the time of retirement or other disposal of property or equipment, the cost and related accumulated depreciation are deducted from their respective accounts and any resulting gain or loss is included in the consolidated statement operations.

m)	Goodwill and intangible assets

Goodwill and identifiable intangible assets that arise from business combinations are accounted for in accordance with the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets."

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

Identifiable intangible assets are amortized in accordance with their useful lives. Goodwill and intangible assets with indefinite useful lives are not amortized but are tested annually for impairment using a fair value approach or more often if impairment indicators arise. If the carrying amounts of goodwill or intangible assets are greater than their fair values established during impairment testing, the carrying value is immediately written-down to the fair value with a corresponding impairment loss recognized in the consolidated statement of operations and comprehensive income.

n)	Offering costs

Costs incurred in connection with, and that are directly attributable to, share offerings are charged to additional paid-in capital.

o)	Foreign currency translation

Generally, the U.S. dollar is the "functional currency" of the Company's global operations. For entities where the U.S. dollar is the functional currency, all foreign currency asset and liability amounts are translated into U.S. dollars at end-of-period exchange rates, except for prepaid expenses, property and equipment, and goodwill and intangible assets, which are translated at historical rates. Foreign currency income and expenses are translated at average exchange rates in effect during the period, except for expenses related to balance sheet amounts translated at historical exchange rates. Exchange gains and losses arising from the translation of foreign currency-denominated monetary assets and liabilities are included in the consolidated statement of operations and comprehensive income.

For subsidiaries where the local currency is the functional currency, assets and liabilities denominated in local currencies are translated into U.S. dollars at end of period exchange rates, and the resultant translation adjustments are reported, net of their related tax effects, as a component of accumulated other comprehensive income (loss) in shareholders' equity. Assets and liabilities denominated in other than the local currency are translated into the local currency prior to translation into U.S. dollars, and the resultant exchange gains or losses are included in income in the period in which they occur. Income and expenses are translated into U.S. dollars at average exchange rates in effect during the period.

p)	Stock-based compensation

Employee stock awards under the Company's long term incentive compensation plan are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations ("APB 25"). Compensation expense for stock options and stock-based awards granted to employees is recognized using the intrinsic value method to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date. Any resulting compensation expense is recorded over the shorter of the vesting or service period.

The Company provides the disclosure as set forth in SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which requires compensation expense for employee stock options to be measured as the fair value of the options at their grant date and recorded over the shorter of the vesting or service period.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

The following table summarizes the Company's stock-based compensation, net income and earnings per share had the Company elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS 123 for the period from May 23, 2003 (date of incorporation) to December 31, 2003:

Stock compensation expense
As reported	$16,725
Total stock-based employee compensation expense determined under fair value based method	9,739
Pro forma	$26,464

Net loss
Net loss — as reported	$(38,477)
Total stock-based employee compensation expense determined under fair value based method	(9,739)
Net loss — pro forma	$(48,216)

Basic loss per share
As reported	$(1.23)
Pro forma	(1.54)
Diluted loss per share
As reported	$(1.23)
Pro forma	(1.54)

In accordance with SFAS 123, the fair value of options granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: a dividend yield of 0%; expected volatility of 24.0%; a risk-free interest rate of 3.75% and an expected life of the options of 7 years.

q)	Income taxes

Income taxes have been recognized in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes", on those operations that are subject to income taxes. Deferred tax assets and liabilities result from temporary differences between the carrying amounts of existing assets and liabilities recorded in the consolidated financial statements and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance for a portion or all of deferred tax assets is recorded as a reduction to deferred tax assets if it is more likely than not that such portion or all of such deferred tax assets will not be realized.

As of December 31, 2003, the Company provided a 100% allowance against net deferred tax assets. As a start-up company with limited operating history, the realization of the deferred tax asset is neither assured nor accurately determinable. If the Company subsequently assesses that the valuation allowance, or any portion thereof, is no longer required an income tax benefit will be recorded in the consolidated statement of operations and comprehensive income in the period in which such assessment is made.

r)	Earnings per share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. All potentially dilutive securities including stock options and warrants are excluded from the basic earnings per share computation.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

In calculating diluted earnings per share, the weighted average number of shares outstanding for the period is increased to include all potentially dilutive securities using the treasury stock method. Any common stock equivalent shares are excluded from the computation if their effect is antidilutive.

Basic and diluted earnings per share are calculated by dividing income available to ordinary shareholders by the applicable weighted average number of shares outstanding during the year.

s)	Segment reporting

The Company reports segment results in accordance with SFAS No. 131, "Segment Reporting" ("SFAS 131"). Under SFAS 131, reportable segments represent an aggregation of operating segments that meet certain criteria for aggregation specified in SFAS 131.

The Company is comprised of and operates through three operating segments — Insurance, Reinsurance and Consulting . In addition, the Company also has three geographic locations — Bermuda, Europe and the U.S.

The Company's Insurance and Reinsurance (collectively referred to herein as "Underwriting") segments represent the Company's income from underwriting risks it retains. The Consulting segment represents the Company's income less direct consulting costs and operating expenses, directly attributable to consulting, environmental and remediation risk management services it provides.

The accounting policies of the segments are the same as those used in the preparation of the consolidated financial statements. The Company measures and evaluates each operating segment based on net underwriting or consulting income including other items of revenue and operating expense directly attributable to each segment.

Because the Company does not manage its assets by segment, net investment income and total assets are not allocated to individual operating segments. The Company has not developed a methodology to allocate other non-direct items of expense to its three operating segments. Accordingly, other non-direct general and administrative expenses, depreciation and amortization are not evaluated at the segment level.

Items of revenue and expense, and identifiable assets presented by geographic location are based on aggregations of amounts recorded, under GAAP, by those entities domiciled within each geographic location. Revenues, expenses, investments in and amounts due from affiliated entities across geographic locations are eliminated on consolidation of the geographic results of operations and identifiable assets.

t)	Recent accounting pronouncements

On December 31, 2002, the FASB issued SFAS No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the existing disclosure to require more prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The additional disclosure requirements, which the Company has adopted, were effective for fiscal years ending after December 15, 2002. As permitted by SFAS 123, the Company currently follows APB 25 and accounts for stock-based compensation under the intrinsic value method.

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003) ("FIN 46R"), "Consolidation of Variable Interest Entities." In general, a variable interest entity ("VIE") is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a)

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46R requires certain VIEs to be consolidated by the primary beneficiary of the VIE if the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Application of FIN 46R is required for public entities that have interests in VIE's or potential VIE's, which are commonly referred to as special purpose entities, for periods ending after December 15, 2003. Application by public entities for all other types of entities is required for periods ending after March 15, 2004. Although the Company has adopted FIN 46R, it currently has not identified any material VIEs with which it is involved and therefore the adoption has not had a material impact on the Company's consolidated results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 requires that contracts with comparable characteristics be accounted for similarly and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have an effect on the consolidated results of operations or financial position.

In December of 2003, the Company adopted FASB Emerging Issues Task Force ("EITF") Issue 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-01"). EITF 03-01 provides new disclosure requirements for other-than- temporary impairments on debt and equity investments. Investors are required to disclose quantitative information about: (i) the aggregate amount of unrealized losses, and (ii) the aggregate related fair values of investments with unrealized losses, segregated into time periods during which the investment has been in an unrealized loss position of less than 12 months and greater than 12 months. In addition, investors are required to disclose the qualitative information that supports their conclusion that the impairments noted in the qualitative disclosure are not other-than temporary.

3.	Business acquisitions

The Company accounts for business acquisitions using the purchase method of accounting in accordance with SFAS 141. For each business acquisition, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired, including identifiable intangible assets, is recorded as goodwill.

On September 3, 2003, the Company acquired all of the outstanding common stock of ESC in exchange for cash consideration of $18.9 million, including certain acquisition expenses.

The estimated fair values of the assets and liabilities acquired as of September 3, 2003, including goodwill, are summarized in thousands as follows:

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

Cash and cash equivalents	$413
Accounts receivable	9,934
Prepaid expenses	367
Property and equipment, net	431
Goodwill	7,556
Intangible assets	4,970
Other assets	104
Accounts payable	(3,361)
Accrued expenses	(1,326)
Deferred income	(163)
Other liabilities	(27)
$18,898

The operating results of ESC are included in the Company's consolidated results of operations for the period from May 23, 2003 (date of incorporation) to December 31, 2003 from the date of acquisition (September 3, 2003).

The $7.6 million of goodwill has been allocated to the Company's consulting segment and is fully deductible for U.S. tax purposes. Intangible assets acquired include $4.4 million attributable to customer relationships and licenses that are being amortized ratably over 8 years, and $0.6 million attributable to non-compete agreements that are being amortized ratably over three years. Total amortization expense for the period from May 23, 2003 (date of incorporation) to December 31, 2003 was approximately $0.3 million. Future expected expenses related to the amortization of intangibles are as follows:

Year ending December 31,

2004	$740
2005	740
2006	677
2007	550
2008	550
2009 and thereafter	1,467
$4,724

On October 28, 2003, the Company acquired all of the outstanding capital stock of Quanta Specialty Lines. The Company paid a cash purchase price of $26.1 million that represented the fair value of licenses and cash assets acquired at the acquisition date. Of the $26.1 million, $25.8 million was allocated to cash and cash equivalents acquired, with the remainder of $0.25 million being assigned to an indefinite lived non-amortizable intangible asset representing the fair value of the insurance license acquired. Quanta Specialty Lines had not engaged in business prior to the acquisition date.

On December 19, 2003, the Company acquired all of the outstanding capital stock of Quanta Indemnity (formerly NFU Standard) for a cash purchase price of $22.6 million. In conjunction with the acquisition, and under the terms of a transfer and assumption agreement, NFU agreed to assume from Quanta Indemnity all of its underwriting contracts and their associated liabilities in effect at the time of acquisition, except those agreements for which regulatory approval of the transfer and assumption has yet to be obtained. For those contracts pending regulatory approval, NFU has reinsured Quanta Indemnity for 100% of their associated liabilities and will assume these reinsured

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

contracts when it obtains regulatory approval. The total purchase price paid was allocated to the fair value of (a) statutory deposits acquired of approximately $13.8 million, (b) accrued investment income of $0.2 million, (c) unearned premiums of $1.6 million and loss and loss expense reserves of $3.5 million associated with retained underwriting contracts that were not assumed by NFU, (d) the corresponding reinsurance assets relating to the reinsurance of retained underwriting contracts provided by NFU, and (e) indefinite lived intangible assets that are not subject to amortization of $8.6 million, representing the fair value of the insurance licenses acquired.

The following unaudited pro forma information provides the combined results of operations of the Company, for the period from May 23, 2003 (date of incorporation) to December 31, 2003, as if the acquisitions of ESC and Quanta Indemnity had occurred as of May 23, 2003 (date of incorporation), after giving effect to certain adjustments, including amortization of intangible assets. The unaudited pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company, ESC and Quanta Indemnity constituted a single entity during the period:

Unaudited Pro Forma
Total revenues	$25,957
Net loss	(38,079)
Basic loss per share	$(1.21)
Diluted loss per share	(1.21)

The purchase of Quanta Specialty Lines has been excluded from the pro forma financial information because it is not considered a business for purposes of presenting pro forma financial information

4.	Reserve for losses and loss adjustment expenses

The Company's estimation of future ultimate loss liabilities is inherently subject to significant uncertainties. These uncertainties are driven by many variables that are difficult to quantify. These uncertainties include, for example, the period of time between the occurrence of an insured loss and actual settlement, fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes, internal and third party claims handling procedures, and the lack of complete historical data on which to base loss expectations.

The estimation of unpaid loss liabilities will be affected by the type or structure of the policies the Company has written. For direct insurance business, the Company often assumes risks for which claims experience will tend to be frequency driven. As a result, historical loss development data may be available and traditional actuarial methods of loss estimation may be used. Conversely, the available amount of relevant loss experience used to quantify the emergence, severity and payout characteristics of loss liabilities is limited for policies written where the Company expects that potential losses will be characterized by lower frequency but higher severity claims.

The estimation of unpaid loss liabilities will also vary in subjectivity depending on the lines or class of business involved. Short-tail business describes lines of business for which losses become known and paid in a relatively short period time after the loss actually occurs. Typically, there will be less variability in the ultimate amount of losses from claims incurred in the short-tail lines that the Company writes such as property, marine, and aviation. Long-tail business pertains to lines of business for which actual losses may not be known for some time or for which the actual amount of loss may take a significantly longer period of time to emerge or develop. The Company writes professional and environmental lines of business that are generally considered longer tail in nature. Because loss emergence and settlement periods can be many years in duration, these lines of business will have more variability in the estimates of their loss and loss expense reserves.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

The following table represents the activity in the reserve for losses and loss adjustment expenses for the period from May 23, 2003 (date of incorporation) to December 31, 2003:

Reserve for losses and loss adjustment expenses at beginning of period	$—
Losses and loss adjustment expenses recoverable	—
Net reserve for losses and loss adjustment expenses at beginning of period	—

Reserve for losses and loss adjustment expenses of Quanta Indemnity at date of acquisition	3,472
Less losses and loss adjustment expenses recoverable	(3,472)
Net reserve for losses and loss adjustment expenses of Quanta Indemnity at date of acquisition	—

Net losses and loss adjustment expenses incurred related to losses occurring in:
Current year	1,191
Prior years	—
Total net incurred losses and loss adjustment expenses	1,191

Net losses and loss adjustment expenses paid related to losses occurring in:
Current year	—
Prior years	—
Total net paid losses and loss adjustment expenses	—

Net reserve for losses and loss adjustment expenses at end of period	1,191
Losses and loss adjustment expenses recoverable	3,263
Reserve for losses and loss adjustment expenses at end of period	$4,454

As of December 31, 2003, both the reserve for loss and loss adjustment expenses and the loss expense recoverable asset included $3.2 million related to the acquisition of Quanta Indemnity and the reinsurance provided by NFU (see Note 3).

For the period from May 23, 2003 (date of incorporation) to December 31, 2003, the Company has not received any notification of reported losses. Given the lack of loss development experience, the primary reserving method adopted by the Company for the period was an expected loss ratio methodology whereby estimates of ultimate loss liabilities have been established by calculating the product of earned premiums and expected loss ratios. This method is commonly applied when there is insufficient loss development experience available. Management believes that the assumptions used represent a realistic and appropriate basis for currently estimating the reserve for losses and loss adjustment expense. However, these assumptions are subject to change and while management believes it has made a reasonable estimate of loss expenses, the ultimate costs of claims incurred could exceed the Company's reserves and have a materially adverse effect on its future results of operations and financial condition.

5.	Reinsurance

The Company utilizes reinsurance and retrocessional agreements principally to increase aggregate capacity and to limit net exposures to losses arising on business assumed. The Company's reinsurance agreements provide for the recovery of a portion of losses and loss expenses from reinsurers.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

Reinsurance assets due from our reinsurers include losses and loss adjustment expenses recoverable and deferred reinsurance premiums. The Company is subject to credit risk with respect to reinsurance ceded because the ceding of risk does not relieve the Company from its primary obligations to its policyholders. The Company did not record any credit losses for the period from May 23, 2003 (date of incorporation) to December 31, 2003.

The effect of reinsurance activity on premiums written, earned and losses and loss expenses incurred from operations for the period from May 23, 2003 (date of incorporation) to December 31, 2003 is shown below:

Period from May 23, 2003 (date of incorporation) to December 31, 2003	Premiums Written	Premiums Earned	Losses and Adjustment Loss Expenses Incurred
Direct Insurance	$7,469	$399	$219
Reinsurance Assumed	12,996	1,601	1,008
Ceded	(405)	(60)	(36)
Net	$20,060	$1,940	$1,191

The Company recorded reinsurance recoveries on losses and loss adjustment expenses incurred of approximately $36,000 relating to business ceded for the period from May 23, 2003 (date of incorporation) to December 31, 2003. Included in losses and loss adjustment expenses recoverable at December 31, 2003 is $3.2 million of amounts recoverable from NFU under the terms of the acquisition and reinsurance agreements related to the purchase of Quanta Indemnity from NFU (see Note 3).

6.	Investments

The amortized cost or cost, fair value and related gross unrealized gains and losses of fixed maturity and short-term investments are as follows:

December 31, 2003	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government and government agencies	$146,466	$143	$(6)	$146,603
Foreign governments	13,144	251	(28)	13,367
Tax-exempt municipal	5,716	152	—	5,868
Corporate	124,160	594	(53)	124,701
Asset-backed securities	8,092	30	—	8,122
Mortgage-backed securities	88,904	419	(18)	89,305
Total	$386,482	$1,589	$(105)	$387,966

Short-term investments:
U.S. government and government agencies	$6,970	$—	$—	$6,970
Corporate	72,100	—	—	72,100
Total	$79,070	$—	$—	$79,070

As of December 31, 2003, the Company held, as part of its self-managed available-for-sale fixed maturity portfolio, $20.0 million of par value principal at risk insurance linked securities issued by a

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

single issuer. The investment in the insurance linked security is subject to loss of principal in the event of the occurrence of certain predefined changes in mortality. As of December 31, 2003, the fair value of the security was $20.0 million and represented approximately 4% of the Company's total cash and invested assets.

Those fixed maturity investments with unrealized losses as of December 31, 2003, and their fair values are summarized as follows:

	Unrealized Losses
December 31, 2003	Fair Value	Less than 12 months	Greater than 12 months	Total Unrealized Losses
Fixed maturities:
U.S. government and government agencies	$13,910	$(6)	$—	$(6)
Foreign governments	7,455	(28)	—	(28)
Corporate	21,715	(53)	—	(53)
Mortgage-backed securities	7,462	(18)	—	(18)
Total	$50,542	$(105)	$—	$(105)

For the period from May 23, 2003 (date incorporation) to December 31, 2003, the Company did not identify any securities with declines in value that were considered to be other-than-temporary.

Contractual maturities of the Company's fixed maturities as of December 31, 2003 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2003	Amortized Cost or Cost	Fair Value
Fixed Maturities:
Due in one year or less	$5,386	$5,383
Due after one year through five years	244,808	245,317
Due after five years through 10 years	37,843	38,322
Due after 10 years	1,449	1,517
	289,486	290,539
Mortgage and asset-backed securities	96,996	97,427
Total	$386,482	$387,966

The components of net investment income for the period from May 23, 2003 (date of incorporation) to December 31, 2003 were derived from the following sources:

Period from May 23, 2003 (date of incorporation) to December 31, 2003
Fixed maturities	$1,739
Cash, cash equivalents and short-term investments	780
Gross investment income	2,519
Investment expenses	29
Net investment income	$2,290

Gross realized pre-tax investment gains and losses for the period from May 23, 2003 (date of incorporation) to December 31, 2003, were approximately $0.7 million and $0.6 million, respectively.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

All gains and losses were realized from the sale of fixed maturity investments. Total gross proceeds realized from the sale of fixed maturities and short-term investments were $323.9 million and $53.2 million, respectively.

7.    Segment Information

The following table summarizes the segment results before tax for each operating segment for the period from May 23, 2003 (date of incorporation) to December 31, 2003:

Statement of operations by operating segment	Insurance	Reinsurance	Consulting	Adjustments and eliminations	Consolidated
Gross premiums written	$7,469	$12,996	$—	$—	$20,465
Premiums ceded	(405)	—	—	—	(405)
Net premiums written	7,064	12,996	—	—	20,060
Net premiums earned	339	1,601	—	—	1,940
Consulting revenues	—	—	12,261	(581)	11,680
Other income	—	—	100	—	100
Net losses and loss expense incurred	183	1,008	—	—	1,191
Direct consulting costs	—	—	8,637	—	8,637
Acquisition costs	24	140	—	—	164
General and administrative expenses	—	—	2,657	—	2,657
Net underwriting or consulting income	$132	$453	$1,067	$(581)	1,071
General and administrative expenses					24,814
Depreciation and amortization of intangibles					434
Net investment income					2,290
Net realized gains on investments					109
Other income					26
Non-cash stock compensation expense					16,725
Net loss before income taxes					$(38,477)

Items of revenue and expense resulting from charges between operating segments are eliminated on consolidation of the segments. During the period from May 23, 2003 (date of incorporation) to December 31, 2003, the consulting segment charged the underwriting segments $0.6 million for consulting services rendered.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

Summarized financial information by geographic location for the period May 23, 2003 (date of incorporation) December 31, 2003 is as follows:

Statement of operations by geographic location	Bermuda	Europe	U.S.	Adjustments and eliminations	Consolidated
Net premiums earned	$1,940	$—	$—	$—	$1,940
Consulting revenues	—	—	11,680	—	11,680
Net investment income	2,218	—	141	(69)	2,290
Net realized gains on investments	109	—	—	—	109
Other income	26	516	100	(516)	126
Total revenues	4,293	516	11,921	(585)	16,145
Net losses and loss expense incurred	1,191	—	—	—	1,191
Acquisition costs	164	—	—	—	164
Direct consulting costs	—	—	8,637	—	8,637
General and administrative expenses	19,887	885	7,284	(585)	27,471
Non-cash stock compensation expense	16,725	—	—	—	16,725
Depreciation and amortization	3	2	429	—	434
Total expenses	37,970	887	16,350	(585)	54,622
Net loss before income taxes	$(33,677)	$(371)	$(4,429)	$—	$(38,477)
Identifiable assets by geographic location	$629,245	$213	$150,905	$(206,602)	$573,761

Revenues, expenses, investments in and amounts due from affiliated entities across geographic locations are eliminated on the consolidation of the geographic results of operations and geographic identifiable assets.

8.	Commitments and contingencies

a)	Concentrations of credit risk

As of December 31, 2003, substantially all of the Company's cash and cash equivalents, and investments were held by a single custodian that management considers being of high credit quality. The Company's externally managed investment guidelines limit the amount of credit exposure to any one issuer, other than the U.S. Treasury, to 5% of total portfolio market value. As of December 31, 2003, the largest single non-U.S. Treasury issuer accounted for less than 1% of the aggregate market value of the externally managed portfolios.

The Company maintains a substantial portion of its cash and cash equivalents in two financial institutions that the Company considers to be of high quality.

Other accounts receivable as of December 31, 2003, consist principally of amounts relating to consulting engagements and include $6.3 million in billed accounts receivable and $2.6 million in unbilled amounts for work in progress. The Company extends credit to its customers in the normal course of business and monitors the balances of individual accounts to assess any collectibility issues. The Company has not experienced significant losses related to receivables in the past.

b)	Pledged assets

As of December 31, 2003, investment securities with an estimated fair value of $14.0 million were on deposit with various U.S. state or other government insurance departments in order to comply with relevant insurance regulations.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

As of December 31, 2003, $2.3 million of cash and cash equivalents were pledged as collateral for a letter of credit issued by the Company's bankers in favor of Quanta U.S. Holdings' landlord relating to a lease agreement for office space.

As of December 31, 2003, $8.3 million of cash and cash equivalents were held in trust to fund the Company's obligations associated with the assumption of an environmental remediation liability.

c)	Letters of credit

As of December 31, 2003, the Company had letters of credit outstanding in the amount of $0.6 million that were issued in favor of various third parties in the normal course of reinsurance operations.

d)	Lease commitments

The Company leases office space and furniture and equipment under operating lease agreements. Certain office space leases include an escalation clause that calls for annual increases to the base rental payments. Rent expenses are being recognized on a straight-line basis over the respective lease terms.

Future annual minimum payments under non-cancelable operating leases as of December 31, 2003, are as follows:

Year ending December 31,
2004	$3,304
2005	3,806
2006	3,821
2007	3,706
2008	2,770
2009 and thereafter	27,265
$44,672

Total rent expense under operating leases for the period from May 23, 2003 (date of incorporation) to December 31, 2003, was approximately $1.4 million.

e)	Line of credit

As of December 31, 2003, ESC had a line of credit with a U.S. commercial bank in the amount of $1,000,000. Any borrowings from the line of credit are secured by business assets of ESC, as defined under the credit agreement. The interest rate charged is subject to change from time to time based on changes in an index, which is the base rate as set by the bank (4% as of December 31, 2003). The Company has not yet drawn on this line of credit.

f)	Business acquisitions

Under the terms of the ESC purchase agreement, the former shareholders of ESC, including certain officers and employers of the Company, have a right to receive an earn-out payment that is contingent upon ESC achieving specified earnings targets as defined in the purchase agreement. Under the earn-out arrangements, if ESC's net income before interest, taxes, depreciation and amortization ("EBITDA") for the two-year period ending December 31, 2005, is $7.5 million or greater, the Company will be obligated to pay an additional $5.0 million to ESC's previous shareholders. If EBITDA is greater than $7.0 million and less than $7.5 million for the two-year period ending

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

December 31, 2005 then the Company will be required to pay a pro rata portion of the $5.0 million. For the purposes of the earn-out computation, EBITDA excludes (i) the effect of the purchase method of accounting adjustments relating to the ESC acquisition, (ii) bonuses inconsistent with ESC's past practice paid to any of ESC's prior shareholders who remain employees of ESC, and (iii) charges or allocations from the Company to ESC for any management or overhead where the Company provides no services to ESC.

Additional earn-out distributions to the ESC previous shareholders, if any, will be recorded as an adjustment to the purchase price of ESC at the time such payment becomes paid or payable.

g)	Taxation

Quanta Holdings is a Bermuda corporation and, except as described in Note 10 below, neither it nor its non-U.S. subsidiaries have paid or provided for U.S. income taxes on the basis that they are not engaged in a U.S. trade or business or otherwise subject to taxation in the U.S. However, because definitive identification of activities which constitute being engaged in a trade or business in the U.S. is not provided by the Internal Revenue Code of 1986, regulations or court decisions, there can be no assurance that the Internal Revenue Service will not contend that the Company or its non-U.S. subsidiaries are engaged in a U.S. trade or business or otherwise subject to taxation. If the Company or its non-U.S. subsidiaries were considered to be engaged in a trade or business in the U.S., the Company or such subsidiaries could be subject to U.S. tax at regular corporate tax rates on its taxable income, if any, that is effectively connected with such U.S. trade or business plus an additional 30% "branch profits" tax on such income remaining, if any, after the regular corporate taxes, in which case there could be a significant adverse effect on the Company's results of operations and its financial condition.

h)	Employment agreements

The Company has entered into employment agreements with certain officers that provide for severance payments and executive benefits under certain circumstances.

9.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the period from May 23, 2003 (date of incorporation) to December 31, 2003:

Basic earnings per share
Net loss	$(38,477)
Weighted average common shares outstanding — basic	31,369,001
Basic loss per share	$(1.23)
Diluted earnings per share
Net loss	$(38,477)
Weighted average common shares outstanding	31,369,001
Weighted average common share equivalents
Warrants	—
Options	—
Weighted average common shares outstanding — diluted	31,369,001
Diluted loss per share	$(1.23)

Due to net losses for the period from May 23, 2003 (date of incorporation) to December 31, 2003, the assumed net exercise, under the treasury stock method, of options and warrants has been

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

excluded, as the effect would have been anti-dilutive. Weighted average common share equivalents exclude 2,542,813 warrants and 2,892,900 options, because their effect is anti-dilutive.

10.	Taxation

Under current Bermuda law, the Company and certain of its Bermuda subsidiaries are not required to pay any taxes in Bermuda on its income or realized capital gains. The Company has received an undertaking from the Minister of Finance of Bermuda that, in the event of any taxes being imposed, the Company will be exempt from taxation in Bermuda until March 2016.

Quanta U.S. Holdings and its operating subsidiaries are subject to income taxes imposed by U.S. authorities. The Company's operating units in the United Kingdom and Ireland are subject to the relevant income taxes imposed by those jurisdictions.

Effective August 15, 2003, Quanta U.S. Re made an election under Section 953(d) of the Internal Revenue Code of 1986 ("IRC"), as amended, to treat the company as a domestic corporation for United States federal income tax purposes. As a result of the "domestic election", Quanta U.S. Re is subject to U.S taxation on its worldwide income as if it were a U.S. corporation.

Quanta U.S. Holdings together with its operating subsidiaries, Quanta U.S. Re, and Quanta Intermediary Services Inc., have elected to file a consolidated U.S. tax return. Under IRC Section 953(d), net operating losses generated by Quanta U.S. Re may only be carried back two years and forward twenty years and offset past or future U.S. federal taxable income that is generated by Quanta U.S. Re.

The Company is not subject to taxation other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations or treaties, which might require the Company to become subject to taxation (see Note 8(g)).

The consolidated income tax provisions for the period from May 23, 2003 (date of incorporation) to December 31, 2003, are as follows and were allocated wholly to income from continuing operations:

Current tax expense (benefit)
U.S. Federal	$—
U.S. State	—
Non-U.S.	—
Total current expense (benefit)	—
Deferred tax expense (benefit)
U.S. Federal and State	(6,130)
U.S. State	—
Non-U.S.	—
Change in valuation allowance	6,130
Total deferred expense (benefit)	—
Total income tax expense (benefit)	$—

No current U.S. or foreign income taxes were paid or payable during the period from May 23, 2003 (date of incorporation) to December 31, 2003.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

Income tax benefit attributable to income from continuing operations for the period from May 23, 2003 (date of incorporation) to December 31, 2003 differed from amounts computed by applying the U.S. federal income tax rate of 35% to income before taxation as a result of the following:

Computed expected tax benefit	$(13,467)
Foreign loss not subject to U.S. tax	7,270
Income subject to tax at foreign rates	45
Other	22
Effect of valuation allowance	6,130
State income taxes	—
Actual income tax expense (benefit)	$—

Deferred income taxes reflect the tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and those for income tax purposes. The significant components of the net deferred tax assets and liabilities as of December 31, 2003 are as follows:

Deferred tax assets:
Bonus provisions	$2,394
Reserve for losses and loss adjustment expenses	12
Unearned premiums	865
Deferred income	622
Net operating loss carry forwards	4,449
Total deferred tax assets	8,342
Deferred tax liabilities:
Deferred acquisition costs	(1,863)
Net unrealized investment gains	(102)
Amortization of intangibles	(62)
Prepaid expenses	(98)
Depreciation	(171)
Other	(18)
Total deferred tax liabilities	(2,314)
Valuation allowance	(6,130)
Net deferred tax liability	$102

As of December 31, 2003, the Company has net operating loss carry forwards for U.S. federal income tax purposes of approximately $12.7 million, which are available to offset future U.S. federal taxable income through 2023. Approximately $10.6 million of the net operating loss carry forwards are dual consolidation losses generated by Quanta U.S. Re and can only be used to offset future taxable income earned by Quanta U.S. Re.

As a new company with limited operating history, the realization of deferred tax assets from future taxable income and future reversals of existing taxable temporary differences is currently neither assured nor accurately determinable. Accordingly, the Company has made a provision against 100% of its net deferred tax assets as of December 31, 2003.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

11.    Shareholders' equity

a)    Authorized shares

The authorized ordinary share capital of the Company consists of 200,000,000 common shares of par value $0.01 each and 25,000,000 preferred shares of a par value $0.01 each. The following table is a summary of common shares issued and outstanding for the period from May 23, 2003 (the date of incorporation) to December 31, 2003:

Issued and outstanding shares, beginning of period	—
Shares issued	57,291,262
Shares repurchased and retired	(493,044)
Issued and outstanding shares, end of period	56,798,218

There were no issued and outstanding preferred shares as of December 31, 2003.

On July 10, 2003, the Company effected a one hundred for one stock split whereby each of the Company's common shares of the then par value of $1.00 were divided into one hundred common shares of par value $0.01 each. All share and per share data included in these consolidated financial statements have been presented to reflect the stock split for the entire period.

On December 22, 2003, the Company sold 291,262 common shares to one of its Directors in a privately negotiated transaction for $10.30 per share.

See Note 1 for a further discussion of shares issued, repurchased and retired during the period.

b)    Founders warrants and options

In connection with the closing of the Private Offering, the Company issued (a) to entities controlled by the Founders, warrants to purchase up to 4.5% of the aggregate number of outstanding common shares as of September 3, 2003, or 2,542,813 common shares and (b) to certain of its officers, options to purchase up to 2.15% of the aggregate number of outstanding common shares as of September 3, 2003, or 1,214,900 common shares.

The warrants and options issued are exercisable at a price of $10.00 per share. The warrants were immediately and fully exercisable at the time of issuance and the options become exercisable in four equal annual increments during a four year period commencing on the first anniversary date of the grant and become fully exercisable on the fourth anniversary of the grant date.

12.    Employee benefit plans

a)    Pension plans

The Company provides pension benefits to eligible employees through various defined contribution plans, including 401(k) plans, sponsored by the Company. Under these plans, employee contributions may be supplemented by the Company matching donations based on the level of employee contribution up to certain maximum amounts. Expenses incurred relating to these plans during the period from May 23, 2003 (date of incorporation) to December 31, 2003, totaled $87,400.

b)    Options and stock based compensation

In July 2003, the shareholders of the Company approved the long-term incentive plan (the "Incentive Plan"). The Incentive Plan provides for the grant to eligible employees, directors and consultants of stock options, stock appreciation rights, restricted shares, restricted share units,

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

performance awards, dividend equivalents and other share-based awards. The Incentive Plan is administered by the Company and the Compensation Committee of the Board of Directors. The Compensation Committee determines the dates, amounts, exercise prices, vesting periods and other relevant terms of the awards. Recipients of awards may exercise at any time after they vest and before they expire, except that no awards may be exercised after ten years from the date of grant.

As of December 31, 2003, the maximum number of shares available for award and issuance under the Incentive Plan was 5,850,000.

During the period from May 23, 2003 (date of incorporation) to December 31, 2003, the Company awarded options, including those options described in Note 11, to purchase 2,892,900 common shares to its employees, officers and directors, at a weighted average exercise price equal to $10.01 per share. The options granted become exercisable in four equal annual increments during a four year period commencing on the first anniversary date of the grant and become fully exercisable on the fourth anniversary of the grant date. As of December 31, 2003, 2,892,900 options had been granted with vesting dates between September 3, 2004 and December 15, 2007.

No options granted were exercised, expired or forfeited during the period from May 23, 2003 (date of incorporation) to December 31, 2003.

The Company did not incur any compensation expense relating to the grant of option awards in the period from May 23, 2003 (date of incorporation) to December 31, 2003 because all options granted had an exercise price that approximated the fair market value of the underlying common stock of the Company on the date of the grant.

Included in the general and administrative expenses in the consolidated statement of operations and comprehensive income is $16.7 million of non-cash stock compensation expense relating to (a) common shares issued to the Founders in connection with the initial capitalization of the Company, resulting in a total expense of $15.0 million that represented the aggregate difference between the Founders' cost per share of $0.01 and the Private Offering price per share of $10.00 and (b) common shares issued to certain directors and officers of the Company, resulting in a total expense of $1.7 million that represented the difference between a cost per share to those directors and officers of $9.30 and the Private Offering price per share of $10.00.

13.    Related party transactions

The Company entered into an advisory agreement in June 2003 with FBR. Under this agreement, FBR may from time to time provide financial advisory advice and assistance to the Company in connection with certain mergers and acquisitions and capital raising transactions. The agreement is effective until March 3, 2005. Under the terms of the agreement, FBR's compensation for services provided shall be agreed between the Company and FBR on an arms-length basis. In connection with the Private Offering, FBR received a placement fee equal to 7.0% of the gross proceeds received by the Company from the sale of a portion of the securities sold in the offering. This fee was approximately $33.8 million, and was recorded as offering costs as a reduction to additional paid-in capital.

ESC has a contractual agreement with Industrial Recovery Capital Holdings Company ("IRCC") to perform environmental remediation services for IRCC. IRCC is owned by certain shareholders and officers of the Company. As of December 31, 2003, receivables due to ESC from IRCC totaled $32,000. For the period ended December 31, 2003, revenues related to services provided to IRCC totaled $291,000. In addition ESC performs incidental administrative services on behalf of IRCC for no fee.

The Company entered into a term loan agreement with BEMI. Under the loan agreement, BEMI agreed to provide term loans to the Company of up to $10.0 million in the aggregate, bearing interest

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

at a rate of 9% per annum. Proceeds from the loans in the aggregate amount of $2.0 million were used to fund certain start-up and other expenses associated with the Private Offering. The loans were repaid in full upon the closing of the Private Offering. The Company recognized interest expense relating to these loans of $33,000 during the period from May 23, 2003 (date of incorporation) to December 31, 2003.

In connection with the purchase of ESC, $571,000 of the purchase price remains outstanding and payable to ESC's former shareholders as of December 31, 2003 and is recorded in other liabilities in the consolidated balance sheet. Of this amount, $398,000 is due to certain former ECS shareholders who became employees and officers of the Company under the terms of the ESC acquisition agreement.

14.    Litigation

During the period from May 23, 2003 (date of incorporation) to December 31, 2003, CNA Financial Corporation ("CNA"), filed actions against one of the Company's executive officers, who subsequently resigned, and an action against certain other employees of the Company, all of whom had previously worked for CNA. CNA also indicated that it believed it had grounds to bring an action against the Company. The Company advanced to the defendants their costs and expenses associated with the defense of these actions. To avoid the cost and distraction of litigation with CNA, and while expressly denying any wrongdoing by the Company or its employees, the Company agreed to settle CNA's asserted and threatened claims. As part of the settlement, the Company paid CNA approximately $1.14 million. In addition, the Company incurred approximately $698,000 in costs and expenses relating to the actual and threatened litigation and the settlement thereof.

15.    Statutory financial information and dividend restrictions

The Company is subject to a 30% withholding tax on certain dividends and interest received from its U.S. subsidiaries.

The Company's insurance and reinsurance subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate. These regulations include restrictions that limit the amount of dividends or other distributions available to shareholders without prior approval of the insurance regulatory authorities. Typically, these restrictions relate to minimum levels of solvency, capital and liquidity as defined by the relevant insurance laws and regulations.

The Bermuda Insurance Act 1978 and Related Regulations (the "Act") requires that the Company's wholly owned subsidiaries, Quanta Bermuda and Quanta U.S. Re, meet a minimum capital and surplus of $100.0 million and $1.0 million, respectively. The statutory capital and surplus of Quanta Bermuda and Quanta U.S. Re as of December 31, 2003, was approximately $478.2 million and $37.7 million, respectively.

In addition, Quanta Bermuda and Quanta U.S. Re must maintain a minimum liquidity ratio whereby relevant assets, as defined by the Act, must exceed 75% of relevant liabilities. As of December 31, 2003, the minimum liquidity ratio was met by both companies.

QUANTA CAPITAL HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Expressed in thousands except for share and per share amounts, unless otherwise stated)

16.    Unaudited quarterly financial information

Following is a summary of quarterly financial data for the period from May 23, 2003 (date of incorporation) to December 31, 2003:

	Quarter Ended December 31, 2003	Period from May 23, 2003 to September 30, 2003
Net premium earned	$1,940	$—
Consulting revenues	7,890	3,790
Net investment income	1,941	349
Net realized gains on investments	109	—
Other income	126	—
Total revenues	$12,006	$4,139
Net loss and loss expenses incurred	$(1,191)	$—
Acquisition costs	$(164)	$—
Direct consulting costs	$(6,136)	$(2,501)
General and administrative expenses	$(19,330)	$(24,866)
Net loss	$(15,148)	$(23,329)

Basic loss per share	$(0.27)	$(1.75)
Diluted loss per share	$(0.27)	$(1.75)

Report of Independent Auditors

To the Board of Directors and Shareholders of
Environmental Strategies Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Environmental Strategies Corporation and its subsidiary (the "Company") at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia
April 29, 2003

ENVIRONMENTAL STRATEGIES CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2002
Assets
Cash and cash equivalents	$74,072	$72,636
Accounts receivable, net of allowance for doubtful accounts of $300,000 and $362,000, respectively ..	8,712,145	8,492,310
Accounts receivable — related parties	218,411	558,935
Prepaid expenses and other assets	511,604	373,603
Total current assets	9,516,232	9,497,484
Property and equipment, net	546,827	516,952
Security deposits	96,495	116,541
Total assets	$10,159,554	$10,130,977

Liabilities
Accounts payable	$3,218,636	$2,760,105
Accrued expenses, current	383,331	477,247
Notes payable, current	7,928	9,480
Capital lease obligations, current	—	5,098
Deferred revenue	—	97,000
Total current liabilities	3,609,895	3,348,930
Note payable, less current portion	9,480	—
Accrued expenses, less current portion	161,115	52,036
Deferred rent	222,088	258,110
Capital lease obligations, less current portion	—	21,594
Total liabilities	4,002,578	3,680,670

Commitments and contingencies (Note 10)

Shareholders' equity
Common stock, $0.01 par value; 1,100,000 shares authorized; 1,093,250 issued and outstanding as of December 31, 2001 and 2002	10,933	10,933
Capital in excess of par value	779,193	779,193
Retained earnings	5,336,850	5,660,181
Total shareholders' equity	6,156,976	6,450,307
Total liabilities and shareholders' equity	$10,159,554	$10,130,977

The accompanying notes are an integral part of these consolidated financial statements

ENVIRONMENTAL STRATEGIES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,
	2000	2001	2002
Revenues
Revenue	$28,615,955	$27,755,918	$27,238,471
Revenue — related parties (Note 8)	601,740	692,333	1,389,832
Total revenues	29,217,695	28,448,251	28,628,303
Cost and expenses
Direct costs	17,615,484	17,576,260	17,192,593
Selling, general and administrative expenses	9,112,646	8,348,092	8,156,023
Bonus expense	670,538	445,000	609,093
Total cost and expenses	27,398,668	26,369,352	25,957,709
Operating income	1,819,027	2,078,899	2,670,594
Interest income	53,471	33,503	22,737
Net income	$1,872,498	$2,112,402	$2,693,331

Weighted average common shares	1,093,250	1,093,250	1,093,250
Basic and diluted net income per common share	$1.71	$1.93	$2.46
Pro forma data (unaudited):
Net income as shown above	$1,872,498	$2,112,402	$2,693,331
Pro forma provision for income taxes	728,402	821,724	1,047,706
Net income adjusted for pro forma income taxes	$1,144,096	$1,290,678	$1,645,625
Pro forma basic and diluted net income per common share	$1.05	$1.18	$1.51

The accompanying notes are an integral part of these consolidated financial statements

ENVIRONMENTAL STRATEGIES CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	For the year ended December 31, 2000, 2001 and 2002
	Common Stock		Capital in Excess of Par Value	Retained earnings	Total
	Shares	Amount
Balance as of December 31, 1999	1,093,250	$10,933	$779,193	$6,778,950	$7,569,076
Distributions to shareholders	—	—	—	(2,997,000)	(2,997,000)
Net income	—	—	—	1,872,498	1,872,498
Balance as of December 31, 2000	1,093,250	$10,933	$779,193	5,654,448	6,444,574
Distributions to shareholders	—	—	—	(2,400,000)	(2,400,000)
Net income	—	—	—	2,112,402	2,112,402
Balance as of December 31, 2001	1,093,250	$10,933	$779,193	5,366,850	6,156,976
Distributions to shareholders	—	—	—	(2,400,000)	(2,400,000)
Net income	—	—	—	2,693,331	2,693,331
Balance as of December 31, 2002	1,093,250	$10,933	$779,193	$5,660,181	$6,450,307

The accompanying notes are an integral part of these consolidated financial statements

ENVIRONMENTAL STRATEGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2000	2001	2002
Cash flows from operating activities
Net income	$1,872,498	$2,112,402	$2,693,331
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	293,240	254,709	257,518
Provisions for bad debts	66,050	150,000	62,000
Changes in assets and liabilities:
Accounts receivable	1,100,864	26,096	(182,689)
Prepaid expenses and other assets	99,444	(169,785)	138,001
Security deposits	10,057	13,317	(20,046)
Accounts payable	(817,152)	134,492	(458,531)
Accrued expenses	434,393	66,680	(15,163)
Deferred rent	80,792	53,116	36,022
Deferred revenue	—	—	97,000
Net cash provided by operating activities	3,140,186	2,641,027	2,607,443
Cash flows from investing activities
Purchases of property and equipment	(119,519)	(262,189)	(200,951)
Net cash used in investing activities	(119,519)	(262,189)	(200,951)
Cash flows from financing activities
Distributions to shareholders	(2,997,000)	(2,400,000)	(2,400,000)
Proceeds from notes payable	—	24,069	—
Repayment of notes payable	—	(6,661)	(7,928)
Net cash used in financing activities	(2,997,000)	(2,382,592)	(2,407,928)
Net increase (decrease) in cash	23,667	(3,754)	(1,436)
Cash at beginning of year	54,159	77,828	74,072
Cash at end of year	$77,826	$74,072	$72,636
Supplemental information
Interest paid	$552	$1,884	$1,360

The accompanying notes are an integral part of these consolidated financial statements

ENVIRONMENTAL STRATEGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization

Environmental Strategies Corporation (the "Company") is a full-service environmental engineering, remediation, risk management and consulting firm specializing in environmental remediation, including the design and implementation of remedial investigations and feasibility studies, regulatory analyses, technical support for environmental claims, merger and acquisition due diligence and environmental audits and risk assessments.

2.    Significant accounting policies

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Event Analysis Corporation. All intercompany balances and transactions have been eliminated.

The Company's significant accounting policies are as follows:

a)    Revenue recognition

Revenue is recognized when evidence of an arrangement for services exists, services have been rendered, price is fixed or determinable, and collectibility is reasonably assured. The Company renders services under various short-term contractual arrangements, primarily on a time and materials basis. From time to time, the Company retains subcontractors to perform certain remediation services under the Company's contracts with its customers. Revenue is recognized on a gross basis when the Company is the primary obligor in the arrangement. In 2000, 2001 and 2002, approximately $8.2 million, $7.3 million and $7.0 million of direct costs, exclusive of mark-up, respectively, related to these subcontractor arrangements.

Revenue includes amounts related to services performed but not yet billed to customers at period end. Accounts receivable are liquidated within the Company's normal collection cycle. Certain arrangements allow customers to retain a portion of the invoiced amount until the completion of the related task or achievement of certain specified milestones. The Company records the retained amounts as revenue when services are provided related to contractually defined tasks or milestones, and collection is reasonably assured. These retainage arrangements occur only when specifically requested by, and negotiated with, the customer. The Company does not offer warranty or provide any other post-contract performance obligations.

Prepayments from customers are recorded as deferred revenue and reflected as revenue as the related services are performed.

b)    Cash and cash equivalents

Cash equivalents are highly liquid instruments with an original maturity of three months or less and consist of time deposits and investments in money market funds with commercial banks and financial institutions.

c)    Property and equipment

Property and equipment, which consist of furniture, equipment, and leasehold improvements, are stated at cost. Depreciation is computed using the accelerated method over the estimated useful lives of the related assets, ranging from five to seven years. Depreciation of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases.

Repairs and maintenance are expensed as incurred. At the time of retirement or other disposal of property or equipment, the cost and related accumulated depreciation are deducted from their respective accounts and any resulting gain or loss is included in operations.

ENVIRONMENTAL STRATEGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

d)    Costs and expenses

Direct costs consist of payroll costs associated with direct labor incurred on service engagements, other direct costs such as travel and subsistence, subcontracting and other contract expenses. Selling, general and administrative expenses include expenses such as sales and marketing, costs for information systems, finance and accounting, human resources, and other infrastructure functions related to managing and growing our business. The Company maintains a team of in-house technical consultants that assist in consulting engagements. The costs associated with the direct hours spent by such technical consultants on service engagements are included in direct costs. Costs of technical consultants associated with business development and administrative and other non-client service related activities are recorded in selling, general and administrative expenses.

e)    Income taxes (unaudited)

The Company has elected to be taxed as an "S Corporation" under the provisions of the Internal Revenue Code. All revenues and expenses pass directly through to the Company's shareholders and, as such, no tax liability is reflected in the financial statements of the Company. The Company converted from an S corporation to a "C Corporation" subsequent to the acquisition by Quanta Reinsurance U.S. Ltd. Accordingly, pro forma provision for income tax expense is reflected for all periods presented to reflect the Company as a C corporation.

f)    Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates and assumptions.

g)    Concentration of credit risk

Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash in bank accounts, which at times may exceed federally-insured limits. The Company has not experienced any losses on such accounts.

Accounts receivable consist principally of amounts due from credit-worthy companies. The Company extends credit to its customers in the normal course of business and monitors the balances of individual accounts to assess any collectibility issues. The Company has not experienced significant losses related to receivables in the past. A summary of customers accounting for significant revenue and accounts receivable balances follows:

	Revenue			Accounts Receivable
	2000	2001	2002	2001	2002
Customer A	24%	22%	20%	16%	18%
Customer B	1%	10%	13%	12%	16%
Customer C	19%	12%	3%	7%	2%

h)    Stock-based compensation

Employee stock awards under the Company's compensation plan are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. The Company provides the disclosure required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No.

ENVIRONMENTAL STRATEGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

123"). Stock-based awards to non-employees are accounted for under the provisions of SFAS No. 123. The Company did not incur any compensation expense related to stock based awards during 2000, 2001, and 2002. The pro forma net impact of applying the fair value recognition provisions of SFAS No. 123 was less than $1,000 during 2000, 2001, and 2002.

i)    Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. This evaluation consists of comparing the carrying value of the asset with the asset's expected undiscounted future cash flows. If the expected undiscounted future cash flows exceed the carrying value of the asset, no impairment is recognized. Impairment losses are measured as the difference between the carrying value of long-lived assets and their estimated fair value, based on discounted future cash flows or other methods.

j)    Earnings per share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period, and excludes any dilutive effects of options or warrants. Diluted earnings per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period; common stock equivalent shares are excluded from the computation if their effect is antidilutive.

k)    Comprehensive income

The Company has no items that are required to be reported in other comprehensive income.

l)    Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation.

m)    Recent accounting pronouncements

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and portions of Accounting Principles Bulletin Opinion 30, "Reporting the Results of Operations." This standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. This standard also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. The provisions of this standard are not expected to have a significant effect on the Company's financial position, results of operations, or cash flows.

In August 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). It addresses financial accounting and reporting for costs associated with exit or disposal activities and nullified Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and establishes fair value as the objective for initial measurement of the liability. Under EITF Issue No. 94-3, a liability for an exit cost is recognized at the date of an entity's commitment to an exit plan.

ENVIRONMENTAL STRATEGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

The new standard is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe SFAS No. 146 will have a material effect on the Company's financial position, results of operations, or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others' ("FIN 45"). FIN 45 requires that, upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 is not expected to have a material effect on the Company's financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company does not expect the adoption of SFAS No. 148 to have a material effect on the Company's financial position, results of operations, or cash flows.

3.    Accounts receivable

Accounts receivable, excluding accounts receivable from related parties, consist of the following:

	December 31,
	2001	2002
Billed accounts receivable	$7,525,189	$5,884,527
Unbilled accounts receivable	1,691,302	4,207,559
	9,216,491	9,408,163
Less: Allowance for doubtful accounts	(300,000)	(362,000)
	$8,916,491	$9,046,163

4.    Property and equipment

Property and equipment consists of:

	December 31,
	2001	2002
Furniture and equipment	$2,808,904	$3,201,917
Leasehold improvements	181,778	196,409
	2,990,682	3,218,326
Less: Accumulated depreciation	(2,443,855)	(2,701,374)
	$546,827	$516,952

ENVIRONMENTAL STRATEGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

The depreciation expense was approximately $293,000, $255,000 and $258,000 for the year ended December 31, 2000, 2001 and 2002, respectively. Certain equipment was financed through a capital lease. The net book value of such equipment was approximately $25,000 at December 31, 2002.

5.    Earnings per share

The following represents the calculation for net income per share:

	For the Years Ended December 31,
	2000	2001	2002
Net income	$1,872,498	$2,112,402	$2,693,331
Weighted average shares outstanding
Common stock	1,093,250	1,093,250	1,093,250
Stock options	—	—	—
Common stock and common share equivalents	1,093,250	1,093,250	1,093,250
Basic and diluted earnings per share
Basic	$1.71	$1.93	$2.46
Diluted	$1.71	$1.93	$2.46

For the years ended December 31, 2000, 2001 and 2002, options to purchase 5,250, 6,750 and 5,500 shares of common stock, respectively, were excluded from the computation of diluted earnings per share, as their inclusion would have been antidilutive.

6.    Shareholders' equity

a)    Common stock

Pursuant to a Common Stock Purchase Agreement and a related Shareholders Agreement, certain shareholders have the right of first refusal to acquire shares from other shareholders under certain conditions. In the event certain shareholders (the "Principals") become disabled or deceased, the Company may be obligated, at the option of the Principals or the Principals' estates, to repurchase up to 750,000 shares held by the Principals or their respective estates at a minimum of $13.33 per share. The Company is designated as the beneficiary on insurance policies that cover the Principals. In the event a Principal becomes disabled or deceased, the proceeds of the policies are expected to be approximately equal to the amount the Company is required to pay the Principal or its estate for the repurchase of shares. All such insurance policies effective during 2001 and 2002 were term-based.

b)    Stock options

In 1992, the Company adopted a Stock Option Plan (the "Plan") which reserves 100,000 shares for issuance upon exercise of options granted under the Plan through 2003 and provides for the issuance of non-qualified stock options. Options granted pursuant to the Plan are subject to vesting as determined by the Board of Directors. Option grants typically vest over five years and expire ten years from the date of grant. As of December 31, 2002, there were no stock options available for issuance under the Plan.

ENVIRONMENTAL STRATEGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

A summary of certain Plan information related to stock options outstanding is as follows:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 1999	5,250	$15.21
Granted	—	—
Balance, December 31, 2000	5,250	$15.21
Granted	1,500	$13.72
Balance, December 31, 2001	6,750	$13.72
Granted	—	—
Expired	1,250	8.50
Balance, December 31, 2002	5,500	$14.90

At December 31, 2002, the weighted average remaining contractual life for the options outstanding was 3.49 years. All options outstanding at December 31, 2002 were fully vested.

The Company elected to follow the disclosure-only presentation of SFAS No. 123 and, consequently, makes no charge against operations in its financial statements with respect to the fair value of the options granted. To measure stock-based compensation in accordance with SFAS No. 123, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average fair value per unit of options granted in 2001 was approximately $0.46. There were no option grants during 2000 and 2002. The Company used the following assumptions in estimating the fair value of options granted during 2001: risk-free rate of 2.84%, expected life of two years, volatility of zero and expected dividend of 25%.

The pro forma net impact of applying the fair value recognition provisions of SFAS No. 123 was less than $1,000 during 2000, 2001, and 2002.

7.    Profit sharing and 401(k) plan

The Company's profit sharing and 401(k) plan (the "401(k) Plan") is a trustee plan. All employees are eligible to participate in the 401(k) Plan. Contributions by the Company are 33% vested after three years of service and vesting increases 33% each year thereafter, until the fifth year of service, when the employees are 100% vested. The annual 401(k) contribution is determined based upon contributions made by participating employees and rates established annually by the Board of Directors. In 2001 and 2002, the Company contributed an amount equal to 50% of an employee's contribution up to 2.5% of the employee's salary. The Board may also approve a discretionary profit sharing contribution. The Company contributed approximately $166,000, $188,000 and $185,000 in 2000, 2001 and 2002, respectively, to match employee 401(k) contributions to the 401(k) Plan. The Company made no discretionary profit sharing contributions to the 401(k) Plan in 2000, 2001, and 2002.

8.    Related-party transactions

The Company has a contractual agreement with Industrial Recovery Capital Holdings Company (IRCC) to perform environmental remediation services for IRCC. IRCC is owned by certain stockholders of the Company. At December 31, 2001 and 2002, receivables due to the Company from IRCC totaled $5,916 and $1,205, respectively, all of which were subsequently collected. For the years December 31, 2000, 2001 and 2002, revenues related to services provided to IRCC totaled $598,317, $204,142 and $188,000, respectively.

Several shareholders of the Company are also shareholders of Tinicum Inc. ("Tinicum"). At December 31, 2001 and 2002, receivables due from Tinicum totaled $8,149 and $3,877, respectively, all of which were subsequently collected. For the years ended December 31, 2000, 2001 and 2002, revenues related to services provided to Tinicum totaled $3,423, $14,038 and $102,239, respectively.

ENVIRONMENTAL STRATEGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

A shareholder and member of the Board of Directors of the Company was employed by Chubb Financial Solutions, Inc. ("Chubb") from January 2001 until June 2003. The Company provides consulting services to Chubb. For the years ended December 31, 2000, 2001 and 2002, revenues related to services provided to Chubb totaled $0, $474,153 and $1,099,593, respectively. At December 31, 2001 and 2002, receivables due from Chubb totaled $204,346 and $553,853, respectively.

Revenue and accounts receivable from IRCC, Tinicum and Chubb are reported separately as transactions from related parties on the financial statements.

9.    Line of credit

As of December 31, 2002, the Company had a line of credit with a United States commercial bank in the amount of $1,000,000. Any borrowings from the line of credit are secured by Business Assets of the Company, as defined under the applicable credit agreement. The interest rate charged is subject to change from time to time based on changes in an index, which is the base rate as set by the bank (4.75% at December 31, 2002). In 2001 and 2002, the Company did not draw against the line of credit.

10.    Commitments and contingencies

a)    Leases

The Company leases office space and furniture and equipment under operating lease agreements. Certain leases include an escalation clause that calls for annual increases to the base rental payments. Rent expense is being recognized on a straight-line basis over the respective lease term.

Future minimum payments under operating and capital lease obligations are as follows:

Year ending December 31,	Operating	Capital
2003	$1,453,895	$7,459
2004	1,285,424	7,459
2005	1,184,275	7,459
2006	1,192,674	7,459
2007	1,087,945	3,108
Thereafter	164,163	—
	$6,368,376	32,944
Interest		(6,252)
		26,692
Capital lease obligations, current		(5,098)
Capital lease obligations, non-current		$21,594

Rent expense under operating leases was approximately $1,558,000, $1,622,000 and $1,693,000 in 2000, 2001 and 2002, respectively.

b)    Litigation

At December 31, 2002, the Company was a party to a litigation that arose out of a dispute with a third party related to a letter of intent to lease certain premises. Such litigation is currently in the discovery stage. The Company believes that existing reserves recorded of $60,000 are adequate to cover any costs incurred as a result of the litigation given management's assessment of the potential exposure. However, the final outcome of the litigation may differ from the Company's estimate.

The Company is involved in other legal actions arising in the ordinary course of business.

Management believes that such litigation and claims generally are without merit and that the outcome will not have a material effect on the Company's financial position or results of operations.

ENVIRONMENTAL STRATEGIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

ENVIRONMENTAL STRATEGIES CORPORATION
Schedule II
Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Allowance for doubtful accounts:
Year Ended December 31, 2000	$148,500	66,050	(13,550)	$201,000
Year Ended December 31, 2001	$201,000	150,000	(51,000)	$300,000
Year Ended December 31, 2002	$300,000	62,000	—	$362,000

Report of Independent Auditors

To the Shareholder of Environmental Strategies Consulting, LLC
(formerly, "Environmental Strategies Corporation")

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Environmental Strategies Consulting, LLC and its subsidiaries (the "Company") at September 3, 2003 and December 31, 2002 and the results of their operations and their cash flows for the period from January 1, 2003 to September 3, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York
December 5, 2003

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	September 3, 2003
Assets
Cash and cash equivalents	$72,636	$412,847
Accounts receivable, net of allowance for doubtful accounts of $362,000	8,492,310	9,601,906
Accounts receivable — related parties	558,935	331,868
Prepaid expenses and other assets	373,603	366,793
Total current assets	9,497,484	10,713,414
Property and equipment, net	516,952	431,369
Security deposits	116,541	104,671
Total assets	$10,130,977	$11,249,454
Liabilities
Accounts payable	$2,760,105	$3,272,562
Accrued expenses, current	477,247	1,380,174
Notes payable, current	9,480	3,757
Capital lease obligations, current	5,098	5,437
Deferred income	97,000	191,816
Total current liabilities	3,348,930	4,853,746
Accrued expenses, less current portion	52,036	34,702
Deferred rent	258,110	292,487
Capital lease obligations, less current portion	21,594	17,934
Total liabilities	3,680,670	5,198,869
Commitments and contingencies (Note 3)
Shareholders' equity
Common stock, $0.01 par value; 1,100,000 shares authorized; 1,093,250 issued and outstanding as of December 31, 2002 and September 3, 2003	10,933	10,933
Capital in excess of par value	779,193	779,193
Retained earnings	5,660,181	5,260,459
Total shareholders' equity	6,450,307	6,050,585
Total liabilities and shareholders' equity	$10,130,977	$11,249,454

The accompanying notes are an integral part of these consolidated financial statements

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the period January 1 to September 30, 2002	For the period January 1 to September 3, 2003
	(unaudited)
Revenues
Consulting revenue	$19,815,877	$19,397,505
Consulting revenue — related parties	1,041,020	952,358
Total revenues	20,856,897	20,349,863
Expenses
Direct consulting costs	12,423,597	12,992,356
Selling, general and administrative expenses	6,049,262	5,771,203
Bonus expense	432,406	199,812
Total expenses	18,905,265	18,963,371
Operating income	1,951,632	1,386,492
Interest and other income	15,244	13,786
Net income	$1,966,876	$1,400,278
Weighted average common shares	1,093,250	1,093,250
Basic and diluted net income per common share	$1.80	$1.28
Pro forma data (unaudited):
Net income as shown above	$1,966,876	$1,400,278
Pro forma provision for income taxes	765,115	544,708
Net income adjusted for pro forma income taxes	$1,201,761	$855,570
Pro forma basic and diluted net income per common share	$1.10	$0.78

The accompanying notes are an integral part of these consolidated financial statements

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount
Balance as of December 31, 2002	1,093,250	$10,933	$779,193	$5,660,181	$6,450,307
Distributions to shareholders	—	—	—	(1,800,000)	(1,800,000)
Net income	—	—	—	1,400,278	1,400,278
Balance as of September 3, 2003	1,093,250	$10,933	$779,193	$5,260,459	$6,050,585

The accompanying notes are an integral part of these consolidated financial statements

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the period January 1 to September 30, 2002	For the period January 1 to September 3, 2003
	(unaudited)
Cash flows from operating activities
Net income	$1,966,876	$1,400,278
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	165,043	151,225
Changes in assets and liabilities:
Accounts receivable	1,774,365	(882,529)
Prepaid expenses and other assets	283,636	6,810
Security deposits	(26,513)	11,870
Accounts payable	(1,385,011)	512,457
Accrued expenses	657,244	885,593
Deferred rent	44,787	34,377
Deferred revenue	—	94,816
Net cash provided by operating activities	3,480,427	2,214,897

Cash flows used in investing activities
Purchases of property and equipment	(171,224)	(65,642)
Net cash used in investing activities	(171,224)	(65,642)

Cash flows used in financing activities
Distributions to shareholders	(2,000,000)	(1,800,000)
Repayment of notes payable	(5,868)	(5,723)
Repayment of capital lease obligations	—	(3,321)
Net cash used in financing activities	(2,005,868)	(1,809,044)
Net increase in cash	1,303,335	340,211
Cash at beginning of period	74,072	72,636
Cash at end of period	$1,377,407	$412,847

Supplemental Information
Cash interest paid	$1,106	$3,831

The accompanying notes are an integral part of these consolidated financial statements

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Data for the nine month period ended September 30, 2002 is unaudited)

1.	Organization

Environmental Strategies Corporation (the "Company") is a full-service environmental engineering, remediation, risk management and consulting firm specializing in environmental remediation, including the design and implementation of remedial investigations and feasibility studies, regulatory analyses, technical support for environmental claims, merger and acquisition due diligence and environmental audits and risk assessments.

On September 3, 2003, the Company was acquired by Quanta Reinsurance U.S. Ltd. ("Quanta U.S. Re") (see Note 16). Concurrent with the acquisition, the Company was renamed to Environmental Strategies Consulting LLC.

2.	Significant accounting policies

The consolidated financial statements include the accounts of Environmental Strategies Corporation and its wholly owned subsidiary Events Analysis Corporation. All intercompany balances and transactions have been eliminated.

a)	Consulting revenues

Consulting revenue is recognized when evidence of arrangement exists, services have been rendered, price is fixed or determinable, and collectibility is reasonably assured. The Company renders services under various short-term contractual arrangements, primarily on a time and materials basis. From time to time, the Company retains subcontractors to perform certain remediation services under the Company's contracts with its customers. Revenue is recognized on a gross basis when the Company is the primary obligor in the arrangement. For the nine months ended September 30, 2002 and the period from January 1 through September 3, 2003 and for, approximately $4.6 million and $6.9 million of direct costs, exclusive of mark-up, respectively, related to these subcontractor arrangements.

Consulting revenue includes amounts related to services performed but not yet billed to customers at period end. Accounts receivable are settled within the Company's normal collection cycle. Certain arrangements allow customers to retain a portion of the invoiced amount until the completion of the related task or achievement of certain specified milestones. The Company records the retained amounts as revenue when services are provided related to contractually defined tasks or milestones, and collection is reasonably assured. These retainage arrangements occur only when specifically requested by, and negotiated with, the customer. The Company does not offer warranty or provide any other post-contract performance obligations.

Prepayments from customers are recorded as deferred income in the consolidated balance sheets and recognized in the consolidated statement of operations as consulting revenue as the related services are performed.

b)	Cash and cash equivalents

Cash equivalents are highly liquid instruments with an original maturity of three months or less and consist of time deposits and investments in money market and similar funds with commercial banks and financial institutions.

c)	Property and equipment

Property and equipment, which consist of furniture, equipment, and leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is computed using the accelerated method over the estimated useful lives of the related assets, ranging from five to seven years. Depreciation of

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Data for the nine month period ended September 30, 2002 is unaudited)

leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases.

Repairs and maintenance are expensed as incurred. At the time of retirement or other disposal of property or equipment, the cost and related accumulated depreciation are removed from their respective accounts and any resulting gain or loss is included in the consolidated statement of operations.

d)	Costs and Expenses

Direct consulting costs consist of payroll costs associated with direct labor incurred on consulting engagements, other direct costs such as travel and subsistence, subcontracting and other contract expenses. The Company maintains a team of in-house technical consultants that assist in consulting engagements. The costs associated with the time spent by such technical consultants on service engagements are included in direct consulting costs.

Selling, general and administrative expenses include all other expenses such as sales and marketing, costs for information systems, finance and accounting, human resources, and other infrastructure functions related to managing and growing the Company's business. Costs of technical consultants associated with business development and administrative and other non-client service related activities are recorded in selling, general and administrative expenses.

e)	Income taxes (unaudited)

The Company has elected to be taxed as an S Corporation. All revenues and expenses pass directly through to the shareholders and, as such, no tax liability is reflected in the financial statements of the Company. The Company converted from an S corporation to a "C Corporation" subsequent to the acquisition by Quanta Reinsurance U.S. Ltd. Accordingly, pro forma provision for income tax expense is reflected for all periods presented to reflect the Company as a C corporation.

f)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates and assumptions.

3.	Concentration of credit risk

Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts.

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Data for the nine month period ended September 30, 2002 is unaudited)

Accounts receivable consist principally of amounts due from large, credit worthy companies. The Company extends credit to its customers in the normal course of business and monitors the balances of individual accounts to assess any collectibility issues. The Company has not experienced significant losses related to receivables in the past. A summary of customers accounting for significant consulting revenue for the periods ended September 30, 2002 and September 3, 2003 and accounts receivable balances as of December 31, 2002 and September 3, 2003 is as follows:

	Consulting revenue Period ended		Accounts receivable As of
	September 30, 2002	September 3, 2003	December 31, 2002	September 3, 2003
Customer A	20%	23%	18%	15%
Customer B	9%	10%	16%	4%
Customer C	3%	9%	1%	23%

4.	Stock-based compensation

Employee stock awards under the Company's compensation plan are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. The Company provides the disclosure required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company did not incur any compensation expense related to employee stock awards during the nine months ended September 30, 2002 and the period ended September 3, 2003. The pro forma net impact of applying the fair value recognition provisions of SFAS No. 123 was less than $1,000 for the periods ended September 30, 2002 and September 3, 2003.

5.	Earnings Per Share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period, and excludes any dilutive effects of options or warrants. Diluted earnings per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period; common stock equivalent shares are excluded from the computation if their effect is antidilutive.

6.	Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. This evaluation consists of comparison of the carrying value of the asset with the asset's expected undiscounted future cash flows. If the expected undiscounted future cash flows exceed the carrying value of the asset, no impairment is recognized. Impairment losses are measured as the difference between the carrying value of long-lived assets and their fair value, based on discounted future cash flows or other methods.

7.	Comprehensive income

The Company has no items that are required to be reported in other comprehensive income.

8.	Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121, "Accounting

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Data for the nine month period ended September 30, 2002 is unaudited)

for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and portions of Accounting Principles Bulletin Opinion 30, "Reporting the Results of Operations." This Standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. This Standard also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. The adoption of this Standard did not have a significant effect on the Company's financial position, results of operations, or cash flows.

In August 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). It addresses financial accounting and reporting for costs associated with exit or disposal activities and nullified Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and establishes that fair value is the objective for initial measurement of the liability. Under EITF Issue No. 94-3, a liability for an exit cost is recognized at the date of an entity's commitment to an exit plan. The Company does not believe SFAS 146 will have a material effect on the Company's financial position, results of operations, or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ended after December 15, 2002. The adoption of FIN 45 did not have a material effect on the Company's financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS 148 did not have a material effect on the Company's financial position, results of operations, or cash flows.

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Data for the nine month period ended September 30, 2002 is unaudited)

9.	Accounts Receivable

Accounts receivable, excluding accounts receivable from related parties, consist of the following:

	December 31, 2002	September 3, 2003
Billed accounts receivable	$7,661,237	$5,884,527
Unbilled accounts receivable	1,746,926	4,207,559
	9,408,163	10,092,086
Less: Allowance for doubtful accounts	(362,000)	(362,000)

	$9,046,163	$9,730,086

10.	Property and Equipment

Property and equipment consists of:

	December 31, 2002	September 3, 2003

Furniture and equipment	$3,021,917	$3,087,559
Leasehold improvements	196,409	196,409
	3,318,326	3,283,968
Less:Accumulated depreciation	(2,701,374)	(2,852,599)
	$516,952	$431,369

The depreciation expense was approximately $165,000 and $151,000 for the nine months ended September 30, 2002 and for the period ended September 3, 2003, respectively. The Company financed $29,446 of equipment through a capital lease. The related accumulated depreciation totaled $7,700 as of September 3, 2003.

11.	Employee benefit plans

a)	Options and stock based compensation

In 1992, the Company adopted a Stock Option Plan (the "Plan") which reserves 100,000 shares for granting of options through 2003 and provides for the issuance of non-qualified stock options. Options granted pursuant to the Plan are subject to vesting as determined by the Board of Directors that is typically over five years and expire ten years from the date of grant. As of September 3, 2003, there were no options available for future grant.

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Data for the nine month period ended September 30, 2002 is unaudited)

A summary of certain Plan information related to stock options outstanding is as follows:

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2001	6,750	$13.72
Granted during period	—	—
Expired during period	1,250	8.50
Balance, December 31, 2002	5,500	$14.90

Expired and exercised during period	(5,500)	8.50
Balance, September 3, 2003	—	$—

All options outstanding as of September 3, 2003 were fully vested and exercised on the acquisition of the Company by Quanta U.S. Re.

The Company elected the disclosure-only presentation of SFAS123 and, consequently, makes no charge against operations in the financial statements with respect to the fair value of the options granted. To measure stock-based compensation in accordance with SFAS 123, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model.

The pro forma net impact of applying the fair value recognition provisions of SFAS No. 123 was less than $1,000 for the nine months ended September 30, 2002 and the period ended September 3, 2003.

b)	Profit Sharing and 401(k) Plan

The Company's profit sharing and 401(k) plan (the Plan) is a trustee plan. All employees are eligible to participate in the Plan immediately. Contributions by the Company are 33% vested after three years of service and vesting increases 33% each year thereafter, until the fifth year of service, when the employees are 100% vested. The annual 401(k) contribution is determined based upon contributions made by participating employees and rates established annually by the Board of Directors. For the periods ended September 30, 2002 and September 3, 2003, the Company contributed 50% of an employee's contribution up to 2.5% percent of the employee's salary. The Board may also approve a discretionary profit sharing contribution. The Company contributed approximately $125,000 and $118,000 during the periods ended September 30, 2002 and September 3, 2003, respectively, to match employee 401(k) contributions to the Plan. The Company made no discretionary profit sharing contributions to the Plan in 2002 and 2003.

12.	Related-Party Transactions

The Company has a contractual agreement with Industrial Recovery Capital Holdings Company (IRCC) to perform environmental remediation services for IRCC. The shareholders of the Company are 60% shareholders in IRCC. As of December 31, 2002 and September 3, 2003, receivables due to the Company from IRCC totaled $1,205 and $154,653, respectively. For the nine months ended September 30, 2002 and the period ended September 3, 2003, revenues related to services provided to IRCC totaled $160,284 and $257,276, respectively.

Several shareholders of the Company are also shareholders of Tinicum Inc. (Tinicum). As of December 31, 2002 and September 3, 2003, receivables due from Tinicum totaled $3,877 and $49,035,

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Data for the nine month period ended September 30, 2002 is unaudited)

respectively, which were subsequently collected. For the periods ended September 30, 2002 and September 3, 2003, revenues related to services provided to Tinicum totaled $102,174 and $45,157, respectively.

A shareholder and member of the Board of Directors of the Company was employed by Chubb Financial Solutions, Inc. ("Chubb") from January 2001 until June 2003. The Company provides consulting services to Chubb. As of December 31, 2002 and September 3, 2003, receivables due from Chubb totaled $553,853 and $128,180, respectively. For the nine months ended September 30, 2002 and the period ended September 3, 2003, revenues related to services provided to Chubb totaled $778,562 and $649,925, respectively.

Revenue and accounts receivable from IRCC, Tinicum and Chubb are reported separately as transactions from related parties in the consolidated financial statements.

13.	Line of Credit

As of September 3, 2003, the Company had a line of credit with a United States commercial bank in the amount of $1,000,000. Any borrowings from the line of credit are secured by Business Assets of the Company, as defined in the applicable credit arrangement. The interest rate charged is subject to change from time to time based on changes in an index, which is the base rate (4.75% as of December 31, 2002 and 4% as of September 3, 2003) as set by the bank. The Company did not draw against the line of credit during 2002 or 2003.

14.	Commitments and Contingencies

a)	Leases

The Company leases office space and furniture and equipment under operating lease agreements. The Company's lease agreement for its headquarters expires in March 2008. The lease includes an escalation clause that calls for annual increases to the base rental payments. Rent expense is being recognized on a straight-line basis over the respective lease term.

Future minimum payments under operating and capital lease obligations are as follows:

Year ending December 31,	Operating	Capital
2003	$491,627	$2,486
2004	1,436,739	7,459
2005	1,296,342	7,459
2006	1,304,740	7,459
2007	1,192,522	3,108
2008 and thereafter	182,303	—
	$5,904,273	27,971
Interest		(4,600)
		23,371
Capital lease obligations, current		(5,437)
Capital lease obligations, non-current		$17,934

Rent expense under operating leases was approximately $1,345,000 and $1,047,000 in for the periods ended September 30, 2002 and September 3, 2003, respectively.

ENVIRONMENTAL STRATEGIES CONSULTING LLC
(formerly, Environmental Strategies Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Data for the nine month period ended September 30, 2002 is unaudited)

b)	Litigation

As of September 3, 2003, the Company was a party to a litigation that arose out of a dispute with a third party related to a Letter of Intent to lease certain premises. In October 2003, the Company settled the dispute for $49,000.

15.	Subsequent Event

On July 17, 2003, the Company's shareholders entered into a purchase agreement with Quanta U.S. Re to sell all of the Company's outstanding stock for a cash purchase price of $16.5 million, subject to adjustment based on the Company's working capital as of the closing date (September 3, 2003). The adjustment resulted in an additional payment to the Company's shareholders of $0.7 million. Under the purchase agreement, the Company's shareholders also have a right to receive an earn-out payment of up to $5.0 million if the Company achieves specified financial results for the two-year period ending December 31, 2005.

ENVIRONMENTAL STRATEGIES CONSULTING LLC
Schedule II
Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Allowance for doubtful accounts:

Year Ended December 31, 2001	$201,000	150,000	(51,000)	$300,000

Year Ended December 31, 2002	$300,000	62,000	—	$362,000

Period from January 1, 2003 to September 3, 2003	$362,000	—	—	$362,000

Report of Independent Auditors

To the Board of Directors and Shareholder of
National Farmers Union Standard Insurance Company:

In our opinion, the accompanying balance sheets and the related statements of income and comprehensive income, of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of National Farmers Union Standard Insurance Company (a wholly-owned subsidiary of National Farmers Union Property and Casualty Company) at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
November 12, 2003

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
BALANCE SHEETS

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	December 31,
	2002	2001
Assets
Fixed maturity investments, at fair value (cost: $49,119 and $43,082)	$51,359	$43,027
Short-term investments, at amortized cost (which approximates fair value)	3,909	6,835
Other investments, at cost	179	204
Total investments	55,447	50,066
Cash and cash equivalents	54	11
Insurance premiums receivable	4,474	3,715
Reinsurance recoverable on paid and unpaid losses	3,164	3,575
Deferred acquisition costs	1,770	1,574
Investment income accrued	836	753
Current federal income tax recoverable	491	—
Deferred federal income tax asset	264	740
Receivable from affiliate	—	49
Other assets	42	44
Total assets	$66,542	$60,527
Liabilities
Loss and loss adjustment expense reserves	$22,953	$18,218
Unearned insurance premiums	9,156	8,015
Current federal income tax payable	—	1,883
Accounts payable and other liabilities	660	1,602
Payable to affiliates	845	—
Total liabilities	33,614	29,718
Stockholder's equity
Common Stock at $1 par value per share — authorized 5,000,000 shares;
Issued and outstanding 4,200,000 shares	4,200	4,200
Paid-in capital	2,200	2,200
Retained earnings	25,072	24,445
Accumulated other comprehensive income (loss), after tax	1,456	(36)
Total common stockholder's equity	32,928	30,809
Total liabilities and stockholder's equity	$66,542	$60,527

The accompanying notes are an integral part of these financial statements

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Year ended December 31,
	2002	2001	2000
Revenues:
Earned insurance premiums	$23,537	$22,374	$18,719
Net investment income	2,524	2,545	2,522
Net realized gains (losses)	1,346	709	(470)
Other revenue	26	5	—
Total revenues	27,433	25,633	20,771
Expenses:
Loss and loss adjustment expenses	17,209	14,017	13,499
Insurance acquisition expenses	3,614	3,188	2,458
General and administrative expenses	4,181	3,660	3,861
Total expenses	25,004	20,865	19,818
Pretax income	2,429	4,768	953
Federal income tax expense	(802)	(1,576)	(129)
Net income	1,627	3,192	824
Net change in unrealized gains, net of tax	1,492	964	78
Comprehensive net income	$3,119	$4,156	$902
Dividends declared and paid to the common stockholder	$1,000	$—	$—

The accompanying notes are an integral part of these financial statements

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
STATEMENTS OF STOCKHOLDER'S EQUITY

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Stockholder's equity	Common stock	Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss) net of tax
Balances at January 1, 2000	$25,751	$3,000	$2,200	$21,629	$(1,078)
Net income	824	—	—	824	—
Net change in unrealized gains, net of tax	78	—	—	—	78
Common stock dividend	—	1,200	—	(1,200)	—
Balances at December 31, 2000	$26,653	$4,200	$2,200	$21,253	$(1,000)

Net income	3,192	—	—	3,192	—
Net change in unrealized gains, net of tax	964	—	—	—	964
Balances at December 31, 2001	$30,809	$4,200	$2,200	$24,445	$(36)

Net income	1,627	—	—	1,627	—
Net change in unrealized gains, net of tax	1,492	—	—	—	1,492
Dividends declared	(1,000)	—	—	(1,000)	—
Balances at December 31, 2002	$32,928	$4,200	$2,200	$25,072	$1,456

The accompanying notes are an integral part of these financial statements

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Year ended December 31,
	2002	2001	2000
Cash flows from operations:
Net income	$1,627	3,192	824
Charges (credits) to reconcile net income to cash flows from operations:
Deferred federal income tax benefit	(326)	(282)	(125)
Net change in current federal income taxes receivable and payable	(2,374)	1,736	(278)
Net realized (gains) losses	(1,346)	(709)	470
Net change in:
Reinsurance recoverable on paid and unpaid losses	411	(680)	(1,024)
Loss and loss adjustment expense reserves	4,735	1,682	3,562
Insurance premiums receivable	(759)	(1,822)	(740)
Unearned insurance premiums	1,141	2,029	633
Deferred acquisition costs	(196)	(185)	(81)
Other, net	(36)	579	18
Net cash flows provided by operations	2,877	5,540	3,259
Cash flows from investing activities:
Net decrease (increase) in short-term investments	2,926	(3,272)	(1,087)
Sales of fixed maturity investments	49,395	35,832	545
Redemptions, calls and maturities of fixed maturity investments	727	341	3,725
Sales of common stocks and other investments	35	1,094	34
Purchases of fixed maturity investments	(54,917)	(39,490)	(6,505)
Purchases of common stocks	—	(50)	—
Net cash flows used for investing activities	(1,834)	(5,545)	(3,288)
Cash flows from financing activities:
Cash dividends paid to the common stockholder	(1,000)	—	—
Net cash flows used for financing activities	(1,000)	—	—
Net increase (decrease) in cash and cash equivalents during period	43	(5)	(29)
Cash and cash equivalent balances at beginning of period	11	16	45
Cash and cash equivalent balances at end of period	$54	11	16
Supplemental cash flows information:
Net income taxes paid	(3,502)	(122)	(432)

The accompanying notes are an integral part of these financial statements

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

NOTE 1 — NATURE OF OPERATIONS

National Farmers Union Standard Insurance Company ("NFU Standard") was incorporated in 1968 and is principally engaged in property and casualty insurance operations. NFU Standard is domiciled in Colorado and was licensed in 41 states at December 31, 2002.

NFU Standard is a wholly owned subsidiary of National Farmers Union Property and Casualty Company ("NFU"), a wholly owned subsidiary of OneBeacon Insurance Group ("OneBeacon"). On June 1, 2001, White Mountains Insurance Group, Ltd. ("White Mountains"), the ultimate parent company, acquired OneBeacon.

NOTE 2 — SUBSEQUENT EVENT

On September 29, 2003, NFU entered into an agreement to sell all of the outstanding capital stock of NFU Standard for a purchase price equal to the aggregate of $8.6 million plus an amount equal to the book value of specified securities held by NFU Standard on the closing date. This acquisition is conditioned on the receipt of regulatory approval.

NFU agreed that it will assume from NFU Standard all of its underwriting contracts and all of its liabilities and assets as of the closing date provided, however, that not less than $13.0 million in policyholders' surplus shall remain in NFU Standard. If NFU is unable to assume, as a compete Transfer and Assumption, any of the historical insurance business of NFU Standard at the effective date and time because NFU shall not have received regulatory approval pending rate and form filings or any other regulatory reason, NFU shall 100% reinsure NFU Standard for any and all premium, losses and expenses relating to such business as renewed until such approval is received.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of NFU Standard have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Cash and cash equivalents include highly liquid debt instruments purchased with remaining maturities of three months or less. Short-term investments consist of investments that have a maturity of one year or less at the date of purchase.

Fixed maturity investments are designated as available-for-sale. Available-for-sale securities are reported at estimated fair value, with changes in fair value reflected in other comprehensive income net of applicable federal income taxes. Estimated fair values are based on quoted values. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Investment losses that are other than temporary are recognized in earnings.

Other investments, principally mortgage loans made by NFU Standard to unrelated parties, are reported at cost, which approximated fair value as of the balance sheet dates presented.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

Investment income is recorded when earned. Realized investment gains and losses are recognized using the specific identification method.

Earned and Unearned Insurance Premiums

Premiums are recognized as revenue over the coverage period of policies written on a daily pro rata basis. Unearned insurance premiums represent the portion of premiums written relating to the remaining term of each policy. NFU Standard's down payment requirements and conservative credit terms serve to significantly reduce its exposure to uncollectible earned premiums. Cancellations by NFU Standard due to non-payment by its policyholders typically result in coverage effective through a calculated "paid-to" date with no additional cash due. As a result, NFU Standard's exposure to uncollectible earned premiums is generally limited to receivables generated from endorsement or audit activity, which may require a policyholder to pay additional earned premiums even after the cancellation date.

As of December 31, 2002 and 2001, NFU Standard had no established allowance for uncollectible earned premiums. For the years ended December 31, 2002, 2001 and 2000, NFU Standard incurred $34, $31 and $46 in write-offs relating to uncollectible earned premiums.

Deferred Policy Acquisition Costs

Commissions and other costs of acquiring new business that vary with and are primarily related to the production of new business are generally deferred. Deferred policy acquisition costs are amortized over the coverage period of the related insurance policies. Balances of deferred policy acquisition costs are regularly evaluated for recoverability and amounts not expected to be recoverable are expensed.

Loss and Loss Adjustment Expenses

Liabilities for loss and loss adjustment expenses ("LAE") are comprised of case basis estimates for claims and claim expenses reported prior to year-end and estimates of incurred but not reported losses and loss expenses, net of estimated salvage and subrogation recoverable. These estimates are recorded gross of reinsurance, are not discounted and are continually reviewed and updated with any resulting adjustments reflected in current operating results.

Case reserves are estimated based on the experience and knowledge of claims staff regarding the nature and potential cost of each claim and are adjusted as additional information becomes known or payments are made. IBNR reserves are regarded as the most uncertain reserve segment and are derived by subtracting paid loss and LAE and case reserves from estimates of ultimate loss and LAE. Actuaries estimate ultimate loss and LAE using various generally accepted actuarial methods applied to known losses and other relevant information. Like case reserves, IBNR reserves are adjusted as additional information becomes known or payments are made.

Ultimate loss and LAE are generally determined by extrapolation of claim emergence and settlement patterns observed in the past that can reasonably be expected to persist into the future. In forecasting ultimate loss and LAE with respect to any line of business, past experience with respect to that line of business is the primary resource, but cannot be relied upon in isolation. NFU Standard's own experience, particularly claims development experience, such as trends in case reserves, payments on and closings of claims, as well as changes in business mix and coverage limits, is the most important information for estimating its reserves. External data, available from organizations such as statistical bureaus, consulting firms and reinsurance companies, is sometimes used to supplement or corroborate NFU Standard's own experience, and can be especially useful for estimating costs of new business.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

Reinsurance

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. The collectibility of reinsurance recoverables is subject to the solvency of the reinsurers. NFU Standard is selective in regard to its reinsurers, principally placing reinsurance with those reinsurers with a strong financial condition, industry ratings and underwriting ability. NFU Standard monitors the financial condition and ratings of its reinsurers on an ongoing basis.

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies are reported as a reduction of premiums written. Expense allowances received in connection with reinsurance ceded have been accounted for as a reduction of the related policy acquisition costs and are deferred and amortized accordingly.

Federal Income Taxes

NFU Standard is included in the consolidated U.S. tax return of OneBeacon Insurance Group. Under a written tax sharing arrangement with OneBeacon, for periods subsequent to May 31, 2001, the National Farmer's Union Group (as defined in the agreement as being NFU Standard and NFU) is allocated tax based upon the liability of the group if it had filed its return on a stand-alone basis. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year.

NFU Standard was formerly included in the consolidated life/non-life U.S. tax return of OneBeacon Insurance Group (known at that time as CGU Corporation). Under a written tax sharing arrangement with CGU Corporation, for periods prior to June 1, 2001, the National Farmer's Union Group (as defined in the agreement as being NFU Standard and NFU) was allocated tax based upon the liability of the group as if it had filed its return on a stand-alone basis. Under the former agreement, in the event that one of the members of the National Farmers Union Group had taxable income and the other member had a taxable loss, the member with the taxable income would reimburse the loss member for the use of those losses.

Deferred income tax assets and liabilities are recognized based on temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

Recent Accounting Pronouncements

There are no recent accounting pronouncements that are expected to have a material effect on NFU Standard.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

NOTE 4 — INVESTMENTS

The cost or amortized cost and estimated fair values of fixed maturities at December 31 were as follows:

2002	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government and agency obligations	$25,745	$782	$—	$26,527
Obligations of states and political subdivisions	3,148	290	—	3,438
Corporate obligations	19,422	1,259	—	20,681
Preferred stocks	804	—	(91)	713
Total fixed maturities	$49,119	$2,331	$(91)	$51,359

2001
U.S. government and agency obligations	$13,142	$285	$(62)	$13,365
Obligations of states and political subdivisions	3,308	129	—	3,437
Corporate obligations	25,077	34	(352)	24,759
Preferred stocks	1,555	21	(110)	1,466
Total fixed maturities	$43,082	$469	$(524)	$43,027

The cost or amortized cost and estimated fair values of fixed maturities by contractual maturity at December 31, 2002 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Cost or Amortized Cost	Estimated Fair Value
Due in one year or less	$1,962	$1,989
Due after one year through five years	20,485	21,710
Due after five years through ten years	23,863	24,763
Due after ten years	2,005	2,184
Preferred stocks	804	713
Total	$49,119	$51,359

Fixed maturities with carrying values of $12,593 and $8,763 were on deposit with insurance regulatory authorities as required by law at December 31, 2002 and 2001, respectively.

Temporary losses on investment securities are recorded as unrealized losses. Temporary losses do not impact net income but do reduce comprehensive net income and shareholder's equity. Unrealized losses subsequently identified as other-than-temporary impairments are recorded as realized losses.

During the year ended December 31, 2001, NFU Standard recorded $83 in pretax other-than-temporary impairment charges on its portfolio of fixed maturity investments. Of this charge, $57 related to NFU Standard's investments in Preferred Stock of Southern California Edison Company and $26 related to NFU Standard's investment in Preferred Stock of Pacific Gas and Electric. NFU Standard recorded impairment on these investments during 2001 since: (i) its unrealized loss position on these securities was greater than 20% of NFU Standard's initial cost for a period of

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

more than six months, and (ii) since NFU Standard did not expect that the value of these investment would recover in the near term. NFU Standard did not record any other-than-temporary impairment charges for the years ended December 31, 2002 and 2000.

Information relating to NFU Standard's investments for the years ended December 31 is shown below:

	2002	2001	2000
Proceeds from sales, redemptions, calls and maturities	$50,122	$37,011	$4,270
Gross realized gains	1,567	1,332	5
Gross realized losses	(221)	(623)	(475)
Write-downs resulting from other than temporary impairments included in net realized gains	$—	$83	$—

The components of net investment income for the years ended December 31 were as follows:

	2002	2001	2000
Fixed maturities	$2,395	$2,200	$2,191
Short-term investments	96	172	115
Other investment income	167	221	302
Gross investment income	2,658	2,593	2,608
Less: investment expenses	134	48	86
Net investment income	$2,524	$2,545	$2,522

NFU Standard participates in a securities lending program whereby it loans investment securities to other institutions for short periods of time. NFU Standard receives a fee from the borrower in return for the use of its assets. The program initially requires collateral equal to 102% of the fair value of the loaned securities, which is held by a third party. The fair value of the collateral is evaluated daily and, in the event it falls below 100% of the fair value of the loaned securities, NFU Standard has the right to demand that it be immediately increased to an amount equal to 102% of the fair value of the loaned securities. All securities loaned can be redeemed on short notice. The total market value of NFU Standard's securities on loan at December 31, 2002 was $9,770 with corresponding collateral of $9,882.

NOTE 5 — UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES

Loss and LAE reserves are estimates of amounts needed to pay claims and related expenses in the future for insured events that have already occurred. NFU Standard establishes estimates of amounts recoverable from its reinsurers in a manner consistent with the claim liability covered by the reinsurance contracts, net of an allowance for uncollectible amounts. Net loss and LAE reserves represent gross loss and LAE reserves reduced by reinsurance recoverable on unpaid losses. NFU Standard's Loss and LAE reserves represent management's best estimate of reserves based on a composite of the results of the various actuarial methods, as well as consideration of known facts and trends. NFU Standard believes that its reserves are reasonably stated; however, since the process of estimating Loss and LAE reserves involves a considerable degree of judgment by management, ultimate loss and LAE for past accident years may deviate, perhaps materially, from the amounts currently reflected.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

Changes in the liability for unpaid losses and LAE for the years ended December 31 were as follows:

	2002	2001	2000
Beginning of year:
Gross	$18,218	$16,535	$12,974
Less reinsurance recoverables	(3,575)	(2,670)	(1,637)
Net	14,643	13,865	11,337

Incurred losses and LAE relating to:
Current year	15,508	14,314	11,993
Prior years	1,701	(297)	1,506
Total incurred losses and LAE	17,209	14,017	13,499

Paid losses and LAE related to:
Current year	(6,331)	(6,379)	(6,033)
Prior years	(5,732)	(6,860)	(4,938)
Total paid losses and LAE	(12,063)	(13,239)	(10,971)

End of year:
Net	19,789	14,643	13,865
Plus reinsurance recoverables	3,164	3,575	2,670
Gross	$22,953	$18,218	$16,535

The Company recorded $1.7 million and $1.5 million of net unfavorable loss reserve development on prior accident year loss and LAE reserves for the years ending 2002 and 2000, respectively, and $.3 million of favorable development on prior accident year loss and LAE reserves for the year ending 2001.

The net unfavorable development in 2002 was primarily related to higher than anticipated settlement costs within the Company's Other Liability and Auto Liability lines. Other Liability was largely driven by seven claims occurring in 2000 which did not emerge until 2002. Auto Liability had shown favorable development on prior years during 2000 and 2001 but, in 2002, there was an increase in prior year reserves resulting from higher than expected settlement costs.

The net unfavorable development in 2000 was primarily related to higher than anticipated settlement costs within the Company's Worker Compensation line. In 2000, Workers Compensation claims handling for the Company's Telephone Insurance business changed from regional offices in Salt Lake City, Utah and Minneapolis, Minnesota to a consolidated claims handling office in Colorado. New claims adjusters and managers were assigned claims handling duties. As a result, the Company performed a review of its Workers Compensation case reserves. This review led to case reserve increases in response to anticipated increases in medical costs and increased life expectancies.

NOTE 6 — REINSURANCE

In the normal course of business, NFU Standard enters into reinsurance agreements to limit losses from large exposures and recover a portion of the direct losses. This ceding of insurance does not discharge the original issuer from primary liability to its policyholders, and to the extent that a reinsurer would be unable to meet its obligations, NFU Standard would be liable. Management of NFU Standard believes its reinsurers are financially sound and will continue to meet their obligations.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

The effects of reinsurance for the years ended December 31 were as follows:

	2002	2001	2000
Premiums written:
Direct	$28,468	$25,214	$21,073
Ceded	(3,804)	(732)	(1,711)
Net	$24,664	$24,482	$19,362

Premiums earned:
Direct	$27,327	$23,328	$20,439
Ceded	(3,790)	(954)	(1,720)
Net	$23,537	$22,374	$18,719

Losses and loss adjustment expenses:
Direct	$16,940	$15,105	$16,363
Ceded	269	(1,088)	(2,864)
Net	$17,209	$14,017	$13,499

During 2002, NFU and NFU Standard entered into a reinsurance agreement with Towers Perrin Reinsurance that provides NFU and NFU Standard with $9,000 in reinsurance protection for property losses in excess of $1,000. The cost to NFU Standard for the Towers Perrin for this layer of coverage was $381. In addition, during 2002 any property losses in excess of $10,000 were covered up to $40,500 by OneBeacon's reinsurance program covering its subsidiaries, including NFU Standard. The cost to NFU Standard for the OneBeacon layer of coverage was $240. During 2001, OneBeacon provided NFU Standard with $2,000 in reinsurance protection for property losses in excess of $1,000 at a total cost to NFU Standard of $28. In addition, during 2001, any property losses in excess of $3,000 were covered up to $122,000 by OneBeacon's reinsurance program covering its subsidiaries, including NFU Standard at a total cost to NFU Standard of $28.

During 2002, NFU and NFU Standard entered into a reinsurance agreement with Towers Perrin Reinsurance that provides NFU and NFU Standard with $4,000 in reinsurance protection for casualty losses in excess of $1,000. The cost to NFU Standard for the Towers Perrin layer of coverage was $871. In addition, during 2002 any casualty losses in excess of $5,000 would be covered up to $55,000 by OneBeacon's reinsurance program covering its subsidiaries, including NFU Standard. The cost to NFU Standard for the OneBeacon layer of coverage was $300. During 2001, OneBeacon provided NFU Standard with $1,500 in reinsurance protection for casualty losses in excess of $1,000 at a total cost to NFU Standard of $208. In addition, during 2001, any casualty losses in excess of $2,500 were covered up to $37,500 by OneBeacon's reinsurance program covering its subsidiaries, including NFU Standard at a total cost to NFU Standard of $11.

During 2002, 2001 and 2000, NFU Standard ceded premiums to OneBeacon and its subsidiaries of $459, $284 and $53, respectively, under its reinsurance programs with OneBeacon. At December 31, 2002 and 2001 NFU Standard had $149 and $1,120 of reinsurance recoverable on paid and unpaid losses, respectively, from OneBeacon and its subsidiaries.

Effective June 1, 2001, OneBeacon, through Potomac Insurance Company entered into a reinsurance agreement with General Reinsurance Corporation ("GRC Cover"), a wholly-owned subsidiary of Berkshire Hathaway, Inc ("Berkshire"), which provides OneBeacon and its subsidiaries, including NFU Standard, with significant reinsurance protections against unanticipated increases in

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

recorded reserves for insurance losses and loss adjustment expenses. The GRC Cover provides up to $570 million in excess of loss reinsurance protection against adverse development on accident year 2000 and prior losses. At the date of inception, in connection with the GRC Cover, NFU Standard ceded premiums of $170. Berkshire, through their ownership of currently exercisable warrants to acquire common shares of White Mountains, owned approximately 16.1% of White Mountains' total outstanding common shares on a fully-converted basis at December 31, 2002.

At December 31, 2002 and 2001, NFU Standard had $1,848 and $2,101 in reinsurance recoverable on paid and unpaid losses, respectively, from General Reinsurance Corporation.

NOTE 7 — FEDERAL INCOME TAXES

The components of federal income taxes and a reconciliation of the expected and actual federal income taxes for the years ended December 31 were as follows:

	2002	2001	2000
Current	$1,128	$1,858	$254
Deferred	(326)	(282)	(125)
Income tax expense	$802	$1,576	$129

Expected federal income taxes at 35%	$850	$1,669	$334
Tax exempt interest	(55)	(70)	(208)
Other, net	7	23	3
Income tax expense	$802	$1,576	$129

Components of the net deferred income tax asset at December 31 were as follows:

	2002	2001
Deferred income tax asset:
Losses and loss adjustment expense reserves	$846	$549
Unearned insurance premiums	721	601
Other	111	148
Total deferred income tax asset	$1,678	$1,298

Deferred income tax liability:
Net unrealized gains on investments	$784	$(19)
Deferred acquisition costs	620	551
Other	10	26
Total deferred income tax liability	$1,414	$558

Net deferred income tax asset	$264	$740

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

NOTE 8 — OTHER COMPREHENSIVE INCOME

Components of other comprehensive income for the years ended December 31 were as follows:

	2002	2001	2000

Unrealized gains (losses) on investments	$3,641	$2,192	$(350)
Adjustment for unrealized gains (losses) realized	(1,346)	(709)	470
Less related federal income taxes	(803)	(519)	(42)
Total	$1,492	$964	$78

Components of accumulated other comprehensive income at December 31 were as follows:

	2002	2001
Accumulated other comprehensive income:
Unrealized gains (losses) on investments	$2,240	($55)
Less related federal income taxes	(784)	19
Total	$1,456	($36)

NOTE 9 — RELATED PARTY TRANSACTIONS

As of December 31, 2002 and 2001, NFU Standard had receivables of $0 and $49, respectively, from NFU and OneBeacon for miscellaneous items including insurance premiums receivable. As of December 31, 2002 and 2001, NFU Standard had payables of $845 and $0, respectively, to NFU and OneBeacon for miscellaneous items including general and administrative expenses.

NFU Standard pays use of name and state service fees, based on a percentage of premiums, to the National Farmers Union and state organizations. During 2002, 2001 and 2000, fees incurred by NFU Standard for these services approximated $354, $307 and $261, respectively.

As there are no employees of NFU Standard, NFU provides administrative services and allocates a portion of its overhead to NFU Standard. The amounts charged to NFU Standard for such services are based on actual amounts incurred by NFU and are allocated to NFU Standard based on employee records of time spent on NFU Standard matters versus time spent on NFU matters. Additionally, NFU Standard has a service contract with OneBeacon Asset Management, Inc. ("OBAM"), a wholly owned subsidiary of OneBeacon. Under this agreement, OBAM provides investment research and advice, including the execution of orders for the purchase and sale of securities. The amounts charged to NFU Standard by OBAM for such services are based on a fixed fee applied to the month-end market values of the investments being managed. During 2002, 2001 and 2000, NFU Standard incurred a total of $4,373, $3,273 and $4,240 of fees and expenses, respectively, with NFU and OBAM for services provided. NFU Standard believes that the fees and expenses being charged by NFU and OBAM, including the allocation techniques being used to allocate such fees and expenses, are reasonable and that such amounts do not differ materially from the amounts that NFU Standard would expect to pay to an unaffiliated entity for such services.

NFU Standard participated in a reinsurance agreement with OneBeacon during 2002 and 2001. As part of this agreement, NFU Standard ceded approximately $459, $284 and $53 million of premiums to OneBeacon during 2002, 2001 and 2000, respectively. NFU Standard participates in a reinsurance program with OneBeacon that provides coverage for Casualty Excess of Loss Covers, Property Excess of Loss Per Risk and Umbrella Excess of Loss Per Risk.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in thousands of U.S. dollars except for share and per share amounts unless otherwise stated)

During 2000, NFU Standard issued an additional 1,200,000 shares of its common stock to NFU in the form of a common stock dividend. This transaction was made by NFU Standard to comply with certain licensing requirements for admission to the State of New Jersey.

NOTE 10 — CONTINGENCIES

Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. In accordance with Statement of Position 97-3, "Accounting by Insurance and Other enterprises for Insurance-Related Assessments" ("SOP 97-3"), NFU Standard records guaranty fund assessments when the loss is probable and the assessment amount can be reasonably estimated. At December 31, 2002 and 2001, NFU Standard required no reserve for such assessments.

NFU Standard is involved in litigation incurred in the normal settlement of claims liabilities. In the opinion of management, provision has been made in the financial statements for estimated losses that may result.

NOTE 11 — STATUTORY INFORMATION

The Division of Insurance of the State of Colorado (the "Division") requires NFU Standard to maintain minimum statutory capital and surplus of $2,000. Other states in which Standard is licensed to do business have their own requirements as to minimum statutory capital and surplus.

Dividends are payable from earned statutory surplus and may require the approval of state regulatory authorities, based on limitations relating to statutory surplus and net income. At December 31, 2002, 10% of surplus or approximately $2.9 million was available for dividends to NFU in 2002 without the prior approval of the Division. Extraordinary dividends may be paid only with the approval of the Division. NFU Standard paid a cash dividend of $1,000 to NFU during 2002. No cash dividends were paid by NFU Standard during 2001.

Statutory basis information at and for the years ended December 31, were as follows:

	2002	2001	2000
Capital and surplus	$29,407	$28,982	$20,018
Net income	$1,275	$3,037	$1,032

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
BALANCE SHEETS

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	September 30, 2003	December 31, 2002
	(unaudited)
Assets
Fixed maturity investments, at fair value (cost: $43,752 and $49,119)	$46,499	$51,359
Short-term investments, at amortized cost (which approximates fair value)	11,079	3,909
Other investments, at cost	126	179
Total investments	57,704	55,447
Cash and cash equivalents	1,683	54
Accounts receivable on unsettled investment sales	11,999	—
Insurance premiums receivable	6,632	4,474
Reinsurance recoverable on paid and unpaid losses	4,044	3,164
Deferred acquisition costs	2,662	1,770
Current federal income tax recoverable	548	491
Receivable from affiliates	523	—
Investment income accrued	421	836
Deferred federal income tax asset	122	264
Other assets	21	42
Total assets	$86,359	$66,542
Liabilities
Loss and loss adjustment expense reserves	$26,631	$22,953
Unearned insurance premiums	13,657	9,156
Accounts payable on unsettled investment purchases	12,808	—
Accounts payable and other liabilities	678	660
Payable to affiliates	—	845
Total liabilities	53,774	33,614
Stockholder's equity
Common Stock at $1 par value per share — authorized 5,000,000 shares; Issued and outstanding 4,200,000 shares	4,200	4,200
Paid-in capital	2,200	2,200
Retained earnings	24,399	25,072
Accumulated other comprehensive income, after tax	1,786	1,456
Total common stockholder's equity	32,585	32,928
Total liabilities and stockholder's equity	$86,359	$66,542

The accompanying notes are an integral part of these financial statements

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Nine months ended September 30,
	2003	2002
Revenues
Earned insurance premiums	$20,315	$17,815
Net investment income	1,585	1,950
Net realized gains	121	1,222
Other revenue	11	27
Total revenues	22,032	21,014
Expenses
Loss and loss adjustment expenses	14,304	10,874
Insurance acquisition expenses	3,058	2,579
General and administrative expenses	4,219	3,059
Total expenses	21,581	16,512
Pretax income	451	4,502
Federal income tax expense	(124)	(1,532)
Net income	327	2,970
Net change in unrealized gains and losses for investments held	409	2,294
Recognition of unrealized gains and losses for investments sold	(79)	(794)
Comprehensive net income	$657	$4,470
Dividends declared and paid to the common stockholder	$1,000	$—

The accompanying notes are an integral part of these financial statements

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
STATEMENTS OF STOCKHOLDER'S EQUITY
(UNAUDITED)

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Stockholder's Equity	Common Stock	Paid-in capital	Retained earnings	Accumulated other comprehensive income after tax
Balances at January 1, 2003	$32,928	$4,200	$2,200	$25,072	$1,456
Net income	327	—	—	327	—
Other comprehensive income, after tax	330	—	—	—	330
Dividends declared	(1,000)	—	—	(1,000)	—
Balances at September 30, 2003	$32,585	$4,200	$2,200	$24,399	$1,786
Balances at January 1, 2002	$30,809	$4,200	$2,200	$24,445	$(36)
Net income	2,970	—	—	2,970	—
Other comprehensive income, after tax	1,500	—	—	—	1,500
Balances at September 30, 2002	$35,279	$4,200	$2,200	$27,415	$1,464

The accompanying notes are an integral part of these financial statements

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Nine months ended September 30,
	2003	2002
Cash flows from operations
Net income	$327	$2,970
Charges (credits) to reconcile net income to cash flows from operations:
Deferred federal income tax benefit	(36)	(84)
Net change in current federal income taxes receivable and payable	(57)	(1,302)
Net realized gains	(121)	(1,222)
Other operating items:
Net change in reinsurance recoverable on paid and unpaid losses	(880)	(51)
Net change in loss and loss adjustment expense reserves	3,678	2,628
Net change in insurance premiums receivable	(2,158)	(1,540)
Net change in unearned insurance premiums	4,501	3,281
Net change in deferred acquisition costs	(892)	(633)
Other, net	(834)	1,186
Net cash flows provided by operations	3,528	5,233
Cash flows from investing activities
Net increase in short-term investments	(7,170)	(20,765)
Net change in unsettled investment purchases and sales	809	8,648
Sales, maturities, calls and redemptions of fixed maturity investments	135,088	29,247
Sales of common stocks and other investments	53	22
Purchases of fixed maturity investments	(129,679)	(22,365)
Net cash flows used for investing activities	(899)	(5,213)
Cash flows from financing activities
Cash dividends paid to the common stockholder	(1,000)	—
Net cash used for financing activities	(1,000)
Net increase in cash and cash equivalents during period	1,629	20
Cash and cash equivalent balances at beginning of period	54	11
Cash and cash equivalent balances at end of period	$1,683	$31
Supplemental cash flows information
Net income taxes recovered (paid)	$278	$(2,979)

The accompanying notes are an integral part of these financial statements

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)

NOTE 1 — NATURE OF OPERATIONS

National Farmers Union Standard Insurance Company ("NFU Standard") was incorporated in 1968 and is principally engaged in property and casualty insurance operations. NFU Standard is domiciled in Colorado and was licensed in 41 states at September 30, 2003.

NFU Standard is a wholly owned subsidiary of National Farmers Union Property and Casualty Company ("NFU"), a wholly owned subsidiary of OneBeacon Insurance Group ("OneBeacon"). On June 1, 2001, White Mountains Insurance Group, Ltd. ("White Mountains"), the ultimate parent company, acquired OneBeacon.

NOTE 2 — PENDING TRANSACTION

On September 29, 2003, NFU entered into an agreement to sell all of the outstanding capital stock of NFU Standard for a purchase price equal to the aggregate of $8.6 million plus an amount equal to the book value of specified securities held by NFU Standard on the closing date. This acquisition is conditioned on the receipt of regulatory approval.

NFU agreed that it will assume from NFU Standard all of its underwriting contracts and all of its liabilities and assets as of the closing date provided, however, that not less than $13.0 million in policyholders' surplus shall remain in NFU Standard. If NFU is unable to assume, as a compete Transfer and Assumption, any of the historical insurance business of NFU Standard at the effective date and time because NFU shall not have received regulatory approval pending rate and form filing or any other regulatory reason, NFU shall 100% reinsure NFU Standard for any and all premium, losses and expenses relating to such business as renewed until such approval is received.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of NFU Standard have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim financial data as of September 30, 2003 and for the nine months ended September 30, 2003 and September 30, 2002 is unaudited; however, in the opinion of NFU Standard, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.

Investments

Cash and cash equivalents include highly liquid debt instruments purchased with remaining maturities of three months or less. Short-term investments consist of investments that have a maturity of one year or less at the date of purchase.

Fixed maturity investments are designated as available-for-sale. Available-for-sale securities are reported at estimated fair value, with changes in fair value reflected in other comprehensive income net of applicable federal income taxes. Estimated fair values are based on quoted values. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Investment losses that are other than temporary are recognized in earnings.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)

Other investments, principally mortgage loans made by NFU Standard to unrelated parties, are reported at cost, which approximated fair value as of the balance sheet dates presented.

Investment income is recorded when earned. Realized investment gains and losses are recognized using the specific identification method.

Premiums and Unearned Insurance Premiums

Premiums are recognized as revenue over the coverage period of policies written on a daily pro rata basis. Unearned insurance premiums represent the portion of premiums written relating to the remaining term of each policy. NFU Standard's down payment requirements and conservative credit terms serve to significantly reduce its exposure to uncollectible earned premiums. Cancellations by NFU Standard due to non-payment by its policyholders typically result in coverage effective through a calculated "paid-to" date with no additional cash due. As a result, NFU Standard's exposure to uncollectible earned premiums is generally limited to receivables generated from endorsement or audit activity, which may require a policyholder to pay additional earned premiums even after the cancellation date.

As of September 30, 2003 and December 31, 2002, NFU Standard had no established allowance for uncollectible earned premiums. For the nine months ended September 30, 2003 and 2002, NFU Standard incurred $31 and $26 in write-offs relating to uncollectible earned premiums.

Deferred Policy Acquisition Costs

Commissions and other costs of acquiring new business that vary with and are primarily related to the production of new business are generally deferred. Deferred policy acquisition costs are amortized over the coverage period of the related insurance policies. Balances of deferred policy acquisition costs are regularly evaluated for recoverability and amounts not expected to be recoverable are expensed.

Loss and Loss Adjustment Expenses

Liabilities for loss and loss adjustment expenses ("LAE") are comprised of case basis estimates for reported claims and claim expenses and estimates of incurred but not reported losses and loss expenses, net of estimated salvage and subrogation recoverable, are gross of reinsurance and are not discounted. These estimates are continually reviewed and updated and any resulting adjustments are reflected in current operating results.

Case reserves are estimated based on the experience and knowledge of claims staff regarding the nature and potential cost of each claim and are adjusted as additional information becomes known or payments are made. IBNR reserves are regarded as the most uncertain reserve segment and are derived by subtracting paid loss and LAE and case reserves from estimates of ultimate loss and LAE. Actuaries estimate ultimate loss and LAE using various generally accepted actuarial methods applied to known losses and other relevant information. Like case reserves, IBNR reserves are adjusted as additional information becomes known or payments are made.

Ultimate loss and LAE are generally determined by extrapolation of claim emergence and settlement patterns observed in the past that can reasonably be expected to persist into the future. In forecasting ultimate loss and LAE with respect to any line of business, past experience with respect to that line of business is the primary resource, but cannot be relied upon in isolation. NFU Standard's own experience, particularly claims development experience, such as trends in case reserves, payments on and closings of claims, as well as changes in business mix and coverage limits, is the most important information for estimating its reserves. External data, available from organizations such as

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)

statistical bureaus, consulting firms and reinsurance companies, is sometimes used to supplement or corroborate NFU Standard's own experience, and can be especially useful for estimating costs of new business.

Reinsurance

In the normal course of business, NFU Standard enters into reinsurance agreements to limit losses from large exposures and recover a portion of the direct losses. This ceding of insurance does not discharge the original issuer from primary liability to its policyholders, and to the extent that a reinsurer would be unable to meet its obligations, NFU Standard would be liable. Management of NFU Standard believes its reinsurers are financially sound and will continue to meet their obligations.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. The collectibility of reinsurance recoverables is subject to the solvency of the reinsurers. NFU Standard is selective in regard to its reinsurers, principally placing reinsurance with those reinsurers with a strong financial condition, industry ratings and underwriting ability. NFU Standard monitors the financial condition and ratings of its reinsurers on an ongoing basis.

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies are reported as a reduction of premiums written. Expense allowances received in connection with reinsurance ceded have been accounted for as a reduction of the related policy acquisition costs and are deferred and amortized accordingly.

Federal Income Taxes

NFU Standard is included in the consolidated U.S. tax return of OneBeacon Insurance Group. Under a written tax sharing arrangement, the National Farmer's Union Group (as defined in the agreement as being NFU Standard and NFU) is allocated tax based upon the liability of the group if it had filed its return on a stand-alone basis. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

Recent Accounting Pronouncements

There are no recent accounting pronouncements that are expected to have a material effect on NFU Standard.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)

NOTE 4 — INVESTMENTS

The cost or amortized cost and estimated fair values of fixed maturities for the respective balance sheet dates were as follows:

As of September 30, 2003	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government and agency obligations	$24,868	$1,182	$(11)	$26,039
Obligations of states and political subdivisions	3,094	296	—	3,390
Corporate	15,258	1,307	—	16,565
Preferred stocks	532	7	(34)	505
Total fixed maturities	$43,752	$2,792	$(45)	$46,499

As of December 31, 2002
U.S. government and agency obligations	$25,745	$782	$—	$26,527
Obligations of states and political subdivisions	3,148	290	—	3,438
Corporate	19,422	1,259	—	20,681
Preferred stocks	804	—	(91)	713
Total fixed maturities	$49,119	$2,331	$(91)	$51,359

Information relating to NFU Standard's investments for the nine months ended September 30 is shown below:

	2003	2002
Proceeds from sales, redemptions, calls and maturities ..	$135,141	$29,269
Gross realized gains	527	1,384
Gross realized losses	(406)	(162)

Temporary losses on investment securities are recorded as unrealized losses. Temporary losses do not impact net income but do reduce comprehensive net income and shareholder's equity. Unrealized losses subsequently identified as other-than temporary impairments are recorded as realized losses.

NFU Standard's methodology of assessing other-than-temporary impairment charges on its investments is based on security specific facts, circumstances and intentions as of the balance sheet date. NFU Standard did not record any other-than-temporary impairment charges for the nine months ended September 30, 2003 and 2002.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)

The components of net investment income for the nine months ended September 30 were as follows:

	2003	2002
Fixed maturities	$1,626	$1,878
Short-term investments	82	118
Other investment income	26	40
Gross investment income	1,734	2,036
Less: investment expenses	(149)	(86)
Net investment income	$1,585	$1,950

NFU Standard participates in a securities lending program whereby it loans investment securities to other institutions for short periods of time. NFU Standard receives a fee from the borrower in return for the use of its assets. The program initially requires collateral equal to 102% of the fair value of the loaned securities, which is held by a third party. The fair value of the collateral is evaluated daily and, in the event it falls below 100% of the fair value of the loaned securities, NFU Standard has the right to demand that it be immediately increased to an amount equal to 102% of the fair value of the loaned securities. All securities loaned can be redeemed on short notice. The total market value of Standard's securities on loan at September 30, 2003 was $16,392 with corresponding collateral of $16,682.

As of September 30, 2003, NFU Standard reported $12,808 in accounts payable on unsettled investment purchases and $11,999 in accounts receivable on unsettled investment sales, substantially all of which are related to agreements to purchase or sell "TBA" mortgage-backed securities. A TBA trade represents a commitment to purchase or sell a pool of mortgage-backed securities in the future. TBA trades are settled in the future, since at the time of the trade, the specific identification of the mortgage loans underlying the mortgage-backed security is not final. Mortgage pools (including fixed rate or variable rate mortgages) guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac are subsequently allocated to the TBA transactions. The period between the TBA trade date and the ultimate cash settlement date can be as long as 180 days, though it typically runs between 45 and 60 days. At the time of a TBA purchase trade, NFU Standard intends to take delivery of the mortgage-backed security on the cash settlement date.

NOTE 5 — UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES

Loss and LAE reserves are estimates of amounts needed to pay claims and related expenses in the future for insured events that have already occurred. NFU Standard establishes estimates of amounts recoverable from its reinsurers in a manner consistent with the claim liability covered by the reinsurance contracts, net of an allowance for uncollectible amounts. Net loss and LAE reserves represent gross loss and LAE reserves reduced by reinsurance recoverable on unpaid losses. NFU Standard's Loss and LAE reserves represent management's best estimate of reserves based on a composite of the results of the various actuarial methods, as well as consideration of known facts and trends. NFU Standard believes that its reserves are reasonably stated; however, since the process of estimating Loss and LAE reserves involves a considerable degree of judgment by management, ultimate loss and LAE for past accident years may deviate, perhaps materially, from the amounts currently reflected.

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)

Changes in the liability for unpaid losses and LAE for the nine months ended September 30 were as follows:

	2003	2002
Beginning of period:
Gross	$22,953	$18,218
Less reinsurance recoverables	(3,164)	(3,575)
Net	19,789	14,643

Incurred losses and LAE relating to:
Current period	13,778	10,671
Prior years	526	203
Total incurred losses and LAE	14,304	10,874

Paid losses and LAE related to:
Current period	(4,968)	(3,929)
Prior years	(6,538)	(4,289)
Total paid losses and LAE	(11,506)	(8,218)

End of period
Net	22,587	17,299
Plus reinsurance recoverables	4,044	3,547
Gross	$26,631	$20,846

Prior accident year losses and LAE increased by $526 and $203 during the nine months ended September 30, 2003 and 2002, respectively, relating primarily to NFU Standard's longer-tailed coverages, such as workers compensation and other general liability, within its commercial package policies known as the Telecommunication Insurance Plan. The adverse loss development reported during these periods for these coverages resulted from higher than anticipated settlement costs of certain prior year claims.

No additional premiums or return premiums have been accrued as a result of these prior-year effects.

NOTE 6 — RELATED PARTY TRANSACTIONS

As of September 30, 2003 and 2002, NFU Standard had receivables of $523 and $38, respectively, from NFU and OneBeacon for miscellaneous items including insurance premiums receivable. As of September 30, 2003 and 2002, NFU Standard had payables of $0 and $1,764, respectively, to NFU and OneBeacon for miscellaneous items including general and administrative expenses.

NFU Standard pays use of name and state service fees, based on a percentage of premiums, to NFU and state organizations, respectively. Fees incurred by NFU Standard approximated $357 and $293 for the nine months ended September 30, 2003 and 2002, respectively.

As there are no employees of NFU Standard, NFU provides administrative services and allocates a portion of its overhead to NFU Standard. The amounts charged to NFU Standard for such services are based on actual amounts incurred by NFU and are allocated to NFU Standard based on employee records of time spent on NFU Standard matters versus time spent on NFU matters. Additionally,

NATIONAL FARMERS UNION STANDARD INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)

NFU Standard has a service contract with OneBeacon Asset Management, Inc. ("OBAM"), a wholly owned subsidiary of OneBeacon. Under this agreement, OBAM provides investment research and advice, including the execution of orders for the purchase and sale of securities. The amounts charged to NFU Standard by OBAM for such services are based on a fixed fee applied to the month-end market values of the investments being managed. During the nine months ended September 30, 2003 and 2002, NFU Standard incurred a total of $3,739 and $2,877 of fees and expenses, respectively, with NFU and OBAM for services provided. NFU Standard believes that the fees and expenses being charged by NFU and OBAM, including the allocation techniques being used to allocate such fees and expense, are reasonable and that such amounts do not differ materially from the amounts that NFU Standard would expect to pay to an unaffiliated entity for such services.

NFU Standard participated in a reinsurance agreement with OneBeacon during the nine months ended September 30, 2003 and 2002. As part of this agreement, NFU Standard ceded approximately $2,770 and $344 of premiums to OneBeacon during the 2003 and 2002 periods, respectively. NFU Standard participates in a reinsurance program with OneBeacon that provides coverage for Casualty Excess of Loss Covers, Property Excess of Loss Per Risk and Umbrella Excess of Loss Per Risk.

NOTE 7 — CONTINGENCIES

Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. In accordance with Statement of Position 97-3, "Accounting by Insurance and Other enterprises for Insurance-Related Assessments" ("SOP 97-3"), NFU Standard records guaranty fund assessments when the loss is probable and the assessment amount can be reasonably estimated. At September 30, 2003, NFU Standard required no reserve for such assessments.

NFU Standard is involved in litigation incurred in the normal settlement of claims liabilities. In the opinion of management, provision has been made in the financial statements for estimated losses that may result.

NOTE 8 — STATUTORY INFORMATION

The Division of Insurance of the State of Colorado (the "Division") requires NFU Standard to maintain minimum statutory capital and surplus of $2,000. Other states in which NFU Standard is licensed to do business have their own requirements as to minimum statutory capital and surplus.

Dividends are payable from earned statutory surplus and may require the approval of state regulatory authorities, based on limitations relating to statutory surplus and net income. At September 30, 2003, 10% of surplus or approximately $2,811 million was available for dividends to NFU in 2003 without the prior approval of the Division. Extraordinary dividends may be paid only with the approval of the Division. NFU Standard paid a cash dividend of $1.0 million to NFU Standard during 2003. No cash dividends were paid by NFU Standard during 2002.

As of September 30, 2003 and December 31, 2002, NFU Standard's Statutory basis capital and surplus totaled $28,114 and $29,407, respectively. For the nine months ended September 30, 2003 and 2002, NFU Standard's Statutory basis net (loss) income totaled $(621) and $2,397, respectively.

GLOSSARY OF SELECTED REINSURANCE, INSURANCE AND INVESTMENT TERMS

Acquisition costs:	The aggregate of policy acquisition costs, including commissions and the portion of administrative, general and other expenses attributable to underwriting operations.
Attachment point:	The amount of loss (per occurrence or in the aggregate, as the case may be) above which excess of loss insurance or reinsurance becomes operative.
Broker:	One who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other service rendered, between (1) a policyholder and a primary insurer, on behalf of the insured party, (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.
Capacity:	The percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions or indirect restrictions.
Case reserves:	Loss reserves, established with respect to specific, individual reported claims.
Casualty insurance and reinsurance:	Insurance or reinsurance that is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the resulting legal liability imposed on the underlying insured or reinsured resulting therefrom.
Catastrophe; Catastrophic:	A severe loss or disaster, typically involving multiple claimants.
Common perils include earthquakes, hurricanes, hailstorms, severe winter weather, floods, fires, tornadoes, explosions and other natural or man-made disasters. Catastrophe losses may also arise from acts of war, acts of terrorism and political instability.
Catastrophe loss:	Loss and directly identified loss adjustment expenses from catastrophes.
Catastrophe reinsurance:	A form of excess of loss reinsurance which, subject to a specified reinsurance:limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a catastrophic event. These reinsurance contracts are typically designed to cover property insurance losses but can be written to cover other types of insurance losses such as losses from workers' compensation policies.
Cede; Cedent; Ceding company:	When a party reinsures its liability with another, it transfers or "cedes" business (premiums or losses) and is referred to as the "cedent" or "ceding company."

Ceding commission:	A fee based upon the ceding company's cost of acquiring the business being reinsured (including commissions, premium taxes, assessments and miscellaneous administrative expense), which also may include a profit factor.
Claim:	Request by an insured or reinsured for indemnification by an insurance company or a reinsurance company for loss incurred from an insured peril or event.
Claims-made:	Insurance or reinsurance coverage with respect to claims reported during the policy period. The date of the claim report is deemed to be the date of the loss event. Usually coverage is also restricted to claims occurring and being reported (or made) during the policy period, unless coverage is provided to also include occurrences prior to the policy effective date (a retroactive date).
Clash coverage:	Coverage for losses incurred under two or more coverages or policies from the same event.
Combined ratio:	The combined ratio is the sum of the loss and loss expense ratio, the acquisition cost ratio and the general and administrative expense ratio, determined in accordance with either SAP or U.S. GAAP. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.
Correlation:	The degree to which events or financial results tend to correspond to each other.
Deductible:	The amount of loss that an insured retains, although the insurer may be legally responsible for losses within the deductible and looks to the insured for reimbursement for such losses. Contrast this with a self-insured retention (SIR), where the insurer is only responsible for claims in excess of the SIR, regardless of the financial status of the insured.
Directors' and officers' liability:	Insurance or reinsurance which covers liability for corporate directors and officers for wrongful acts, subject to applicable exclusions, terms and conditions of the policy.
Employment practices liability:
Insurance or reinsurance that covers liability for an employer and its directors, officers and employees for claims resulting from wrongful termination, discrimination, sexual harassment, wrongful discipline and failure to employ or promote.
Errors and omissions liability:
Coverage for liability resulting from errors or omissions in the performance of professional duties. Applicable as a general rule to professional business activities including but not limited to banking, accounting, law, insurance and real estate.

Excess and surplus lines:	Insurers who are not licensed and accept risks on a non-admitted or unregulated basis in accordance with state laws regarding excess and surplus lines insurance. Excess and surplus lines provisions of state law allow excess and surplus lines insurers to provide insurance only for risks for which there is no market readily available through licensed insurers in such state.
Excess of aggregate coverage:
The insurer or reinsurer indemnifies an insured or reinsured for an aggregate or cumulative amount of losses in excess of a self-insured retention (if insurance) or a specified retained aggregate amount of losses incurred by the reinsured over a specified period of time up to a limit of a specified aggregate amount (if reinsurance).
Excess of loss:	A generic term describing insurance or reinsurance that indemnifies the insured or the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a "retention." Also known as non-proportional insurance or reinsurance. Excess of loss insurance or reinsurance is written in layers. An insurer or reinsurer or group of insurers or reinsurers accepts a band of coverage up to a specified amount. The total coverage purchased by the cedent is referred to as a "program" and will typically be placed with predetermined insurers or reinsurers in pre-negotiated layers. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of an insurer's or reinsurer's insolvency.
Exclusions:	Provisions in an insurance or reinsurance policy excluding certain risks or otherwise limiting the scope of coverage.
Exposure:	The possibility of loss. A unit of measure of the amount of risk a company assumes.
Facultative Reinsurance:	The reinsurance of all or a portion of the insurance provided by a single policy. Each policy reinsured is separately negotiated.
Frequency:	The number of claims occurring during a given coverage period. This is sometimes quoted as number of claims per unit of exposure.
General and administrative expense ratio:	The ratio of general and administrative expenses to net premiums earned.
Gross premiums written:	Total premiums for insurance written and assumed reinsurance during a given period.
Incurred but not reported ("IBNR"):	Reserves for estimated losses and loss expenses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer, including unknown future developments on losses which are known to the insurer or reinsurer.
Layer:	The interval between the retention or attachment point and the maximum limit of indemnity for which an insurer or reinsurer is responsible.

Loss and loss expense ratio:	The ratio of losses and loss expenses to net premiums earned, determined in accordance with either SAP or U.S. GAAP.
Loss reserves:	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for loss expenses.
Losses and loss expense:	The expense of settling claims, including legal and other fees and the portion of general expense allocated to claim settlement costs (also known as claim adjustment expenses) plus losses incurred with respect to claims.
Losses incurred:	The total losses sustained by an insurer or reinsurer under a policy or policies, whether paid or unpaid. Incurred losses include a provision for IBNR.
Net premiums earned:	The portion of net premiums written during or prior to a given period that was actually recognized as income during such period.
Net premiums written:	Gross premiums written for a given period less premiums ceded to reinsurers and retrocessionaires during such period.
Occurrence basis:	Insurance or reinsurance that provides coverage for an event during the term of the policy that results in an insured loss. This is distinguishable from claims-made insurance or reinsurance because the claim may be made after the policy period expires. The limits of these policies provide a maximum amount recoverable under the policy as a result of any one event, regardless of the number of claims.
Premiums:	The amount charged during the term on policies and contracts issued, renewed or reinsured by an insurance company or reinsurance company.
Probable maximum:	The largest probable loss on any given insurance policy or coverage, as determined by loss: past experience and information.
Quota share reinsurance:	Reinsurance under which the insurer cedes an agreed-upon fixed percentage of liabilities, premiums and losses for each policy covered on a pro rata basis.
Rates:	Amounts charged per unit of insurance and reinsurance (also sometimes shown per unit of exposure).

Reinsurance:	An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.
Reinsurance agreement:	A contract specifying the terms of a reinsurance transaction (also known as a reinsurance certificate particularly with respect to facultative reinsurance).
Reported losses:	Claims or potential claims that have been identified to a reinsurer by a ceding company or to an insurer by an insured.
Reserves:	Liabilities established by insurers and reinsurers to reflect the estimated costs of claim payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses, for loss expenses and for unearned premiums. Loss reserves consist of "case reserves," or reserves established with respect to individual reported claims, and "IBNR reserves." For reinsurers, loss expenses reserves are generally not significant because substantially all of the loss expenses associated with particular claims are incurred by the primary insurer and reported to reinsurers as losses. Unearned premium reserves constitute the portion of premium paid in advance for insurance or reinsurance that has not yet been provided. See also "Loss Reserves."
Retention:	The amount or portion of a risk or group of risks that an insurer retains for its own account, not covered by any reinsurance purchased by the insurer. Losses from risks that are reinsured are still obligations of the insurer, but reimbursable by the reinsurer. In proportional agreements, the retention may be a percentage of the original policy's limit. In excess of loss business, the retention is a dollar amount of loss, a loss ratio or a percentage.
Retention may also mean that portion of the loss retained by the insured or policyholder. Most insureds do not purchase insurance to cover their entire exposure. Rather, they elect to take a deductible or self-insured retention, a portion of the risk that they will cover themselves.

Retrocessional protection; Retrocessionaire:
A transaction in which a reinsurer cedes to another reinsurer, the retrocessionaire, all or part of the reinsurance that the first reinsurer has assumed. Retrocessional protection does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured. Reinsurance companies cede risks to retrocessionaires for reasons similar to those that cause primary insurers to purchase reinsurance: to reduce net liability on individual risks, to protect against catastrophic losses, to stabilize financial ratios and to obtain additional underwriting capacity.
Risk-based capital:	A measure adopted by the NAIC and enacted by states for determining the minimum statutory capital and surplus requirements of insurers with required regulatory and company actions that apply when an insurer's capital and surplus is below these minimums.
Self-insure:	The retention of a portion of the risk by a person or entity for its own account. See "Deductible" above for a comparison.
Specialty lines:	Lines of insurance and reinsurance that provide coverage for risks that are often unusual or difficult to place and do not fit the underwriting criteria of standard commercial products carriers.
Statutory accounting principles ("SAP"):
Recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by United States state insurance regulatory authorities including the NAIC, which in general reflect a liquidating, rather than going concern, concept of accounting.
Surplus:	As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state to be recognized on the statutory balance sheet. Surplus is often referred to as "surplus as regards policyholders" for statutory accounting purposes.
Treaty reinsurance; Reinsurance treaties:
The reinsurance of a specified type or category of risks defined in a reinsurance agreement between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer, and the reinsurer is obligated to accept, a specified portion of all of that type or category of risks originally written by the primary insurer or reinsured.
Underwriter:	An employee of an insurance or reinsurance company who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk.
Underwriting:	The insurer's or reinsurer's process of reviewing applications for insurance coverage, and the decision whether to accept all or part of the coverage and determination of the applicable premiums; also refers to the acceptance of that coverage.

U.S. GAAP:	U.S. generally accepted accounting principles as defined by the American Institute of Certified Public Accountants or statements of the Financial Accounting Standards Board. U.S. GAAP is the method of accounting to be used by Quanta Holdings for reporting to shareholders.
Workers' compensation:	A system (established under state and federal laws) under which employees provide insurance for benefit payments to their employees for work-related injuries, deaths and diseases, regardless of fault.

59,049,769 Common Shares

Quanta Capital Holdings Ltd.

PROSPECTUS

May 13, 2004

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common shares offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common shares in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.